03033053

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Matrix Petroleum Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Alberta
(Jurisdiction of Subject Company's Incorporation or Organization)

Berens Energy Ltd.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

083684100
(CUSIP Number of Class of Securities (if applicable))

Torys LLP
237 Park Avenue
New York, New York 10017
Attention: Andrew J. Beck
(212) 880-6000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 14, 2003
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Notice of Special Meeting and Management Proxy Circular, dated November 12, 2003
Form of Proxy
Letter of Transmittal

Item 2. Informational Legends

See page 6 of the Notice of Special Meeting and Management Proxy Circular, dated November 12, 2003

MATRIX PETROLEUM INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
to be held on December 12, 2003

and

MANAGEMENT PROXY CIRCULAR

with respect to a

Proposed Amalgamation

of

MATRIX PETROLEUM INC.

and

1075129 ALBERTA LTD.

a wholly-owned subsidiary of

BERENS ENERGY LTD.

November 12, 2003

MATRIX PETROLEUM INC.

Suite 1630, First Alberta Place
777 – 8th Avenue S.W.
Calgary, Alberta
T2P 3R5

November 12, 2003

To the Shareholders of Matrix Petroleum Inc.

You are invited to attend the special meeting (the "Meeting") of the holders of common shares ("Shareholders") of Matrix Petroleum Inc. ("Matrix" or the "Corporation") to be held at the offices of Burnet, Duckworth & Palmer LLP, Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta on December 12, 2003 at 10:00 a.m. (Calgary time). At the Meeting, Shareholders will be asked to approve the amalgamation (the "Amalgamation") of Matrix and 1075129 Alberta Ltd. ("Subco"), a wholly-owned subsidiary of Berens Energy Ltd. ("Berens"), on the basis set forth in the enclosed Management Proxy Circular (the "Information Circular").

Should the Amalgamation be approved by Shareholders, each holder of issued and outstanding common shares of Matrix ("Common Shares") (other than Shareholders who have validly exercised their right of dissent) will receive upon completion of the Amalgamation 0.51 of a common share of Berens ("Berens Shares") in exchange for each issued and outstanding Common Share.

Your vote is important because, for the Amalgamation to proceed, it must be approved by at least 66 2/3% of the votes cast by Shareholders attending the Meeting in person or represented by proxy.

The Information Circular provides a detailed description of the proposed Amalgamation of Matrix and Subco. Please give this material your careful consideration, and, if you require assistance, consult your financial, income tax or other professional advisor.

The Board of Directors of Matrix unanimously recommends that you vote in favour of the Amalgamation. All of the directors and officers of Matrix have signed voting support agreements agreeing to vote their Common Shares in favour of the Amalgamation.

To be represented at the Meeting, you must either attend the Meeting in person or complete and sign the applicable enclosed form of proxy and forward it so as to reach or be deposited with the Secretary of Matrix c/o Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the Meeting or any adjournment thereof. An envelope addressed to Computershare Trust Company of Canada is enclosed for your convenience.

If you are non-registered holder of Common Shares and have received these materials from your broker or another intermediary, please complete and return the proxy or other authorization form provided to you by your broker or other intermediary in accordance with the instructions provided with it. Failure to do may result in your Common Shares not being eligible to be voted at the Meeting.

Yours truly,

(signed) "*Wesley G. Heatherington*"
President and Chief Executive Officer
Matrix Petroleum Inc.

MATRIX PETROLEUM INC.

NOTICE OF SPECIAL MEETING

OF HOLDERS OF COMMON SHARES TO BE HELD DECEMBER 12, 2003

TO THE HOLDERS OF COMMON SHARES

Notice is hereby given that a Special Meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Matrix Petroleum Inc. ("Matrix" or the "Corporation") will be held at the offices of Burnet, Duckworth & Palmer LLP, Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, on December 12, 2003 at 10:00 a.m. (Calgary time), for the following purposes:

(a) to consider and, if thought fit, to pass, with or without variation, a special resolution (the "Special Resolution") to approve (i) the amalgamation agreement made as of November 7, 2003 (the "Amalgamation Agreement"), among Matrix, Berens Energy Ltd. ("Berens") and 1075129 Alberta Ltd. ("Subco"), pursuant to which it is proposed that Matrix and Subco, which is a wholly-owned subsidiary of Berens, amalgamate (the "Amalgamation") and continue as one corporation ("Amalco") pursuant to the provisions of the *Business Corporations Act* (Alberta) (the "ABCA"); and (ii) the Amalgamation; and

(b) to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The nature of the business to be transacted at the Meeting and the specific details regarding the Amalgamation are described in further detail in the accompanying Management Proxy Circular (the "Information Circular") of the Corporation and the Appendices thereto.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is November 12, 2003 (the "Record Date"). Shareholders of Matrix whose names have been entered in the register of Shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of his or her Common Shares after such date and the transferee of those Common Shares establishes that the transferee owns the Common Shares and requests, not later than 10 days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

If you are a *registered holder* of Common Shares and are unable to attend the Meeting or any adjournment thereof in person, please complete, sign and mail the enclosed form of proxy to the Secretary of Matrix c/o Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof.

If you an *unregistered holder* of Common Shares and received these materials through your broker or through another intermediary, please complete and return the form of proxy provided to you in accordance with the instructions provided therein.

The instrument appointing a proxy shall be in writing and shall be executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. Each Shareholder has the right to appoint a proxyholder other than such persons, who need not be a Shareholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.

Pursuant to Section 191 of the ABCA, holders of Common Shares are entitled to exercise rights of dissent in respect of the proposed Amalgamation and, if the Amalgamation becomes effective, to be paid the fair value of such holder's Common Shares. Holders of Common Shares wishing to dissent with respect to the Amalgamation must send a written objection to Matrix, addressed to the President of Matrix at Suite 1630, First Alberta Place, 777 – 8th Avenue S.W., Calgary, Alberta T2P 3R5 at or prior to the time of the Meeting in order to be effective. **Failure to strictly comply with the requirements set forth in Section 191 of the ABCA may result in the loss of any right of dissent. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such Common Shares are entitled to dissent. Accordingly, a beneficial owner of Common Shares desiring to exercise this right must make arrangements for the Common Shares beneficially owned by such individual to be registered in his name prior to the time the written objection to the Special Resolution is required to be received by Matrix or, alternatively, make arrangements for the registered holder of his Common Shares to dissent on his behalf.**

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a Shareholder should be delivered by facsimile to the depositary at (403) 233-2857.

DATED at Calgary, Alberta this 12th day of November, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *"Wesley G. Heatherington"*
President and Chief Executive Officer

TABLE OF CONTENTS

APPENDICES

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular including the Summary hereof and in Appendices B, D and F. Terms and abbreviations used in the other Appendices to this Information Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.

"ABCA" means the *Business Corporations Act* (Alberta), as amended, including the regulations promulgated thereunder;

"Acquisition Proposal" means any *bona fide* proposal with respect to: (i) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, consolidation or business combination involving Matrix or any of its subsidiaries; (ii) any acquisition by any Person of assets representing more than 20% of the book value (on a consolidated basis) of the assets of Matrix and its subsidiaries (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale) in a single transaction or a series of related transactions; (iii) any acquisition by any Person of beneficial ownership of more than 20% of Common Shares or other securities of Matrix or any of its subsidiaries then outstanding; and (iv) any acquisition by Matrix or any of its subsidiaries of a material amount or proportion of the assets or securities of another Person in a single transaction or a series of related transactions or similar transactions involving Matrix or any of its subsidiaries, or a proposal to do so, or public announcement of its intention to close, excluding the transactions contemplated by the Amalgamation Agreement;

"AIC" means Advantage Investment Corp., a corporation incorporated under the laws of the State of Nevada;

"Amalco" means the continuing entity formed by the amalgamation of Matrix and Subco, and to be known as "Berens Acquisition Ltd.";

"Amalgamation" means the proposed amalgamation of Matrix and Subco under the ABCA pursuant to the Amalgamation Agreement;

"Amalgamation Agreement" means that amalgamation agreement dated as of November 7, 2003 among Matrix, Subco and Berens providing for the Amalgamation;

"Arrangement Agreement" means the arrangement agreement between Resolution and Berens dated September 29, 2003 and amended and restated October 16, 2003 providing for the Resolution Arrangement;

"Beneficial Shareholders" means Shareholders who do not hold Common Shares in their own names;

"Berens" means Berens Energy Ltd., a corporation incorporated under the laws of the Province of Alberta;

"Berens Directors" means the board of directors of Berens;

"Berens Options" means options to purchase Berens Shares;

"Berens Private Placement" means the equity financing on November 7, 2003, of 6,400,000 Berens Shares at $1.00 per Berens Share involving existing holders of common share purchase warrants of Berens and the directors, management and employees of Berens;

"Berens Reorganization" means the corporate reorganization, effective May 15, 2003, of Berens and its former subsidiary, Plurion US that resulted in Plurion US carrying on with the development and commercialization of high capacity reduction/oxidation battery technology for use in electrical energy storage applications and Berens commencing the business oil and gas exploration, development and production;

"Berens Reorganization Agreement" means the reorganization agreement dated April 17, 2003, among Berens, Plurion US, EDA and AIC including all schedules thereto as it or they may be amended or supplemented from time to time;

"Berens Shares" means common shares in the capital of Berens, as presently constituted;

"Berens Warrants" means the common share purchase warrants of Berens that expired on November 7, 2003 which entitled the holders thereof the right to acquire one Berens Share in connection with any subsequent Berens financing for proceeds of $2 million or more at an exercise price of $1.00 per Berens Share;

"Board of Directors" means the board of directors of Matrix;

"Business Day" means any day on which commercial banks are generally open for business in Calgary, Alberta other than a Saturday, Sunday or a day observed as a holiday (i) in Calgary, Alberta under the laws of the Province of Alberta; or (ii) under the federal laws of Canada;

"Certificate of Amalgamation" means a certificate of amalgamation issued by the Registrar pursuant to the ABCA in respect of the Amalgamation;

"Common Shares" means the common shares of the Corporation, as presently constituted;

"Court" means the Court of Queen's Bench of Alberta;

"Depositary" means Valiant Trust Company, at its principal offices in Calgary, Alberta or such other agent as may be designated for the purpose of receiving the deposit of certificates formerly representing Common Shares;

"Development Contract" means the Technology Transfer and Development Agreement dated March 26, 2002 between Berens, Plurion US, EDA and AIC;

"Dissent Rights" means the rights of dissent in respect of the Special Resolution provided pursuant to the ABCA;

"Dissenting Shareholders" means registered holders of Common Shares who validly exercise the right of dissent under the ABCA and thereby become entitled to receive the fair value of their Common Shares;

"EDA" means Electrochemical Design Associates Inc., a corporation incorporated under the laws of the State of California;

"Effective Date" means the date shown on the Certificate of Amalgamation to be issued under the ABCA in respect of the Amalgamation;

"Effective Time" means 12:01 a.m. (Calgary time) on the Effective Date;

"Eligible Institution" means a Canadian Schedule No. 1 Chartered Bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP) a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"Exchange" or **"TSXV"** means the TSX Venture Exchange;

"Governmental Entity" means any: (i) national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) subdivision, agent, commission, board or authority of any of the foregoing; or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Information Circular" means this management proxy circular, together with all appendices hereto and including the Summary hereof, distributed by Matrix in connection with the Meeting;

"Laws" means all statutes, regulations, statutory rules, orders, judgments, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any court, Governmental Entity (including the TSXV), statutory body or self-regulatory authority and the term **"applicable"** with respect of such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"Letter of Transmittal" means the letter of transmittal forwarded to holders of Common Shares;

"Material Adverse Change" or **"Material Adverse Effect"** means, when used in connection with a party hereto, any change, effect, event, occurrence or change in a state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, results or operations, assets, title to assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of such Party other than a matter that has been publicly disclosed or of which a party has been advised in writing as of the date of the Amalgamation Agreement and other than any change, effect, event, occurrence or change in a state of facts principally caused by a change, effect, event, occurrence or change in a state of facts in: (i) the Canadian or United States economics or financial, currency exchange, securities or commodities markets in general or the general markets for crude oil and natural gas on a current or forward basis; and (ii) the Alberta oil and gas industry in general.

"Matrix" or **"Corporation"** means Matrix Petroleum Inc., a corporation continued under the laws of the Province of Alberta;

"Matrix Governing Documents" means the certificate and articles of incorporation and by-laws of Matrix;

"Matrix Options" means options to purchase Common Shares;

"Matrix Shareholder" or **"Shareholder"** means a holder of Common Shares of the Corporation;

"Meeting" means the special meeting of the Matrix Shareholders to be held on December 12, 2003 and any adjournment thereof, called to consider, among other things, the Amalgamation;

"Notice of Meeting" means the notice of the Meeting which accompanies this Information Circular;

"Person" or **"person"** includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Plurion US" means Plurion Systems, Inc., a corporation incorporated under the laws of the State of Nevada;

"Proxy" means the form of proxy which accompanies this Information Circular;

"Record Date" means November 12, 2003;

"RedOx Technology" means high capacity reduction/oxidation battery technology for use in electrical energy storage applications;

"Registrar" means the Registrar of Corporations appointed pursuant to subsection 263(1) of the ABCA;

"Resolution" means Resolution Resources Ltd., a corporation incorporated under the laws of the Province of Alberta;

"Resolution Arrangement" means the plan of arrangement among Berens and Resolution being undertaken pursuant to the provisions of Section 193 of the ABCA on the terms and conditions set forth in the Arrangement Agreement;

"Shareholder" or **"Matrix Shareholder"** means a holder of Common Shares of the Corporation;

"Special Resolution" means the special resolution to be voted upon at the Meeting of the Matrix Shareholders approving the Amalgamation Agreement and the Amalgamation;

"Subco" means 1075129 Alberta Ltd., a wholly-owned subsidiary of Berens;

"Subco Common Shares" means the Common Shares in the capital of Subco;

"Support Agreements" means agreements entered into between each of the Support Shareholders and Berens pursuant to which the Support Shareholders have agreed to vote the Common Shares beneficially owned or controlled by the Support Shareholder in favour of the Amalgamation and to otherwise support the Amalgamation;

"Support Shareholders" means those Matrix Shareholders that have entered into Support Agreements with Berens;

"Tax Act" means the *Income Tax Act* (Canada), as amended, including the regulations promulgated thereunder;

"TSXV" or **"Exchange"** means the TSX Venture Exchange;

"U.S." or **"United States"** means the United States of America, any state thereof, and the District of Columbia; and

"U.S. Securities Act" means the United States *Securities Act of 1933*, as amended.

Words importing the singular number, where the context requires, include the plural and vice versa and words importing any gender include all genders.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas	
Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	Mmcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
Mstb	1,000 stock tank barrels	Mmcf/d	million cubic feet per day
Bbls/d	barrels per day	MMBTU	million British Thermal Units
BOED or boed	barrels of oil equivalent per day	Bcf	billion cubic feet
NGLs	natural gas liquids	GJ	gigajoule
		GJ/d	gigajoule per day

Other

ARTC	Alberta Royalty Tax Credit
BOE or boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas (this conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time).
BOE/D or boe/d or boed	barrel of oil equivalent per day
m^3	cubic metres
MBOE or mboe	1,000 barrels of oil equivalent
WTI	West Texas Intermediate
API	the measure of the density or gravity of liquid petroleum products derived from a specific gravity

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Acres	Hectares	0.405
Bbls	Cubic metres	0.159
Cubic metres	Cubic feet	35.494
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Hectares	Acres	2.471
Kilometres	Miles	0.621
Mcf	Cubic metres	28.174
Metres	Feet	3.281
Miles	Kilometres	1.609

NOTICE TO UNITED STATES SHAREHOLDERS

The Berens Shares issuable in connection with the Amalgamation have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") or the securities regulatory authority of any state of the United State, nor has the SEC or the securities regulatory authority of any state passed upon the accuracy or adequacy of this Information Circular.

This Information Circular relates to an amalgamation of two Canadian companies, and is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in this Information Circular have been prepared in accordance with Canadian generally accepted accounting standards that may not be comparable to the financial statements of U.S. companies. The Berens Shares will not be listed for trading on any U.S. stock exchange.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, as Berens is located in Canada, and all of its officers and directors are residents of Canada. You may not be able to sue Berens or its officers or directors in a non-U.S. court for violations of the U.S. federal securities laws. It may be difficult to compel Berens and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the acquisition of the Berens Shares may have tax consequences both in the United States and in Canada. The consequences for holders who are resident in, or citizens of, the United States are not described in this Information Circular. You are advised to consult your tax advisors to determine the particular tax consequences to you of acquiring the Berens Shares.

SUMMARY

The following is a summary of certain information contained elsewhere in this Information Circular. This summary is provided for convenience of reference only and is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Information Circular and in the Appendices hereto. Reference is made to the Glossary of Terms for the definitions of certain abbreviations and terms used in this Information Circular and in this summary.

The Companies

Matrix is a publicly-traded oil and natural gas company and its common shares are listed on the TSXV. Matrix is engaged in the acquisition of, exploration for and development and production of crude oil and natural gas in Eastern and Central Alberta and Western Saskatchewan. See Appendix F - Information Concerning Matrix Petroleum Inc. Certain financial statements of Matrix previously filed with the applicable securities regulatory authorities are attached to this Information Circular. See Appendix G - Matrix Financial Statements.

Berens is a privately-held company which to date has not conducted oil and gas operations. On September 29, 2003 Berens entered into the Arrangement Agreement pursuant to which Berens and Resolution will combine their businesses and assets and continue as Berens Energy Ltd., a public oil and natural gas exploration and production company under the leadership of the current Berens management team. Completion of the Resolution Arrangement is subject to a number of conditions, including, but not limited to, approval of the shareholders and optionholders of Resolution at a special meeting to be held November 19, 2003, TSXV acceptance and Court approval. Completion of the Resolution Arrangement is a condition precedent to the completion of the Amalgamation. See Appendix B - Information Concerning Berens Energy Ltd. Certain financial statements of Berens are attached to this Information Circular. See Appendix C - Berens Financial Statements.

Resolution is a publicly-traded company and its common shares are listed on the TSXV. Resolution is, directly and through its predecessors, engaged in the business of acquisition, exploration, development and marketing of oil and natural gas properties primarily in the provinces of Alberta and Saskatchewan. See Appendix D - Information Concerning Resolution Resources Ltd. Certain financial statements of Resolution previously filed with the applicable securities regulatory authorities are attached to this Information Circular. See Appendix E - Resolution Financial Statements.

Subco, which is incorporated under the ABCA, is a wholly-owned subsidiary of Berens, has no assets and conducts no operations, and was organized solely for the purpose of the Amalgamation.

The Meeting

The Meeting will be held on December 12, 2003 at 10:00 a.m. (Calgary time) at the offices of Burnet, Duckworth & Palmer LLP, Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, for the purpose of considering and, if deemed advisable, passing, without variation, the Special Resolution approving the Amalgamation Agreement and the Amalgamation. The Special Resolution requires approval by a majority of not less than 66 2/3% of the votes cast by Shareholders present in person or by proxy at the Meeting.

The Amalgamation

The Amalgamation involves Matrix, Berens, Subco and, indirectly, Resolution through the acquisition by Berens of all the issued and outstanding securities of Resolution pursuant to the Resolution Arrangement. The Resolution Arrangement will be completed prior to, and is a condition precedent to, completion of the Amalgamation. Pursuant to the Amalgamation, Matrix and Subco will amalgamate and continue as one corporation, under the name "Berens Acquisition Ltd.", which amalgamated company ("Amalco") will be wholly-owned by Berens.

On the Effective Date of the Amalgamation, each holder of Common Shares (other than Dissenting Shareholders) will receive 0.51 Berens Shares in exchange for each one (1) Common Share.

Completion of the Amalgamation is subject to compliance with the terms and conditions set forth in the Amalgamation Agreement which is attached to this Information Circular at Appendix A. The respective obligations of Matrix and Berens to complete the Amalgamation are subject to a number of conditions which must be satisfied or waived in order for the Amalgamation to become effective.

Benefits of the Amalgamation

The directors and management of Matrix believe that the Amalgamation is in the best interests of Matrix and its Shareholders and that the Amalgamation provides a number of benefits including the opportunity to participate in a combined company which:

- will have a larger production base with an improved distribution of asset value amongst various properties and exposure to a broader base of assets and drilling opportunities;
- will have a significant inventory of lands at its disposal for the creation of new prospects with 65,000 net acres of undeveloped lands as well as access through farm-in to an additional 25,000 gross acres in areas that provide synergy in operations of the two companies;
- will provide an opportunity for shareholders to participate in a well capitalized company under the leadership of a proven management team, and a board of directors comprised of an experienced team of industry professionals;
- will have greater financial and human resources, enabling it to more effectively undertake the development, exploration and production of oil and natural gas opportunities;
- will benefit from the accumulated tax pools which will allow for cash flow from production to be reinvested into future prospects without otherwise having a significant portion being directed toward current taxes;
- will eliminate certain redundant general and administrative costs between Berens and Matrix; and
- will have increased market capitalization that is anticipated to receive greater market attention, resulting in improved liquidity for shareholders and an increased ability to secure financing.

In addition, the transaction will generally provide for a tax deferred rollover of Common Shares into Berens Shares (see "Canadian Federal Income Tax Considerations").

On a pro-forma basis, assuming the successful completion of the Resolution Arrangement and the Amalgamation, the combined company will have a production base of approximately 1,800 boed comprised of 83% natural gas and 17% oil and natural gas liquids. The Amalgamation is consistent with Berens' strategy to continue to expand its position in its core Sedalia/Lanfine area anticipated to be acquired through the Resolution Arrangement as well as to build its growth opportunities into central Alberta. The combined company will also hold approximately 65,000 net acres of undeveloped land as well as access through farm-in to an additional 25,000 gross acres with an inventory of natural gas prospects focused in East Central and Central Alberta . On a pro-forma basis, combined loss carry-forwards and tax pools will be approximately $24.0 million.

Effect of the Amalgamation upon Shareholders

If the Amalgamation proceeds, Matrix Shareholders (other than Dissenting Shareholders) will be holders of Berens Shares. Matrix Shareholders shall receive, in exchange for each one (1) Common Share held by such Matrix Shareholder at the Effective Date, 0.51 of a Berens Share. The Amalgamation of Matrix and Subco pursuant to the Amalgamation Agreement will result in the continuing amalgamated corporation becoming a wholly-owned subsidiary of Berens, with the articles and by-laws of the amalgamated corporation being the same as those of Subco. Following completion of the Amalgamation, the Common Shares of Matrix will no longer trade on the TSXV. Berens will continue as a publicly-traded TSXV-listed company with its current management team.

The consideration of 0.51 of a Berens Share for each Common Share was determined based on a number of factors including, without limitation, the evaluations of the reserves owned by each of the companies (after giving effect to the merger of Berens and Resolution), the undeveloped land holdings and future prospects in each company, the associated tax pools of each company, the financial assets and liabilities of each of the companies and the pro-forma structure of the merged company and the relative present and anticipated future values of the Common Shares and the Berens Shares. See "Details of the Amalgamation - Reasons for and Background to the Amalgamation".

The Amalgamation Agreement provides that all holders of Matrix Options shall be entitled to exercise, conditional on the closing of the Amalgamation, all of their Matrix Options and vote all Common Shares issued in connection therewith at the Meeting. Upon closing of the Amalgamation, each holder that has not previously elected to exercise Matrix Options will receive from Matrix, in consideration of the termination of all such holders unexercised Matrix Options, the difference (if positive) between $0.75 and the exercise price of the holders Matrix Options, regardless of the vesting of any such Matrix Options, for each Matrix Option that is subject to such termination.

Berens currently has approximately 11.4 million Berens Shares outstanding and, immediately following closing of the Resolution Arrangement, and a previously announced equity financing, will have approximately 33.7 million Berens Shares outstanding, no debt and approximately $2.0 million in cash. Upon completion of the Amalgamation, Berens will have approximately 43.8 million Berens Shares outstanding, no debt and approximately $5.0 million in cash to provide additional capital for growth. See "Pro-Forma Information".

Procedure for the Amalgamation to Become Effective

The Amalgamation is proposed to be carried out pursuant to Sections 182 and 183 of the ABCA. The following procedural steps must be taken in order for the Amalgamation to become effective:

(a) the Amalgamation and the Amalgamation Agreement must be approved by the Matrix Shareholders;

(b) all conditions precedent to the Amalgamation, including completion of the Resolution Arrangement, and as set forth in the Amalgamation Agreement, must be satisfied or waived by the appropriate party; and

(c) the Articles of Amalgamation in the form prescribed by the ABCA must be filed with the Registrar.

The Special Resolution is required to be approved by at least 66 2/3% of the votes cast by the Shareholders present in person or represented by Proxy at the Meeting.

Non-Completion Fees

Under the Amalgamation Agreement, each of Matrix and Berens has agreed to pay the other a fee of $250,000 in certain circumstances.

Exchange of Matrix Share Certificates

Upon completion of the Amalgamation, Matrix Shareholders (other than Dissenting Shareholders) will be deemed to be holders of Berens Shares as of the Effective Date and former registered Matrix Shareholders will be entered into the register of holders of Berens Shares without further act or formality. A Letter of Transmittal for the surrender of certificates representing Common Shares for use in exchanging those certificates for Berens Share certificates is enclosed with this Information Circular. The Letter of Transmittal contains complete instructions on how Matrix Shareholders are to exchange their Common Share certificates. Registered Matrix Shareholders (other than Dissenting Shareholders) should read and follow these instructions. The Letter of Transmittal, when properly completed and returned together with a certificate or certificates representing Common Shares and all other required documents, will enable each registered Matrix Shareholder (other than Dissenting Shareholders) to obtain the certificates representing the number of Berens Shares received under the Amalgamation.

Pursuant to the terms of the Amalgamation, any certificates formerly representing Common Shares that are not deposited with the Depositary, together with a duly completed Letter of Transmittal and any other documents the Depositary reasonably requires, on or before the sixth anniversary of the Effective Date, will cease to represent a right or claim of any kind or nature and the right of the holder of such Common Shares to receive Berens Shares will be deemed to be surrendered to Berens together with all interest, dividends or distributions thereon held for such Matrix Shareholder.

Recommendation of the Board of Directors of Matrix

The Board of Directors has unanimously determined that the Amalgamation is fair from a financial point of view to the Shareholders and in the best interest of Matrix and the Shareholders, and has authorized the submission of the Amalgamation Agreement and the Amalgamation to the Shareholders for their approval. The Board of Directors of Matrix unanimously recommends that Shareholders vote in favour of the Amalgamation Agreement and the Amalgamation.

Support Agreements and Intention of Certain Matrix Shareholders

The Support Shareholders, including all of the directors and senior officers of Matrix, who hold an aggregate of 9,041,352 Common Shares (48.3% of the issued and outstanding Common Shares) and 100% of the outstanding Matrix Options entitling them to acquire an aggregate of 1,102,333 additional Common Shares have entered into Support Agreements pursuant to which the Support Shareholders have agreed to vote in favour of the Special Resolution and to otherwise support the Amalgamation, subject to the provisions of the Support Agreements.

Canadian Federal Income Tax Consequences

The following portion of this summary is applicable solely to persons who are resident or deemed to be resident in Canada for the purposes of the Tax Act and whose Common Shares are capital property to them.

Disposition of Common Shares for Berens Shares

A holder of Common Shares who acquires Berens Shares pursuant to the Amalgamation will be deemed to have disposed of the holder's Common Shares, but will realize neither a capital gain nor a capital loss on the disposition of such Common Shares. The Berens Shares received by a holder of Common Shares pursuant to the Amalgamation will be deemed to have been acquired at a cost equal to the aggregate adjusted cost base of the Common Shares held by the holder immediately prior to the Amalgamation. The adjusted cost base of the Berens Shares acquired by a holder of Common Shares pursuant to the Amalgamation must be determined by averaging such cost with the adjusted cost base of any other Common Shares then held by the holder as capital property.

Dissenting Shareholders

Dissenting Shareholders who receive the fair value of their Common Shares will be considered to have disposed of their Common Shares on the date of the Amalgamation. To the extent that Dissenting Shareholders are considered to dispose of their shares to Matrix, and the amount ultimately paid to a Dissenting Shareholder exceeds the paid-up capital of their Common Shares, this amount will be excluded from the former holder's proceeds of disposition for the purposes of computing any taxable capital gain or, generally speaking, any allowable capital loss on disposition and will be deemed to be a taxable dividend paid by Matrix to such Dissenting Shareholder. The deemed dividend will be treated in the same manner as if the Dissenting Shareholder had received a regular taxable dividend from Matrix. In certain circumstances, corporations or trusts or partnerships which have corporations as beneficiaries or partners, may be denied a capital loss in respect of their Common Shares of Matrix to the extent that any dividends have, or have been deemed to have, been received thereon. CCRA also considers that, in certain circumstances, Dissenting Shareholders should be considered to have disposed of their Common Shares to the amalgamated corporation for proceeds of disposition equal to the amount paid to them, other than interest, if any. In view of the uncertainties under the relevant legislation as to whether amounts paid to a Dissenting Shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, Dissenting Shareholders should consult with their own tax advisors in this respect.

Shareholders should consult their own legal and tax advisors as to the tax consequences of the Amalgamation to determine the particular tax consequences thereof to them.

See "The Amalgamation - Canadian Federal Income Tax Consequences".

United States tax considerations applicable to Shareholders resident in the United States are not disclosed in this summary or elsewhere in the Information Circular. Shareholders resident in the United States are urged to consult their own income tax advisors as to the consequence of the Amalgamation to them.

Right to Dissent

A Matrix Shareholder is entitled to dissent in respect of the Amalgamation in accordance with Section 191 of the ABCA. Strict compliance with the provisions of Section 191 is required in order to exercise the right to dissent. Provided the Amalgamation becomes effective, each Dissenting Shareholder will be entitled to be paid the fair value of his or her Common Shares in respect of which such Shareholder dissents in accordance with Section 191 of the ABCA. **Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such Common Shares are entitled to dissent.** Accordingly, a beneficial owner of Common Shares desiring to exercise his or her right to dissent must make arrangements for the Common Shares beneficially owned by such person to be registered in his or her name prior to the time the written objection of the Special Resolution is required to be received by Matrix, or, alternatively, make arrangements for the registered holder of its Common Shares to dissent on his or her behalf. See **Appendix I** attached hereto for the full text of Section 191 and see "Dissenting Shareholders".

The Amalgamation Agreement provides that it is a condition to completion of the Amalgamation that holders of not more than 5% of the outstanding Common Shares exercise their right of dissent.

Pro-Forma Information

The pro-forma information in relation to the selected combined financial, production and operational information for Berens, Resolution and Matrix, assuming completion of the Resolution Arrangement and the Amalgamation, for the periods indicated, are set forth in the "Pro-Forma Information" portion of this Information Circular and in Appendix H – Pro-Forma Financial Statements.

Timing

If the Special Resolution is approved as required and the other conditions precedent to the Amalgamation specified in the Amalgamation Agreement are satisfied or waived, Matrix expects that the Effective Date will be on or about December 12, 2003.

Stock Exchange Listings

The outstanding Common Shares are listed and posted for trading on the TSXV. Subject to acceptance by the TSXV, the Berens Shares will be listed and posted for trading on the TSXV in substitution of the common shares of Resolution, which shares currently trade on the TSXV, upon completion of the Resolution Arrangement.

Risk Factors

The business of each of Matrix and Berens are subject to the risks encountered generally in the oil and gas industry, such as the marketability of, and prices of oil and gas, competition with companies having greater resources, exploration risks, the regulation of the oil and gas industry by various levels of government and environmental regulation. See "Other Matters - Risk Factors".

PART I
INTRODUCTION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Matrix for use at the Meeting at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The Meeting has been called for the purpose of considering and if deemed advisable, passing the Special Resolution approving the Amalgamation Agreement and the Amalgamation.

Unless otherwise stated, the information contained in this Information Circular is given as at November 12, 2003.

All summaries of, and references to, the Amalgamation and the Amalgamation Agreement in this Information Circular are qualified in their entirety by reference to the complete text of the Amalgamation Agreement, a copy of which is attached at Appendix A to this Information Circular. **You are urged to carefully read the full text of the Amalgamation Agreement.**

Information relating to Berens, Subco and Resolution set forth in the Appendices hereto and elsewhere in this Information Circular, has either been provided by the management of Berens, the management of Resolution or taken from or based upon publicly available documents or records on file with Canadian securities regulatory authorities or public sources. Although Matrix has no knowledge that would indicate that any statements contained herein provided by the management of Berens, the management of Resolution or taken from or based on such public documents and records are untrue or incomplete, Matrix does not assume any responsibility for the accuracy or completeness of the information provided by the management of Berens, the management of Resolution or taken from or based upon such public documents and records, or for any failure by Berens or Resolution to disclose events which may occur or effect the significance or accuracy or any such information but which are unknown to Matrix.

No person has been authorized by Matrix to give any information or make any representations in connection with the Amalgamation other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by Matrix.

PART II
GENERAL PROXY INFORMATION

Purpose of Solicitation

This Information Circular is provided in connection with the solicitation of proxies by the management of Matrix for use at the Meeting to be held at the offices of Burnet, Duckworth & Palmer LLP at 1400, 350 – 7th Avenue S.W., Calgary, Alberta on December 12, 2003 at 10:00 a.m. (Calgary time) and at any adjournments thereof, for the purposes set forth in the Notice of Meeting accompanying this Information Circular.

The costs incurred in the preparation and mailing of the meeting materials will be borne by Matrix. Solicitation of proxies will be primarily by mail but may also be by telephone, facsimile or in person by directors and officers of Matrix who will not be additionally compensated therefor. Information contained herein is given as of November 12, 2003 unless otherwise specifically stated.

Appointment and Revocation of Proxies

Wes Heatherington, the President and a director of Matrix and, alternatively, Glenn D. Hockley, a director of Matrix, are named as proxies in the enclosed Proxy.

A Shareholder submitting a Proxy has the right to appoint a nominee (who need not be a Shareholder) to represent him or her at the Meeting other than the persons designated by management in the enclosed Proxy, by inserting the name of the Shareholder's chosen nominee in the space provided for that purpose on the enclosed Proxy, and by striking out the names of the management designees printed thereon.

A Proxy will not be valid for the Meeting or any adjournments thereof unless it is in writing and signed by the Shareholder or by his or her attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney of such corporation, and forwarded so it reaches or is deposited with the Secretary of Matrix c/o Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the Meeting or any adjournments thereof.

A Shareholder who has given a Proxy may revoke it in any manner permitted by law, including by instrument in writing executed by the Shareholder or by his or her attorney authorized in writing or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney and deposited, either at the registered office of Matrix at any time up to and including the last Business Day preceding the date of the Meeting, or any adjournment thereof, at which the Proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Voting Shares and Principal Holders Thereof

Matrix has set the close of business on November 12, 2003 as the record date (the "Record Date") for the Meeting. Shareholders of record on that date are entitled to receive notice of and attend the Meeting and to vote thereat on the basis of one vote for each Common Share held, except to the extent that (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to November 12, 2003, and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns such Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the list of the Shareholders entitled to vote at the Meeting, in which case the transferee shall be entitled to vote such Common Shares at the Meeting. As at the date hereof there are 18,734,671 Common Shares issued and outstanding. For the principal holders of Common Shares, see "Principal Shareholders" in Appendix F – Information Concerning Matrix Petroleum Inc.

Pursuant to the by-laws of Matrix, business may be transacted at the Meeting if not less than two persons are present, holding or representing not less than 5% of the Common Shares entitled to be voted at the Meeting.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold Common Shares in their own name should note that only proxies deposited by Shareholders whose names appear on the records of Matrix as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of Matrix. Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In Canada, the majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients.

Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Proxy provided to registered Shareholders by the Corporation. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP. ADP typically asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the Proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Voting of Proxies

All Common Shares represented at the Meeting by properly completed and executed proxies in favour of management nominees will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, Common Shares represented by the Proxy will be voted in accordance with such instructions. **In the absence of any such instruction, the persons whose names appear on the printed form of Proxy will vote in favour of all the matters set out thereon. If any other business or amendments or variations to matters identified in the Notice of Meeting properly come before the Meeting, then discretionary authority is conferred upon the persons appointed in the Proxy to vote in the manner they see fit.**

As of the date of this Information Circular, the management of Matrix knows of no such amendment, variation or other matter to come before the Meeting, other than the matters referred to in the Notice of Meeting.

PART III
THE AMALGAMATION

DETAILS OF THE AMALGAMATION

General

The Meeting has been called to ask the Shareholders to consider, and if thought fit, pass with or without variation the Special Resolution.

Details of the Amalgamation

The Amalgamation involves Matrix, Berens and Subco. Matrix and Subco will amalgamate and continue as one corporation, which will be a wholly-owned subsidiary of Berens. On the Effective Date:

(a) each holder of Common Shares, other than Dissenting Shareholders, shall receive, in exchange for each one (1) Common Share held by such Shareholder on the Effective Date, 0.51 of a fully paid and non-assessable Berens Share; and

(b) Berens will receive one (1) fully paid and non-assessable common share in the capital of Amalco in exchange for each issued and outstanding Subco common share held by Berens.

No fractional Berens Shares will be issued to holders of Common Shares and in lieu of any fractional entitlement, the number of Berens Shares issued to each former holder of Common Shares shall be rounded up to the next greater whole number of Berens Shares if the fractional entitlement is equal to or greater than 0.5, and shall be rounded down to the next lesser whole number of Berens Shares if the fractional entitlement is less than 0.5 (subject to only one (1) rounding per holder of Common Shares).

Completion of the Amalgamation is subject to compliance with the terms and conditions set forth in the Amalgamation Agreement. Upon the Amalgamation becoming effective, Matrix and Subco will continue as one corporation which will own all of the assets, properties, rights, privileges and franchises and be subject to all of the liabilities, contracts and obligations of each of the amalgamating corporations.

If the Matrix Shareholders approve the Amalgamation at the Meeting and the other terms and conditions of the Amalgamation Agreement are satisfied, Articles of Amalgamation are expected to be filed with the Registrar effective on or about December 12, 2003. The ABCA provides that, upon receipt of such Articles of Amalgamation, the Registrar shall issue the Certificate of Amalgamation whereupon the Amalgamation will become effective.

Reasons for and Background to the Amalgamation

In early 2003, the management of Matrix had set out a steady growth profile for the Corporation incorporating its drilling success in 2002 with several successful exploitation projects that were completed during the year. Coupled with these projects, was a high impact gas well that was drilled in June 2003 in the Provost (Esther) area that escalated the Corporation's growth beyond initial expectations.

In August 2003, the Board of Directors instructed management to explore growth alternatives that included mergers with other oil and gas companies with a view of becoming a larger and more diverse company by combining the Corporation's increased cash flow with existing and future prospects of potential merger candidates. Since that time, management of Matrix has met with various parties in connection with a potential strategic transaction.

In late September 2003, Wesley G. Heatherington, President and Chief Executive Officer of Matrix and Robert D. Steele, Chief Executive Officer of Berens, met on several occasions for the purpose of exploring a potential strategic transaction involving Matrix and Berens. While Berens currently has no active oil and gas operations, on October 1, 2003, Berens and Resolution jointly announced that they had entered into the Arrangement Agreement pursuant to which Berens and Resolution would combine their businesses and assets and continue as Berens Energy Ltd., a public oil and natural gas exploration and production company under the leadership of the current Berens management team. Resolution has established production of 900 boed of production in areas offsetting some of Matrix's properties in Eastern, Alberta that provide go forward cash flow with no debt. The combined company will also hold approximately 65,000 net acres of undeveloped land as well as access through farmin to an additional 25,000 gross acres with an inventory of natural gas prospects focused in East Central and Central Alberta.

After the October 1, 2003 announcement, the management of Matrix continued its discussions with management of Berens with respect to the possibility of a business combination involving Matrix and Berens following the acquisition by Berens of Resolution, and each party agreed to conduct an analysis as to the basis on which a transaction might proceed. On October 10, 2003, Matrix and Berens entered into confidentiality agreements pursuant to which the parties granted each other access to certain confidential information and the opportunity to conduct preliminary due diligence.

On October 24, 2003, the Board of Directors authorized management to continue with negotiations with respect to a business combination between Berens and Matrix. Between this time and October 31, 2003, management of Matrix and Berens met a number of times to receive mutual presentations and to continue to negotiate and discuss the possibility of a business combination.

On October 31, 2003, Matrix and Berens entered into a letter of intent which described the fundamental terms and conditions of a proposed business combination and the terms upon which Matrix and Berens would proceed with further negotiations leading to a definitive agreement and pursuant to which Matrix agreed not to initiate, encourage other inquiries, proposals or offers while each of them conducted due diligence on the other. Following the execution of the letter of intent, management of Matrix continued with its due diligence efforts in respect of the operations of both Berens and Resolution and continued to negotiate the terms of the Amalgamation Agreement and Support Agreements to be entered into by directors, senior officers and certain Shareholders of Matrix in connection therewith.

On November 6, 2003, the Board of Directors met to consider the terms and conditions of the proposed Amalgamation as contemplated by the Amalgamation Agreement. The Board of Directors determined that the proposed Amalgamation is fair from a financial point of view to the Shareholders and is in the best interests of Matrix and the Shareholders, approved the Amalgamation Agreement and determined that it would unanimously recommend that Matrix Shareholders vote in favour of the Special Resolution.

The parties executed the Amalgamation Agreement on November 7, 2003 and announced the proposed transaction on November 10, 2003.

On November 11, 2003, the Board of Directors approved this Information Circular, reaffirmed its recommendation, and authorized Matrix to convene the Meeting.

The decision to proceed with the Amalgamation was based on a number of factors considered by the directors and management of Matrix including the opportunity to participate in a combined company which:

- will have a larger production base with an improved distribution of asset value amongst various properties and exposure to a broader base of assets and drilling opportunities;
- will have a significant inventory of lands at its disposal for the creation of new prospects with 65,000 net acres of undeveloped lands as well as access through farm-in to an additional 25,000 gross acres in areas that provide synergy in operations of the two companies;
- will provide an opportunity for shareholders to participate in a well capitalized company under the leadership of a proven management team, and a board of directors comprised of an experienced team of industry professionals;
- will have greater financial and human resources, enabling it to more effectively undertake the development, exploration and production of oil and natural gas opportunities;
- will benefit from the accumulated tax pools which will allow for cash flow from production to be reinvested into future prospects without otherwise having a significant portion being directed toward current taxes;
- will eliminate certain redundant general and administrative costs between Berens and Matrix; and
- will have increased market capitalization that is anticipated to receive greater market attention, resulting in improved liquidity for shareholders and an increased ability to secure financing.

In addition, the transaction will generally provide for a tax deferred rollover of Common Shares into Berens Shares (see "Canadian Federal Income Tax Considerations").

If any Shareholders do not agree with the value offered to them for their Common Shares, they do have available to them rights of dissent under the ABCA.

Effect of the Amalgamation Upon Shareholders

Each Matrix Shareholder, other than Dissenting Shareholders, will receive 0.51 of a Berens Share for every one (1) Common Share held. The Amalgamation will result in the continuing amalgamated corporation becoming a wholly-owned subsidiary of Berens, with the articles and by-laws of the amalgamated corporation being the same as those of Subco. Following completion of the Amalgamation, the Common Shares will no longer trade on the TSXV. Berens will continue as a publicly-traded TSXV-listed company with its current management team. For information in respect of the directors and officers of Berens, see Appendix B – Information Concerning Berens Energy Ltd. – Directors and Officers.

The Amalgamation Agreement provides that all holders of Matrix Options shall be entitled to exercise, conditional on the closing of the Amalgamation, all of their Matrix Options and vote all Common Shares issued in connection therewith at the Meeting. Upon closing of the Amalgamation, each holder that has not previously elected to exercise Matrix Options will receive from Matrix, in consideration of the termination of all such holders unexercised Matrix Options, the difference (if positive) between $0.75 and the exercise price of the holder's Matrix Options, regardless of the vesting of any such Matrix Options, for each Matrix Option that is subject to such termination.

Assuming that: (a) there are no Dissenting Shareholders in respect of the Amalgamation; (b) a total of 33,664,446 Berens Shares are outstanding on the Effective Date (assuming completion of the Resolution Arrangement and including the Berens Private Placement); (c) 1,102,333 Matrix Options are exercised prior to the Effective Date; and (d) no other securities of Berens exercisable or convertible into Berens Shares which are outstanding on the Effective Date have been exercised or converted, there will be approximately 43,781,318 Berens Shares and options to purchase up to 1,435,000 additional Berens Shares issued and outstanding immediately following the Effective Date. Matrix Shareholders will hold approximately 10,116,872 Berens Shares immediately following completion of the Amalgamation, representing approximately 23% of the issued and outstanding Berens Shares. See "Pro-Forma Information."

The Amalgamation Agreement

The Amalgamation Agreement provides for the merger of Matrix and Berens, by way of the amalgamation of Matrix and Subco. The following is a summary only and reference should be made to the full text of the Amalgamation Agreement set forth in Appendix A to this Information Circular.

Representations, Warranties and Covenants

The Amalgamation Agreement contains detailed representations and warranties made by each of Matrix, Berens and Subco to the others in respect of their respective assets, liabilities, capital, financial position and operations.

Each of Matrix, Berens and Subco also provide covenants in favour of the others which govern the conduct of their operations and affairs prior to the completion of the Amalgamation.

Conditions of the Amalgamation

The Amalgamation Agreement contains a number of conditions precedent to the obligations of Matrix and Berens thereunder. Unless all of such conditions are satisfied or waived by the party or parties for whose benefit such conditions exist, to the extent they may be capable of waiver, the Amalgamation will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all. The conditions to the Amalgamation becoming effective are set out in the Amalgamation Agreement and are summarized below:

Matrix Conditions:

The obligation of Matrix to complete the Amalgamation is subject to the satisfaction or waiver, on or before the Effective Date or such other time specified, of a number of material conditions, including the following:

1. the Amalgamation shall have been approved and adopted by the Shareholders in accordance applicable Laws and the Matrix Governing Documents;

2. Berens shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Amalgamation Agreement;

3. all representations and warranties of Berens contained in the Amalgamation Agreement shall be true and correct in all material respects as of the date of the Amalgamation Agreement and as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties expressly speak as of an earlier date);

4. all necessary governmental and regulatory approvals, orders, rulings, exemptions and consents shall have been obtained on terms and conditions satisfactory to Matrix, acting reasonably, including, without limiting the generality of the foregoing, the requisite approvals of the TSXV in respect of the Amalgamation and the listing of the Berens Shares issuable pursuant to the Amalgamation for trading on the TSXV;

5. there shall not exist any prohibition at law against Berens from proceeding with or completing the Amalgamation;

6. no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or government agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied:

   (a) which has the effect or may have the effect of cease trading, enjoining, prohibiting or imposing material limitations or conditions on the Amalgamation; or

   (b) which would have a Material Adverse Effect on the completion of the Amalgamation;

7. from the date of the Amalgamation Agreement, Berens shall not have taken or proposed to take any action, or publicly disclosed that it intends to take any action, that would be a Material Adverse Change in respect of Berens, including, without limiting the generality of the foregoing: (i) any action with respect to any agreement, proposal, offer or understanding relating to any material sale or disposition of or other dealing with any of the assets of Berens; (ii) any issue of Berens Shares (other than pursuant to currently outstanding Berens Options, or other securities of Berens; or (iii) any material capital expenditure by Berens not in the ordinary course of business, that would be materially adverse to the business of Berens both on a stand-alone basis, and after giving effect to the consummation of the Resolution Arrangement;

8. from the date of the Amalgamation Agreement, there shall not have occurred any actual or threatened change (including any proposal by the Minister of Finance (Canada) to amend the Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the sole judgment of Matrix, acting reasonably, directly or indirectly, has or may have a material adverse impact on the Shareholders insofar as the Amalgamation is concerned;

9. no material right, franchise or licence of Berens shall have been or may be impaired (which impairment has not been cured or waived) or otherwise adversely affected, whether as a result of the entering into of the Amalgamation Agreement or otherwise, which might preclude Matrix from proceeding with or completing the Amalgamation, and no covenant, term or condition of any instrument or agreement of Berens shall exist which could be materially adverse to the business of Berens or that would preclude Berens from proceeding with the Amalgamation;

10. Berens shall have taken all reasonable steps to ensure that Mr. Glenn Hockley is appointed as a director of Berens on the Effective Date or as soon thereafter as is reasonably practicable; and

11. Berens shall have completed the proposed Resolution Arrangement substantially on the terms set forth in the information circular and proxy statement of Resolution dated October 20, 2003.

Berens Conditions:

The obligation of Berens to complete the Amalgamation is subject to the satisfaction or waiver, on or before the Effective Date or such other time specified, of a number of material conditions, including the following:

1. the Amalgamation shall have been approved and adopted by the Shareholders in accordance with applicable Laws and the Matrix Governing Documents;

2. Matrix shall have delivered Support Agreements duly executed by Shareholders in respect of an aggregate of not less than 7.1 million Common Shares and 1 million Matrix Options;

3. Matrix shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Amalgamation Agreement;

4. all representations and warranties of Matrix contained in the Amalgamation Agreement shall be true and correct in all material respects as of the date of the Amalgamation Agreement and as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date);

5. all necessary governmental and regulatory approvals, orders, rulings, exemptions and consents shall have been obtained on terms and conditions satisfactory to Berens, acting reasonably, including, without limiting the generality of the foregoing, the requisite approvals of the TSXV in respect of the Amalgamation and the listing of the Berens Shares issuable pursuant to the Amalgamation for trading on the TSXV;

6. there shall not exist any prohibition at law against Matrix from proceeding with or completing the Amalgamation;

7. no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or government agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied:

   (a) which has the effect or may have the effect of cease trading, enjoining, prohibiting or imposing material limitations or conditions on the Amalgamation; or

   (b) which would have a Material Adverse Effect on the completion of the Amalgamation;

8. from the date of the Amalgamation Agreement, Matrix shall not have taken or proposed to take any action, or publicly disclosed that it intends to take any action, that would be a Material Adverse Change in respect of Matrix, including, without limiting the generality of the foregoing: (i) any action with respect to any agreement, proposal, offer or understanding relating to any material sale or disposition of or other dealing with any of the assets of Matrix (ii) any issue of Common Shares (other than pursuant to currently outstanding Matrix Options), Matrix Options or other securities of Matrix; (iii) any material acquisition from a third party of assets or securities by Matrix; or (iv) any material capital expenditure by Matrix not in the ordinary course of business, that would be materially adverse to the business of Matrix or the value of the Common Shares to Berens;

9. from the date of the Amalgamation Agreement, there shall not have occurred any actual or threatened change (including any proposal by the Minister of Finance (Canada) to amend the Tax Act or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the sole judgment of Berens, acting reasonably, directly or indirectly, has or may have a material adverse impact with respect to the business operations or tax affairs of any of Berens, Matrix or Amalco, or with respect to the regulatory regime applicable to their respective businesses, operations or tax affairs;

10. holders of not more than 5% of the aggregate of the Common Shares shall have exercised Dissent Rights;

11. no material right, franchise or licence of Matrix shall have been or may be impaired (which impairment has not been cured or waived) or otherwise adversely affected, whether as a result of the entering into of the Amalgamation Agreement or otherwise, which might preclude Berens from proceeding with or completing the Amalgamation, and no

covenant, term or condition of any instrument or agreement of Matrix shall exist which could be materially adverse to the business of Matrix or the value of the Common Shares to Berens or that would preclude Berens from proceeding with the Amalgamation; and

12. Berens shall have completed the proposed Resolution Arrangement substantially on the terms set forth in the information circular and proxy statement of Resolution dated October 20, 2003.

Upon all of the conditions being fulfilled or waived, Articles of Amalgamation are required to be filed under the ABCA to give effect to the Amalgamation.

Termination of Amalgamation Agreement

The Amalgamation Agreement may be terminated at any time prior to the Effective Time by mutual agreement of Matrix, Berens and Subco or by written notice promptly given to the others based on the following:

1. by Berens or SubCo if the Information Circular is not mailed to Shareholders by November 14, 2003; or

2. by either Matrix, Berens or SubCo, with respect to termination rights specified in Section 7.1 or 7.2 of the Amalgamation Agreement or if all of the conditions for closing the Amalgamation for the benefit of such party shall not have been satisfied or waived on or before 5:00 p.m., Calgary, Alberta time, on December 31, 2003, other than as a result of a breach of the Amalgamation Agreement by the terminating party which has not been cured in accordance with Section 7.3 of the Amalgamation Agreement; or

3. by either Matrix, Berens or SubCo if the Shareholders do not approve the Amalgamation at the Meeting; or

4. by either Matrix, Berens or SubCo if the Resolution Arrangement has not been completed by December 12, 2003;

5. by Matrix upon the occurrence of a "Matrix Payment Event" as defined below under "Matrix Non-Completion Fee";

6. by Berens or SubCo upon the occurrence of a "Berens Payment Event" as defined below under "Berens Non-Completion Fee"; or

7. by Berens or SubCo if prior to the Effective Time, holders of more than 5% of the Common Shares have validly exercised Dissent Rights.

Matrix Non-Completion Fee

If at any time after the execution, and prior to the termination, of the Amalgamation Agreement pursuant to its terms, Berens or SubCo breaches any of its material covenants specified therein, except for the consummation of the Resolution Arrangement (the above being a "Matrix Payment Event"), then Berens shall pay to Matrix $250,000 as a non-completion fee in immediately available funds to an account designated by Matrix within three (3) Business Days after the occurrence of any one of such Matrix Payment Events.

Berens Non-Completion Fee

If at any time after the execution, and prior to the termination, of the Amalgamation Agreement pursuant to its terms:

(a) the Board of Directors withdraws, qualifies or changes: (i) any of its recommendation to Shareholders to vote in favour of the Amalgamation or (ii) its determination that the Amalgamation is fair and is in the best interests of Matrix and the Shareholders, in a manner adverse to Berens or resolves to do so prior to the Effective Date except where Berens or SubCo are in breach of any of their respective material covenants specified in the Amalgamation Agreement;

(b) Matrix enters into any contractual agreement with any person with respect to an Acquisition Proposal prior to the Meeting, excluding a confidentiality agreement;

(c) an Acquisition Proposal is publicly announced, proposed, altered or made to Shareholders and (A) such Acquisition Proposal has not expired or been withdrawn at the time of the Meeting, and (B) the Shareholders do not approve the Amalgamation; or

(d) Matrix breaches any of its covenants specified in Sections 5.3 and 5.4 of the Amalgamation Agreement;

(each of the above being a "Berens Payment Event"), then Matrix shall pay to Berens $250,000 as a non-completion fee in immediately available funds to an account designated by Berens within three (3) Business Days after the occurrence of any one of such Berens Payment Events.

Non-Solicitation

Under the Arrangement Agreement, Matrix has agreed:

1. to immediately terminate and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations with any parties conducted prior to the date of the Amalgamation Agreement by Matrix, or its officers, directors, employees, financial advisors, legal counsel, representatives or agents, with respect to any Acquisition Proposal. Matrix shall promptly send a letter to all parties who have entered into confidentiality agreements with Matrix in connection with the process giving rise to the Amalgamation Agreement, requiring all materials provided to such parties by Matrix to be destroyed or returned to Matrix or its agents or advisors and Matrix shall use reasonable commercial efforts to ensure that such requests are honoured;

2. not to directly or indirectly, through any officer, director, employee, representative or agent, solicit, initiate, invite or knowingly encourage (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding) the initiation of or participate in, any inquiries or proposals regarding an Acquisition Proposal, provided that nothing contained in the Amalgamation Agreement shall prevent the Board of Directors from considering, negotiating, approving or recommending to the Shareholders an agreement in respect of an unsolicited written Acquisition Proposal: (i) in respect of which any required financing has been demonstrated to the satisfaction of the Board of Directors subject to the Acquisition Proposal, acting in good faith, to be reasonably likely to be obtained; (ii) which is not subject to a due diligence access condition which allows access to the books, records and personnel of Matrix or its representatives beyond 5:00 p.m. (Calgary time) on the fourth Business Day after the day on which access is afforded to the person making the Acquisition Proposal (provided, however, the foregoing shall not restrict the ability of such person to continue to review the information provided); (iii) in respect of which the Board of Directors subject to the Acquisition Proposal determines (having consulted outside counsel) that in the exercise of its fiduciary duty it would be necessary for such Board of Directors to take such action in order to avoid breaching its fiduciary duties; and (iv) in respect of which the Board of Directors determines in good faith, if consummated in accordance with its terms, would result in a transaction more favourable to the Shareholders than the Amalgamation (any such Acquisition Proposal that satisfies clauses (i) through (iv) above being referred to herein as a "Superior Proposal"), or in any event, if there is an unsolicited written Acquisition Proposal, in respect of which the Board of Directors subject to the Acquisition Proposal determines (having consulted outside counsel) that in the exercise of its fiduciary duty it would be necessary for such Board of Directors to take such action in order to avoid breaching its fiduciary duties;

3. subject to the terms of the Amalgamation Agreement and the ability of Matrix to carry on business, Matrix shall continue to refrain from participating in any discussions or negotiations with any parties (other than with Berens) with respect to any potential Acquisition Proposal;

4. Matrix shall immediately notify Berens (orally and in writing) of any current or any future Acquisition Proposal of which Matrix's directors or senior officers become aware, or any amendments to the foregoing, or any request for non public information relating to Matrix in connection with an Acquisition Proposal or for access to the properties, books or records or for a list of the securityholders of Matrix by any person or entity that informs Matrix that it is considering making an Acquisition Proposal. Such notice shall include a copy of all written communications and a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contact as Berens may reasonably request, including without limitation the identity of the person and controlling person, if any, making such proposal, inquiry or contact; and

5. if Matrix receives a request for material non-public information from a person who proposes a Acquisition Proposal in respect of Matrix, and the Board of Directors determines that such proposal would be a Superior Proposal, assuming the

satisfactory outcome of a due diligence condition, then, and only in such case, the Board of Directors may, subject to the execution of a confidentiality agreement containing a standstill provision (provided, however, the Person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal as proposed) and provided Matrix sends a copy of any such confidentiality agreement to Berens immediately upon its execution, only provide such Person with access to the same information previously provided to Berens. Matrix shall provide Berens with a list of the information provided to the Person making the Superior Proposal.

Matrix has also agreed to give Berens two (2) Business Days advance notice of any agreement (and the terms of such agreement) to be entered into in respect of a Superior Proposal and shall give Berens an opportunity to amend the Amalgamation Agreement to provide at least as favourable or more favourable terms then those to be included in the Superior Proposal.

Resignations of Directors and Officers of Matrix

Upon the Effective Date of the Amalgamation, all officers and directors of Matrix shall resign. One board position with Berens will be made available to a nominee of Matrix, being Mr. Glenn Hockley. For information in respect of the board of directors and management of Berens, see Appendix B - Information Concerning Berens Energy Ltd.

PROCEDURE FOR THE AMALGAMATION TO BECOME EFFECTIVE

Procedural Steps

The Amalgamation is proposed to be carried out pursuant to Sections 182 and 183 of the ABCA. The following procedural steps must be taken in order for the Amalgamation to become effective:

(a) the Amalgamation and the Amalgamation Agreement must be approved by the Shareholders;

(b) all conditions precedent to the Amalgamation, including completion of the Resolution Arrangement, and as set forth in the Amalgamation Agreement, must be satisfied or waived by the appropriate party; and

(c) the Articles of Amalgamation in the form prescribed by the ABCA must be filed with the Registrar.

Matrix Shareholder Approval

The Special Resolution approving the Amalgamation is required to be approved by at least 66 2/3% of the votes cast by the Shareholders present in person or represented by proxy at the Meeting. For purposes of voting on the Special Resolution at the Meeting, the Shareholders will be entitled to one vote on a ballot for each Common Share held.

Notwithstanding the foregoing, the Special Resolution authorizes the Board of Directors, without further notice to or approval of the Shareholders, subject to the terms of the Amalgamation Agreement, to amend or terminate the Amalgamation Agreement or to decide not to proceed with the Amalgamation and to revoke such Special Resolution at any time prior to the proposed Effective Date of the Amalgamation if, in the view of the Board of Directors, it is not in the best interests of the Shareholders to proceed with the Amalgamation.

Regulatory Approvals

It is a mutual condition of the Amalgamation Agreement that requisite regulatory approvals be obtained prior to the Effective Date. It is anticipated that Matrix or Berens will have made application to all applicable regulatory authorities prior to the Effective Date in order to obtain all approvals required with respect to the Amalgamation. There is no guarantee that approvals from the required regulatory authorities will be obtained on a timely basis or on terms and conditions satisfactory to Matrix and Berens.

It is a condition to the completion of the Amalgamation that the TSXV has approved the listing of the Berens Shares subject only to the filing of required documents which cannot be filed prior to the Effective Date. Berens will apply to list the Berens Shares to be issued pursuant to the Amalgamation on the TSXV and listing will be subject to Matrix and Berens fulfilling all of the listing requirements of the TSXV. Provided that conditional approval is obtained, the listing of the Berens Shares on the TSXV will be subject to the on-going requirements of the TSXV.

PROCEDURE FOR EXCHANGE OF CERTIFICATES

Upon completion of the Amalgamation, Matrix Shareholders (other than Dissenting Shareholders) will be deemed to be holders of Berens Shares as of the Effective Date and former registered Matrix Shareholders will be entered into the register of holders of Berens Shares without further act or formality. A Letter of Transmittal for the surrender of certificates representing Common Shares for use in exchanging those certificates for Berens Share certificates is enclosed with this Information Circular. The Letter of Transmittal contains complete instructions on how Matrix Shareholders are to exchange their Common Share certificates. Registered Matrix Shareholders (other than Dissenting Shareholders) should read and follow these instructions. The Letter of Transmittal, when properly completed and returned together with a certificate or certificates representing Common Shares and all other required documents, will enable each registered Matrix Shareholder (other than Dissenting Shareholders) to obtain the certificates representing the number of Berens Shares received under the Amalgamation.

Pursuant to the terms of the Amalgamation, any certificates formerly representing Common Shares that are not deposited with the Depositary, together with a duly completed Letter of Transmittal and any other documents the Depositary reasonably requires, on or before the sixth anniversary of the Effective Date, will cease to represent a right or claim of any kind or nature and the right of the holder of such Common Shares to receive Berens Shares will be deemed to be surrendered to Berens together with all interest, dividends or distributions thereon held for such Matrix Shareholder.

The following sets forth the procedures to be followed by a Matrix Shareholder in order to receive the Berens Shares to which they are entitled under the Amalgamation.

A Shareholder must deliver to the Depositary at any of the offices listed in the Letter of Transmittal,

(i) the certificate or certificates representing the Common Shares;

(ii) a Letter of Transmittal in the form accompanying the Information Circular or a manually executed photocopy (facsimile) thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(iii) any other relevant documents required by the instructions set out in the Letter of Transmittal.

In all cases, delivery of Berens Shares in exchange for Common Shares will be made only after timely receipt by the Depositary of certificates representing the Common Shares, together with a properly completed and duly executed Letter of Transmittal in the form accompanying the Information Circular, or a manually executed photocopy (facsimile copy) thereof, relating to such Common Shares, with signatures guaranteed if so required in accordance with the instructions in the Letter of Transmittal, and any other required documents.

The method of delivery of certificates representing the Common Shares and all other required documents is at the option and risk of the person depositing the same. Matrix recommends that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail with return receipt requested be used and that appropriate insurance be obtained.

Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those shares.

All questions as to validity, form, eligibility and acceptance of any Common Shares deposited pursuant to the Amalgamation shall be determined by Berens in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Berens reserves the absolute right to reject any and all deposits which it determines not be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. Berens reserves the absolute right to waive any defect or irregularity in the deposit of any Common Shares.

RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF MATRIX

The Board of Directors has unanimously determined that the Amalgamation is fair from a financial point of view to the Shareholders and is in the best interests of Matrix and the Shareholders, and has authorized the submission of the Amalgamation Agreement and the Amalgamation to Shareholders for approval. **The Board of Directors of Matrix unanimously recommends that the Shareholders vote in favour of the Special Resolution.**

The Board of Directors in the aggregate, holds or controls, an aggregate of 2,693,734 Common Shares (14.4% of the issued and outstanding Common Shares) and options to acquire an aggregate of 833,333 additional Common Shares. In reaching its determination and making its recommendation, the Board of Directors considered a number of factors including certain advantages of proceeding with the transaction, which are summarized under "Details of the Amalgamation – Reasons for and Background to the Amalgamation". The Board of Directors also considered and evaluated information regarding the Amalgamation, including among other things:

- the financial condition, results of operations, business, plans and current and future prospects of Berens, Resolution and Matrix, and the potential for the enhancement of the business efficiency, management, effectiveness and financial results of the combined entity;
- the historical and current trading prices of common shares of Resolution and Common Shares of Matrix;
- the terms of the Amalgamation, including the right to dissent given to Shareholders;
- public and internal information relating to the business, operations, financial performance and stock trading history of Resolution; and
- the fiduciary duties and obligations of the Board of Directors in considering the Amalgamation.

Based on all of these matters and such other matters as the members of the Board of Directors deemed relevant, the Board of Directors unanimously approved the Amalgamation Agreement.

The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all material factors considered by the Board of Directors. In addition, in reaching the determination to approve and recommend the Amalgamation, the Board of Directors did not assign any relative or specific weight to the foregoing factors which were considered. Individual directors may have given different weight to these factors.

The Board of Directors appreciate that there are risks associated with the Amalgamation, including that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The Board of Directors believes that the factors in favour of the Amalgamation outweigh the risks and potential disadvantages, although there can be no assurance in this regard.

INTEREST OF INSIDERS IN THE AMALGAMATION AND INTENTIONS OF CERTAIN SHAREHOLDERS

Management of Matrix is not aware of any material interest of any director or senior officer of Matrix or anyone who has held office as such since the commencement of Matrix's last completed financial year or of any associates or affiliates of the foregoing or any other insider of the Corporation in the Amalgamation other than as disclosed elsewhere herein or as described below.

To the knowledge of the directors and senior officers of Matrix, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares of Matrix carrying more than 10% of the voting rights attached thereto, other than as set forth below:

Name and Municipality of Residence	Number of Common Shares	Percent
Longbow Capital Inc. Calgary, Alberta	4,272,000(1)	22.8%
Glenn D. Hockley Calgary, Alberta	1,956,234(2)	10.4%

Notes:

(1) Longbow Capital Inc. exercises control and direction over these Common Shares with respect to voting matters. Certain of these Common Shares are beneficially owned by certain partnerships where Longbow Capital Inc. either acts as general partner or owns all of the outstanding securities of the general partner.

(2) Of the foregoing Common Shares, 1,244,124 are held by Marawyntor Assets Ltd., a corporation over which Mr. Hockley, a director of Matrix, exercises control and direction.

As at November 12, 2003, the directors and senior officers of Matrix and their respective associates and affiliates, as a group, owned, directly or indirectly, 2,693,734 Common Shares (approximately 14.4% of those issued and outstanding) and will receive an aggregate of approximately 1,373,804 Berens Shares issued pursuant to the Amalgamation in respect of these holdings. To the knowledge of Matrix, as of the date hereof, no director, officer or insider of Matrix, or their respective associates and affiliates, own, directly or indirectly, or exercise control of or direction over, any Berens Shares. Longbow Capital Inc. exercises control and direction over an aggregate of 444,342 common shares of Resolution, which shares will be exchanged for Berens Shares upon completion of the Resolution Arrangement.

The Support Shareholders, including all of the directors and senior officers of Matrix, who hold an aggregate of 9,041,352 Common Shares (48.3% of the issued and outstanding Common Shares) and 100% of the Matrix Options entitling them to acquire an aggregate of 1,102,333 additional Common Shares have entered into Support Agreements pursuant to which the Support Shareholders have agreed to vote in favour of the Amalgamation and to otherwise support the Amalgamation, subject to the provisions of the Support Agreements.

As at November 12, 2003, to the knowledge of Matrix, no directors or officers or other insiders of Berens own, directly or indirectly, or exercise control of or direction over, any Common Shares.

The Amalgamation will constitute a "change of control" under the employment agreements which have been entered into between Matrix and certain officers of Matrix and will result in payment obligations of Matrix of approximately $210,000. In addition to this amount, the Amalgamation gives rise to severance obligations of approximately $146,500 to employees of Matrix who are not officers.

It is a condition of Matrix to the completion of the Amalgamation that Berens shall have taken all reasonable steps to ensure that Mr. Glenn Hockley, a director of Matrix, is appointed as a director of Berens on the Effective Date or as soon thereafter as is reasonably practicable.

POST-AMALGAMATION

After the Effective Date, Amalco will be a wholly-owned subsidiary of Berens. Former Matrix Shareholders will become holders of Berens Shares. See "Pro-Forma Information". The current management team of Berens, led by R.D. (Bob) Steele, Chief Executive Officer, Dan Botterill, President and Chief Operating Officer, and Dell Chapman, Vice-President, Finance and Chief Financial Officer, will assume their respective positions with the combined company. The board of directors of Berens will be comprised of Messrs. Robert Steele, Paul McGarvey, Philip Swift and James Conroy, all of whom are current directors of Berens, and Ray Antony, currently the President and a director of Resolution. One additional nominee of Matrix, being Glenn Hockley, will be added to the board of directors of Berens. For information in respect of the directors and senior officers of Berens, see Appendix B – Information Concerning Berens Energy Ltd. – Directors and Officers.

STOCK EXCHANGE LISTINGS

The outstanding Common Shares are listed and posted for trading on the TSXV. On November 7, 2003, the last day on which the Common Shares traded prior to the date of the announcement of the proposed Amalgamation, the closing price of the Common Shares on the TSXV was $0.80 per Common Share.

The issued and outstanding Berens Shares are not currently listed and posted for trading on any recognized exchange. Subject to acceptance by the TSXV, upon completion of the Resolution Arrangement, the Berens Shares will be listed on the TSXV and the Common Shares of Matrix will cease to trade on the TSXV following the Amalgamation.

FEES AND EXPENSES

Costs of the Amalgamation, including expenses incurred by Matrix and Berens in respect of legal, accounting, professional advisory fees, transfer agent, printing and stock exchange listing fees are estimated to be $120,000 in aggregate.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax consequences of the Amalgamation, and the exercise of dissent rights as described herein, to holders of Common Shares who are resident in Canada and whose Common Shares and Preferred Shares constitute capital property to them for the purposes of the *Income Tax Act* (Canada) (the "Tax Act").

Common Shares will generally constitute capital property to a Shareholder unless the Tax Act deems such Common Shares to be inventory of the Shareholder or unless the Shareholder is a trader or dealer in securities or is engaged in an adventure in the nature of a trade with respect to such Common Shares. A Shareholder whose Common Shares might not otherwise qualify as capital property, other than a trader or dealer in securities, may be entitled to obtain such qualification by making an irrevocable election provided by subsection 39(4) of the Tax Act. This irrevocable election, if made, would have the effect of treating as capital property all present and future property of such an electing Shareholder which qualifies as a "Canadian security" as defined in the Tax Act and the Regulations.

This summary is based on the current provisions of the Tax Act and regulations made thereunder in force on the date hereof (the "Regulations"), applicable jurisprudence, the current administrative and assessing policies of the Canada Customs and Revenue Agency (the "CCRA"), and any published proposals for amendments to the Tax Act or the Regulations. This summary does not take into account provincial laws or tax laws of jurisdictions outside Canada and it does not apply to financial institutions which are subject to the mark-to-market rules under the Tax Act.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any Shareholder, and no representation with respect to the Canadian income tax consequences to any particular Shareholder is made. **Each holder of Common Shares, and particularly a holder of Common Shares whose Common Shares may not constitute capital property, should obtain and must depend upon the advice of the holder's own tax advisor with respect to the income tax consequences of the Amalgamation and the exercise of dissent rights based on the holder's own particular circumstances.**

Exchange of Common Shares for Berens Shares

A holder of Common Shares who acquires Berens Shares pursuant to the Amalgamation will be deemed to have disposed of the Common Shares, but will realize neither a capital gain nor a capital loss on the disposition of such Common Shares. The Berens Shares so received by a holder of Common Shares pursuant to the Amalgamation will be deemed to have been acquired at a cost equal to the aggregate adjusted cost base of the Common Shares held by the holder immediately prior to the Amalgamation. The adjusted cost base of Berens Shares must be determined by averaging the cost of the Berens Shares acquired by a holder of Common Shares pursuant to the Amalgamation with the adjusted cost base of any other Berens Shares then held by the holder as capital property.

Dissenting Shareholders

Dissenting Shareholders who receive the fair value of their Common Shares will be considered to have disposed of their Common Shares on the date of the Amalgamation. To the extent that Dissenting Shareholders are considered to dispose of their shares to Matrix, and the amount ultimately paid to a Dissenting Shareholder exceeds the paid-up capital of their Common Shares, this amount will be excluded from the former holder's proceeds of disposition for the purposes of computing any taxable capital gain or, generally speaking, any allowable capital loss on disposition and will be deemed to be a taxable dividend paid by Matrix to such Dissenting Shareholder. The deemed dividend will be treated in the same manner as if the Dissenting Shareholder had received a regular taxable dividend from Matrix. In certain circumstances, corporations or trusts or partnerships which have corporations as beneficiaries or partners, may be denied a capital loss in respect of their Common Shares of Matrix to the extent that any dividends have, or have been deemed to have, been received thereon. CCRA also considers that, in certain circumstances, Dissenting Shareholders should be considered to have disposed of their Common Shares to the amalgamated corporation for proceeds of disposition equal to the amount paid to them, other than interest, if any. In view of the uncertainties under the relevant legislation as to whether amounts paid to a Dissenting Shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, Dissenting Shareholders should consult with their own tax advisors in this respect.

DISSENTING SHAREHOLDERS

The following description is not a comprehensive statement of the procedures to be followed by Shareholders who seek payment of the fair value of his Common Shares and is qualified in its entirety by reference to the full text of Section 191 of the ABCA which is attached to this Information Circular as Appendix I. A Shareholder who intends to exercise the right of dissent and appraisal should carefully consider and comply with the provisions of that section. Failure to comply with the provisions of that section and to adhere to the procedures established therein may result in a loss of all rights thereunder.

Section 191 of the ABCA provides that any holder of Common Shares may dissent if Matrix resolves to amalgamate with another corporation. In order to invoke the provisions of Section 191 a registered Shareholder must send to Matrix at or before the Meeting a written objection (a "notice of dissent") to the Special Resolution. In addition to any other right a Dissenting Shareholder may have, such a Shareholder who complies with the dissent procedure of Section 191 is entitled to be paid the "fair value" of the Common Shares held by such holder, determined as at the close of business on the last Business Day before the day on which the Special Resolution was adopted.

A Dissenting Shareholder may claim under Section 191 only with respect to all the Common Shares of a class held by such holder on behalf of any one beneficial owner and registered in the holder's name. **Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary that wish to dissent should be aware that only the registered owner of Common Shares is entitled to dissent. The sending of a notice of dissent does not deprive a Shareholder of the right to vote against the Special Resolution, however, a vote against the Special Resolution does not constitute a notice of dissent.**

After the adoption of the Special Resolution, either the Dissenting Shareholder or Amalco (or Matrix prior to the Effective Date) has the right to apply to the Court by originating notice for determination of the fair value of the holder's Common Shares. Following such application to the Court, Amalco or Matrix, as applicable, must, within ten days of being served with a copy of the originating notice if the applicant is a Dissenting Shareholder, or within ten days of the date the application is returnable, if the applicant is Amalco or Matrix, send to each Dissenting Shareholder a written offer to pay him an amount for the holder's Common Shares considered by the directors to be the fair value of his Common Shares. Every offer made to a Dissenting Shareholder shall be made on the same terms and shall contain or be accompanied by a statement showing how the fair value was determined. The fair value so determined could be more or less than the value received by Shareholders who participate in the Amalgamation and could be based on considerations other than or in addition to the market price of Common Shares or the net asset value of Matrix, as the case may be.

A Dissenting Shareholder may make an agreement with Amalco or Matrix for the purchase of such holder's Common Shares in an amount of the aforementioned offer, or otherwise, any time before the Court pronounces an order fixing the fair value of the Common Shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application to the Court to fix the fair value of such holder's Common Shares, and except in special circumstances shall not be required to pay the costs of the application or appraisal subject to Court imposed limits.

On the application, the Court may make an order fixing the fair value of the Common Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against Amalco or Matrix, as applicable, and in favour of each of Dissenting Shareholders, and fixing the time within which Amalco or Matrix, as applicable, must pay that amount to the Dissenting Shareholders. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Shareholder until the date of payment.

A Dissenting Shareholder ceases to have any rights as a Shareholder, other than the right to be paid the fair value of his Common Shares, on the earliest of the Effective Date, the making of an agreement between the Dissenting Shareholder and Amalco or Matrix, as applicable, or the pronouncement of the order of the Court fixing the fair value of the Common Shares. Until any of the foregoing events occurs, the Shareholder may withdraw his dissent or Matrix may rescind the Special Resolution in question and in either event proceedings under Section 191 shall be discontinued.

Notwithstanding the above, neither Matrix nor Amalco can make a payment to any Dissenting Shareholder under Section 191 if there are reasonable grounds for believing that Matrix, or Amalco, as the case may be, is or would after the payment be unable to pay its liabilities as they become due or the realizable value of the company's assets would thereby be less than the aggregate of its liabilities. In such event, Matrix or Amalco, as the case may be, shall notify each Dissenting Shareholder that it is unable lawfully to pay Dissenting Shareholders for their Common Shares, in which case the Dissenting Shareholder may, by written notice to Matrix or Amalco, as the case may be, within 30 days after receipt of such notice, withdraw his written objection, in which case such Shareholder shall be reinstated to his full rights as a Shareholder, failing which he will retain status as a claimant against Matrix or Amalco, as the case may be, to be paid as soon as Matrix or Amalco is lawfully entitled to do so or, on a liquidation, to be ranked subordinate to creditors but prior to Shareholders.

Failure to strictly comply with the requirements of Section 191 of the ABCA may result in the loss of any right of dissent. Persons who are beneficial owners of the Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such Common Shares are entitled to dissent. Accordingly, a beneficial owner of Common Shares who desires to exercise this right must make arrangements for the Common Shares beneficially owned by such holder to be registered in his name prior to the time the written objection to the Special Resolution is required to be received by Matrix or, alternatively, make arrangements for the registered holder of his Common Shares to dissent on such holder's behalf.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents (other than share certificates) required to be delivered by a Shareholder should be delivered by facsimile to the Depositary at (403) 233-2857.

The Amalgamation Agreement provides that it is a condition to the completion of the Amalgamation that holders of not more than 5% of the outstanding Common Shares exercise their right of dissent.

The above is only a summary of the provisions of Section 191 of the ABCA which are technical and complex. Section 191 is set out in **Appendix I** hereto. **It is recommended that any Shareholder wishing to avail himself of his right of dissent seek his own legal advice as failure to comply strictly with the provisions of the statute may prejudice his right of dissent.**

PRO-FORMA INFORMATION

Pro-Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of Berens, Resolution and Matrix as at June 30, 2003 and pro-forma consolidated capitalization of Berens as at June 30, 2003, after giving effect to the Resolution Arrangement, the Berens Private Placement and the Amalgamation.

	Berens(1)	Resolution(2)	Matrix(3)	Pro-Forma(4)
	As at June 30, 2003	As at June 30, 2003	As at June 30, 2003	As at June 30, 2003 after giving effect to the Resolution Arrangement, the Berens Private Placement and the Amalgamation
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Berens Shares	$19,724,262 (11,399,000 Berens Shares)	N/A	N/A	$56,263,881 (43,781,318 Berens Shares) (5)
Berens Warrants	Nil (5,699,498 Berens Warrants)	N/A	N/A	Nil (9)
Resolution Common Shares	N/A	$11,501,573 (6) (32,619,239 Resolution Common Shares)	N/A	Nil(7)
Resolution Warrants	N/A	1,500,000	N/A	Nil(8)
Matrix Common Shares	N/A	N/A	$5,260,344(10) (17,802,662 Matrix Common Shares)	Nil

Notes:

(1) See Appendix B – Information Concerning Berens Energy Ltd. and Appendix C – Berens Financial Statements.
(2) See Appendix D – Information Concerning Resolution Resources Ltd. and Appendix E – Resolution Financial Statements.
(3) See Appendix F – Information Concerning Matrix Petroleum Inc. and Appendix G – Matrix Financial Statements.
(4) Assumes the issuance of 15,865,446 Berens Shares upon completion of the Resolution Arrangement and the issuance of 10,116,872 Berens Shares upon completion of the Amalgamation. Also see Appendix H – Pro Forma Financial Statements.
(5) Does not include 1,435,000 Berens Shares reserved or to be reserved for issuance pursuant to outstanding Berens Options.
(6) Does not include a total of 504,700 Resolution Common Shares issued subsequent to June 30, 2003.
(7) All the Resolution Common Shares will be held by Berens immediately following the Resolution Arrangement and then Berens and Resolution will amalgamate resulting in no Resolution Common Shares being outstanding.
(8) The Resolution Warrants expired on October 26, 2003.
(9) The Berens Warrants expired on November 7, 2003.
(10) Does not include a total of 932,009 Common Shares issued by Matrix subsequent to June 30, 2003.

As at June 30, 2003, on a pro-forma basis after giving effect to the Resolution Arrangement, the Berens Private Placement and the Amalgamation, Berens has net working capital of $5,269,452.

Operational Information

The following table sets forth certain combined operational information after giving effect to the Resolution Arrangement and the Amalgamation. Prior to completion of the Resolution Arrangement, Berens has no oil and gas operations.

	Berens	Resolution	Matrix	Combined
Average Daily Production(1)				
Oil & NGLs (BBLS/D)	Nil	139.4	20	159.4
Natural Gas (MMCF/D)	Nil	1.705	1.320	3.025
Proved Reserves (2)				
Oil & NGLs (MBBLS)	Nil	97.2	74.4	171.6
Natural Gas (MMCF)	Nil	1,577.5	2077.5	3,655.0
Proved & Probable Reserves (2)				
Oil and NGLs (MBBLS)	Nil	122.0	97.4	219.4
Natural Gas (MMCF)	Nil	1,822.1	3,062.8	4,884.9
Net Undeveloped Land (3)	Nil	48,500	5,553	54,053

Notes:

(1) Sales volume exiting 2002.
(2) Gross reserves as of January 1, 2003 for Resolution and Matrix based on escalating price assumptions; probable reserves are unrisked.
(3) Stated in acres as at December 31, 2002.

Pro-Forma Financial Statements

The pro-forma financial statements of Berens having given effect to the completion of the Resolution Arrangement and the Amalgamation, are set forth in Appendix H - Pro-Forma Financial Statements.

TIMING

If the Meeting is held as scheduled and is not adjourned and the other conditions set forth in the Amalgamation Agreement are satisfied or waived, Matrix expects that the Effective Date will be on or about December 12, 2003. It is not possible, however, to state with certainty when the Effective Date will occur.

The Amalgamation will become effective upon the filing with the Registrar of the Articles of Amalgamation, together with such other material as may be required by the Registrar and the issuance by the Registrar of the Certificate of Amalgamation.

OTHER MATTERS

Resale of Berens Shares

Canada

The Berens Shares to be issued to holders of Common Shares pursuant to the Amalgamation will be issued in reliance on exemptions from prospectus and registration requirements of applicable securities laws of the various applicable provinces in Canada and will generally be "freely tradeable" (and not subject to any "restricted" or "hold period") if the following conditions are met: (i) the trade is not a control distribution (as defined in applicable securities legislation); (ii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or a company in respect of the trade; and (iv) if the selling securityholder is an insider or an officer of the issuer, the selling securityholder has no reasonable grounds to believe that the issuer is in default of securities legislation.

United States

The Berens Shares issuable pursuant to the Amalgamation have not been and will not be registered under the U.S. Securities Act, and will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that the Common Shares exchanged by a former Shareholder in connection with the Amalgamation were restricted securities. Restricted securities may not be offered or sold in the United States or to U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) except pursuant to (i) an effective registration statement under the U.S. Securities Act or (ii) an exemption from the registration requirements of the U.S. Securities Act. Unrestricted securities may generally be resold in the United States without restriction under the U.S. Securities Act, so long as the person selling such securities was not an "affiliate" of Matrix or Berens immediately before the Amalgamation and is not affiliate or Berens after the Amalgamation. An "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with such issuer, whether through the ownership of voting securities, by contract, or otherwise. Shareholders who were "affiliates" of either Matrix or Berens immediately before the Amalgamation are subject to resale restrictions under the U.S. Securities Act. In addition, Shareholders who are affiliates of Berens after the Amalgamation will be subject to resale restrictions under the Securities Act. An "affiliate" of a person is any person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with the person specified. Directors, executive officers and persons who beneficially own 10% or more of an issuer's outstanding securities are generally considered to be "affiliates" of that issuer.

Matrix Shareholders are urged to consult their legal advisors to determine the extent of all applicable resale provisions.

Risk Factors

The business of each of Matrix and Berens are subject to the risks encountered generally in the oil and gas industry by many similar companies. All references to Berens herein are assuming the Resolution Arrangement and the Amalgamation are completed.

An investment in Berens Shares should be considered speculative due to the nature of Berens' involvement in the exploration for, and the acquisition, development, production and marketing of, oil and natural gas and their current stages of development. The reserve and recovery information contained in Resolution's independent engineering report are only estimates and the actual production and ultimate reserves from Resolution's properties may be greater or less than the estimates prepared in such report. Oil and natural gas operations involve many risks which even a combination of experience and knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Berens.

The petroleum industry is competitive in all its phases. Berens will compete with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Competitors include oil companies which have greater financial resources, staff and facilities than those of Berens. The ability of Berens to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

The marketability of oil and natural gas acquired or discovered will be affected by numerous factors beyond the control of Berens. These factors include reservoir characteristics, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulation. Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government which may be amended from time to time. See "Industry Conditions". The oil and natural gas operations of Berens may also be subject to compliance with federal, provincial and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. See "Industry Conditions – Environmental Regulation".

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of net production revenue and overall value of Berens and could result in ceiling test write-downs. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of reserves of the combined entity. Berens might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in net production revenue causing a reduction in oil and gas acquisition and development activities. A decline in production rates or a sustained material decline in prices from historical average prices could further reduce the borrowing base of Berens and, as a result, reduce bank credit, if any, available to Berens.

The future development of Berens' oil and natural gas properties may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms.

Resolution and Matrix use the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows. To the extent that such capitalized costs (net of accumulated depreciation and depletion) less future income taxes exceed the present value of estimated future net cash flows from proved oil and natural gas reserves, those excess costs would be required to be charged to operations.

As Berens will be engaged in the oil and natural gas business its operations are subject to certain unique provisions of the Tax Act and applicable provincial income tax legislation relating to characterization of costs incurred in their businesses which effects whether such costs are deductible and, if deductible, the rate at which they may be deducted for the purposes of calculating taxable income. Each of Resolution, Berens and Matrix have filed all required income tax returns and believe that they have complied fully with the provisions of the Tax Act and applicable provincial income tax legislation, but such returns are subject to reassessment. Berens may potentially be subject to a higher than expected past or future tax liability as well as interest and penalties in the event of a successful reassessment of either Resolution, Berens or Matrix, and such amount could be material.

From time to time Berens may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Berens will not benefit from such increases. Berens may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements.

From time to time Berens may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, Berens will not benefit from the fluctuating exchange rate.

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fires, explosions, blowouts, cratering and oil spills, each of which could result in substantial damage to oil and natural gas wells, producing facilities, other property and the environment or in personal injury. In accordance with industry practice, Berens will not be fully insured against all of these risks, nor are all such risks insurable. Although Berens maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event Berens could incur significant costs that could have a materially adverse affect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment and may delay exploration and development activities. To the extent Berens is not the operator of its oil and gas properties, it will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Berens which could result in a reduction of the revenue received by of Berens.

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of Berens. The reserve and cash flow information set forth herein represents estimates only. The reserves and estimated future net cash flow from the properties of Resolution and Matrix or their respective subsidiaries have been independently or internally evaluated at the dates referred to therein. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of Berens. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

Approximately 600 boed of the newly acquired Matrix production in the Esther area is in competitive drainage with an offsetting producing well. Therefore, the production rate will be maximized in the near term, generating significant cash flow but resulting in a short reserve life for the corresponding well.

From time to time, Berens may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase debt levels of Berens above industry standards. Depending on future exploration and development plans, Berens may require additional financing which may not be available or, if available, may not be available on favourable terms.

Certain directors of Berens are or may become directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the corporation's governing corporate law statute which requires a director of a corporation who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with Berens to disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under such legislation.

The competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Berens will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Berens, as the case may be. Berens does not have key person insurance in effect for management.

Industry Conditions

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Berens in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Berens is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing – Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, prices of competing oils, distance to market, the value of refined products and the supply/demand balance. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issue of such license requires the approval of the Governor in Council.

The price of natural gas sold in interprovincial and international trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m^3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issue of such license requires the approval of the Governor in Council.

The governments of British Columbia, Alberta and Saskatchewan also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve ability, transportation arrangements and market considerations.

The North American Free Trade Agreement

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, the United States and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada–U.S. Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36-month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas and related product production Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The royalty rate payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time, the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("ARTC") program. The ARTC program is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m^3 and 25% at prices at and above $210 per m^3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

Crude oil and natural gas royalty holidays for specific wells and royalty reductions reduce the amount of Crown royalties paid by Berens to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and gas industry is currently subject to environmental regulation pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Environmental Protection and Enhancement Act (the "EPEA"), which came into force on September 1, 1993. The EPEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. Berens is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the EPEA and similar legislation in other jurisdictions in which it operates. Resolution believes that it is in material compliance with applicable environmental laws and regulations. Resolution also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which will require, upon ratification, nations to reduce their emissions of carbon dioxide and other greenhouse gases. Canada has ratified the Kyoto Protocol, and as a result, reductions in greenhouse gases from Berens' operations may be required which could result in increased capital expenditures and reductions in production of oil and gas.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past two years that appear to be shaping the near future of the business. The first trend is the consolidation phase that the industry has been going through. This has affected companies of all sizes from the small emerging companies to the senior integrated organizations. This trend appears to be accelerating as a number of publicly traded companies are trading below asset or break-up value and as a result it is less expensive for companies to grow by acquiring companies than by focusing entirely on drilling and prospect generation. At a time of high commodity prices and relatively low stock valuations there appears to be a valuation disconnect that has resulted in increased merger and acquisition activity.

The second trend is the scarce access to external capital that the industry was experiencing. This can be partly attributed to the outstanding returns that have been experienced in other sectors of the market, however during the last year this trend has been correcting and institutional investors appear to be beginning to refocus on traditional sectors for investment opportunities. However, external capital is being directed to a greater extent toward the royalty trust area of the oil and gas sector.

The third trend relates to the size of companies that investors are focusing on. The larger market capitalization companies provide for greater liquidity and as result appear to be more attractive; however the smaller companies may present potentially larger returns as they have not yet fully appreciated in value. This may change in the near future as investors look for higher rates of returns, which may encourage them to consider investment in smaller oil and gas companies.

The fourth trend is the current influence of foreign exploration and production companies on the Canadian oil and gas industry. The main influence has been from American companies that are acquiring companies and assets in Canada in order to build on long-term natural gas supplies to the United States. While there may be some short term disposition activity by this group, ultimately their participation will influence valuation parameters of Canadian assets and will result in global values for Canadian companies.

A fifth trend is the continuing tight supply demand balance for both natural gas and crude oil. Natural gas is a commodity influenced by factors in North America. Despite record drilling, a strong economy, weather and demand for electrical generation have kept supply tight and prices high. Crude oil is influenced by a world economy and OPEC's ability to adjust supply to world demand. Recent success by OPEC has kept crude oil prices high. High prices provide producers with sufficient cash flow to the extent that the lack of external capital has not been a significant restriction on growth.

The Canadian/U.S. exchange rate also influences commodity prices for Canadian producers as there is a high correlation between Canadian and U.S. oil and natural gas prices. A recent strengthening of the Canadian dollar is a negative trend and this effect on pricing is growing in significance

PART IV
INFORMATION CONCERNING BERENS ENERGY LTD. AND RESOLUTION RESOURCES LTD.

Berens is a corporation incorporated pursuant to the provisions of the ABCA. Berens currently has no active business but was previously involved in the development and commercialization of high capacity reduction/oxidation battery technology for use in electrical energy storage applications.

Upon completion of the Resolution Arrangement pursuant to which Berens will acquire all of the issued and outstanding securities of Resolution, Berens will become actively involved in the oil and gas industry, will be a reporting issuer in certain Canadian jurisdictions and will become subject to the reporting requirements under the securities laws of such jurisdictions. It is a condition to the completion of the Amalgamation that the Resolution Arrangement is completed and the Berens Shares have been listed on the TSXV.

Detailed information on Berens and its assets is set forth in Appendix B - Information Concerning Berens Energy Ltd. and certain financial statements of Berens, are attached to this Information Circular. See Appendix C - Berens Financial Statements.

Resolution is a corporation incorporated and subsisting pursuant to the provisions of the ABCA. Resolution is currently a publicly-traded company whose common shares are listed on the TSXV. Resolution is engaged in the business of acquisition, exploration, development and marketing of petroleum and natural gas properties primarily in the Province of Alberta. Reference is made to Appendix D - Information Concerning Resolution Resources Ltd. for a detailed description of Resolution and its assets. Certain financial statements of Resolution previously filed with applicable securities regulatory authorities are attached to this Information Circular. See Appendix E - Resolution Financial Statements.

The pro-forma financial statements of Berens, having given effect to the Resolution Arrangement and the Amalgamation, are set forth in Appendix H - Pro-Forma Financial Statements.

Information relating to Berens, Subco and Resolution set forth in the Appendices hereto and elsewhere in this Information Circular, has either been provided by the management of Berens, the management of Resolution or taken from or based upon publicly available documents or records on file with Canadian securities regulatory authorities or public sources. Although Matrix had no knowledge that would indicate that any statements contained herein provided by the management of Berens, the management of Resolution or taken from or based on such public documents and records are untrue or incomplete, Matrix does not assume any responsibility for the accuracy or completeness of the information provided by the management of Berens, the management of Resolution or taken from or based upon such public documents and records, or for any failure by Berens or Resolution to disclose events which may occur or effect the significance or accuracy or any such information but which are unknown to Matrix.

PART V
INFORMATION CONCERNING 1075129 ALBERTA LTD.

1075129 Alberta Ltd. ("Subco") was incorporated on November 6, 2003 under the *Business Corporations Act* (Alberta). Subco is a wholly-owned subsidiary of Berens and has not previously carried on business. It was organized solely for the purpose of the Amalgamation, has no liabilities and presently has $1.00 of share capital.

The head office of Subco is located at 4305, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2, and the registered and records office of Subco is located at Suite 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7.

PART VI
INFORMATION CONCERNING MATRIX PETROLEUM INC.

Matrix is a corporation continued and subsisting pursuant to the provisions of the ABCA. Matrix is currently a publicly-traded company whose common shares are listed on the TSXV and is engaged in the business of acquisition, exploration, development and marketing of petroleum and natural gas properties in Western Canada.

The head office of Matrix is located at Suite 1630, 777 – 8th Avenue S.W., Calgary, Alberta T2P 3R5 and the registered office of Matrix is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9. Reference is made to Appendix F - Information Concerning Matrix Petroleum Inc. for a detailed description of Matrix and its assets. Certain financial statements of Matrix previously filed with the applicable securities regulatory authorities are attached to this Information Circular. See Appendix G - Matrix Financial Statements.

PART VII
MATTERS TO BE ACTED ON AT THE MEETING

The Meeting has been called for Matrix Shareholders to consider and, if thought fit, to pass the following Special Resolution:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the amalgamation (the "Amalgamation") of Matrix Petroleum Inc. ("Matrix") and 1075129 Alberta Ltd. ("Subco"), a wholly-owned subsidiary of Berens Energy Ltd. ("Berens"), as provided for in the amalgamation agreement dated November 7, 2003 (the "Amalgamation Agreement") among Matrix, Subco and Berens, is hereby approved and authorized;

2. the Amalgamation Agreement, as amended (if applicable) is hereby ratified, confirmed and approved;

3. notwithstanding that this resolution has been duly passed by the holders of the common shares of Matrix, the board of directors of Matrix is hereby authorized and empowered in its sole discretion, without further notice to or approval of the shareholders of Matrix:

   (a) subject to the terms of the Amalgamation Agreement, to amend or terminate the Amalgamation Agreement at any time prior to the Amalgamation becoming effective; or

   (b) subject to the terms of the Amalgamation Agreement, to decide not to proceed with the Amalgamation or to revoke this special resolution at any time prior to the Amalgamation becoming effective;

4. any one director or officer of Matrix be and is hereby authorized, for and on behalf of Matrix to execute and deliver articles of amalgamation and all other documents and instruments and to take such other actions as such individual may determine to be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

OTHER MATTERS

Management of Matrix knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying the Information Circular. However, if any other matter properly comes before the Meeting, the forms of proxy furnished by Matrix will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL OF DIRECTORS

The contents of this Information Circular and the sending thereof to Matrix Shareholders has been approved by the Board of Directors.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta this 12th day of November, 2003.

(signed) "*Wesley G. Heatherington*"	(signed) "*Glenn D. Hockley*"
Wesley G. Heatherington President and Chief Executive Officer	Glenn D. Hockley Chairman

APPENDIX A

AMALGAMATION AGREEMENT

AMALGAMATION AGREEMENT

among

BERENS ENERGY LTD.

and

MATRIX PETROLEUM INC.

and

1075129 ALBERTA LTD.

Dated as of November 7, 2003

TABLE OF CONTENTS

AMALGAMATION AGREEMENT

MEMORANDUM OF AGREEMENT made and entered into as of November 7, 2003,

AMONG:

BERENS ENERGY LTD., a body corporate existing under the laws of the Province of Alberta with its head office in the City of Calgary, in the Province of Alberta (hereinafter called "**Berens**")

AND

MATRIX PETROLEUM INC., a body corporate existing under the laws of the Province of Alberta with its head office in the City of Calgary, in the Province of Alberta (hereinafter called "**Matrix**")

AND

1075129 ALBERTA LTD., a body corporate existing under the laws of the Province of Alberta with its head office in the City of Calgary, in the Province of Alberta (hereinafter called "**AcquisitionCo**")

WHEREAS upon the terms and subject to the conditions set out in this Agreement, the parties hereto intend to effect a business combination transaction whereby, among other things, Matrix and AcquisitionCo will amalgamate and continue as one corporation in accordance with the terms and conditions hereof;

AND WHEREAS AcquisitionCo is a wholly-owned subsidiary of Berens and has not carried on active business and Berens desires that AcquisitionCo amalgamate with Matrix in accordance with the terms and conditions hereof;

AND WHEREAS the board of directors of Matrix has unanimously: (i) determined that the transactions contemplated by this Agreement are fair and in the best interests of Matrix and the Matrix Shareholders; (ii) approved this Agreement and the transactions contemplated hereby; and (iii) determined to recommend that the Matrix Shareholders vote in favour of the transactions contemplated by this Agreement;

AND WHEREAS concurrently with the execution of this Agreement, and as a condition of, and inducement to, the willingness of Berens and AcquisitionCo to enter into this Agreement all of the directors and officers of Matrix and certain securityholders, as the holders, collectively, of not less than 7.1 million of the issued and outstanding Matrix Common Shares and 1 million Matrix Options have entered into support agreements substantially in the form of Schedule B annexed hereto;

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the respective covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions

In this Agreement, including the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

"**ABCA** " means the *Business Corporations Act*, R.S.A. 2000, c. B-9 as now in effect and as it may be amended from time to time prior to the Effective Date;

"**Acquisition Proposal**" means any *bona fide* proposal with respect to: (i) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, consolidation or business combination involving Matrix or any of its subsidiaries; (ii) any acquisition by any Person of assets representing more than 20% of the book value (on a consolidated basis) of the assets of Matrix and its subsidiaries (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale) in a single transaction or a series of related transactions; (iii) any acquisition by any Person of beneficial ownership of more than 20% of Matrix Common Shares or other securities of Matrix or any of its subsidiaries then outstanding; and (iv) any acquisition by Matrix or any of its subsidiaries of a material amount or proportion of the assets or securities of another Person in a single transaction or a series of related transactions or similar transactions involving Matrix or any of its subsidiaries, or a proposal to do so, or public announcement of its intention to close, excluding the transactions contemplated by this Agreement;

"**AcquisitionCo**" means 1075129 Alberta Ltd.;

"**Agreement**", "**this Agreement**", "**herein**", "**hereto**", and "**hereof**" and similar expressions refer to this Amalgamation Agreement, as the same may be amended or supplemented from time to time, and where applicable, to the appropriate Schedule hereto;

"**Amalco**" means the continuing corporation rising as a result of the Amalgamation;

"**Amalco Common Shares**" means common shares of Amalco provided for in the Articles of Amalgamation;

"**Amalgamation**" means the amalgamation of Matrix and AcquisitionCo contemplated by this Agreement;

"**Amalgamation Resolution**" means the special resolution of Matrix Shareholders approving the Amalgamation, as required by applicable Laws;

"**Articles of Amalgamation** " means the articles of amalgamation of Amalco substantially in the form set out in Schedule "A" hereto

"**Berens**" means Berens Energy Ltd.;

"**Berens Governing Documents**" means the Certificate of Amendment and Registration of Restated Articles dated September 25, 2003; the Certificate and Articles of Amendment dated September 10, 2003; the Certificate and Amendment and Registration of Restated Articles dated March 25, 2002; the Certificate and Articles of Incorporation of Berens dated March 15, 2002; and the by-laws of Berens;

"**Berens Options**" means the outstanding options to acquire Berens Shares under the Berens Stock Option Plan;

"**Berens Shareholders**" means the holders of Berens Shares;

"**Berens Shares**" means common shares in the capital of Berens;

"**Berens Stock Option Plan**" means the Stock Option Plan of Berens dated June 20, 2002;

"**Business Day**" means any day on which commercial banks are generally open for business in Calgary, Alberta other than a Saturday, a Sunday or a day observed as a holiday (i) in Calgary, Alberta under the laws of the Province of Alberta; or (ii) under the federal laws of Canada;

"**Certificate of Amalgamation**" means a certificate of amalgamation issued by the Registrar under the ABCA giving effect to the Amalgamation;

"**Closing**" has the meaning ascribed to such term in Section 10.3;

"**Conditional Option Exercise**" has the meaning ascribed to such term in Section 2.8;

"**Confidentiality Agreement**" means the confidentiality agreement made as of the 10th day of October, 2003, between Berens and Matrix;

"**Corporate Laws**" means all applicable corporate laws, including the ABCA;

"**Depository**" means the duly appointed depository in respect of the Amalgamation at its principal transfer office in Calgary, Alberta;

"**Dissent Rights**" means the rights of dissent in respect of the Amalgamation Resolution provided pursuant to the ABCA;

"**Dissenting Shareholder**" means a Matrix Shareholder, who, in connection with the Amalgamation Resolution at the Matrix Special Meeting which approves and adopts this Agreement, has sent to Matrix a written objection and a demand for payment within the time limits and in the manner prescribed by section 191 of the ABCA respectively with respect to such shareholder's shares;

"**Effective Date**" means the date shown on the Certificate of Amalgamation

"**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

"**Exchange Ratio**" means 0.51 of a Berens Share for each Matrix Share;

"**Governmental Entity**" means any: (i) national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) subdivision, agent, commission, board or authority of any of the foregoing; or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Information Circular**" has the meaning ascribed to such term in Section 2.6;

"**Laws**" means all statutes, regulations, statutory rules, orders, judgements, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any court, Governmental Entity (including the TSX Venture Exchange), statutory body or self-regulatory authority and the term "**applicable**" with respect of such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"**Material Adverse Change**" or "**Material Adverse Effect**" means, when used in connection with a party hereto, any change, effect, event, occurrence or change in a state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, title to assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of such Party other than a matter that has been publicly disclosed or of which a Party has been advised in writing as of the date hereof and other than any change, effect, event, occurrence or change in a state of facts principally caused by a change, effect, event, occurrence or change in a state of facts in: (i) the Canadian or United States economies or financial, currency exchange, securities or commodities markets in general or the general markets for crude oil and natural gas on a current or forward basis; and (ii) the Alberta oil and gas industry in general;

"**Matrix**" means Matrix Petroleum Inc.;

"**Matrix Governing Documents**" means the certificate and articles of incorporation and by-laws of Matrix;

"**Matrix Optionholders**" means the holders of Matrix Options;

"**Matrix Options**" means the outstanding options to acquire Matrix Shares granted under the Matrix Stock Option Plan;

"**Matrix Shareholders**" means the holders of Matrix Shares;

"**Matrix Shares**" means common shares in the capital of Matrix;

"**Matrix Special Meeting**" means the special meeting of the Matrix Shareholders called to consider and vote upon the Amalgamation;

"**Matrix Stock Option Plan**" means the Stock Option Plan of Matrix dated April 30, 2003, as amended;

"**Officer Obligations**" means any obligations or liabilities of Matrix and its subsidiaries to pay any amount to its officers, directors, employees or consultants, other than for salary, bonuses under existing bonus arrangements, or directors' fees in the ordinary course, in each case in amounts consistent with historic practices, and obligations or liabilities in respect of insurance or indemnification contemplated by this Agreement or arising in the ordinary and usual course of business and subject to Corporate Laws and, without limiting the generality of the foregoing, Officer Obligations shall include the obligations of Matrix and its subsidiaries to officers, employees or consultants for: (i) severance, termination or other payments on or in connection with the change of control pursuant to any executive involuntary severance and termination agreements in the case of officers and pursuant to severance policy in the case of employees; (ii) retention bonus payments pursuant to any retention bonus program; or (iii) commissions, bonuses or other amounts payable to any employees, officers, directors or consultants in connection with acquisitions by Matrix, including in connection with the Amalgamation, with the aggregate amounts of (i), (ii) and (iii) above, as disclosed in writing to Berens but excluding any amounts payable on the quit claim of Matrix Options, not to exceed $365,000;

"**Parties**" means Berens, Matrix and AcquisitionCo, and "Party" means any one of them;

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"**Registrar**" means the Registrar of Corporations appointed pursuant to section 263 of the ABCA;

"**Representatives**", with respect to Matrix, has the meaning ascribed to such term in Section 5.5;

"**Resolution**" means Resolution Resources Ltd.;

"**Securities Authorities**" means the appropriate securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof and in the United States and each of the states thereof;

"**Securities Laws**" means any applicable Canadian provincial securities laws, United States securities laws, the "blue sky" or securities laws of the states of the United States and any other applicable securities law;

"**Shareholder Support Agreements**" means the agreements executed and delivered by Matrix Shareholders as contemplated in Section 7.2(b), which shall be substantially in the form set forth in Schedule B hereto;

"**subsidiary**" means a subsidiary as defined in the *Securities Act* (Alberta); and

"**Superior Proposal**" has the meaning ascribed to such term in Section 5.3(b).

Section 1.2 Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity).

Section 1.3 Deemed Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

Section 1.4 Interpretation

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.

Section 1.5 Article References

Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the specified Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

Section 1.6 Date for any Action

In the event that any date by or on which any action is required or permitted to be taken hereunder by any of the Parties is not a Business Day in the place where the action is required or permitted to be taken, such action shall be required to be taken by or on the next succeeding day which is a Business Day.

Section 1.7 Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

Section 1.8 Attornment

The Parties hereby irrevocably and unconditionally consent to and submit to the courts of the Province of Alberta for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the addresses of the Parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either Party in such court. The Parties hereby irrevocably and unconditionally waive any objection to the choosing of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

Section 1.9 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles.

Section 1.10 Material

The terms "material" and "materially" shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter, either individually or in the aggregate with other matters, would materially affect a Party or would significantly impede the ability to complete the Amalgamation in accordance with this Agreement.

Section 1.11 Disclosure

Where in this Agreement reference is made to disclosure in writing, or disclosed in writing, on or prior to the date hereof, such disclosure shall be made in writing in a separate memorandum, dated the date hereof and signed by an officer of Matrix or Berens, as the case may be, and delivered to the other Party immediately prior to the execution of this Agreement. Such disclosure memoranda, if any, shall make specific reference to the applicable Sections and paragraphs of this Agreement in respect of which such disclosure is made.

Section 1.12 Incorporation of Schedules

The following Schedules are annexed to this Agreement and are hereby incorporated by reference into the Agreement and form part hereof;

Schedule A	Articles of Amalgamation
Schedule B	Form of Shareholder Support Agreement
Schedule C	Form of Joint News Release
Schedule D	Representations and Warranties of Berens
Schedule E	Representations and Warranties of Matrix
Schedule F	Representations and Warranties of AcquisitionCo

ARTICLE 2
THE AMALGAMATION

Section 2.1 General

Subject to the terms and conditions of this Agreement, each of the Parties hereto agrees to use its reasonable commercial efforts prior to the Effective Date to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to complete the transactions contemplated by this Agreement and the Amalgamation.

Section 2.2 Steps to be taken by Matrix

(a) Matrix covenants in favour of Berens that Matrix shall:

(i) lawfully convene and hold the Matrix Special Meeting for the purpose of considering the Amalgamation Resolution (and for no other purpose unless approved in writing by Berens, as may be set out in the notice for such meeting) as soon as reasonably practicable and in any event, on or before December 19, 2003; and

(ii) except to the extent required by a Governmental Entity or stock exchange having jurisdiction or as specifically contemplated herein, not adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation) the Matrix Special Meeting without the prior written consent of Berens.

(b) Subject to obtaining the approval of the Matrix Shareholders to the Amalgamation, Matrix agrees that it shall, with the co-operation and participation of Berens, exert its best efforts to make such arrangements with the Registrar as may be necessary or desirable to permit: (i) the filing with the Registrar of the Articles of Amalgamation to be made effective at 12:01 (am) Alberta time on the Effective Date, and (ii) the obtaining of a certificate of amalgamation in that regard.

(c) In the event that there is a failure to obtain, or if Berens reasonably anticipates that there will be a failure to obtain, a consent, order or other approval of a Governmental Entity required in connection with the approval of the Amalgamation, then Matrix shall, upon the request of Berens, use its reasonable commercial efforts to assist Berens to successfully implement and complete any alternative transaction structure that does not have negative financial consequences for either party. In the event that the transaction structure is modified as a result of any event contemplated pursuant to this Section 2.2(c) or otherwise, the relevant provisions of this Agreement shall forthwith be deemed modified as necessary in order that it shall apply with full force and effect, *mutatis mutandis*, to reflect the revised transaction structure and the parties hereto shall, upon the reasonable request of any party hereto, execute and deliver an agreement in writing giving effect to and evidencing such amendments as may be reasonably required as a result of such modifications.

Section 2.3 Steps to be taken by Berens

Berens agrees that, on the Effective Date and subject to the satisfaction or waiver of the conditions herein contained in favour of Berens, Berens shall provide to the Depository the maximum number of Berens Shares issuable pursuant to the Amalgamation so as to permit the Depository to make all payments to Matrix Shareholders as contemplated herein.

Section 2.4 Implementation

(a) *Amalgamation.* Matrix and AcquisitionCo agree to amalgamate pursuant to the provisions of section 181 of the ABCA and to continue as one corporation on the terms and subject to the conditions set out herein.

(b) *Name.* The name of Amalco shall be "Berens Acquisition Ltd.".

(c) *Registered Office.* The registered office of Amalco shall be situate at Suite 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7.

(d) *Authorized Capital.* Amalco shall be authorized to issue an unlimited number of shares designated as common shares and an unlimited number of shares designated as preferred shares, which shall have the rights, privileges, restrictions and conditions set forth in the Articles of Amalgamation attached as Schedule B hereto.

(e) *Number of Directors.* The minimum number of directors of Amalco shall be one (1) and the maximum number of directors of Amalco shall be five (5).

(f) *First Directors.* The number of first directors of Amalco shall be three (3). The first directors of Amalco shall be the persons whose names and addresses are set forth below:

Name	Address
Robert D. Steele	Suite 4305, 400 - 3rd Avenue SW Calgary, AB T2P 4H2
Dell Chapman	Suite 4305, 400 - 3rd Avenue SW Calgary, AB T2P 4H2
Dan Botterill	Suite 4305, 400 - 3rd Avenue SW Calgary, AB T2P 4H2

The first directors shall hold office until the first annual or general meeting of the shareholders of Amalco or until their successors are duly appointed or elected. The subsequent directors shall be elected each year thereafter as provided for in the by-laws of Amalco. The management and operation of the business and affairs of Amalco shall be under the control of the board of directors as it is constituted from time to time.

(g) *Effect of Certificate of Amalgamation.* On the Effective Date, the Amalgamation of Matrix and AcquisitionCo and their continuance as one corporation shall become effective; the property of each of Matrix and AcquisitionCo shall continue to be the property of Amalco; Amalco shall continue to be liable for the obligations of each of Matrix and AcquisitionCo; any existing cause of action, claim or liability to prosecution shall be unaffected; any civil, criminal or administrative action or proceeding pending by or against either Matrix or AcquisitionCo may be continued to be prosecuted by or against Amalco; a conviction against, or filing, order or judgment in favour of or against, either Matrix or AcquisitionCo may be enforced by or against Amalco; and the Articles of Amalgamation shall be deemed to be the Articles of Incorporation of Amalco and the Certificate of Amalgamation shall be deemed to be the Certificate of Incorporation for Amalco.

(h) *First Auditors.* The first auditors of Amalco shall be Ernst & Young LLP. The first auditors of Amalco shall hold office until the first annual meeting of Amalco following the Amalgamation or until their successors are elected or appointed.

(i) *Restrictions on Business.* There shall be no restrictions on the business that Amalco may carry on.

(j) *Articles of Amalgamation and By-laws.* The Articles of Amalgamation of Amalco shall be in the form set forth in Schedule B. The by-laws of Amalco shall be the existing by-laws of AcquisitionCo.

(k) *General Effects of the Amalgamation.* On the Effective Date:

(i) subject to subsection k(iii), each holder of Matrix Shares shall receive that number of fully paid and non-assessable Berens Shares equal to the product determined by multiplying the number of Matrix Shares held by such shareholder by the Exchange Ratio, following which all such Matrix Shares shall be cancelled;

(ii) Berens shall receive one (1) fully paid and non-assessable Amalco Common Share for each one (1) AcquisitionCo common share held by Berens, following which all such AcquisitionCo common shares shall be cancelled;

(iii) no fractional Berens Shares shall be issued to holders of Matrix Shares; in lieu of any fractional entitlement, the number of Berens Shares issued to each former holder of Matrix Shares shall be rounded up to the next greater whole number of Berens Shares if the fractional entitlement is equal to or greater than 0.5, and shall be rounded down to the next lessor whole number of Berens Shares if the fractional entitlement is less than 0.5 (subject to only one (1) rounding per holder of Matrix Shares);

(iv) Berens shall add an amount to the stated capital maintained in respect of the Berens Shares equal to the aggregate paid-up capital for income tax purposes of the Matrix Shares immediately prior to the Amalgamation (less the paid-up capital of any Matrix Shares held by dissenting Matrix Shareholders who do not exchange their Matrix Shares for Berens Shares on the Amalgamation); and

(v) Amalco shall add an amount to the stated capital maintained in respect of the Amalco Common Shares equal to the aggregate paid-up capital for income tax purposes of the AcquisitionCo common shares immediately prior to the Amalgamation.

(l) *Share Certificates, etc.* On the Effective Date:

(i) subject to subsection k, the registered holders of Matrix Shares shall be deemed to be the registered holders of the Berens Shares to which they are entitled calculated in accordance with the provisions hereof and the holders of share certificates representing such Matrix Shares may surrender such certificates to the Depository and, upon such surrender, shall be entitled to receive share certificates representing the number of Berens Shares to which they are so entitled; and

(ii) Berens, as the registered holder of AcquisitionCo common shares shall be deemed to be the registered holder of Amalco Common Shares to which it is entitled calculated in accordance with the provisions hereof and may surrender the certificates representing such shares to Amalco and, upon such surrender, shall be entitled to receive a share certificate representing the number of Amalco Common Shares to which it is entitled, calculated in accordance with the provisions hereof.

(m) *Stale Certificates.* Any certificate formerly representing Matrix Common Shares which is not deposited with the Depository on or prior to the sixth (6th) anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature whatsoever.

(n) *Dissenting Shareholders.* Matrix Common Shares which are held by a Dissenting Shareholder shall not be converted as prescribed by section (k). However, if a Dissenting Shareholder fails to perfect or effectively withdraws its claim under section 191 of the ABCA or forfeits its right to make a claim under section 191 of the ABCA or if its rights as a shareholder of Matrix are otherwise reinstated, such Matrix Shareholder's shares shall thereupon be deemed to have been converted as of the Effective Date as prescribed by section (k).

Section 2.5 Matrix Special Meeting

Matrix shall take all action necessary in accordance with Securities Laws (including making all necessary applications to Canadian securities regulatory authorities that may be necessary to consummate the transactions contemplated by this Agreement, including the Amalgamation), other applicable Canadian Laws, the Matrix Governing Documents and any other regulatory authority having jurisdiction to duly call, give notice of, convene and hold the

Matrix Special Meeting, such meeting to be held no later than December 19, 2003.

Section 2.6 Information Circular

As promptly as practicable after execution of this Agreement, Matrix and Berens shall prepare the Information Circular (setting forth *inter alia* the recommendation of Matrix's board of directors set forth in Section 2.7(a) and reflecting the execution of the Shareholder's Support Agreements referred to in Section 7.2(b) and the intention of the officers and directors referred to in Section 2.7(c)) and shall, on a timely basis, use their reasonable commercial efforts to co-operate in the preparation of all other documents and filings and the seeking and obtaining of all consents, orders and approvals, including regulatory and judicial orders and approvals and other matters reasonably determined by Matrix and Berens to be necessary in connection with this Agreement and the Amalgamation. Matrix shall ensure that the Information Circular and other documents, filings, consents, orders and approvals contemplated by this Section 2.6 are prepared in compliance with, made and/or obtained in accordance with Securities Laws, the ABCA and all other applicable Laws. Matrix shall mail the Information Circular to the Matrix Shareholders and to all other persons required by law with respect to the Matrix Special Meeting, all in accordance with Securities Laws, other applicable Laws, the Matrix Governing Documents and the requirements of the TSX Venture Exchange or any other regulatory authority having jurisdiction. The term "Information Circular" shall mean such proxy or other required information statement or circular, as the case may be, and all related materials at the time required to be mailed to the Matrix Shareholders in connection with the Matrix Special Meeting and all amendments or supplements thereto, if any. Matrix and Berens each shall use all reasonable commercial efforts to obtain and furnish the information required to be included in the Information Circular. The information to be provided by Matrix for use in the Information Circular and the information to be provided by Berens for use in the Information Circular, on both the date the Information Circular is first mailed to Matrix Shareholders and on the date the Matrix Special Meeting is held, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable requirements of law, and Matrix and Berens each agree to correct promptly any such information provided by either of them for use in the Information Circular which has ceased to meet such standard. In any such event, Matrix shall prepare a supplement or amendment to the Information Circular or such application or other document, as required and as the case may be, and, if required, shall cause the same to be distributed to Matrix Shareholders and/or filed with the relevant securities regulatory authorities, stock exchanges and/or other Governmental Entity after Berens and its counsel and advisors have had a reasonable opportunity to review and comment on all such documentation and all such documentation is in form and content reasonably satisfactory to Berens as contemplated herein.

Section 2.7 Matrix Board Recommendation

(a) Matrix represents that its board of directors has unanimously determined that:

(i) the Amalgamation is fair from a financial point of view to the Matrix Shareholders and is in the best interests of Matrix and its shareholders; and

(ii) Matrix's board of directors will unanimously recommend that Matrix Shareholders vote in favour of the Amalgamation, which recommendation may not be withdrawn, modified or changed in any manner except as set forth herein.

(b) Matrix represents that its officers and directors have advised it that, as at the date hereof, they intend to vote any Matrix Shares held by them in favour of the Amalgamation Resolution and will so represent in the Information Circular.

Section 2.8 Outstanding Rights to Acquire Shares

Matrix agrees and represents that its board of directors has unanimously resolved that:

(a) Matrix shall use all reasonable commercial efforts to provide that persons holding Matrix Options who may do so under Securities Laws and in accordance with the Matrix Stock Option Plan or the relevant agreements governing such Matrix Options (or pursuant to this Section 2.8), shall be entitled to exercise all of their Matrix Options and vote all Matrix Shares issued in connection therewith at the Matrix Special Meeting. It is agreed by Berens that all Matrix Options that are duly surrendered for exercise, conditional on Closing and with appropriate instructions that the Matrix Options are to be voted in favour of the Amalgamation (the "Conditional Option Exercise"), shall be exercised immediately prior to the Effective Time. Furthermore, Berens shall accept as validly issued all Matrix Shares that are to be issued pursuant to the Conditional Option Exercise.

(b) Prior to the Effective Time, Matrix shall use all reasonable commercial efforts to enter into releases, in a form approved by Berens, acting reasonably, with each Matrix Optionholder pursuant to which the parties thereto shall agree that, upon Closing, each holder that has not previously elected to exercise his or her Matrix Options will receive from Matrix, in consideration of the termination of all such holder's unexercised Matrix Options, the difference (if positive) between $0.75 and the exercise price of the holder's Matrix Options, regardless of the vesting of any such Matrix Options under the Matrix Stock Option Plan and the agreements governing such Matrix Options, as applicable, for each Matrix Option that is subject to such termination.

Matrix shall make appropriate withholdings of taxes or other applicable source deductions from any such payments made to any Matrix Optionholders as required by applicable law.

(c) Matrix shall use all reasonable commercial efforts to ensure that, at the Effective Time, all of the Matrix Options have been exercised or surrendered for termination as contemplated by this Section 2.8, and without limiting the generality of the forgoing, Matrix shall:

(i) encourage and facilitate all persons holding Matrix Options to exercise those Matrix Options and vote all Shares issued in connection with the exercise of Matrix Options in favour of the Amalgamation at the Resolution Special Meeting pursuant to the Conditional Option Exercise or otherwise or surrender their Matrix Options in the manner provided for in this Section 2.8; and

(ii) cause the vesting of option entitlements under the Matrix Stock Option Plan to accelerate prior to or concurrently with the completion of the Amalgamation, such that all outstanding Matrix Options shall be exercisable and fully vested prior to the Effective Time.

Section 2.9 Dissenting Securities

Each Matrix Shareholder may exercise Dissent Rights in connection with the Amalgamation pursuant to and in the manner set forth in section 191 of the ABCA. Matrix shall give Berens (i) prompt notice of any written notices of exercise of rights of dissent, withdrawals of such notices, and any other instruments served pursuant to the ABCA and received by Matrix and (ii) the opportunity to participate in all negotiations and proceedings with respect to such rights. Without the prior written consent of Berens, except as required by applicable law, Matrix shall not make any payment with respect to any such rights or offer to settle or settle any such rights.

Section 2.10 Shareholder Support Agreements

The Information Circular shall reflect the execution and delivery of the Shareholder Support Agreements set forth in Section 7.2(b) and the agreement of the directors, senior officers and other securityholders of Matrix who execute such agreements to vote in favor of the Amalgamation at the Matrix Special Meeting.

ARTICLE 3
PUBLICITY

Section 3.1 Publicity

(a) Each of Matrix and Berens shall advise, consult and cooperate with the other prior to issuing, or permitting any of its directors, officers, employees or agents to issue, any news release or other written public or private statement to the press with respect to this Agreement, the transactions contemplated hereby or any other matters, from the date hereof until the Effective Time. Neither Matrix nor Berens shall issue any such news release or make any such written public or private statement prior to such consultation, except as may be required by applicable law including, for greater certainty, in order to fulfil continuous disclosure obligations under Securities Laws or the fiduciary duties of the applicable board of directors or by obligations pursuant to any listing agreement with a stock exchange and only after using its reasonable commercial efforts to consult the other taking into account the time constraints to which it is subject as a result of such law or obligation.

(b) Matrix and Berens agree that a joint news release shall be issued immediately following the execution of this Agreement, in substantially the form set forth in Schedule C hereto.

(c) Matrix agrees to proceed forthwith to file, in accordance with Securities Laws, a material change report in respect of the transactions contemplated hereby.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

Section 4.1 With Respect to Berens

(a) *Representations and Warranties*

Berens hereby makes to Matrix the representations and warranties set forth in Schedule D to this Agreement and acknowledges that Matrix is relying upon those representations and warranties in connection with entering into this Agreement.

(b) *Investigation*

Any investigation by Matrix and its advisors shall not mitigate, diminish or affect the representations and warranties of Berens made in or pursuant to this Agreement.

(c) *Survival of Representations and Warranties*

The representations and warranties of Berens contained in this Agreement shall not survive the completion of the Amalgamation and shall expire and be terminated and extinguished upon the Amalgamation becoming effective.

Section 4.2 With Respect to Matrix

(a) *Representations and Warranties*

Matrix hereby makes to Berens and AcquisitionCo the representations and warranties set forth in Schedule E to this Agreement and acknowledges that Berens and AcquisitionCo are relying upon those representations and warranties in connection with entering into this Agreement.

(b) *Investigation*

Any investigation by Berens and its advisors shall not mitigate, diminish or affect the representations and warranties of Matrix made in or pursuant to this Agreement.

(c) *Survival of Representations and Warranties*

The representations and warranties of Matrix contained in this Agreement shall not survive the completion of the Amalgamation and shall expire and be terminated and extinguished upon the Amalgamation becoming effective.

Section 4.3 With Respect to AcquisitionCo

(a) *Representations and Warranties*

AcquisitionCo hereby makes to Matrix the representations and warranties set forth in Schedule F to this Agreement and acknowledges that Matrix is relying upon those representations and warranties in connection with entering into this Agreement.

(b) *Investigation*

Any investigation by Matrix and its advisors shall not mitigate, diminish or affect the representations and warranties of AcquisitionCo made in or pursuant to this Agreement.

(c) *Survival of Representations and Warranties*

The representations and warranties of AcquisitionCo contained in this Agreement shall not survive the completion of the Amalgamation and shall expire and be terminated and extinguished upon the Amalgamation becoming effective.

ARTICLE 5
<u>COVENANTS OF MATRIX</u>

Section 5.1 Covenants of Matrix

Matrix covenants and agrees that, except as contemplated in this Agreement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:

(a) except as previously disclosed in writing to or with the prior written consent of Berens, it shall conduct its business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practices;

(b) except as previously disclosed in writing to Berens, it shall not, without the prior written consent of Berens, directly or indirectly do or permit to occur any of the following:

(i) issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber:

(A) any of its or its subsidiaries' shares or any options, warrants, calls, conversion privileges or rights of any kind to acquire any of its or its subsidiaries' shares, except pursuant to the exercise of stock options or other securities convertible into shares currently outstanding which have been disclosed to Berens and except for stock options issued in accordance with past practices and shares issued in respect thereof; or

(B) except in the usual, ordinary and regular course of business and consistent with past practice, any of its or its subsidiaries' assets;

(ii) amend or propose to amend the Matrix Governing Documents;

(iii) split, combine or reclassify any of its outstanding shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to its or its subsidiaries' shares;

(iv) redeem, purchase or offer to purchase any of its shares or other securities unless otherwise required by the terms of such securities;

(v) reorganize, amalgamate or merge with any other person, corporation, partnership or other business organization whatsoever;

(vi) acquire, agree to acquire, dispose of or agree to dispose of any corporation, partnership, joint venture or other business organization or division or acquire, agree to acquire, dispose of or agree to dispose of any assets, which, in each case, are individually or in the aggregate material;

(vii) (A) satisfy or settle any claims or liabilities which are individually or in the aggregate material; (B) relinquish any contractual rights which are individually or in the aggregate material; or (C) enter into, modify, or terminate any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

(viii) surrender or abandon any of its petroleum and natural gas rights or tangible depreciable property; or

(ix) grant a security interest in, or any encumbrance on, or in respect of, any of its or its subsidiaries' assets;

(c) without the prior written consent of Berens, it shall not:

(i) other than as previously disclosed in writing to Berens or pursuant to existing employment, termination or compensation arrangements or policies, enter into or modify any employment, severance or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, stock options, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any of its officers or directors;

(ii) other than as previously disclosed in writing to Berens or pursuant to existing employment, termination or compensation arrangements or policies, in the case of its employees or consultants who are not officers or directors, take any action with respect to the entering into or modifying of any employment, consulting, severance, collective bargaining or similar agreements, policies or arrangements or with respect to the grant of any bonuses, salary increases, stock options, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing or with respect to any increase of benefits payable; or

(iii) incur or commit to capital expenditures prior to the Effective Date individually or in the aggregate exceeding $25,000;

(d) it shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate have a Material Adverse Effect, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e) it shall:

(i) use its reasonable commercial efforts to preserve intact its business organization and goodwill, to keep available the services of its officers, employees and consultants as a group and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

(ii) continue to maintain its assets, to the extent the nature of its interest permits, in a proper and prudent manner, in accordance with good oilfield practice, applicable Laws and in material compliance with all directives of Governmental Entities;

(iii) pay or cause to be paid all reasonable costs and expense relating to its assets which become due from the date hereof to the Effective Date;

(iv) perform and comply with all material covenants and conditions contained in all contracts, leases, grants, agreements, permits, licences orders and documents governing its assets or to which its assets are subject;

(v) use all reasonable commercial efforts to obtain, on or before the Effective Date:

(A) a registrable discharge of security notice no. 02040214419 (the "Land Charge") registered April 2, 2002 under the *Personal Property Security Act* (Alberta) against the interests of Matrix; or

(B) evidence satisfactory to Berens, acting reasonably, of the release, waiver or no interest in the Land Charge by each of the registered holders of the Land Charge;

(vi) use all reasonable commercial efforts to resolve or rectify on or before the Effective Date, to Beren's reasonable satisfaction, all deficiencies in Matrix's title to its assets, as such deficiencies have been identified in writing by Berens to Matrix on or prior to the date of this Agreement;

(vii) not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereby or that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date if then made; and

(viii) promptly notify Berens of any Material Adverse Change, or any change which could reasonably be expected to become a Material Adverse Change, in respect of its business or in the operation of its business or in the operation of its properties, and of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(f) it will satisfy all Officer Obligations on or prior to the Effective Date;

(g) it shall not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement or the Amalgamation prior to the Effective Date without the prior written consent of Berens;

(h) except as previously disclosed in writing to Berens or as required by applicable Laws, it shall not enter into or modify in any material respect any contract, agreement, commitment or arrangement which new contract or series of related new contracts or modification to an existing contract or series of related existing contracts would be material to Matrix or which would have a Material Adverse Effect on Matrix;

(i) it shall use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder to the extent the same is within its control and take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Amalgamation, including using its reasonable commercial efforts to:

(i) obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(ii) obtain all necessary consents, approvals and authorizations that are required to be obtained by it under any applicable Laws;

(iii) effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Amalgamation;

(iv) oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate, the transactions contemplated hereby or by the Amalgamation;

(v) fulfil all conditions and satisfy all provisions of this Agreement and the Amalgamation; and

(vi) cooperate with Berens in connection with the performance by it of its obligations hereunder;

(j) it shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Amalgamation;

(k) it will, in all material respects, conduct itself so as to keep Berens fully informed as to the material decisions required to be made or actions required to be taken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party for which a waiver could not be obtained or is with respect to customer specific or competitively sensitive information relating to areas or projects where Matrix and Berens are competitors;

(l) it shall discuss and consider such pre-amalgamation steps or amendments to the Amalgamation as may be proposed by Berens and implement such pre-amalgamation steps or such amendments that it considers to be in the best interests of the Matrix Shareholders, provided such steps are agreed to in writing by Berens;

(m) it shall make or cooperate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws;

(n) it shall use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct in all material respects on and as of the Effective Date as if made thereon;

(o) it will, in a timely and expeditious manner:

(i) prepare, in consultation with Berens, and file the Information Circular in all jurisdictions where the same is required to be filed and mail the same in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof and containing full, true and plain disclosure of all material facts relating to the Amalgamation and Matrix and not containing any misrepresentation, as defined under such applicable Laws, with respect thereto;

(ii) solicit proxies for the approval of the Amalgamation and related matters in accordance with the applicable Laws;

(iii) convene the Matrix Special Meeting;

(iv) provide notice to Berens of the Matrix Special Meeting and allow Berens' representatives to attend the Matrix Special Meeting; and

(v) conduct the Matrix Special Meeting in accordance with Matrix Governing Documents and any instrument governing such meeting, as applicable, and as otherwise required by applicable Laws;

(p) it will, in a timely and expeditious manner, prepare (in consultation with Berens) and file any mutually agreed (or otherwise required by applicable Laws) amendments or supplements to the Information Circular with respect to the Matrix Special Meeting and mail the same in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable legal requirements on the date of mailing thereof;

(q) it will, except for individual proxies and other non-substantive communications, furnish promptly to Berens a copy of each notice, report, report of proxies submitted, schedule or other document or communication delivered, filed or received by Matrix in connection with the Amalgamation, the Matrix Special Meeting or any other meeting of Matrix Shareholders or class of security holders which all such holders, as the case may be, are entitled to attend, any filings under applicable Laws and any dealings with regulatory agencies in connection with, or in any way affecting, the transactions contemplated herein;

(r) it will, subject to the terms hereof, in a timely and expeditious manner, provide to Berens all information as may be reasonably requested by Berens or as required by applicable Laws with respect to Matrix and its business and properties; and

(s) it will assist and cooperate in the preparation of and filing with all applicable securities commissions or similar securities regulatory authorities of Canada and the United States all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the applicable Securities Laws of Canada and the United States for the issue by Amalco of Amalco Shares pursuant to the Amalgamation and the resale of the Berens Shares issuable thereunder (other than by control persons and affiliates and subject to requirements of general application).

Matrix also covenants and agrees that, on the Effective Date it will assist Berens in securing the resignations of all Matrix directors and officers and the directors and officers of each subsidiary of Matrix, which resignations shall be effective as of the Effective Date.

Section 5.2 Recommendation of the Matrix Board of Directors

The Information Circular shall include the recommendation and representation of the board of directors of Matrix to the Matrix Shareholders in respect of the Amalgamation as set out in Section 2.7. Notwithstanding any other provision of this Agreement, the board of directors of Matrix may change its recommendation to the Matrix Shareholders in respect of the Amalgamation from that set forth herein, as applicable, if such board concludes, in good faith, after receiving the advice of outside counsel that is reflected in the minutes of a meeting of the board, that such action is necessary for such board to act in a manner consistent with its fiduciary duty or applicable Laws and, in the event that Sections 5.3 or 5.4 and 8.2 are applicable, if Matrix and its board are in compliance with those sections and Matrix has paid any fee applicable under Article 8. The foregoing shall not relieve Matrix from its obligation to proceed to call and hold the Matrix Special Meeting, solicit proxies for such meeting and hold the vote of Matrix Shareholders in respect of the Amalgamation at such meeting.

Section 5.3 Matrix Covenant Regarding Non-Solicitation

(a) Matrix shall immediately terminate and cause to be terminated all solicitations, initiations, encouragements, discussions or negotiations with any parties conducted prior to the date hereof by Matrix, or its officers, directors, employees, financial advisors, legal counsel, representatives or agents, with respect to any Acquisition Proposal. Matrix shall promptly send a letter to all parties who have entered into confidentiality agreements with Matrix in connection with the process giving rise to this Agreement, requiring all materials provided to such parties by Matrix to be destroyed or returned to Matrix or its agents or advisors and Matrix shall use reasonable commercial efforts to ensure that such requests are honoured.

(b) Matrix shall not, directly or indirectly, through any officer, director, employee, representative or agent, solicit, initiate, invite or knowingly encourage (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding) the initiation of or participate in, any inquiries or proposals regarding an Acquisition Proposal, provided that nothing contained in this Section 5.3 or other provisions of this Agreement shall prevent the board of directors of Matrix from considering, negotiating, approving or recommending to the Matrix Shareholders an agreement in respect of an unsolicited written Acquisition Proposal: (i) in respect of which any required financing has been demonstrated to the satisfaction of the board of directors of Matrix subject to the Acquisition Proposal, acting in good faith, to be reasonably likely to be obtained; (ii) which is not subject to a due diligence access condition which allows access to the books, records and personnel of Matrix or its representatives beyond 5:00 p.m. (Calgary time) on the fourth Business Day after the day on which access is afforded to the person making the Acquisition Proposal (provided, however, the foregoing shall not restrict the ability of such person to continue to review the information provided); (iii) in respect of which the board of directors of Matrix subject to the Acquisition Proposal determines (having consulted outside counsel) that in the exercise of its fiduciary duty it would be necessary for such board of directors to take such action in order to avoid breaching its fiduciary duties; and (iv) in respect of which the board of directors of Matrix determines in good faith, if consummated in accordance with its terms, would result in a transaction more favourable to its shareholders than the Amalgamation (any such Acquisition Proposal that satisfies clauses (i) through (iv) above being referred to herein as a "Superior Proposal"), or in any event, if there is an unsolicited written Acquisition Proposal, in respect of which the board of directors of Matrix subject to the Acquisition Proposal determines (having consulted outside counsel) that in the exercise of its fiduciary duty it would be necessary for such board of directors to take such action in order to avoid breaching its fiduciary duties.

(c) Subject to Section 5.3(b) and the ability of Matrix to carry on business in accordance with Section 5.1, Matrix shall continue to refrain from participating in any discussions or negotiations with any parties (other than with Berens) with respect to any potential Acquisition Proposal. Matrix agrees not to release any third party from any confidentiality agreement in respect of an Acquisition Proposal to which such third party is a party. Matrix further agrees not to release any third party from any standstill agreement to which such third party is a party, unless such third party has made a Superior Proposal.

(d) Matrix shall immediately notify Berens (orally and in writing) of any current or any future Acquisition Proposal of which Matrix's directors or senior officers become aware, or any amendments to the foregoing, or any request for non-public information relating to Matrix in connection with an Acquisition Proposal or for access to the properties, books or records or for a list of the securityholders of Matrix by any person or entity that informs Matrix that it is considering making an Acquisition Proposal. Such notice shall include a copy of all written communications and a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contact as Berens may reasonably request, including without limitation the identity of the person and controlling person, if any, making such proposal, inquiry or contact.

(e) If Matrix receives a request for material non-public information from a person who proposes a Acquisition Proposal in respect of Matrix, and the board of directors of Matrix determines that such proposal would be a Superior Proposal pursuant to Section 5.3(b), assuming the satisfactory outcome of a due diligence condition which conforms to this Section 5.3, then, and only in such case, the board of directors may, subject to the execution of a confidentiality agreement containing a standstill provision substantially similar to that contained in the Confidentiality Agreement (provided, however, the person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal as proposed) and provided Matrix sends a copy of any such confidentiality agreement to Berens immediately upon its execution, only provide such person with access, in accordance with this Section 5.3, to the same information previously provided to Berens. Matrix shall provide Berens with a list of the information provided to the person making the Superior Proposal.

(f) Matrix shall ensure that its directors and officers and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 5.3, and it shall be responsible for any breach of this Section 5.3 by its financial advisors or other advisors or representatives.

Section 5.4 Notice of Superior Proposal Determination

Matrix shall not accept, approve or recommend or enter into any agreement (except for a confidentiality agreement pursuant to Section 5.3(e)) in respect of an Acquisition Proposal on the basis that it constitutes a Superior Proposal unless: (i) it has provided Berens with a copy of the Acquisition Proposal document which has been determined to be a Superior Proposal, with such deletions as are necessary to protect confidential portions of such Acquisition Proposal document, provided that the material terms, conditions and the identity of the person, and controlling person, if any, making the Acquisition Proposal may not be deleted; (ii) two (2) Business Days (the "Notice Period") shall have elapsed from the later of the date Berens received notice of the determination to accept, approve or recommend an agreement in respect of such Acquisition Proposal, and the date Berens received a copy of the Acquisition Proposal document (provided that any due diligence access condition under such Acquisition Proposal has expired); (iii) it has paid to Berens the fee payable under Article 8; and (iv) it concurrently terminates this Agreement pursuant to Section 9.1. During the Notice Period, Matrix shall provide a reasonable opportunity to Berens to consider, discuss and offer such adjustments in the terms and conditions of this Agreement as would enable Matrix to proceed with its recommendation to the Matrix Shareholders with respect to the Amalgamation; provided however that any such adjustment shall be at the discretion of Matrix and Berens at the time. The board of directors of Matrix will review in good faith any offer made by Berens to amend the terms of this Agreement in order to determine, in its discretion, as part of its exercising its fiduciary duties, whether the proposed amendments would, upon acceptance, result in such Superior Proposal ceasing to be a Superior Proposal. If the board of directors of Matrix determines that the Superior Proposal would cease to be a Superior Proposal, it will so advise Berens and will accept the offer by Berens to amend the terms of this Agreement and Matrix and Berens agree to take such actions and execute such documents as are necessary to give effect to the foregoing. If the board of directors of Matrix continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects the amendments offered by Berens, Matrix may, subject to the terms of this Agreement, including the payment of applicable fees under Article 8, accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal. Each successive material modification of any Acquisition Proposal or a Superior Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 5.4 and shall require a two (2) Business Day Notice Period from the date such amendment is communicated to Berens (other than an amendment to improve upon a Superior Proposal in respect of which Berens has been provided with an opportunity to amend the terms of this Agreement and such Superior Proposal has not ceased to be a Superior Proposal prior to the proposed amendment). Information provided hereunder shall constitute Confidential Information under the Confidentiality Agreement.

Section 5.5 Access to Information

Subject to the Confidentiality Agreement and applicable Laws, upon reasonable notice, Matrix shall afford the officers, employees, counsel, accountants and other authorized representatives and advisors ("Representatives") of Berens access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and, during such period, Matrix shall furnish promptly to Berens all information concerning its business, properties and personnel as Berens may reasonably request. Nothing in the foregoing shall require Matrix to disclose information subject to a written confidentiality agreement with third parties or competitively sensitive information relating to areas or projects where Matrix and Berens are competitors. For greater certainty, until the earlier of the Effective Date and the termination of this Agreement, access to sensitive confidential information of Matrix by Berens shall be limited to that which is reasonably necessary for the purposes of securing all necessary regulatory approvals, the preparation and settlement of definitive documents and the advancement of the Amalgamation as contemplated herein and shall be further limited such that the dissemination of such confidential information shall be confined to those Representatives of Berens and its advisors who have a need to know such information for these purposes and who agree to respect such confidentiality in their dealings with such confidential information.

Section 5.6 Merger of Covenants

The covenants applicable to Matrix set out in this Agreement, except Article 10, shall not survive the completion of the Amalgamation, and shall expire and be terminated without recourse between the Parties upon such completion.

ARTICLE 6
COVENANTS OF BERENS AND ACQUISITIONCO

Section 6.1 Covenants of Berens

Berens covenants and agrees that, except as contemplated in this Agreement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:

(a) except as previously disclosed to or with the prior written consent of Matrix, it shall conduct its business only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practices;

(b) except as previously disclosed to Matrix, it shall not, without the prior written consent of Matrix, which shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

    (i) issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber:

(A) any of its shares or any options, warrants, calls, conversion privileges or rights of any kind to acquire any of its shares, except pursuant to the exercise of stock options or other securities convertible into shares currently outstanding which have been disclosed to Matrix and except for stock options issued in accordance with past practices and shares issued in respect thereof; or

(B) except in the usual, ordinary and regular course of business and consistent with past practice, any of its material assets;

(ii) amend or propose to amend the Berens Governing Documents;

(iii) split, combine or reclassify any of its outstanding shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to its shares;

(iv) redeem, purchase or offer to purchase any of its shares or other securities unless otherwise required by the terms of such securities;

(v) reorganize, amalgamate or merge with any other person, corporation, partnership or other business organization whatsoever;

(vi) acquire, agree to acquire, dispose of or agree to dispose of any corporation, partnership, joint venture or other business organization or division or acquire, agree to acquire, dispose of or agree to dispose of any assets, which, in each case, are individually or in the aggregate material; or

(vii) (A) satisfy or settle any claims or liabilities which are individually or in the aggregate material; (B) relinquish any contractual rights which are individually or in the aggregate material; or (C) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

(c) it shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate have a Material Adverse Effect, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(d) it shall:

(i) not take any action that would interfere with or be inconsistent with the completion of the transactions contemplated hereby or that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date if then made; and

(ii) promptly notify Matrix of any Material Adverse Change, or any change which could reasonably be expected to become a Material Adverse Change, in respect of its business or in the operation of its business or in the operation of its properties, and of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(e) except as previously disclosed in writing to Matrix or as required by applicable Laws, it shall not enter into or modify in any material respect any contract, agreement, commitment or arrangement which new contract or series of related new contracts or modification to an existing contract or series of related existing contracts would be material to Berens or which would have a Material Adverse Effect on Berens;

(f) it shall use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder to the extent the same is within its control and take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Amalgamation, including using its reasonable commercial efforts to:

(i) obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(ii) obtain all necessary consents, approvals and authorizations that are required to be obtained by it under any applicable Laws;

(iii) effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Amalgamation and participate and appear in any proceedings of any Party before Governmental Entities in connection with the Amalgamation;

(iv) oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Party to consummate, the transactions contemplated hereby or by the Amalgamation;

(v) fulfil all conditions and satisfy all provisions of this Agreement and the Amalgamation; and

(vi) cooperate with Matrix in connection with the performance by it of its obligations hereunder;

(g) it shall not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Amalgamation;

(h) subject to the Confidentiality Agreement, it will, in all material respects, conduct itself so as to keep Matrix fully informed as to the material decisions required to be made or actions required to be taken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third party for which a waiver could not be obtained or is with respect to customer specific or competitively sensitive information relating to areas or projects where Matrix and Berens are competitors;

(i) it shall discuss and consider such pre-amalgamation steps or amendments to the Amalgamation as may be proposed by Matrix and implement such pre-amalgamation steps or such amendments that it considers to be in the best interests of its securityholders, provided such steps are agreed to in writing by Matrix;

(j) it shall make or cooperate as necessary in the making of all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws;

(k) it shall use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct in all material respects on and as of the Effective Date as if made thereon;

(l) it will, subject to the terms hereof, in a timely and expeditious manner, provide to Matrix all information as may be reasonably requested by Matrix or as required by applicable Laws with respect to Berens and its business and properties;

(m) it will assist and cooperate in the preparation of and filing with all applicable securities commissions or similar securities regulatory authorities of Canada and the United States all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the applicable Securities Laws of Canada and the United States for the issue by Amalco of Amalco Shares pursuant to the Amalgamation and the resale of the Berens Shares issuable thereunder (other than by control persons and affiliates and subject to requirements of general application);

(n) it will apply for and use all reasonable efforts to obtain the listing on the TSX Venture Exchange, as of the Effective Date, of the Berens Shares which are issued pursuant to the Amalgamation;

(o) it will approve the Amalgamation as sole shareholder of AcquisitionCo; and

(p) it will issue the Berens Shares, in accordance with the terms of the Amalgamation, to those Matrix Shareholders who are entitled to receive Berens Shares pursuant to the Amalgamation, which Berens Shares shall be validly issued as fully paid and non-assessable shares.

Section 6.2 Covenants of AcquisitionCo

AcquisitionCo covenants and agrees that, except as contemplated in this Agreement, until the Effective Date or the day upon which this Agreement is terminated, whichever is earlier:

(a) it will not, except with the prior written consent of Matrix, not to be unreasonably withheld:

(i) declare or pay any dividends or make any distribution of its properties or assets to its shareholder or redeem shares of its capital;

(ii) issue or commit to issue any shares of its capital or warrants or options to purchase such shares or any securities convertible into such shares, warrants or options;

(iii) conduct any business or incur any debt; or

(iv) alter or amend in any way its Articles of Incorporation as the same exist at the date of this Agreement; and

(b) it will:

(i) use commercially reasonable efforts to obtain all necessary consents, approvals, assignments or waivers from third parties and amendments or terminations to any instrument or agreement and take such other measures as may be necessary to fulfill its obligations under and to carry out the transactions contemplated by this Agreement;

(ii) on or before December 19, 2003, use its best efforts to obtain a resolution in writing from its sole shareholder in favour of the approval of the Amalgamation, this Agreement and the transactions contemplated hereby in accordance with the ABCA;

(iii) use commercially reasonable efforts to cause each of the conditions precedent applicable to it and as set forth herein to be complied with; and

(iv) subject to the approval of the shareholders of each of Matrix and AcquisitionCo being obtained and subject to all applicable regulatory approvals being obtained, thereafter jointly with Matrix file with the Registrar under the ABCA, Articles of Amalgamation in the form of Schedule B to this Agreement and such other documents as may be required to give effect to the Amalgamation upon and subject to the terms and conditions of this Agreement.

Section 6.3 Merger of Covenants

The covenants applicable to Berens and AcquisitionCo set out in this Agreement, except Article 10, shall not survive the completion of the Amalgamation, and shall expire and be terminated without recourse between the Parties upon such completion.

ARTICLE 7
CONDITIONS PRECEDENT TO OBLIGATIONS

Section 7.1 Conditions Precedent to Obligations of Matrix

The obligation of Matrix to consummate and effect the transactions contemplated hereby shall be subject to the satisfaction or waiver on or before the date specified or, if none is specified, on or before the Effective Date of the following conditions:

(a) *Shareholder Approval.* The Amalgamation shall have been approved and adopted by the Matrix Shareholders in accordance applicable Laws and the Matrix Governing Documents;

(b) *Covenants Fulfilled.* Berens shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement;

(c) *Representations True.* All representations and warranties of Berens contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties expressly speak as of an earlier date);

(d) *Certificate.* Berens shall have delivered to Matrix a certificate, dated the Effective Date and signed by its President, to the effect set forth in Sections 7.1(b) and (c);

(e) *Regulatory Approvals.* All necessary governmental and regulatory approvals, orders, rulings, exemptions and consents shall have been obtained on terms and conditions satisfactory to Matrix, acting reasonably, including, without limiting the generality of the foregoing, the requisite approvals of the TSX Venture Exchange in respect of the Amalgamation and the listing of the Berens Shares issuable pursuant to the Amalgamation for trading on the TSX Venture Exchange;

(f) *No Legal Prohibition.* There shall not exist any prohibition at law against Berens from proceeding with or completing the Amalgamation;

(g) *No Legal Action.* No act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or government agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied:

(i) which has the effect or may have the effect of cease trading, enjoining, prohibiting or imposing material limitations or conditions on the Amalgamation; or

(ii) which would have a Material Adverse Effect on the completion of the Amalgamation;

(h) *Material Adverse Change.* From the date hereof, Berens shall not have taken or proposed to take any action, or publicly disclosed that it intends to take any action, that would be a Material Adverse Change in respect of Berens, including, without limiting the generality of the foregoing: (i) any action with respect to any agreement, proposal, offer or understanding relating to any material sale or disposition of or other dealing with any of the assets of Berens; (ii) any issue of Berens Shares (other than pursuant to currently outstanding Berens Options, or other securities of Berens; or (iii) any material capital expenditure by Berens not in the ordinary course of business, that would be materially adverse to the business of Berens both on a stand-alone basis, and after giving effect to the consummation of the proposed arrangement involving Berens and Resolution;

(i) *Negative Changes.* From the date hereof, there shall not have occurred any actual or threatened change (including any proposal by the Minister of Finance (Canada) to amend the *Income Tax Act* (Canada) or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the sole judgment of Matrix, acting reasonably, directly or indirectly, has or may have a material adverse impact on the Matrix Shareholders insofar as the Amalgamation is concerned;

(j) *No Impairment.* No material right, franchise or licence of Berens shall have been or may be impaired (which impairment has not been cured or waived) or otherwise adversely affected, whether as a result of the entering into of this Agreement or otherwise, which might preclude Matrix from proceeding with or completing the Amalgamation, and no covenant, term or condition of any instrument or agreement of Berens shall exist which could be materially adverse to the business of Berens or that would preclude Berens from proceeding with the Amalgamation;

(k) *Board Appointment.* Berens shall have taken all reasonable steps to ensure that Mr. Glenn Hockley is appointed as a director of Berens on the Effective Date or as soon thereafter as is reasonably practicable; and

(l) *Completion of Arrangement.* Berens shall have completed the proposed arrangement involving Berens and Resolution substantially on the terms set forth in the Information Circular of Resolution dated October 20, 2003.

The foregoing conditions precedent are for the benefit of Matrix and may be waived, in whole or in part, by Matrix in writing at any time. If any of the said conditions shall not be complied with or waived in writing by Matrix on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of Matrix, then Matrix may rescind and terminate this Agreement by written notice to Berens and shall have no other right or remedy against Berens, except as set forth herein.

Section 7.2 Conditions Precedent to Obligations of Berens

The obligation of Berens to consummate and effect the transactions contemplated hereby shall be subject to the satisfaction or waiver on or before the date specified or, if none is specified, on or before the Effective Date of the following conditions:

(a) *Shareholder Approval.* The Amalgamation shall have been approved and adopted by the Matrix Shareholders in accordance with applicable Laws and the Matrix Governing Documents;

(b) *Shareholder Support Agreements.* Matrix shall have delivered prior to or concurrently with the execution of this Agreement, Shareholder Support Agreements duly executed by Matrix Shareholders in respect of an aggregate of not less than 7.1 million of the Matrix Shares and 1 million Matrix Options;

(c) *Covenants Fulfilled.* Matrix shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under this Agreement;

(d) *Representations True.* All representations and warranties of Matrix contained in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date);

(e) *Certificate.* Matrix shall have delivered to Berens a certificate, dated the Effective Date and signed by its President, to the effect set forth in Sections 7.2(c) and (d);

(f) *Regulatory Approvals.* All necessary governmental and regulatory approvals, orders, rulings, exemptions and consents shall have been obtained on terms and conditions satisfactory to Berens, acting reasonably, including, without limiting the generality of the foregoing, the requisite approvals of the TSX Venture Exchange in respect of the Amalgamation and the listing of the Berens Shares issuable pursuant to the Amalgamation for trading on the TSX Venture Exchange;

(g) *No Legal Prohibition*. There shall not exist any prohibition at law against Matrix from proceeding with or completing the Amalgamation;

(h) *No Legal Action*. No act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or government agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy shall have been proposed, enacted, promulgated or applied:

(i) which has the effect or may have the effect of cease trading, enjoining, prohibiting or imposing material limitations or conditions on the Amalgamation; or

(ii) which would have a Material Adverse Effect on the completion of the Amalgamation;

(i) *Material Adverse Change*. From the date hereof, Matrix shall not have taken or proposed to take any action, or publicly disclosed that it intends to take any action, that would be a Material Adverse Change in respect of Matrix, including, without limiting the generality of the foregoing: (i) any action with respect to any agreement, proposal, offer or understanding relating to any material sale or disposition of or other dealing with any of the assets of Matrix (ii) any issue of Matrix Shares (other than pursuant to currently outstanding Matrix Options), Matrix Options or other securities of Matrix; (iii) any material acquisition from a third party of assets or securities by Matrix; or (iv) any material capital expenditure by Matrix not in the ordinary course of business, that would be materially adverse to the business of Matrix or the value of the Matrix Shares to Berens;

(j) *Negative Changes*. From the date hereof, there shall not have occurred any actual or threatened change (including any proposal by the Minister of Finance (Canada) to amend the *Income Tax Act* (Canada) or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change) that, in the sole judgment of Berens, acting reasonably, directly or indirectly, has or may have a material adverse impact with respect to the business, operations or tax affairs of any of Berens, Matrix or Amalco, or with respect to the regulatory regime applicable to their respective businesses, operations or tax affairs;

(k) *Dissent Rights*. Holders of not more than 5% of the aggregate of the Matrix Shares shall have exercised Dissent Rights;

(l) *No Impairment*. No material right, franchise or licence of Matrix shall have been or may be impaired (which impairment has not been cured or waived) or otherwise adversely affected, whether as a result of the entering into of this Agreement or otherwise, which might preclude Berens from proceeding with or completing the Amalgamation, and no covenant, term or condition of any instrument or agreement of Matrix shall exist which could be materially adverse to the business of Matrix or the value of the Matrix Shares to Berens or that would preclude Berens from proceeding with the Amalgamation; and

(m) *Completion of Arrangement.* Berens shall have completed the proposed arrangement involving Berens and Resolution substantially on the terms set forth in the Information Circular of Resolution dated October 20, 2003.

The foregoing conditions precedent are for the benefit of Berens and may be waived, in whole or in part, by Berens in writing at any time. If any of the said conditions shall not be complied with or waived in writing by Berens on or before the date required for their performance and provided such non-compliance did not arise from the acts or omissions of Berens, then Berens may rescind and terminate this Agreement by written notice to Matrix and shall have no other right or remedy against Matrix, except as set forth herein.

Section 7.3 Notice and Cure Provisions

Each of Matrix, Berens and AcquisitionCo will give prompt notice to the other of the occurrence or non-occurrence, at any time from the date hereof until the Effective Date, of any event or state of facts the occurrence or non-occurrence of which would, or would be likely to:

(a) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Date; or

(b) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Date.

Neither Matrix, Berens nor AcquisitionCo may elect not to complete the transactions contemplated hereby due to the non-fulfilment of the conditions precedent or any termination right arising therefrom (other than in respect of a breach of Sections 5.3 and 5.4 with respect to Matrix) unless forthwith and in any event prior to the filing of the Articles of Amalgamation for acceptance by the Registrar, Matrix, Berens or AcquisitionCo, being the Party intending to rely thereon, has delivered a written notice to the others specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment of the applicable condition precedent or termination right, as the case may be. If any such notice is delivered, provided that the Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the later of December 19, 2003, and the expiration of a period of thirty (30) days from the date of such notice and then only if such matter is not cured in all material respects. If such notice has been delivered prior to the date of the Matrix Special Meeting, such meeting shall be postponed until the expiry of such period. If such notice has been delivered prior to the filing of the Articles of Amalgamation with the Registrar, such application and such filing shall be postponed until the expiry of such period.

ARTICLE 8
AGREEMENT AS TO NON-COMPLETION FEE

Section 8.1 Matrix Non-Completion Fee

If at any time after the execution of this Agreement and prior to the termination of this Agreement pursuant to Article 9, Berens or AcquisitionCo breaches any of its material covenants specified herein, except for the consummation of the proposed arrangement between Berens and Resolution (the above being a "Matrix Payment Event"), then Berens shall pay to Matrix $250,000 as a break fee in immediately available funds to an account designated by Matrix within three (3) Business Days after the occurrence of any one of such Matrix Payment Events.

Section 8.2 Berens Non-Completion Fee

If at any time after the execution of this Agreement and prior to the termination of this Agreement pursuant to Article 9:

(a) the board of directors of Matrix withdraws, qualifies or changes any of its recommendations or determinations referred to in Section 2.7 in a manner adverse to Berens or resolves to do so prior to the Effective Date except where Berens or AcquisitionCo are in breach of any of their respective material covenants specified in this Agreement;

(b) Matrix enters into any contractual agreement with any person with respect to an Acquisition Proposal prior to the Matrix Special Meeting, excluding a confidentiality agreement entered into in compliance with Section 5.3;

(c) an Acquisition Proposal is publicly announced, proposed, altered or made to the Matrix Shareholders and (A) such Acquisition Proposal has not expired or been withdrawn at the time of the Matrix Special Meeting, and (B) the Matrix Shareholders do not approve the Amalgamation; or

(d) Matrix breaches any of its covenants specified in Sections 5.3 and 5.4;

(each of the above being a "Berens Payment Event"), then Matrix shall pay to Berens $250,000 as a break fee in immediately available funds to an account designated by Berens within three (3) Business Days after the occurrence of any one of such Berens Payment Events.

Section 8.3 Liquidated Damages

Each Party acknowledges that the amounts set out in this Article 8 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

Section 8.4 Limited Remedy

For greater certainty, the Parties agree that the compensation or damages to be received pursuant to this Article 8 is the sole remedy in compensation or damages of the Party receiving such payment; provided however that nothing contained in this Article 8 or Section 9.1, including the payment of an amount under this Article 8, shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of a breach of this Agreement by a Party acting in bad faith with a clear intent and design to prevent the conditions precedent to this Agreement's completion from being satisfied. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenant or agreement, without the necessity of posting bond or security in connection therewith.

ARTICLE 9
TERMINATION, AMENDMENT AND WAIVER

Section 9.1 Termination

Subject to Section 9.2, this Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Amalgamation by the Matrix Shareholders, by the mutual agreement of Matrix, Berens and AcquisitionCo or by written notice promptly given to the others based on the following:

(a) by Berens or AcquisitionCo if the Information Circular is not mailed to Matrix Shareholders by November 14, 2003; or

(b) by either Matrix, Berens or AcquisitionCo, with respect to termination rights specified in Section 7.1 or 7.2 or if all of the conditions for Closing the Amalgamation for the benefit of such Party shall not have been satisfied or waived on or before 5:00 p.m., Calgary, Alberta time, on December 31, 2003, other than as a result of a breach of this Agreement by the terminating Party which has not been cured in accordance with Section 7.3; or

(c) by either Matrix, Berens or AcquisitionCo if the Matrix Shareholders do not approve the Amalgamation at the Matrix Special Meeting; or

(d) by either Matrix, Berens or AcquisitionCo if the proposed arrangement involving Berens and Resolution has not been completed by December 12, 2003;

(e) by Matrix upon the occurrence of a Matrix Payment Event as provided in Section 8.1;

(f) by Berens or AcquisitionCo upon the occurrence of a Berens Payment Event as provided in Section 8.2; or

(g) by Berens or AcquisitionCo if prior to the Effective Time, holders of more than 5% of the Matrix Shares have validly exercised Dissent Rights.

Section 9.2 Effect of Termination

In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of Matrix, Berens or AcquisitionCo hereunder except as set forth in Articles 8 and 9 and Sections 11.3 and 11.5, which provisions shall survive the termination of this Agreement. Nothing in this Section 9.2 shall relieve any Party from liability for any breach of this Agreement.

Section 9.3 Amendment

This Agreement may be amended by mutual agreement between the Parties. This Agreement may not be amended except by an instrument in writing signed by the appropriate officers on behalf of each of the Parties.

Section 9.4 Waiver

Matrix, on the one hand, and Berens and AcquisitionCo, on the other hand, may: (i) extend the time for the performance of any of the obligations or other acts of the other; (ii) waive compliance with any of the agreements of the other or the fulfillment of any conditions to its own obligations contained herein; or (iii) waive inaccuracies in any of the representations or warranties of the other contained herein or in any document delivered by the other; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

ARTICLE 10
CLOSING

Section 10.1 Closing Date

The date of Closing shall be the date selected by Matrix, Berens and AcquisitionCo, which in any event shall not be later than the second Business Day following the approval of the Amalgamation Resolution by the Matrix Shareholders, and on such date the Closing shall occur in accordance with Sections 10.2 and 10.3.

Section 10.2 Effect of Closing

On the date of Closing, as promptly as practicable after the satisfaction or, to the extent permitted hereunder, the waiver of the conditions set forth in Article 7, the Parties shall cause the Amalgamation to be consummated by the filing of the Articles of Amalgamation and any other necessary documents prepared in accordance with the provisions of this Agreement and the ABCA with the Registrar in accordance with the ABCA, and at the Effective Time on the Effective Date, the Amalgamation shall occur.

Section 10.3 Place of Closing

Subject to the termination of this Agreement as provided in Article 9, the closing of the transactions contemplated by this Agreement as detailed in Section 10.2 (the "Closing") will take place at the offices of Bennett Jones LLP, 4500 Bankers Hall East, 855 - 2nd Street SW, Calgary, Alberta, T2P 4K7 on the Effective Date.

Section 10.4 Other Closing Matters

In addition to the other matters required to be delivered under the terms and conditions of this Agreement, each of Berens and Matrix shall deliver, at the Closing, such customary certificates, resolutions and other closing documents as may be required by the other Party hereto, acting reasonably.

ARTICLE 11
GENERAL PROVISIONS

Section 11.1 Notices

Any notice, request, consent, waiver, direction or other communication required or permitted to be given under this Agreement shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein. Any such notice, request, consent, waiver, direction or other communication shall, if delivered, be deemed to have been given and received on the day on which it was delivered to the address provided herein (if that day is a Business Day, and if it is not, then on the next succeeding Business Day), and if sent by facsimile transmission shall be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. at the point of delivery, in which case it shall be deemed to have been given and received on the next Business Day.

(a) If to Berens or AcquisitionCo:

Berens Energy Ltd.
Suite 4305
400 – 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Attention: Robert D. Steele
Fax: 403-265-5587

with a copy to:

Bennett Jones LLP
4500 Bankers Hall East
855 - 2nd Street S.W.
Calgary, AB T2P 4K7

Attention: R. Vance Milligan, Q.C.
Fax: 403-265-7219

(b) if to Matrix: Matrix Petroleum Ltd.
Suite 1630
777 - 8 Ave SW
Calgary, Alberta T2P 2V6

Attention: Wes Heatherington
Fax: 403-262-5353

with a copy to: Burnet Duckworth & Palmer LLP
Barristers & Solicitors
1400 First Canadian Centre
350 - 7 Avenue SW
Calgary, AB T2P 4N9

Attention: Jeff G. Lawson
Fax: 403-260-0337

Section 11.2 Time of Essence

Time shall be of the essence in this Agreement.

Section 11.3 Entire Agreement

This Agreement and the Confidentiality Agreement constitute the entire agreement between the Parties and cancel and supersede all prior agreements and understandings between the Parties with respect to the subject matter hereof. To the extent that provisions of the Confidentiality Agreement conflict with provisions of this Agreement, the provisions of this Agreement shall govern. The respective boards of directors of Matrix and Berens hereby consent under the Confidentiality Agreement (for so long as this Agreement remains in effect and has not been terminated) to the actions of the other taken to consummate the Amalgamation and the transactions contemplated thereby and to actions taken to propose amendments thereto under this Agreement.

Section 11.4 Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties without the prior written consent of the other Party.

Section 11.5 Expenses

The Parties agree that, except as set out in Article 8, all out-of-pocket third party transaction expenses of the Amalgamation, including legal fees, regulatory filing fees, all disbursements by advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

Section 11.6 Binding Effect

This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 11.7 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

Section 11.8 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 11.9 Counterpart Execution

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed to be an original instrument but all such counterparts together shall constitute one agreement.

IN WITNESS WHEREOF, Berens, Matrix and AcquisitionCo have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BERENS ENERGY LTD.

Per: (signed) "*Dan Botterill*"
Name: Dan Botterill
Title: President and Chief Operating Officer

MATRIX PETROLEUM INC.

Per: (signed) "*Wes Heatherington*"
Name: Wes Heatherington
Title: President and Chief Executive Officer

1075129 ALBERTA LTD.

Per: (signed) "*Dan Botterill*"
Name: Dan Botterill
Title: President

SCHEDULE A

ARTICLES OF AMALGAMATION

BUSINESS CORPORATIONS ACT

Alberta Articles of Amalgamation

1. Name of Amalgamated Corporation

Berens Acquisition Ltd.

2. The classes of shares, and any maximum number of shares that the corporation is authorized to issue:

The attached Schedule of Share Capital is incorporated into and forms part of this form.

3. Restrictions on share transfers (if any):

The attached Schedule of Restrictions on Share Transfers is incorporated into and forms part of this form.

4. Number, or minimum and maximum number of directors:

Not less than one (1) director and not more than five (5) directors.

5. If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restriction(s):

None.

6. Other provisions (if any):

The attached Schedule of Other Provisions is incorporated into and forms part of this form.

7. Name of Amalgamating Corporations	Corporate Access Number
1075129 Alberta Ltd.	2010751291
Matrix Petroleum Inc.	209650381

4. DATE	SIGNATURE	TITLE

SCHEDULE OF SHARE CAPITAL

The Corporation is authorized to issue:

(a) One class of shares, to be designated as "Common Shares", in an unlimited number; and

(b) One class of shares, to be designated as "Preferred Shares", issuable in series, in an unlimited number;

such shares having attached thereto the following rights, privileges, restrictions and conditions:

A. Common Shares

The Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(i) the right to one vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote;

(ii) subject to the prior rights and privileges attaching to any other class of shares of the Corporation, the right to receive any dividend declared by the Corporation; and

(iii) subject to the prior rights and privileges attaching to any other class of shares of the Corporation, the right to receive the remaining property and assets of the Corporation upon dissolution.

B. Preferred Shares

The Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(iv) the Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the directors of the Corporation; and

(v) subject to the provisions of the Business Corporations Act (Alberta), the directors of the Corporation may by resolution fix from time to time before the issue thereof the designation, rights, privileges, restrictions and conditions attaching to each series of the Preferred Shares.

SCHEDULE OF RESTRICTIONS ON SHARE TRANSFERS

The right to transfer shares of the Corporation is restricted in that no shareholder shall be entitled to transfer any share or shares in the capital of the Corporation to any person who is not a shareholder of the Corporation unless the transfer has been approved by the board of directors of the Corporation.

SCHEDULE OF OTHER PROVISIONS

1. The number of shareholders of the Corporation, exclusive of persons who are in its employment or that of an affiliate and are shareholders of the Corporation and exclusive of persons who, having been formerly in the employment of the Corporation or that of an affiliate, were, while in that employment, shareholders of the Corporation, and have continued to be shareholders of the Corporation after termination of that employment, is limited to not more than fifty persons, two or more persons who are the joint registered owners of one or more shares being counted as one shareholder.

2. Any invitation to the public to subscribe for securities of the Corporation is prohibited.

3. The Corporation has a lien on the shares of a shareholder or his legal representative for a debt of that shareholder to the Corporation.

4. The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual meeting of the Corporation.

5. Any meeting of the shareholders of the Corporation may be held in any of the following cities:

   St. John's, Newfoundland
   Charlottetown, Prince Edward Island
   Halifax, Nova Scotia
   St. John, New Brunswick
   Montreal, Quebec
   Quebec City, Quebec
   Toronto, Ontario
   Ottawa, Ontario
   Winnipeg, Manitoba
   Regina, Saskatchewan
   Calgary, Alberta
   Victoria, British Columbia
   Vancouver, British Columbia

   or in any other place selected by the directors of the Corporation in accordance with applicable corporate legislation.

SCHEDULE B

FORM OF SHAREHOLDER SUPPORT AGREEMENT

____________, 2003

Dear Sir/Madam:

Re: Amalgamation of Matrix Petroleum Inc. and 1075129 Alberta Ltd., a wholly-owned subsidiary of Berens Energy Ltd.

Reference is made to the Amalgamation Agreement dated as of the date hereof (the "Amalgamation Agreement') among Berens Energy Ltd. ("Berens"), Matrix Petroleum Inc. ("Matrix") and 1075129 Alberta Ltd. ("AcquisitionCo") which contemplates an amalgamation of AcquisitionCo and Matrix pursuant to the *Business Corporations Act* (Alberta). All capitalized terms not defined herein shall have the meanings attributed thereto in the Amalgamation Agreement.

We understand that you (the "Securityholder") beneficially own, directly or indirectly, or exercise control or direction over, the number of common shares and options to acquire common shares of Matrix set forth in your acceptance at the end of this letter agreement (collectively, the "Subject Securities" which term shall include any common shares issued to the Securityholder after the date hereof pursuant to the exercise of any of such securities and all common shares of Matrix otherwise acquired by the Securityholder after the date hereof).

In consideration for Berens and AcquisitionCo entering into the Amalgamation Agreement with Matrix, the Securityholder agrees as follows:

1. Covenants of the Securityholder

By the acceptance of this letter agreement, the Securityholder hereby irrevocably and unconditionally agrees, subject to the terms of paragraph 4 of this letter agreement, from the date hereof until the Effective Time:

(a) not to sell, assign, convey or otherwise transfer or dispose of any or all of the Subject Securities, provided that the Securityholder may sell, assign, convey or otherwise transfer or dispose of any or all of the Subject Securities to a Related Person provided that such Related Person enters into an agreement with Berens on the same terms as this Agreement, or otherwise agrees with Berens to be bound by the provisions hereof. For the purposes hereof, "Related Person" means: (i) a spouse, parent, grandparent, brother, sister or child of the Securityholder; (ii) a company or family trust if all of the voting securities of such company are held by, or all the beneficiaries of such trust are, one or more of the persons referred to in clause (i); (iii) an "associate" or "affiliate" within the meaning of the *Securities Act* (Alberta); or (iv) an entity whose securities are beneficially owned or controlled by substantially similar persons, companies or other entities that beneficially own or control the securities of the Securityholder;

(b) to do all such things and to take all such steps as may reasonably be required to be done or taken by the Securityholder to cause all of the Subject Securities to be voted in favor of the resolutions approving the Amalgamation and any and all related matters to be put before a special meeting of securityholders of Matrix (the "Meeting") and to be voted to oppose any proposed action by any person whatsoever which could prevent or delay the completion of the Amalgamation and the transactions contemplated by the Amalgamation Agreement;

(c) not to solicit, initiate or encourage inquiries, submissions, proposals or offers from any other person, entity or group relating to, or participate in any negotiations regarding, or furnish to any other person, entity or group any information with respect to, or otherwise cooperate in any way with or assist or participate in or facilitate or encourage any effort or attempt with respect to (i) any amalgamation, merger, sale of assets, take-over bid, substantial issuer bid, reorganization, recapitalization, liquidation or winding-up, change in the composition of the board of directors or other business combination or transaction, involving Matrix, (ii) except as provided by the terms of this letter agreement, the direct or indirect acquisition or disposition of all or any of the Subject Shares; or (iii) any action which is inconsistent with the successful completion of the Amalgamation. The Securityholder will notify Berens promptly if any such discussions or negotiations are sought or if any proposal in respect of another transaction involving Matrix is received, being considered or indicated to be forthcoming, including the name of the third party on whose behalf such communications have occurred and details of the communication, and shall keep Berens fully apprised of the status thereof;

(d) not to exercise any statutory or other right of dissent with respect to the Subject Securities which might be available to the Securityholder in connection with the Amalgamation; and

(e) not to exercise any shareholder rights or remedies available at common law or pursuant to the *Business Corporations Act* (Alberta) or applicable securities legislation to delay, hinder, upset or challenge the Amalgamation.

It is acknowledged that the covenants of the Securityholder set forth in paragraph 1(c) relate to the Securityholder acting solely in the capacity of a holder of Matrix securities and not as a director or officer of and shall not affect or restrict any legal obligation imposed on such Securityholder acting in the capacity of a director or officer of Matrix. The Securityholder acknowledges that pursuant to this letter agreement the Securityholder may be required to act as a holder of the Subject Securities in a manner different from the manner in which the Securityholder is obligated to act in the capacity of a director or officer of Matrix.

2. Representations of the Securityholder

The Securityholder represents and warrants to Berens, and hereby acknowledges that Berens is relying upon such representations and warranties, that at the date hereof:

(a) the Securityholder is the beneficial owner of, or exercises control or direction over, the Subject Securities and has sufficient power, authority and right to enter into this agreement as a valid and binding agreement enforceable by Berens in accordance with its terms;

(b) none of the Subject Securities is, or will be at the time of the Meeting, subject to any voting trust or voting agreement (other than this letter agreement), and there will not be any proxy in existence with respect to any of the Subject Securities except for any proxy given by the Securityholder for the purpose of fulfilling the Securityholder's obligations hereunder;

(c) no person, firm or corporation has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities or any interest therein or right thereto;

(d) this letter agreement has been duly executed and delivered by the Securityholder and constitutes, subject to principles affecting equitable relief, a valid and binding obligation of the Securityholder enforceable against it in accordance with its terms;

(e) neither the entering into of this letter agreement nor the performance by the Securityholder of any of the Securityholder's obligations under this letter agreement will constitute a breach of any other agreement to which the Securityholder is a party or by which any of the Securityholder's assets or properties (including the Subject Securities) are bound; and

(f) there are and, at all times up to and including the date of the Meeting, will be no restrictions on the Subject Securities which would prevent the Securityholder from voting the Subject Securities in favor of the Amalgamation.

3. Expenses

Berens and the Securityholder agree to pay their own respective expenses incurred in connection with this letter agreement.

4. Termination

It is understood and agreed that the respective rights and obligations hereunder of Berens and the Securityholder shall cease and this letter agreement shall terminate on the earlier of the Effective Date, the date that the Amalgamation Agreement is terminated or if the Amalgamation is not approved by the requisite majority of Matrix Shareholders by December 31, 2003.

5. Amendment

Except as expressly set forth herein, this letter agreement constitutes the whole of the agreement between the parties and may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

6. Assignment

No party to this letter agreement may assign any of its rights or obligations under this letter agreement without the prior written consent of the other party.

7. Disclosure

Prior to first public disclosure of the existence and terms and conditions of this letter, none of the parties hereto shall disclose the existence of this letter agreement, or any details hereof, to any person other than Berens, its directors and officers, without the prior written consent of the other parties hereto, except to the extent required by law. The existence and terms and conditions of this letter agreement may be disclosed by Berens and Matrix in the news release issued in connection with the execution of the Amalgamation Agreement and the Information Circular prepared in respect of a meeting of shareholders.

8. Enurement

This letter agreement will be binding upon and enure to the benefit of Berens, the Securityholder and their respective executors, administrators, successors and permitted assigns.

9. Applicable Law

This letter agreement shall be governed and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

10. Time of the Essence

Time shall be of the essence of this agreement.

11. Remedies

The Securityholder agrees that if this letter agreement is breached, or if a breach hereof is threatened, damages may be an inadequate remedy, and therefore, without limiting any other remedy available at law or in equity, an injunction, restraining order, specific performance, and other forms of equitable relief for damages, or any combination thereof shall be available to Berens.

12. Further Assurances

The Securityholder shall from time to time and at all times hereafter at the request of Berens but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this letter agreement.

13. Counterparts

This letter agreement may be signed in counterparts which together shall be deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by means of telecopier.

Yours truly,

BERENS ENERGY LTD.

Per: ______________________________

ACCEPTANCE

The foregoing is hereby accepted as of and with effect from the ____ day of __________, 2003 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or exercises control or direction over the Subject Securities indicated below.

______________________________	______________________________
Witness	Name: Title:

______________________ common shares

______________________ options to acquire common shares

SCHEDULE C

FORM OF JOINT NEWS RELEASE

Berens Energy Ltd. – Matrix Petroleum Inc.

Joint News Release – For Immediate Release

Berens Energy Ltd. and Matrix Petroleum Inc. enter into Amalgamation Agreement

Calgary, November 10, 2003 – Berens Energy Ltd. ("Berens") and Matrix Petroleum Inc. ("Matrix") (TSXV: MXI) are pleased to announce that they have entered into an agreement pursuant to which, subject to satisfaction of certain conditions, Berens will acquire all the issued and outstanding common shares of Matrix (the "Transaction"). Under the terms of the Transaction, Matrix shareholders will receive 0.51 of a Berens common share, for each common share of Matrix. Berens will create a wholly-owned subsidiary of Berens which will amalgamate with Matrix, and former shareholders of Matrix will receive the Berens Shares, pro rata to their respective shareholdings in Matrix. Upon completion of the Transaction and the previously announced proposed Plan of Arrangement with Resolution Resources Ltd. ("Resolution"), the combined company will have approximately 43,500,000 common shares outstanding. The Amalgamation Agreement contains non-solicitation provisions and, under certain circumstances, a mutual termination fee. Berens also has the right to match any superior proposal.

Berens and Matrix are arm's length parties and the Transaction has the unanimous support of the respective directors of Berens and Matrix.

Securityholders of Matrix will be asked to consider the Transaction at a special meeting expected to be held on or about December 12, 2003. Matrix expects to mail an Information Circular to its securityholders on or about November 14, 2003. The Transaction will require the approval of 66⅔% of the votes cast by Matrix securityholders and will be subject to all requisite regulatory approvals and other customary conditions, including approval of the TSX Venture Exchange. Closing is expected to occur shortly after that meeting. Shareholders of Matrix (including management and directors) holding approximately 45% of the outstanding securities of Matrix have agreed to vote in favour of the Transaction.

Matrix has exhibited continued growth since the inception of a new management team at the end of 2001. The company began with 70 boed and has grown to over 900 boed current production. The proposed Transaction with Berens is expected to provide for continued growth into the future with a company with experienced leadership, a large inventory of lands at its disposal for the creation of new prospects, and a sound balance sheet.

Berens is a private company which commenced operations in May 2003 after its shareholders approved a reorganization of the company which had previously been involved in a technology venture. On October 1, 2003 Berens jointly announced with Resolution that they had entered into an arrangement agreement pursuant to which Berens and Resolution would combine their respective business and assets and continue as Berens Energy Ltd., a public oil and natural gas exploration and production company under the leadership of the current Berens management team. The proposed business combination of Berens and Resolution is scheduled to close on or about November 20, 2003. The closing of the Berens – Resolution transaction is a condition to Berens' acquisition of Matrix.

Berens currently has approximately 11.4 million common shares outstanding and, on closing of the proposed arrangement with Resolution, and a previously announced equity financing, will have approximately 33.7 million shares outstanding, no debt and approximately $2.0 million in cash. Assuming the successful acquisition of Matrix, Berens will have approximately 43.5 million shares outstanding, no debt and approximately $5.0 million in cash to provide additional capital for growth.

On a pro forma basis, assuming the successful completion of each of the Resolution and Matrix acquisitions, the combined company will have a production base of approximately 1,800 boe/d comprised of 83% natural gas and 17% oil and natural gas liquids. It should be noted that approximately 600 boe/d of the newly acquired Matrix production is in competitive drainage with an offsetting producing well. Therefore the production rate will be maximized in the near term, generating significant cash flow but resulting in a short reserve life for this well. The Matrix assets are primarily located in East Central Alberta with over 95% of their production being natural gas. In excess of 70% of Matrix's production is in the Sedalia/Esther/Provost area and synergistic to the Resolution assets in the Sedalia/Lanfine area. The remaining Matrix assets (with less than 30% of the production) are located nearby in the areas of Michichi, Huxley, Viking-Kinsella and Greentstreet. The Matrix acquisition is consistent with the Berens strategy to continue to expand its position in its core Sedalia/Lanfine area anticipated to be acquired through the Resolution transaction as well as build its growth opportunities into central Alberta. The combined company will also hold approximately 65,000 net acres of undeveloped land as well as access through farmin to an additional 25,000 gross acres with an inventory of natural gas prospects focused in east central and central Alberta. On a pro forma basis combined loss carry forwards and tax pools will be approximately $24.0 million.

The current management team of Berens, led by R. D. (Bob) Steele, CEO, Dan Botterill, President and COO, and Dell Chapman, VP, Finance and CFO, will assume their respective positions with the combined company. The board of directors of Berens will be comprised of Messrs. Robert Steele, Paul McGarvey, Philip Swift and James Conroy, all of whom are current directors of Berens, and Ray Antony, currently the President and a director of Resolution. One further individual will be added to the board of directors of Berens, as mutually agreed upon by Berens and Matrix.

Bob Steele has been the CEO and a director of Berens since its inception in March 2002 when it was named Plurion Systems Limited. Prior thereto, Mr. Steele was one of the founders, the President and CEO of Stellarton Energy Corporation. Stellarton became a public company in 1996 with an initial $1.00 per share stock offering and sold for a total of $7.00 per share in two transactions in late 1999 and early 2001. Mr. Steele has over 30 years of successful experience in exploration, production and oil field service. Mr. Steele brings experience in starting up and building companies, and in dealing with the financial community and public markets.

Dan Botterill joined Berens on July 2, 2003 and was formerly Senior Vice President of Samson Canada Ltd., a private oil and gas company. During his term, Samson Canada grew through profitable development, exploration and acquisitions from 7,000 to 20,000 boe/d. Mr. Botterill has over 25 years of successful experience in oil and gas acquisitions, production and exploration.

Dell Chapman has been the Vice President, Finance and CFO of Berens since June 2003. Mr. Chapman was the Vice President, Finance and CFO of Stellarton from 1997 to 2001. Stellarton grew from a startup with no production in 1995 to 6,500 boe/d (at 6:1) when it was sold.

Paul McGarvey is an independent Calgary based businessman who has been on the Berens board of directors since March 2002. Philip Swift is a founding partner and Co-Chairman of ARC Financial Limited and has been on the Berens board since May 2002. James Conroy is the managing partner of Conroy Ross Partners Limited, a Calgary based executive search firm and has been on the Berens board since July 2003. Ray Antony, President of Resolution will join the Berens board at the closing of the Berens-Resolution transaction.

For further information, please contact:

Berens Energy Ltd.
4305, 400 – 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

R. D. (Bob) Steele, CEO
Telephone: (403) 265-5588 Ext. 24

Dell Chapman, VP Finance and CFO
Telephone: (403) 265-5588 Ext. 27
Facsimile: (403) 265-5587

Matrix Petroleum Inc.
1630, 777 – 8th Avenue S.W.
Calgary, Alberta T2P 3R5

Wesley Heatherington, President and CEO
Telephone: (403) 266-3399
Facsimile: (403) 262-5353

Completion of the Transaction is subject to a number of conditions, including, but not limited to, shareholder approval and TSX Venture Exchange acceptance. The Transaction cannot close until the required approvals are obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Information Circular to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Matrix should be considered highly speculative.

Information provided herein contains forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, which are considered reasonable by Berens and Matrix at the time of preparation may prove to be incorrect. Actual results achieved will vary from the information provided and the variations may be material. There is no representation by Berens and Matrix that actual results achieved will be the same in whole or in part as those indicated in the forward-looking statements.

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF BERENS

As of the date hereof, Berens hereby represents and warrants to Matrix as follows and acknowledges that Matrix is relying upon these representations and warranties in connection with the entering into of this Agreement:

1. Organization and Qualification

Berens is a corporation duly organized and validly existing under the laws of Alberta and has the requisite corporate power and authority to own or lease its property and assets and to carry on its business as it is now being conducted. Berens is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Berens.

2. Authority Relative to this Agreement

Berens has the requisite corporate authority to enter into this Agreement and to perform and carry out its obligations hereunder. The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly authorized by Berens' board of directors, and no other corporate proceedings on the part of Berens are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Berens and constitutes a legal, valid and binding obligation of Berens enforceable against Berens in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

3. No Violations

(a) Except as previously disclosed to Matrix, neither the execution and delivery of this Agreement by Berens, the completion of the transactions contemplated hereby nor the fulfillment and compliance by Berens with any of the terms and provisions hereof will: (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Berens under, any of the terms, conditions or provisions of (x) the Berens Governing Documents, or (y) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Berens is a party or to which it, or its properties or assets, may be subject or by which Berens is bound; or (ii) subject to compliance with the statutes and regulations referred to in Section 3(b), violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Berens (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the business, operations or financial condition of Berens or on the ability of Berens to consummate the transactions contemplated hereby).

(b) Except as previously disclosed to Matrix, other than in connection with or in compliance with the provisions of Securities Laws, the *Public Utilities Board Act* (Alberta), the *Gas Utilities Act* (Alberta), the Alberta Energy Utilities Board and the requirements of the National Energy Board (Canada): (i) there is no legal impediment to Berens' consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Berens in connection with the consummation of the transactions contemplated by this Agreement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on the ability of Berens to consummate the transactions contemplated hereby.

4. Capitalization

The authorized share capital of Berens consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which, at the date hereof, 11,399,000 Berens Shares are issued and outstanding. At the date hereof, 6,400,000 Berens Shares are issuable pursuant to exercise of outstanding warrants and the consummation of a private placement financing, and 1,435,000 Berens Shares are issuable pursuant to the exercise of outstanding Berens Options. In addition, Berens is proposing to issue an additional 15,865,446 Berens Shares pursuant to an arrangement involving Resolution.

Except as set forth above, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Berens of any securities of Berens (including the Berens Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Berens (including the Berens Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Berens. All outstanding Berens Shares have been duly authorized and validly issued, are fully paid and non-assessable and all Berens Shares issuable upon exercise of outstanding Berens Options in accordance with their terms will be duly authorized and validly issued, fully paid and non-assessable.

5. No Material Adverse Change

Since December 31, 2002, Berens has not experienced any Material Adverse Change.

6. **No Undisclosed Material Liabilities**

Except for liabilities and obligations: (i) incurred in the ordinary course of business and consistent with past practice; (ii) pursuant to the terms of this Agreement; or (iii) as disclosed to Matrix, Berens has not incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by generally accepted accounting principles to be reflected on a balance sheet of Berens) that have constituted or would be reasonably likely to constitute a Material Adverse Change.

7. **Impairment**

Neither the entering into of this Agreement or, to Berens knowledge, the consummation of the proposed Arrangement involving Resolution or the consummation of the Amalgamation will result in a Material Adverse Change.

8. **Brokerage Fees**

Berens has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated.

9. **Conduct of Business**

Except as previously disclosed to Matrix, since December 31, 2002, Berens has not: (i) amended its articles, by-laws or other governing documents, including the Berens Governing Documents; (ii) made any change in its accounting principles and practices as previously applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained; and (iii) declared, paid or set aside for payment any dividend or distribution of any kind in respect of any of its outstanding securities nor made any repayments of capital to shareholders. Since December 31, 2002 Berens has conducted its business in all material respects in the ordinary course of business consistent with normal industry practice and has not taken any action that would be in violation of Berens' ordinary and historical business practices, other than violations which would not have any material adverse effect on the business, operations or financial condition of Berens or would materially affect Berens' ability to consummate the transactions contemplated hereby.

10. **Financial Statements**

(a) Berens' audited financial statements as at and for the year ended December 31, 2002 and its unaudited financial statements as at and for the periods ended March 31, 2003, June 30, 2003 and August 31, 2003 have been prepared in accordance with generally accepted accounting principles applicable in Canada on a consistent basis with prior periods (except: (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Berens' independent accountants; or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present, in accordance with GAAP, the financial position, results of operations and changes in financial position of Berens as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(b) Berens will deliver to Matrix as soon as they become available true and complete copies of any report or statement filed by it with Securities Authorities subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by Matrix, as to which Berens makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all Applicable Laws.

11. Subsidiaries

Berens' only subsidiary is 1075129 Alberta Ltd.

12. Litigation

To its knowledge, there are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting Berens at law or in equity, before or by any governmental department, commission, board, bureau, court, agency, arbitrator or instrumentality, domestic, or foreign, of any kind, nor to its knowledge are there any existing facts or conditions which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations, which in any case would prevent or hinder the consummation of the transactions contemplated by this Agreement or which can reasonably be expected to materially adversely affect the business, financial condition, operations, prospects, properties, assets or affairs of Berens.

13. Books and Records

The minute books of Berens are and will be at Closing correct and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof. The books of account and other records, whether of a financial or accounting nature or otherwise, of Berens have been maintained in accordance with prudent business practices.

14. Data and Information

To the knowledge of Berens the data and information in respect of Berens and Resolution and their respective assets, liabilities, business, operations and capital provided by Berens to Matrix was and is accurate and correct in all material respects as at the respective dates thereof and, to Berens' knowledge, did not and do not now omit any data or information necessary to make any data or information provided not misleading in any material respects as at the respective dates thereof.

15. Compliance with Law

Berens has complied with and is in compliance with all laws and regulations except where such non-compliance would not, considered individually or in the aggregate, result in a Material Adverse Change in relation to Berens or materially affect the ability of Berens to consummate the transactions contemplated hereby, and is in compliance in all material respects with all Corporate Laws.

16. Material Agreements

All agreements, permits, licences, approvals, certificates and other rights and authorizations material to the conduct of Berens' business are valid and subsisting and Berens is not in material default under any such agreements, permits, licences, approvals, certificates and other rights and authorizations.

17. Tax Matters

(a) For purposes of this Agreement, the following definitions shall apply:

(i) The term "Taxes" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital, payroll and employee withholding taxes, labour taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Berens or any of its subsidiaries is required to pay, withhold or collect.

(ii) The term "Returns" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes.

(b) All Returns required to be filed by or on behalf of Berens have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Berens with respect to items or periods covered by such Returns.

(c) Berens has paid or provided adequate accruals in its financial statements for the year ended dated December 31, 2002 for Taxes in conformity with generally accepted accounting principles applicable in Canada.

(d) For the year ended December 31, 2002, Berens has made available to Matrix true and complete copies of: (i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Berens or on behalf of Berens relating to Taxes; and (ii) all material Returns for Berens.

(e) No material deficiencies exist or have been asserted with respect to Taxes or Returns of Berens; Berens is not a party to any material action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Berens or any of its assets; no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Berens; and the Returns of Berens have not been audited by a government or taxing authority within the last three years, nor is any such audit in process, pending or threatened.

(f) Berens has provided adequate accruals in its financial statements for the year ended December 31, 2002 (or, in either case, such amounts are fully funded) for all pension or other employee benefit obligations of Berens arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Berens.

18. Insurance

Policies of insurance in force as of the date hereof naming Berens as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Berens. All such policies of insurance shall remain in force and effect and shall not be canceled or otherwise terminated as a result of the transactions contemplated hereby.

19. Disclosure

Berens has disclosed to Matrix any information regarding any event, circumstance or action taken or failed to be taken which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Berens or materially and adversely affects the ability of Matrix to consummate the transactions contemplated hereby.

SCHEDULE E

REPRESENTATIONS AND WARRANTIES OF MATRIX

As of the date hereof, Matrix hereby represents and warrants to Berens and AcquisitionCo as follows and acknowledges that Berens and AcquisitionCo are relying upon these representations and warranties in connection with the entering into of this Agreement:

1. Organization and Qualification

Each of Matrix and its subsidiaries is a corporation duly organized and validly existing under the laws of Alberta and has the requisite corporate power and authority to own or lease its property and assets and to carry on its business as it is now being conducted. Each of Matrix and its subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Matrix and its subsidiaries.

2. Authority Relative to this Agreement

Matrix has the requisite corporate authority to enter into this Agreement and to perform and carry out its obligations hereunder. The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly authorized by Matrix's board of directors, and no other corporate proceedings on the part of Matrix are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Matrix and constitutes a legal, valid and binding obligation of Matrix enforceable against Matrix in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

3. No Violations

(a) Except as previously disclosed in writing to Berens, neither the execution and delivery of this Agreement by Matrix, the completion of the transactions contemplated hereby nor the fulfillment and compliance by Matrix with any of the terms and provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent (other than the consent of its commercial banker), approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Matrix or its subsidiaries under, any of the terms, conditions or provisions of (x) the Matrix Governing Documents, or (y) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Matrix is a party or to which it or its subsidiaries, or any of their respective properties or assets, may be subject or by which Matrix or its subsidiaries is bound; or (ii) subject to compliance with the statutes and regulations referred to in Section 3(b), violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Matrix or its subsidiary (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the business, operations or financial condition of Matrix or its subsidiary or on the ability of Matrix to consummate the transactions contemplated hereby).

(b) Except as previously disclosed in writing to Berens, other than in connection with or in compliance with the provisions of Securities Laws, the Public Utilities Board Act (Alberta), the Gas Utilities Act (Alberta), the Alberta Energy Utilities Board and the requirements of the National Energy Board (Canada): (i) there is no legal impediment to Matrix's consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Matrix in connection with the consummation of the transactions contemplated, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a material adverse effect on the ability of Matrix to consummate the transactions contemplated hereby.

4. Capitalization

The authorized share capital of Matrix consists of an unlimited number of common shares, of which only 18,734,671 Matrix Shares are issued and outstanding. As of the date hereof, 1,102,333 Matrix Shares are issuable pursuant to the exercise of outstanding Matrix Options. Except as set forth above, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Matrix of any securities of Matrix (including the Matrix Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Matrix (including the Matrix Shares), nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Matrix. All outstanding Matrix Shares have been duly authorized and validly issued, are fully paid and non-assessable and all Matrix Shares issuable upon exercise of outstanding Matrix Options in accordance with their respective terms will be duly authorized and validly issued, fully paid and non-assessable.

5. No Material Adverse Change

Since December 31, 2002, Matrix has not experienced any Material Adverse Change.

6. No Undisclosed Material Liabilities

Except for liabilities and obligations: (i) incurred in the ordinary course of business and consistent with past practice; (ii) pursuant to the terms of this Agreement; or (iii) as disclosed in writing to Berens, Matrix has not incurred any liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by generally accepted accounting principles to be reflected on a balance sheet of Matrix) that have constituted or would be reasonably likely to constitute a Material Adverse Change.

7. Debt and Working Capital

As at November 30, 2003, Matrix will have no debt and working capital of not less than $3.4 million (excluding current tax accruals and expenses relating to the transaction), except for capital expenditures approved by Berens and Officer Obligations.

8. Impairment

Neither the entering into of this Agreement nor the consummation of the Amalgamation will result in a Material Adverse Change.

9. Brokerage Fees

Matrix has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated.

10. Conduct of Business

Except as disclosed to Berens in writing or as specifically set forth in the public disclosure documents of Matrix filed on SEDAR in accordance with applicable Securities Laws, since December 31, 2002, Matrix has not: (i) amended its articles, by-laws or other governing documents, including the Matrix Governing Documents; (ii) made any change in its accounting principles and practices as previously applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained; and (iii) declared, paid or set aside for payment any dividend or distribution of any kind in respect of any of its outstanding securities nor made any repayments of capital to shareholders. Since December 31, 2002 Matrix has conducted its business in all material respects in the ordinary course of business consistent with normal industry practice and has not taken any action that would be in violation of Matrix's ordinary and historical business practices, other than violations which would not have any material adverse effect on the business, operations or financial condition of Matrix or would materially affect Matrix's ability to consummate the transactions contemplated hereby.

11. Reports and Financial Statements

(a) Matrix has heretofore delivered to Berens true and complete copies of the Information Circular relating to Matrix's 2003 annual and special meeting of shareholders and its 2002 Annual Report to shareholders. As of their respective dates, such document did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and complied in all material respects with all applicable Laws.

(b) Matrix's audited consolidated financial statements as at and for the years ended December 31, 2002, 2001 and 2000 and its unaudited consolidated financial statements as at and for the periods ended March 31, 2003 and June 30, 2003 have been prepared in accordance with generally accepted accounting principles applicable in Canada on a consistent basis with prior periods (except: (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Matrix's independent accountants; or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present, in accordance with GAAP, the financial position, results of operations and changes in financial position of Matrix and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(c) Matrix will deliver to Berens as soon as they become available true and complete copies of any report or statement filed by it with Securities Authorities subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by Berens, as to which Matrix makes no representation) to the extent that such reports or statements are required by applicable Laws, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and will comply in all material respects with all Applicable Laws. The financial statements of Matrix issued by Matrix or to be included in such reports and statements (excluding any information therein provided by Berens, as to which Matrix makes no representation) will be prepared in accordance with generally accepted accounting principles in Canada (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Matrix's independent accountants or (B) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and will present fairly the financial position, results of operations and changes in financial position of Matrix as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year end audit adjustments).

12. Subsidiaries

Matrix's only subsidiary is Skookum Mining Limited and all of the shares of such subsidiary are owned by Matrix directly with valid and marketable title thereto, free and clear of any and all liens, charges, security interests, adverse claims, encumbrances and demands of any nature or kind whatsoever. Further, no persons has any right, whether contractual or otherwise, to acquire any of the shares of such subsidiary from Matrix or to acquire any of the unissued shares or other securities of such subsidiary.

13. Litigation

Except as disclosed in writing to Berens, to the best of its knowledge (after due inquiry), there are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting Matrix or is subsidiaries, at law or in equity, before or by any governmental department, commission, board, bureau, court, agency, arbitrator or instrumentality, domestic, or foreign, of any kind, nor to the best of its knowledge (after due inquiry) are there any existing facts or conditions which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations, which in any case would prevent or hinder the consummation of the transactions contemplated by this Agreement or which can reasonably be expected to materially adversely affect the business, financial condition, operations, prospects, properties, assets or affairs of Matrix or its subsidiaries.

14. Books and Records

The minute books of Matrix and its subsidiaries are and will be at Closing correct and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof. The books of account and other records, whether of a financial or accounting nature or otherwise, of Matrix and its subsidiaries have been maintained in accordance with prudent business practices.

15. Data and Information

To the knowledge of Matrix, the data and information in respect of Matrix, its subsidiaries and their respective assets, liabilities, business, operations and capital provided by Matrix to Berens was and is accurate and correct in all material respects as at the respective dates thereof and did not and do not now omit any data or information necessary to make any data or information provided not misleading in any material respects as at the respective dates thereof.

16. Environmental

Except as disclosed to Berens in writing:

(a) Matrix is not aware of, nor has received:

(i) any order or directive which relates to environmental matters that would have any Material Adverse Effect on the business, operations or financial condition of Matrix or its subsidiaries and which requires any material work, repairs, construction, or capital expenditures; or

(ii) any demand or notice with respect to the material breach of any environmental, health or safety law applicable to Matrix or any of its subsidiaries or business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants.

(b) to the best of the knowledge of Matrix, all environmental and health and safety permits, licences, approvals, consents, certificates and other authorizations of any kind or nature ("Environmental Permits") necessary for the ownership, operation, development, maintenance, or use of any of its subsidiaries and assets have been obtained and maintained in effect;

(c) to the best of the knowledge of Matrix, Matrix, its subsidiaries and their respective assets and the ownership, operation, development, maintenance and use thereof are in material compliance with all applicable laws relating to the protection of the environment and employees and public health and safety ("Environmental Laws") and with all terms and conditions of all Environmental Permits, and all prior instances of noncompliance have been fully and finally resolved to the satisfaction of all governmental authorities with jurisdiction over such matters;

(d) no investigations or complaints by any governmental entity with respect to any environmental matter pertaining to or affecting the business or the assets of Matrix or is subsidiaries is currently outstanding or threatened to the knowledge of Matrix;

(e) all known spills or similar incidents pertaining to or affecting the business or the assets of Matrix or its subsidiaries have been reported to the appropriate governmental entity to the extent required by Environmental Laws; and

(f) all waste disposal pertaining to or affecting the business or the assets of Matrix or its subsidiaries has been and is being conducted in accordance with all applicable Environmental Laws.

17. Compliance with Law

Each of Matrix and its subsidiaries has complied with and is in compliance with all laws and regulations except where such non-compliance would not, considered individually or in the aggregate, result in a Material Adverse Change in relation to Matrix or its subsidiaries, or materially affect the ability of Matrix to consummate the transactions contemplated hereby, and is in compliance in all material respects with all Corporate Laws.

18. Material Agreements

All agreements, permits, licences, approvals, certificates and other rights and authorizations material to the conduct of Matrix's and its subsidiaries business are valid and subsisting and neither Matrix nor any of its subsidiaries is in default under any such agreements, permits, licences, approvals, certificates and other rights and authorizations.

19. Employment Agreements

Particulars of the Officer Obligations and true and accurate copies of all written agreements between Matrix and its subsidiaries and any of their respective employees, officers, directors and consultants have been provided to Berens, and neither Matrix nor any of its subsidiaries is a party to any other written or verbal employment or consulting agreement which provides for payment to any officer, employee or consultant whatsoever by Matrix or its subsidiaries on a change of control or severance of employment or a consulting arrangement, and Matrix agrees not to amend the terms and conditions of any of the foregoing.

20. Employee Benefit Plans

Neither Matrix nor any of its subsidiaries have any employee benefit and/or bonus plans other than the plans which have been disclosed to Berens in writing (the "Matrix Plans"), and all amounts paid under the Matrix Plans for the fiscal years ended December 31, 2002, 2001 and 2000, and the amounts projected to be paid under the Matrix Plans for the fiscal year ending December 31, 2003 have been disclosed to Berens in writing and Matrix has made no promises or agreements with respect to increases under the Matrix Plans. All contributions (including premiums) required by law or contract under the Matrix Plans to and including October 31, 2003, under or with respect to the Matrix Plans, have been paid or accrued as at that date, as the case may be.

21. Tax Matters

(a) For purposes of this Agreement, the following definitions shall apply:

(i) The term "Taxes" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), capital, payroll and employee withholding taxes, labour taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Matrix or any of its subsidiaries is required to pay, withhold or collect.

(ii) The term "Returns" shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes.

(b) Except as previously disclosed to Berens, all Returns required to be filed by or on behalf of Matrix and its subsidiaries have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by

Matrix or its subsidiaries with respect to items or periods covered by such Returns.

(c) Matrix and its subsidiaries have paid or provided adequate accruals in their financial statements for the year ended dated December 31, 2002 for Taxes in conformity with generally accepted accounting principles applicable in Canada.

(d) For the years ended December 31, 2002, 2001 and 2000, Matrix has made available to Berens true and complete copies of: (i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Matrix and its subsidiaries or on behalf of Matrix and its subsidiaries relating to Taxes; and (ii) all material Returns for Matrix and its subsidiaries.

(e) No material deficiencies exist or have been asserted with respect to Taxes or Returns of Matrix and its subsidiaries; neither Matrix nor any of its subsidiaries is a party to any material action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Matrix, its subsidiaries or any of their assets; no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Matrix and its subsidiaries; and the Returns of Matrix and its subsidiaries have not been audited by a government or taxing authority within the last three years, nor is any such audit in process, pending or threatened.

(f) Matrix and its subsidiaries have provided adequate accruals in their financial statements for the year ended December 31, 2002 (or, in either case, such amounts are fully funded) for all pension or other employee benefit obligations of Matrix and its subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Matrix and its subsidiaries.

22. Reporting Issuer Status and Principal Business Corporation

Matrix is a "reporting issuer" in material compliance with all applicable securities laws of British Columbia and Alberta and the Matrix Shares are only listed on the TSX Venture Exchange. Matrix is a "principal business corporation" as defined in subsection 66(15) of the *Income Tax Act* (Canada).

23. Insurance

Policies of insurance in force as of the date hereof naming Matrix as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of Matrix. All such policies of insurance shall remain in force and effect and shall not be canceled or otherwise terminated as a result of the transactions contemplated hereby.

In addition, if prior to the Effective Time Matrix secures directors and officers liability insurance for Matrix's current directors and officers, covering claims made prior to or within two years after the Effective Date which has a scope and coverage substantially equivalent in scope and coverage to that provided to Matrix's current directors and officers insurance policy, at a total cost not in excess of $30,000, then Berens agrees not to take any action, or cause Matrix to take any action, to terminate such insurance.

24. Property

To the knowledge of Matrix, all leases, licenses, permits and other rights to exploit crude oil and natural gas pursuant to which Matrix and/or its subsidiaries (whether as lessee or lessor) are a party are in good standing, valid and effective and there is not, under such leases, any existing or prospective default or event of default or event which, with notice or lapse of time or both, would constitute a default by Matrix and/or is subsidiaries which, individually or in aggregate, would have a Material Adverse Effect on Matrix and in respect to which Matrix and/or its subsidiaries has not taken adequate steps to prevent such default from occurring.

25. Disclosure

Matrix has disclosed to Berens in writing any information regarding any event, circumstance or action taken or failed to be taken which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Matrix or materially and adversely affects the ability of Matrix to consummate the transactions contemplated hereby.

SCHEDULE F

REPRESENTATIONS AND WARRANTIES OF ACQUISITIONCO

As of the date hereof, AcquisitionCo hereby represents and warrants to Matrix as follows and acknowledges that Matrix is relying upon these representations and warranties in connection with its entering into the Agreement:

1. Organization and Qualification

AcquisitionCo is a corporation duly organized and validly existing under the laws of Alberta and has the requisite corporate power and authority to own or lease its property and assets and to carry on its business as it is now being conducted.

2. Authority Relative to this Agreement

AcquisitionCo has the requisite corporate authority to enter into this Agreement and to perform and carry out its obligations hereunder. The execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly authorized by AcquisitionCo's board of directors, and no other corporate proceedings on the part of AcquisitionCo are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by AcquisitionCo and constitutes a legal, valid and binding obligation of AcquisitionCo enforceable against AcquisitionCo in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

3. Capitalization

The authorized share capital of AcquisitionCo consists of an unlimited number of common shares and an unlimited number of preference shares, of which, at the date hereof, 100 AcquisitionCo common shares are issued and outstanding.

Except as set forth above, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by AcquisitionCo of any securities of AcquisitionCo or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of AcquisitionCo, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of AcquisitionCo. All outstanding common shares have been duly authorized and validly issued, are fully paid and non-assessable.

4. Litigation

To its knowledge, there are no actions, suits, proceedings or investigations commenced, contemplated or threatened against or affecting AcquisitionCo at law or in equity, before or by any governmental department, commission, board, bureau, court, agency, arbitrator or instrumentality, domestic, or foreign, of any kind, nor to its knowledge are there any existing facts or conditions which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations, which in any case would prevent or hinder the consummation of the transactions contemplated by this Agreement or which can reasonably be expected to materially adversely affect the business, financial condition, operations, prospects, properties, assets or affairs of AcquisitionCo.

APPENDIX B

INFORMATION CONCERNING BERENS ENERGY LTD.

BERENS ENERGY LTD.

General

Berens was incorporated under the ABCA on March 15, 2002 as "Plurion Systems Limited". On September 10, 2003, Berens amended its articles to change its name to "Berens Energy Ltd." Berens' head and principal office is located at Suite 4305, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2 and its registered office is located at Suite 4500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7.

Berens is not a reporting issuer in any Canadian jurisdiction and neither the Berens Shares nor any other of its securities are listed for trading on any stock exchange.

General Development of the Business

Berens was originally incorporated to be engaged in the development and commercialization of RedOx Technology and to become a participant in the market for high capacity electrical energy storage for utility scale load levelling, transmission line balancing, uninterruptible power supplies, power quality and other emerging applications.

In March 2002, Berens completed a financing for net proceeds of $20,315,000. Berens had principal responsibility for marketing and financing and EDA, under contract to Plurion US through the Development Contract, had principal responsibility for the implementation of the development plan for the RedOx Technology.

In the fall of 2002, the Berens Directors became aware, through communications with EDA, that a number of technical problems and cost increases had been identified, that the budget for development that had been originally forecast would be insufficient to deliver the number and type of demonstrator units contemplated in the original development plan for the RedOx Technology, and that key milestones would not be met within the original time frames. During the second half of 2002, EDA undertook additional development actions to address the technical issues, while at the same time planning to develop a single revised demonstrator battery using compromise components available "off the shelf", with a plan to add the remaining units as described under the Development Contract. By the end of the fall of 2002, management recognized that more time and resources would be required to completely resolve the technical problems and that even the revised single demonstrator unit was becoming increasingly expensive.

As a result of the foregoing, in December 2002, the Berens Directors requested that management initiate an analysis of Berens' proposed business plan, budget and capital resources in order to reassess the status and viability of implementing such plan. This analysis was completed in February 2003, with the result that two significantly differing views as to such status and viability had emerged. It became apparent through this process that there were significant differences of opinion between the Berens Directors and management team who were not affiliated with EDA/AIC ("Independent Management of Berens"), and the Berens Directors and management team who were affiliated with EDA/AIC ("Related Management of Berens"). The differences included opinions as to the ability to successfully meet both emerging and ongoing technological challenges and as to the levels of projected development and manufacturing costs, "go to market costs", sales and cash flow projections and time required to reach positive cash flow. It was recognized that the need to reconsider time lines and costs was mainly due to technology challenges arising in the RedOx Technology development process.

At the conclusion of this process, the Independent Management of Berens had formed the view that the risks now inherent in proceeding with the further development of the RedOx Technology may be too high in relation to the potential for capital enhancement, or benefits, and requested that management investigate the possibility of other, unrelated strategic directions with a more desirable risk versus benefit potential. The Related Management of Berens, at the same time, remained convinced of the opportunity to generate substantial shareholder returns through continued pursuit of the development and exploitation of the RedOx Technology.

Due to the emergence of differing views and potentially conflicting interests of the Independent Management of Berens and the Related Management of Berens, on February 25, 2003, the Berens Directors formed a special committee consisting of Messrs. Philip Swift, Richard Auchinleck, James Mackie and Paul McGarvey, with the mandate of identifying and exploring options available to Berens to maximize shareholder value, negotiating the implementation of the most desirable option with EDA/AIC and, ultimately, recommending a course of action to the Berens Directors (the "Special Committee"). Over the next five (5) weeks, the Special Committee met, analyzed the challenges facing Berens and the potential solutions to such challenges, considered various long-term strategic alternatives and entered into discussions with EDA/AIC in order to seek its views and identify a direction acceptable to it. Through this process, the Independent Management of Berens became committed to the alternative of shifting the business of Berens and its remaining cash resources to oil and gas exploration, development and production being, it was felt, a business with a more desirable risk versus benefit potential.

On March 28, 2003, upon the recommendation of the Special Committee, a non-binding Heads of Agreement was entered into between Berens, Plurion US, EDA and AIC. This document contemplated the Berens Reorganization, being a reasonable compromise that allowed the divergent visions for the future of Berens and Plurion US to proceed separately, with each vision led by the team that believed in such vision, while providing the shareholders the opportunity to participate in both. On April 17, 2003, with the approval of the Berens Directors, the recommendation of the Special Committee was endorsed and the Berens Reorganization Agreement was executed, giving effect to the intentions expressed in the Heads of Agreement. On May 15, 2003, the shareholders of Berens approved the Berens Reorganization and Berens ceased to be engaged in the development and commercialization of RedOx Technology. Berens resolved to focus its efforts on oil and gas exploration and development in Western Canada.

Since the completion of the Berens Reorganization, Berens has been focused on identifying and evaluating possible combinations.

On September 29, 2003, Berens entered into the Arrangement Agreement providing for a business combination of Berens and Resolution pursuant to a plan of arrangement under the ABCA. Subject to and upon completion of the Resolution Arrangement, Resolution will be a wholly-owned subsidiary of Berens and then will be combined with Berens and the former holders of common shares of Resolution (other than those holders of common shares of Resolution who are also dissenting shareholders) will receive cash of $0.34 and 0.465 of one Berens Share for each common share of Resolution held. In addition, pursuant to the Resolution Arrangement, each outstanding stock option to acquire common shares of Resolution will be exercised prior to the completion of the Resolution Arrangement or terminated upon the Resolution Arrangement by payment of the amount equal to $0.84 less the exercise price per option of Resolution multiplied by the number of common shares of Resolution subject to such stock options.

Corporate Strategy

Upon completion of the Resolution Arrangement and the Amalgamation, Berens will focus on developing the combined entity's undeveloped land and drilling opportunities. Berens believes that the combined assets will provide a solid cash flow and a borrowing base that will enable Berens to fund and develop an active capital program on Resolution's and Matrix's core properties, which are in close proximity to each other. Berens will continue to evaluate and consider additional land, property and corporate acquisitions that are adjacent to and compatible with the combined properties and Berens' corporate strategy.

Berens intends to attain value for its shareholders through an aggressive but strategic balance of production optimization, development, exploration, and acquisitions. Berens intends to focus on three or four core areas and may engage in swaps and dispositions of existing assets to better focus its activities. The combined entity's existing asset base will be evaluated and either expanded, optimized, swapped or sold to meet Berens' corporate strategy.

Berens management believes that the greatest return can be achieved through the drill bit and its initial strategy will be to quickly develop an inventory of land and drilling opportunities by focusing on land sales, farm-ins and strategic synergistic acquisitions. Acquisition opportunities complimentary to Berens' development and exploration activities will be evaluated and considered on an ongoing basis. Preferred areas for future farm-ins, land acquisitions and drilling are in the central and west central regions of Alberta. Berens management believes that the multi-zone areas in the central and west central regions of Alberta will deliver longer life reserve assets.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

Berens has had no active business since May 15, 2003, but has been involved in the identification of potential transactions to commence oil and gas operations including, the negotiation and entering into of the Arrangement Agreement.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information with respect to periods indicated below, which has been derived from and should be read in conjunction with the financial statements of Berens and related notes contained in Appendix C to the Information Circular.

Annual Financial Information

The following is a summary of selected financial information of Berens for the periods indicated.

	Six Months Ended June 30, 2003(2)	**Year Ended December 31, 2002**(2)
	(unaudited)	(audited)
	(thousands of dollars except per share amounts)	
Total revenue	141	301
Net earnings (loss)	(3,066)	(9,060)
Per Share - basic(1)	(0.17)	(0.47)
Per Share - diluted(1)	(0.17)	(0.47)
Cash flow from operations	(2,992)	(9,019)
Per Share - basic(1)	(0.17)	(0.47)
Per Share - diluted(1)	(0.17)	(0.47)
Total assets	8,143	12,694
Long-term debt	Nil	Nil
Shareholders' equity	8,142	11,655

<u>Notes</u>:

(1) Basic and diluted numbers have not been restated. See "Management's Discussion and Analysis" in this Appendix B.

(2) Since Berens' inception, its only active business has been the development and commercialization of the RedOx Technology. Accordingly, pro forma historical financial statements reflecting the Berens Reorganization would not reflect any active business activity and as such have not been prepared. The information as at June 30, 2003, does not take into account Berens' discontinued operations.

DIVIDEND RECORD AND POLICY

Berens has not declared or paid any dividends on any shares since its incorporation, and does not foresee the declaration or payment of any dividends on the Berens Shares in the near future. Any decision to pay dividends on the Berens Shares will be made by the Berens Directors on the basis of Berens' earnings, financial requirements and other conditions existing at such future time and which the Berens Directors consider appropriate in the circumstances.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion and analysis, provided by the management of Berens, should be read in conjunction with the financial statements of Berens contained in Appendix C to this Information Circular.

Comparison of the Six Months Ended June 30, 2003 and June 30, 2002

General

On May 15, 2003, the shareholders of Berens approved the Berens Reorganization and Berens ceased to be engaged in the development and commercialization of RedOx Technology. Berens Directors and management determined to use its remaining cash to build an oil and natural gas exploration and development company in Western Canada.

Revenue

For the six months ended June 30, 2003, revenue consisted of interest income from investments in short term interest bearing investments. Revenue in the six month period ended June 30, 2003, was significantly higher than the same period in 2002 as a result of an equity financing of $20.3 million that was completed in March 2002 to fund research and development. Significant cash balances existed for only one half of the 2002 period compared to 2003 due to the timing of the equity financing.

Expenses

Development costs continued to be incurred until the Berens Reorganization. Development costs in the six months ended June 30, 2003, were 54% higher than in the six month period ended June 30, 2002, as the June 30, 2002 period had reduced activity as the development of the RedOx Technology was in its early stages and capital was limited until the March 2002 equity financing of $20.3 million.

Salaries increased significantly for the six month period ended June 30, 2003, compared to the same period in 2002 as Berens increased the size of its staff during the latter part of 2002 to develop markets and manufacturing for the development of the RedOx Technology.

General and administrative costs for the six month period ended June 30, 2003, were only 9% of the costs incurred for the same period in 2002. During the June 30, 2002 period, significant costs were incurred relating to the inception of Berens, the assumption of the battery development business and the initial marketing and raising of capital in February and March 2002.

Accounting and legal expenses for the six month period ended June 30, 2003, were 729% higher than in the six month period ended June 30, 2002 due to significant legal costs incurred to complete the Berens Reorganization.

Income and Capital Taxes

Taxes for the six month period ended June 30, 2003, related to capital taxes. Due to the losses Berens incurred in 2002 and 2003 no income taxes were payable. As at June 30, 2003, Berens had accumulated operating losses of $11.5 million. There is uncertainty as to the recovery of these losses from Berens future income and accordingly, a full valuation allowance was recorded against future tax assets as at June 30, 2003.

Assets and Liabilities

The assets of Berens as at June 30, 2002, were comprised primarily of the remaining cash from the March 2002 equity financing. All historical research and development expenses were expensed as the development of the RedOx Technology had not been commercialized by the completion of the Berens Reorganization.

Liquidity and Capital Resources

As at June 30, 2003, Berens had an $8.0 million cash balance. Berens had no credit facilities in place. Since the Berens Reorganization, Berens' focus has been to assemble an oil and gas technical team to review and evaluate possible business combinations in the Western Canada sedimentary basin. Monthly costs for the ongoing analysis of opportunities are estimated to be $65,000.

Discussion of the Year Ended December 31, 2002

General

The financial statements for the year ended December 31, 2002 and comparative figures for the year ended December 31, 2001 have been prepared on a continuity of business basis as though the battery development business of Berens that was acquired on the incorporation of Berens on March 15, 2002, had been in continuous existence as part of Berens from its outset.

Berens is an early development stage company without operating revenues. Berens has incurred significant losses to date due to expenditures on research and development.

Revenue

Revenue consisted of interest income from investments in short term interest bearing investments. Revenue in 2002 was significantly higher than in 2001 as an equity financing of $20.3 million was completed in March 2002 to fund research and development. The majority of these funds remained invested throughout 2002 as the development of the RedOx Technology continued. Cash balances in 2001 were nominal.

Operating Expenses

Operating expenses consisted primarily of research and development expenses related to the development of the RedOx Technology. Research and development work was conducted under a Master Services Agreement with EDA. Berens management reviewed and approved all invoices for work done in respect of the RedOx Technology. Research and development costs were 197% higher in 2002 compared to 2001 as the development of the RedOx Technology increased significantly with the completion of the equity financing in March 2002.

Operating expenses related to general and administrative, salaries and benefits, accounting and legal and consulting for 2002 were incurred as Berens began to conduct marketing efforts and initiate supplier contracts for the development of early commercial stage manufacturing of the RedOx Technology. There were nominal expenses for these items in 2001 as the development of the RedOx Technology was in its very early stages.

Income and Capital Taxes

Taxes for 2002 relate to capital taxes. Due to the losses Berens incurred in 2001 and 2002 no income taxes are payable. As at December 31, 2002, Berens had accumulated operating losses of CDN$8.6 million (2001 – nil) and operating losses of US$2.2 million (2001 - $1.0 million). Due to the uncertainty as to the recovery of these losses from future income, a full valuation allowance was recorded against future tax assets.

Assets and Liabilities

The assets of Berens as at December 31, 2002, were comprised primarily of the remaining cash from the March 2002, equity financing. All research and development expenses were expensed as incurred as the development of the RedOx Technology had not been commercialized by the completion of the Berens Reorganization, and there was no assurance that a commercial product would be available in the future.

Capital assets were primarily prototype manufacturing equipment.

Liquidity and Capital Resources

As at December 31, 2002, Berens had an $11.9 million cash balance. Berens had no credit facilities in place. Berens activities consisted primarily of expenditures on research and development of the RedOx Technology and the cost of developing a market and supplier chain for future early stage and full scale production.

CAPITALIZATION

The following table sets forth the capitalization of Berens as at December 31, 2002 and as at June 30, 2003, both before and after giving effect to the completion of the Resolution Arrangement, the Berens Private Placement and the Amalgamation. See also the pro-forma financial statements of Berens contained in Appendix H to the Information Circular.

Description	Authorized	As at December 31, 2002 (audited)	As at June 30, 2003 (unaudited)	As at June 30, 2003 After Giving Effect to the Resolution Arrangement, the Berens Private Placement and the Amalgamation
Berens Shares	Unlimited	$23,588,580 (11,399,000 Berens Shares)	$19,724,262 (1) (11,399,000 Berens Shares)	$56,263,881 (43,781,318 Berens Shares)(5)
Preferred Shares	Unlimited	Nil	Nil	Nil
Special Voting Shares	7,740,000(3)	$10,000 (7,734,000 Special Voting Shares)	Nil	Nil
Berens Warrants	N/A	Nil	Nil (5,699,498 Berens Warrants)(2)	Nil(4)
Bank Debt		Nil	Nil	Nil

<u>Notes</u>:

(1) Reflects the reduction to the stated capital of Berens in the amount of $491,782 and reduction of the carrying value of Berens' investment in Plurion US in the amount of $3,362,626, as recorded in Berens' audited financial statements for the year ended December 31, 2002.

(2) Each Berens Warrant gives the holder the right to acquire one Berens Share in connection with any subsequent Berens financing for proceeds of $2 million or more at an exercise price of $1.00 per Berens Share.

(3) On September 25, 2003, the articles of Berens were amended to delete the special voting shares.

(4) The Berens Warrants expired on November 7, 2003.

(5) Does not include 1,435,000 Berens Shares reserved for issuance pursuant to outstanding Berens Options.

PRINCIPAL SHAREHOLDERS

As at the date of the Information Circular and to the knowledge of the directors and senior officers of Berens, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Berens carrying more than 10% of the voting rights attached to any class of voting securities of Berens issued except as set forth below:

Name and Municipality of Residence	Type of Ownership	Number of Berens Shares	Percentage of Berens Shares Outstanding
ARC Canadian Energy Venture Fund 3 Calgary, Alberta	Indirect	1,800,000	15.79%

DIRECTORS AND OFFICERS

Name, Address, and Security Holdings

The names, municipalities of residence of the directors and officers of the Corporation, their positions and offices held with Berens, their principal occupations during the past five years and their shareholdings as at the date hereof are as follows:

Name and Municipality of Residence[4]	Position with Berens	Present Occupation and Positions Held During Last Five Years	Director Since	Number of Berens Shares Owned[1]
Robert D. Steele Calgary, Alberta	Chief Executive Officer and Director	Chief Executive Officer of Berens since March, 2002; prior thereto, Chief Executive Officer, President and a Director of Stellarton Energy Limited since 1996.	March, 2002	513,047
Dan F. Botterill Calgary, Alberta	President and Chief Operating Officer	Mr. Botterill joined Berens on July 2, 2003; prior thereto, Senior Vice President of Samson Canada Ltd. since 1997.	n/a	250,000
Paul McGarvey[3] Calgary, Alberta	Director	Independent businessman since 2002; prior thereto, Registered Representative with J.F. Mackie & Company (Investment Dealers) since 2001; prior thereto, Energy Analyst and Director with Newcrest Capital (Investment Dealers) since 1998; prior thereto, Energy Analyst and Partner with Griffiths McBurney and Partners (Investment Dealers) since 1995.	March, 2002	213,745
Philip Swift[2] Calgary, Alberta	Director	Founding partner (1989) and Co-Chairman of ARC Financial Limited.	May, 2002	126,000
Jim Conroy Calgary, Alberta	Director	Managing partner, Conroy Ross Partners Limited since 1997.	July, 2003	100,000
Dell P. Chapman Calgary, Alberta	Vice President Finance, Chief Financial Officer	Mr. Chapman has been the Vice President, Finance and Chief Financial Officer of Berens since June 2003; prior thereto Vice President Finance and Chief Financial Officer, Technicoil Corporation from 2001 to 2002 and Vice President, Finance and Chief Financial Officer of Stellarton Energy Corporation from 1997 to 2001.	n/a	90,000
R. Vance Milligan, Q.C., Calgary, Alberta	Secretary	Partner, Bennett Jones LLP (law firm).	n/a	Nil

<u>Notes</u>:

(1) The information as to Berens Shares beneficially owned, not being within the knowledge of Berens or Matrix, has been furnished by the respective persons individually.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.
(4) After the completion of the Resolution Arrangement, Raymond P. Antony will be appointed a director of Berens. See Appendix D – Information Concerning Resolution Resources Ltd. – "Directors and Officers".

The term of office of each director will expire at the end of the next annual meeting of shareholders of Berens or upon earlier resignation. As of the date hereof, the directors and officers of Berens, as a group, beneficially own, directly or indirectly, 481,535 Berens Shares or approximately 4.2% of the issued and outstanding Berens Shares.

Cease Trade Orders or Bankruptcies

No director, officer or controlling shareholder of Berens has, within the past ten years, been a director or officer of any other issuer that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions under Canadian securities legislation for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No director, officer or controlling shareholder of Berens or a personal holding company of any such person has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold such person's assets.

Penalties or Sanctions

No director, officer or controlling shareholder of Berens has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors and officers of Berens are associated with other reporting issuers or other corporations which may give rise to conflicts of interest. In accordance with the ABCA, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with Berens are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of Berens. Certain of the directors of Berens have either other employment or other business or time restrictions placed on them and accordingly, these directors of Berens will only be able to devote part of their time to the affairs of Berens.

Management

Additional information in respect of the directors and senior management of Berens is set out below:

Robert D. Steele, BA, BSc, PEng, Chief Executive Officer and a Director

Robert D. Steele, age 56, has over 30 years of experience in exploration, production and oil field service. He has held progressive appointments at Imperial Oil Limited/Esso Resources Canada and Canadian Hunter Exploration Ltd. over a 25-year period. Subsequently, Mr. Steele went on to found Stellarton Energy Corporation for which he was President and Chief Executive Officer from 1994 to 2001, when it was sold to Tom Brown Resources Ltd. Mr. Steele joined Berens as its Chief Executive Officer. Mr. Steele brings experience in starting-up and building companies, the financial communities, and public markets. Mr. Steele earned a Bachelor of Arts and a Bachelor of Science in Electrical Engineering from the University of Saskatchewan.

Dan F. Botterill, BSc, PEng, President and Chief Operating Officer

Dan F. Botterill, age 48, joined Berens on July 2, 2003 and was formerly Senior Vice President of Samson Canada Ltd., a private oil and gas company. During his term, Samson Canada grew through profitable development, exploration and acquisitions from 7,000 to 20,000 boed. Mr. Botterill has over 25 years of successful experience in oil and gas acquisitions, production, and exploration.

Dell P. Chapman, C.A., CFA, Vice President, Finance and Chief Financial Officer

Dell P. Chapman, age 46, has been the Vice President, Finance and Chief Financial Officer of Berens since June 2003. Mr. Chapman was the Vice President, Finance and Chief Financial Officer of Stellarton Energy Corporation from 1997 to 2001. Stellarton Energy Corporation grew from a startup with no production in 1995 to 6,500 boed when it was sold.

Paul McGarvey, BE, MIE, Director

Mr. McGarvey, age 52, has 30 years of experience in both the investment and industrial fields. During the last 20 years, Mr. McGarvey has been an analyst for the oil & gas sector with two energy firms and five different investment dealers and was a director of three of these firms. He is currently a director of Segue Energy, a private oil & gas company and Yankee Valley Estates, a private real estate developer. Mr. McGarvey has also held various positions in both product and manufacturing process development primarily in the automotive industry. He holds a Bachelor of Engineering (Mechanical) and a Masters of Industrial Engineering both from UCD, Dublin, Ireland.

Philip Swift, B. Sc. MBA, Director

Mr. Swift, age 51, was a founder of ARC in January 1989. Prior to ARC, he worked for six years with other Canadian investment dealers and has seven years of additional experience in resource industries. He is also a member of ARC Financial's Investment Committee. Mr. Swift is also a past member of the board of directors of ARC STRATEGIC Energy Fund, Avalanche Energy Corporation, Berkley Petroleum Corp., Passage Energy Inc., Stellarton Energy Corp., and Sterling Resources Ltd.

Jim Conroy, B.A., Director

Mr. Conroy, age 58, is a co-founder of Conroy Ross Partners Limited, a retainer-based executive search and management consulting firm that was started in 1994. He is currently the President and Managing Partner of the firm and he has been in the executive search business for the past 15 years. Prior to his consulting career, Mr. Conroy spent 16 years in the domestic and international oil and gas drilling industry, managing operating divisions in the United Kingdom, the United States, Peru and Canada. Mr. Conroy is a graduate of the University of Western Ontario.

Raymond P. Antony, C.A., Proposed Director

Mr. Antony, age 51, is currently the President and Chief Financial Officer of Resolution and the President of DCR Investments Inc., which provides services to several companies which are listed on TSX-V and the TSX. Currently, he is a director of First Calgary Petroleums Ltd. (TSX), Adulis Resources Inc. (TSX-V), Ensel Corporation (TSX-V), Wellco Energy Services Inc. (TSX-V) and Sherwood Mining Corporation (TSX-V). During the period 1997 to 2001, Mr. Antony was the President of two private oil and gas companies which were recently acquired by TSX listed companies.

EXECUTIVE COMPENSATION

For the purposes of this statement "Executive Officer" of Berens means the Chairman and any Vice-Chairman of the board of directors, where that person performs the functions of such officer on a full time basis, the President, any Vice President in charge of a principal business unit such as sales, finance or production, and any officer of Berens or of a subsidiary who performs a policy making function in respect of Berens whether or not such officer is also a director of Berens or its subsidiaries. "Named Executive Officer" means the chief executive officer of Berens and each Executive Officer who earned over $100,000 in total salary and bonus during the most recently completed financial year for services rendered to Berens or a subsidiary of Berens.

As at the date hereof, Berens has three Executive Officers. One of the Executive Officers of Berens is also a director of Berens. The aggregate cash compensation, including salaries, fees (including director's fees), commissions, bonuses paid for services rendered, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned, paid to the Executive Officers, by Berens and its subsidiaries for services rendered during the financial year ended December 31, 2002 was $209,567. Other than as herein set forth, Berens did not pay any additional compensation to its Executive Officers (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full-time employees).

Compensation of Named Executive Officers

The following table sets forth compensation information for the Named Executive Officers of Berens for the periods indicated.

Summary Compensation Table

					Long-Term Compensation			
		Annual Compensation			Awards		Payouts	
Name and Position of Principal	Year Ended December 31,	Salary[1] ($)	Bonus	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares/ Units Awarded (#)	LTIP [2] Payouts ($)	All Other Compensation ($)
Robert D. Steele, Chief Executive Officer	2002	99,167	-	2,400[3]	175,000[4]	-	-	-
Dr. Stephen R. Clarke, President[7]	2002	-[5]	-	-	100,000[4]	-	-	-
Fred R. Hutchings, Chief Operating Officer[7]	2002	108,000[6]	-	-	100,000[4]	-	-	-

__Notes__:

(1) Salary paid during the year ended December 31, 2002 was payable in respect of the period from March, 2002 until December 31, 2002.

(2) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans.

(3) Consists of allowance of $300.00 per month paid to Mr. Steele for parking, which was paid for the last eight (8) months of the year ended December 31, 2002.

(4) Options issued to each of the Named Executive Officers of Berens are exercisable into Berens Shares upon payment to Berens of Cdn.$1.00 per Berens Share on or before July 20, 2007. Each such option vests as to one-third (1/3) on each of the first, second and third anniversaries of the date of grant. All of Messrs. Clarke's and Hutchings' options were terminated on May 15, 2003, immediately upon their resignations in connection with the Berens Reorganization.

(5) No compensation was paid to Dr. Clarke by Berens. Dr. Clarke's employment compensation was paid by EDA.

(6) Mr. Hutchings' compensation was paid to Cavendish Investing Ltd., a private capital corporation, through which his services were provided to Berens.

(7) As a result of the Berens Reorganization, effective May 15, 2003, Dr. Clarke and Mr. Hutchings have resigned as officers of Berens.

Stock Options

A total of 375,000 stock options were granted during the year ended December 31, 2002 to the Named Executive Officers.

The following table sets forth information regarding exercised share options and outstanding share options of the Named Executive Officers during the year ended December 31, 2002.

Aggregate Option Exercises in the Year and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value[1] Realized ($)	Unexercised Options/SARs at December 31, 2002 (#) Exercisable / Unexercisable	Value of Unexercised in-the-money Options/SARs [1] ($) Exercisable/Unexercisable
Robert D. Steele, Chief Executive Officer	Nil	Nil	Nil/175,000	- / -
Dr. Stephen R. Clarke, President	Nil	Nil	Nil/100,000[2]	- / -
Fred R. Hutchings, Chief Operating Officer	Nil	Nil	Nil/100,000[3]	- / -

Notes:

(1) There is no public market for the Berens Shares.
(2) All of Mr. Clarke's options were terminated on May 15, 2003, immediately upon his resignation in connection with the Berens Reorganization.
(3) All of Mr. Hutchings options were terminated on May 15, 2003 immediately upon his resignation in connection with the Berens Reorganization.

Termination of Employment or Change of Control

No Executive Officer has an employment contract or other arrangement with Berens that provides for compensation in the event of termination of employment with Berens or any of its subsidiaries (whether as a result of resignation, retirement or a change of control) or from a change in responsibilities following a change in control of Berens or any of its subsidiaries except for Mr. Robert D. Steele, who has entered into an executive employment agreement with Berens dated June 20, 2002. Such agreement provides that upon termination of employment by Berens or upon the happening of a change of control, Mr. Steele shall receive a sum equal to: (a) 1.12 times his gross salary for the month immediately preceding such termination or change of control, multiplied by a factor of 12; and (b) the simple average of his annual performance bonus (if any) during the two completed fiscal years preceding the termination or change of control. Such factor of 12 shall increase by two for each subsequent full year that Mr. Steele is employed by Berens to a maximum of 18.

Compensation of Directors

Berens, currently has four (4) directors, one (1) of whom is also an Executive Officer (as defined in "Executive Compensation"). No cash remuneration was paid to any of the Berens Directors, in their capacities as directors, during the year ended December 31, 2002. During 2002, 250,000 stock options were granted to five directors who were not Executive Officers, at an exercise price of $2.75 per Berens Share. On June 25, 2003 the Berens Directors approved a reduction to the exercise price of all outstanding options to $1.00 per Berens Share.

In addition, Berens had no arrangements, standard or otherwise, pursuant to which directors are compensated for their services in their capacity as directors, consultants, experts, or for committee participation or special assignment by Berens or its subsidiaries during the most recently completed financial year. Berens Directors are reimbursed for miscellaneous out-of-pocket expenses in carrying out their duties as directors. Berens Directors are also eligible to participate in Berens stock option plan.

Other Compensation

Other than as set forth herein, Berens has not paid any additional compensation to its Executive Officers or directors since the date of incorporation. The aggregate value of all other compensation, including personal benefits paid to Berens' Named Executive Officers during the year ended December 31, 2002, does not exceed 10% of the aggregate cash compensation paid to such executives.

R. Vance Milligan, Q.C., an officer of Berens, is a partner of the law firm Bennett Jones LLP, which firm has provided and continues to provide legal services to Berens in the ordinary course of business.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Since incorporation, no director, or senior officer of Berens has been indebted to Berens or any of its subsidiaries, nor has any officer or director of Berens been indebted to another entity which indebtedness is the subject of a guarantee, supporting agreement, letter of credit or other similar arrangement or understanding provided by Berens or any of its subsidiaries.

STOCK OPTION PLAN

On March 25, 2002, the Berens Directors approved a stock option plan for Berens and, following review and recommendation by the compensation committee of the Berens Directors, on June 20, 2002, the Berens Directors approved an amended and restated stock option plan (the "Plan"), pursuant to which options to acquire Berens Shares may be granted to the directors, officers and employees of Berens and to service providers retained by Berens. Under the Plan, the Berens Directors are authorized to grant options to purchase Berens Shares to eligible persons.

The aggregate number of Berens Shares issuable upon the exercise of options granted under the Plan at any time may not exceed 1,913,300 Berens Shares. The period during which an option granted under the Plan is exercisable may not exceed five years from the date such option is granted unless otherwise specifically provided by the Berens Directors. The price at which Berens Shares may be acquired upon the exercise of an option shall be fixed by the Berens Directors at the time that the option is granted. If the Berens Shares are listed for trading on a stock exchange at the time that an option is granted, the exercise price of such option shall not be less than the closing price of the Berens Shares on such stock exchange upon which the Berens Shares are listed on the first day of preceding the date of grant.

Subject to the foregoing restrictions, and certain other restrictions set forth in the Plan, the Berens Directors are authorized to provide for the granting of options and the method of exercise of options granted under the Plan. Options granted under the Plan are non-assignable and are subject to early termination in the event of the death of a participant or in the event a participant ceases to be an officer, director, employee of, or service provider to Berens, as the case may be. All stock options that have been granted by Berens as at the date hereof vest and become exercisable as to one third of the total number of Berens Shares issuable thereunder on each of the first, second and third anniversaries of the date of grant. All unvested options will vest and become exercisable within ninety (90) days of a "change of control" of Berens, as such term is defined in the Plan.

An aggregate of 375,000 options were granted at an exercise price of $2.75 per Berens Share during the year ended December 31, 2002 to Executive Officers. Each such option expires on July 20, 2007 and vests as to one-third (1/3) on each of the first, second and third anniversaries of the date of grant. 100,000 options were terminated on May 15, 2003 immediately upon the resignation of Dr. Stephen R. Clarke (former President of Berens) in connection with the Berens Reorganization and Plurion US. Fred R. Hutchings (former Chief Operating

Officer of Berens) also resigned in connection with the Berens Reorganization, causing the termination of 100,000 options. On June 25, 2003, the Berens Directors approved a reduction to the exercise price of all outstanding options to $1.00 per Berens Share.

As at the date hereof, options entitling the Executive Officers to acquire an aggregate of 725,000 Berens Shares have been granted. No options have been exercised, cancelled or expired since the date of grant thereof.

As at the date of this Information Circular, options entitling the directors, officers and employees to acquire an aggregate of 1,435,000 Berens Shares were outstanding as follows:

Optionee	Number of Berens Shares Under Option	Date of Grant	Exercise Price Per Berens Share	Expiry Date
Three (3) Directors who are not also Executive Officers of Berens	150,000 225,000	July 20, 2002 June 25, 2003	$1.00 $1.00	July 20, 2007 June 25, 2008
Three (3) Executive Officers of Berens(1)	175,000 325,000 225,000	July 20, 2002 June 25, 2003 July 3, 2003	$1.00 $1.00 $1.00	July 20, 2007 June 25, 2008 July 3, 2008
Three (3) Employees of Berens	15,000 170,000 150,000	June 20, 2002 July 3, 2003 August 1, 2003	$1.00 $1.00 $1.00	June 30, 2008 July 3, 2008 August 1, 2008
Total	1,435,000			

Note:

(1) The three Executive Officers of Berens have been granted an aggregate of 725,000 options.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, or principal holder of Berens Shares, or any associate or affiliate of the foregoing has, or has had, any material interest in any transaction within the last three years or any proposed transaction that has materially affected, or will materially affect, Berens or any of its affiliates, except as set forth below and elsewhere in the Information Circular.

DESCRIPTION OF SHARE CAPITAL

Berens is authorized to issue an unlimited number of Berens Shares and an unlimited number of preferred shares ("Preferred Shares"), issuable in series. As at the date hereof, Berens has 17,799,000 Berens Shares and no Preferred Shares issued and outstanding. Assuming that: (a) all shareholders of Resolution exchange their common shares of Resolution for Berens Shares pursuant to the Resolution Arrangement; (b) a total of 17,799,000 Berens Shares are outstanding; (c) 34,119,239 common shares of Resolution and 1,935,000 stock options of Resolution are outstanding on the effective date of the Resolution Arrangement and (d) no other securities of Berens exercisable or convertible into Berens Shares which are outstanding on the effective date of the Resolution Arrangement have been exercised or converted, there will be approximately 33,664,446 Berens Shares and options to purchase up to 1,435,000 Berens Shares, issued and outstanding immediately following the effective time of the Resolution Arrangement. Former holders of Resolution common shares and stock options will hold approximately 15,865,446 Berens Shares representing approximately 47% of the issued and outstanding Berens Shares after giving effect to the Resolution Arrangement and the assumptions noted above.

Berens Shares

Subject to the provisions of the ABCA, the holders of Berens Shares are entitled to receive notice of, to attend and to vote at all meetings of Shareholders (other than a meeting of a class or series of shares other than Berens Shares) and are entitled to one vote, in person or by proxy, for each Berens Share held.

Subject to the payment of preferential dividends, if any, on the Preferred Shares, the holders of the Berens Shares are entitled to receive, if, as and when declared by the Berens Directors, equally share for share, dividends at such rate and payable on such date as may be determined from time to time by the Berens Directors.

Subject to the preferential rights, if any, attaching to the Preferred Shares, on the liquidation, dissolution or winding-up of Berens, or any other distribution of the assets of Berens among its shareholders for the purpose of winding-up its affairs, the holders of the Berens Shares are entitled to participate rateably in any distribution of the remaining property and assets of Berens.

Preferred Shares

The Preferred Shares are issuable in series. Subject to the articles of incorporation of Berens, the Berens Directors are authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Preferred Shares. The Preferred Shares rank prior to the Berens Shares with respect to dividends and return of capital on dissolution. Except with respect to matters as to which the holders of Preferred Shares are entitled by law or pursuant to a resolution of the Berens Directors to vote as a class or series, the holders of Preferred Shares will not be entitled to receive notice of or attend and vote at meetings of shareholders of Berens. The Preferred Shares or any series thereof may be made convertible into Berens Shares.

PRIOR SALES OF SECURITIES

In the past 12 months, Berens completed the Berens Private Placement.

PRICE RANGE AND TRADING VOLUMES OF BERENS SHARES

The Berens Shares are not presently listed on any stock exchange or trading system.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Berens are Ernst & Young LLP, 1000, 440 – 2nd Avenue SW, Calgary, Alberta.

Berens acts as its own registrar and transfer agent.

MATERIAL CONTRACTS

Except for contracts contemplated in the Information Circular or entered into in the ordinary course of business, the only contracts entered into by Berens in the two years immediately prior to the date hereof which can reasonably be regarded as presently material are the following:

1. The Arrangement Agreement;
2. Reorganization Agreement between Berens, Plurion US, EDA and AIC dated April 17, 2003;
3. Proxy Agreement between Berens and AIC dated April 17, 2003;
4. Transfer Agreement between Berens, Plurion US, EDA and AIC dated May 15, 2003;
5. The Berens Warrants dated May 15, 2003;

6. Non-Compete Agreement between Berens and Plurion US, dated May 15, 2003;

7. Release of EDA and AIC by Berens, dated May 15, 2003;

8. Directors' Indemnity between Berens, Plurion US, EDA and AIC, dated May 15, 2003; and

9. Engagement Letter between Berens and Ernst & Young LLP dated March 15, 2002 with respect to auditing and financial services to be provided to Berens.

Copies of the aforementioned agreements are, or will be, available for inspection at the registered office of Berens, located at Suite 4500, Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta (Attention: R. Vance Milligan, Q.C.) during ordinary business hours prior to the Meeting and for a period of thirty (30) days thereafter.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings involving Berens or its assets as of the date hereof which management of Berens believes to be material to Berens, nor are any such proceedings known by Berens to be contemplated.

LEGAL MATTERS

Certain legal matters relating to the Resolution Arrangement and the Amalgamation have been or will be passed upon by Bennett Jones LLP, on behalf of Berens. As at the date hereof, the partners and associates of Bennett Jones LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Berens Shares, less than 1% of the outstanding Resolution Shares and less than 1% of the outstanding Common Shares of Matrix.

PROMOTERS

Robert D. Steele and Dell P. Chapman are the promoters of Berens. For information as to the number and percentage of Berens Shares beneficially owned, directly or indirectly, or over which control is exercised, by the promoters, or for other information in relation to the promoters, please see "Directors and Officers".

FINANCIAL STATEMENTS OF BERENS

The audited financial statements for Berens as at and for the year ended December 31, 2002 together with the auditors' report thereon, and the unaudited financial statements as at and for the six months ended June 30, 2003 are contained in Appendix C to the Information Circular.

APPENDIX C

BERENS FINANCIAL STATEMENTS

Plurion Systems Limited

Financial Statements

June 30, 2003
(unaudited)

Plurion Systems Limited
Balance Sheet
(unaudited)

	June 30, 2003	December 31, 2002
ASSETS		
Current		
Cash and cash equivalents	$8,047,013	$11,856,888
Interest and other receivables	45,087	83,354
Prepaid expenses and other assets	6,143	408,769
	8,098,243	12,349,011
Capital assets	45,172	335,009
Investment in Plurion Systems Inc.	-	3,362,626
	$8,143,415	$16,046,645
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued charges	$1,846	$1,034,357
Taxes payable	-	4,039
	1,846	1,038,396
Shareholders' equity		
Capital stock	19,724,262	23,578,581
Special voting shares	-	10,000
Deficit	(11,582,693)	(8,580,332)
	8,141,569	15,008,249
	$8,143,415	$16,046,645

Plurion Systems Limited
Statement of Operations and Deficit
(unaudited)

	Six Months ended June 30, 2003	Four Months Ended June 30, 2002
Revenue		
Interest and other income	$141,086	$49,861
Expenses		
Research and development costs	2,170,568	1,411,824
General and administrative	147,886	1,616,080
Salaries and benefits	224,329	40,178
Accounting and legal	539,413	64,937
General consulting	22,411	38,841
Amortization	20,621	3,934
Foreign currency translation loss	22,170	0
	3,147,398	3,175,794
Loss before tax	(3,006,312)	(3,125,933)
Tax expense	5,961	0
Net loss for the period	(3,012,273)	(3,125,933)
Deficit, beginning of period	(8,580,332)	-
Deficit adjustment	9,912	-
Deficit, end of period	$(11,582,693)	$(3,125,933)

DMSLegal\049347\00026\1637617v2

Plurion Systems Limited
Statement of Cash Flow
(unaudited)

For the Six Month Period Ended:

	June 30, 2003
OPERATING ACTIVITIES	
Net loss for the period	$(3,012,273)
Less items not involving cash	
Amortization	20,621
	(2,991,652)
Change in non-cash working capital items	(595,658)
	(3,587,310)
INVESTING ACTIVITIES	
Purchase of capital assets	(222,565)
Net decrease in cash	(3,809,875)
Cash and short term investments, opening balance	11,856,888
Cash and short term investments, closing balance	$8,047,013

Plurion Systems Limited

Notes to Financial Statements
(unaudited)

1. Basis of Presentation
The interim financial statements of Plurion Systems Limited (the "Company") have been prepared following the same accounting policies and methods of computation as the financial statements of the Company for the year ended December 31, 2002. These interim financial statements should be read in conjunction with the financial statements and notes thereto in the Company's annual audited financial statements for the year ended December 31, 2002.
Comparative information on the statement of operations is provided for the 4 month period ended June 30, 2002.

2. Share Capital
Six Months ended June 30, 2003

	Number	Amount
Common shares		
Balance beginning of period	19,133,000	$23,578,581
Relinquishment of exchangeable shares pursuant to May 15, 2003 reorganization	(7,734,000)	-
Distribution of Plurion Systems Limited Investment in Plurion Systems Inc. pursuant to May 15, 2003 reorganization. This distribution was recorded as a return of capital and the investment in Plurion Systems Inc. was written off to the shareholders' equity account.	-	(3,854,320)
Balance end of period	11,399,000	$19,724,261

3. Stock Options
Six Months ended June 30, 2003
The company has a stock option plan under which 1,913,000 common shares have been reserved for options to be distributed to directors, officers, employees and consultants to the Company with terms established by the board of directors.

	Number	Strike price
Stock options		
Balance beginning of period	690,000	$2.75
Cancelled	(300,000)	$2.75
Balance end of period	390,000	$2.75

Consolidated Financial Statements

Plurion Systems Limited
(a development stage company)
December 31, 2002 and 2001

AUDITORS' REPORT

To the Shareholders of
Plurion Systems Limited
(a development stage company)

We have audited the consolidated balance sheet of **Plurion Systems Limited (a development stage company)** as at December 31, 2002 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements for the preceding year and the cumulative financial information from inception are unaudited.

Ernst & Young LLP

Calgary, Canada
February 7, 2003

Chartered Accountants

Plurion Systems Limited
(a development stage company)

CONSOLIDATED BALANCE SHEET

[See Development Stage Enterprise and Going Concern Uncertainty - Note 1]

As at December 31

	2002 $	2001 $ (unaudited)
ASSETS		
Current		
Cash and cash equivalents	**11,866,618**	489,167
Interest and other receivables	**83,354**	—
Prepaid expenses and other assets	**408,768**	14,204
	12,358,740	503,371
Capital assets *[note 4]*	**335,009**	—
	12,693,749	503,371
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued charges	**1,034,358**	14,204
Taxes payable	**4,039**	—
	1,038,397	14,204
Commitments and contingencies ***[notes 1 and 7]***		
Shareholders' equity		
Capital stock *[note 8]*	**23,588,580**	3,362,626
Deficit accumulated during the development stage	**(11,933,228)**	(2,873,459)
	11,655,352	489,167
	12,693,749	503,371

See accompanying notes

On behalf of the Board:

"Robert D. Steele" Director

"James Mackie" Director

Plurion Systems Limited
(a development stage company)

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

For the years ended December 31

	2002 $	2001 $	Cumulative from inception on January 12, 2001 $
		(unaudited)	(unaudited)
Revenue			
Interest and other income	**300,858**	11,105	311,963
Expenses			
Research and development costs *[note 6]*	**8,493,886**	2,858,562	11,352,448
General and administrative	**312,581**	6,836	319,417
Salaries and benefits *[note 6]*	**236,055**	—	236,055
Accounting and legal	**132,289**	—	132,289
General consulting	**107,804**	—	107,804
Amortization	**40,929**	—	40,929
Foreign currency translation loss	**33,044**	19,166	52,210
	9,356,588	2,884,564	12,241,152
Loss before tax	**(9,055,730)**	(2,873,459)	(11,929,189)
Tax expense *[note 5]*	**(4,039)**	—	(4,039)
Net loss for the year	**(9,059,769)**	(2,873,459)	(11,933,228)
Deficit, beginning of year	**(2,873,459)**	—	
Deficit, end of year	**(11,933,228)**	(2,873,459)	

See accompanying notes

Plurion Systems Limited
(a development stage company)

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31

	2002 $	**2001** $ (unaudited)	**Cumulative from inception on January 12, 2001** $ (unaudited)
OPERATING ACTIVITIES			
Net loss for the year	**(9,059,769)**	(2,873,459)	(11,933,228)
Less items not affecting cash			
Amortization	**40,929**	—	40,929
Change in non-cash working capital items			
Interest and other receivables	**(83,354)**	—	(83,354)
Prepaid expenses and other assets	**(394,564)**	(14,204)	(408,768)
Accounts payable and accrued charges	**1,020,154**	14,204	1,034,358
Taxes payable	**4,039**	—	4,039
	(8,472,565)	(2,873,459)	(11,346,024)
INVESTING ACTIVITIES			
Purchase of capital assets	**(375,938)**	—	(375,938)
FINANCING ACTIVITIES			
Proceeds from private offerings	**20,515,172**	3,362,626	23,877,826
Proceeds from issuance of special voting shares	**10,000**	—	10,000
Shares issued on incorporation	**28**	—	28
Financing costs	**(299,246)**	—	(299,274)
	20,225,954	3,362,626	23,588,580
Net increase in cash	**11,377,451**	489,167	11,866,618
Cash and cash equivalents, beginning of year	**489,167**	—	—
Cash and cash equivalents, end of year	**11,866,618**	489,167	11,866,618

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

1. DEVELOPMENT STAGE ENTERPRISE AND GOING CONCERN UNCERTAINTY

Plurion Systems Limited ("the Company") was incorporated under the Business Corporations Act (Alberta) on March 15, 2002. The Company is a Calgary-based corporation engaged in the development and commercialization of high capacity reduction/oxidation battery technology for use in electrical energy storage applications.

Since incorporation, the Company has directed its efforts and research and development activities into specific battery technology; however, it has not as yet generated any revenue to sustain operations and has relied upon cash flow from financing activities. The Company has incurred significant losses and has a cumulative deficit of $11,933,228 as at December 31, 2002. The Company is considered to be in the development stage and any recovery of its assets is dependent upon future events, the outcome of which is uncertain. In addition, successful completion of the Company's research and development activities, commencement of profitable operations and its ability to continue as a going concern are dependent upon obtaining adequate financing to complete the development activities, development of a commercially viable product and achievement of a level of sales sufficient to support the Company's cost structure.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which contemplates the continuation of the Company as a going concern and do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements necessarily involves the use of estimates and approximations that have been made using careful judgment. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Basis of consolidation *[see note 3]*

The consolidated financial statements include the accounts of the Company and its U.S. subsidiary, Plurion Systems, Inc. Intercompany transactions and balances are eliminated on consolidation.

Cash and cash equivalents

Cash equivalents consist of highly liquid investment deposits with maturities of less than three months when purchased. Cash equivalents are carried at cost plus accrued interest. The cash equivalents earned an effective rate of interest of approximately 2.7% during 2002.

Plurion Systems Limited
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Capital assets

Capital assets are recorded at cost. Amortization is provided using the straight-line basis designed to amortize the costs of the assets over their estimated useful lives. The annual rates of amortization are as follows:

Prototype manufacturing equipment	5 years
Computer equipment	5 years
Office equipment	10 years

Financial instruments

The carrying amounts for cash and cash equivalents, interest and other receivables, accounts payable and accrued charges and taxes payable approximate fair value because of the short-term nature of these instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk.

Research and development costs

Research and development costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility are capitalized. No development costs have been capitalized to date.

Foreign currency translation

The Company's U.S. subsidiary is considered an integrated foreign operation and therefore has been translated using the temporal method. Under this method, all monetary items are translated into Canadian dollars at the rate of exchange on the balance sheet date. Non-monetary items are translated at historical rates. Revenue and expenses are translated at the rate in effect on the transaction dates. Exchange gains and losses arising out of the translation of the financial statements of the integrated foreign operation are included in the determination of earnings for the year.

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transactions. Monetary items are translated at the rates in effect at the balance sheet date and non-monetary items are translated at the rates prevailing at the respective transaction dates. Exchange gains and losses arising on translation of transactions are included in the determination of earnings for the year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Stock-based compensation

Commencing January 1, 2002, the Company prospectively adopted the new Canadian standard for stock-based compensation and other stock-based payments which requires that all stock-based awards granted to non-employees be accounted for at fair value. With limited exceptions relating to direct awards of stock, awards required or expected to be settled in cash and stock appreciation rights, the new standard permits the Company to continue its policy of not recording any compensation cost on the grant of stock options to employees.

Future income taxes

Income taxes are provided for using the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are based upon the differences between the financial reporting and tax bases of assets and liabilities, and are measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense for the period is the tax payable for the period and any change during the period in future income tax assets and liabilities. A valuation allowance is recorded to the extent there is uncertainty regarding utilization of future tax assets.

3. BUSINESS COMBINATION

Effective March 26, 2002, the Company reached an agreement with Plurion Systems, Inc., a Nevada corporation in the development stage since its formation on January 12, 2001, under which the Company agreed to acquire all of the issued and outstanding securities of Plurion Systems, Inc. in exchange for securities of the Company. This business combination represented an exchange of shares between companies under common control. Accordingly, the transaction has been accounted for as a continuity of interests. Under this presentation, the financial results of Plurion Systems, Inc. have been consolidated with the Company as if under ownership since January 12, 2001. The acquired net assets have been recorded at their carrying values.

4. CAPITAL ASSETS

	December 31, 2002		
	Cost $	Accumulated Amortization $	Net book value $
Prototype manufacturing equipment	319,543	31,954	287,589
Computer equipment	33,358	6,672	26,686
Office equipment	23,037	2,304	20,734
	375,938	40,929	335,009

Plurion Systems Limited
(a development stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

5. INCOME TAXES

The income tax expense or benefit differs from the amount computed by applying Canadian statutory rates (U.S. statutory rate in 2001) to the loss before tax for the following reasons:

	2002 $	2001 $ (unaudited)
Current statutory income tax rate	**39.24%**	35.00%
Income tax benefit at current statutory rate	**3,553,468**	1,005,711
Decrease in benefit resulting from:		
Effect of future tax rate reductions	**(380,770)**	—
Non-deductible expenses	**(11,679)**	—
Large corporations tax	**(4,039)**	—
Future tax asset valuation allowance	**(3,161,019)**	(1,005,711)
Tax expense	**(4,039)**	—

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's future tax assets are as follows:

	2002 $	2001 $ (unaudited)
Future tax assets:		
Difference between book and tax basis for capital assets	**14,374**	—
Share issue costs	**84,051**	—
Loss carryforwards	**4,185,717**	1,005,711
Total future tax assets	**4,284,142**	1,005,711
Valuation allowance	**(4,284,142)**	(1,005,711)
Net future tax assets	—	—

The Company has provided a valuation allowance for the full amount of future tax assets given the fact that it is a development stage company and it is not possible at this time to determine if it is more likely than not that some portion or all of the future tax asset will be realized.

The Company and its U.S. subsidiary have business operating losses available for carryforward which expire as follows:

Canadian operating losses		U.S. operating losses	
Year	**Amount** $	**Year**	**Amount** $
			(U.S. dollars)
		2021	1,849,234
2009	8,572,086	2022	301,096
	8,572,086		2,150,330

6. RELATED PARTY TRANSACTIONS

(a) Pursuant to an executive employment agreement, an officer of the Company is entitled, at his sole discretion, to receive all or any portion of his gross salary in the form of shares in the Company. During the year ended December 31, 2002, in lieu of salary, the officer agreed to receive 15,970 shares at $2.75 per share. These shares will be issued subsequent to year-end and have been recorded within accounts payable and accrued liabilities.

(b) The Company has entered into a Master Services Agreement with a California corporation (a significant shareholder) to carry out research and product development. The Company has authorized the Phase 3 Product Engineering work order, which may result in additional charges for research and development services of up to $2,565,302.

7. COMMITMENTS

The Company has agreed to lease office space until April 21, 2004 at an annual cost of $20,712 for basic rent, which excludes the Company's share of operating costs, taxes, insurance and utilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

8. SHARE CAPITAL

Authorized

Unlimited number of voting common shares
Unlimited number of preferred shares issuable in series
7,740,000 special voting shares

For so long as the special voting shares are outstanding, they are entitled to vote, however, they are not entitled to receive any distributions from the Company. The special voting shares are redeemable by the Company in accordance with the terms attaching to the exchangeable shares issued by Plurion Systems, Inc. in the business combination with the Company and as described below.

Issued

	Plurion Systems Limited		Plurion Systems, Inc.	
	Number	$	Number	$
Common shares				
Issued on incorporation	—	—	7,734,000	5,238
Issued for cash	—	—	2,266,000	1,762,348
Warrants exercised	—	—	1,133,000	1,766,574
Issue costs	—	—	—	(171,534)
Balance, December 31, 2001	—	—	11,133,000	3,362,626
Issued on incorporation(1) (3)	10	28	—	—
Issued to non U.S. residents in exchange for Plurion Systems, Inc. common shares(2)	3,399,000	3,357,388	(3,399,000)	(3,357,388)
Exchangeable shares issued by Plurion Systems, Inc. to U.S. residents in exchange for common shares(2)	7,734,000	5,238	(7,734,000)	(5,238)
Private placement(3)	7,999,990	20,515,172	—	—
Issue costs		(299,246)		
Balance, December 31, 2002	19,133,000	23,578,580	—	—
Special voting shares				
Issued to U.S. residents on share exchange between the Company and Plurion Systems, Inc.	7,734,000	10,000	—	—

Share capital transactions that occurred during 2002 are as follows:

(1) Incorporation

The Company issued 10 common shares upon incorporation for $28.

(2) Share exchange to acquire Plurion Systems, Inc.

Effective March 26, 2002, the Company agreed to acquire all of the issued and outstanding common shares of Plurion Systems, Inc. in exchange for securities of the Company. In accordance with the agreement, each common share of Plurion Systems, Inc. held by non U.S. residents was exchanged for common shares of the Company on a one-for-one basis. These shares have been recorded based on their previous carrying value to Plurion Systems, Inc. Common shares of Plurion Systems, Inc. held by U.S. residents were exchanged for non-voting exchangeable shares of Plurion Systems, Inc. on a one-for-one basis, with each exchangeable share entitling the holder to one common share of the Company.

Each U.S. resident shareholder of Plurion Systems, Inc. also subscribed for one special voting share in the Company for each exchangeable share held in Plurion Systems, Inc. for proceeds of $10,000. Each special voting share entitles the holder thereof to one vote at all meetings of the holders of common shares in the Company, provided the exchangeable shares in Plurion Systems, Inc. have not been exchanged.

The exchangeable shares issued by Plurion Systems, Inc. are the economic and voting equivalent of common shares of the Company. The exchangeable shares are exchangeable at any time at the option of the holder, on a one-for-one basis, for common shares of the Company, provided that the holder also surrenders one special voting share for each exchangeable share that is exchanged for common shares. Accordingly, the common share capital of the Company includes the common shares that will be issued when the Plurion Systems, Inc. exchangeable shares are exchanged for common shares in the Company.

(3) In March 2002, the Company issued, by way of private placement, 8,000,000 common shares (including 10 common shares issued on incorporation) at $2.75 per share for cash proceeds of $22,000,000 before agent's commissions of $1,484,800.

Stock option plan

The Company has a stock option plan under which 1,913,000 common shares have been reserved for options to be distributed to directors, officers, employees and consultants to the Company with terms established by the board of directors.

During 2002, the Company granted 690,000 options to directors, officers and employees at an exercise price of $2.75 per share, with all such options to vest as to one-third per year, with initial vesting commencing April 16, 2003 and to have expired by June 20, 2007.

Had the Company determined compensation costs based on the fair values at grant dates of the common share options granted to directors, officers and employees under the stock option plan, the Company's proforma loss would have been $9,160,990 as opposed to the net loss for the year as reported of $9,059,769. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model using the following assumptions:

	2002
Dividend yield	**0.0%**
Risk-free interest rate	**4.49 %**
Expected life	**4 years**
Expected volatility	**excluded**

9. UNITED STATES ACCOUNTING PRINCIPLES

As at December 31, 2002, no material differences between Canadian and United States generally accepted accounting principles ("GAAP") have been identified with respect to the financial statements as presented. Under Canadian GAAP, future development costs that meet specific criteria related to technical, market and financial feasibility may be capitalized. U.S. GAAP would require these costs to be expensed as incurred.

APPENDIX D

INFORMATION CONCERNING RESOLUTION RESOURCES LTD.

CORPORATE INFORMATION CONCERNING RESOLUTION RESOURCES LTD.

General

Resolution is an Alberta-based corporation actively engaged in the exploration, development, exploitation, acquisition and production of crude oil, natural gas liquids and natural gas in western Canada, primarily in the Province of Alberta. Resolution has developed its crude oil and natural gas reserves primarily through the acquisition and exploitation of new petroleum and natural gas interests and through the internal generation of prospects.

Resolution was formed pursuant to a certificate of amalgamation dated January 1, 2003, as a result of the amalgamation of Resolution, Voltorb Resources Ltd. ("Voltorb") and Devinsharpe Resources Ltd. ("Devinsharpe").

Resolution was incorporated under the ABCA on June 3, 1993 as Resolution Energy Inc. Pursuant to a shareholders' resolution adopted at a shareholders' meeting held on October 23, 2001, the articles of Resolution were amended and restated on October 25, 2001 to change the name of Resolution to Resolution Resources Ltd. (the "Name Change") and to effect a one for three consolidation of the then outstanding Resolution Common Shares (the "Consolidation").

Voltorb was incorporated under the ABCA in May, 1997 and Devinsharpe was incorporated under the ABCA in June, 2000.

Resolution's head office is located at Suite 2500, 500 - 4 Avenue S.W., Calgary, Alberta, T2P 2V6. Resolution's registered office is located at 1000 Canterra Tower, 400 Third Avenue S.W., Calgary, Alberta, T2P 4H2.

The common shares of Resolution ("Resolution Common Shares") are listed on the TSXV and, subsequent to the Name Change and the Consolidation, trade under the symbol "RRL".

General Development of the Business

Pursuant to an agreement dated September 17, 2001 (the "Resolution Reorganization Agreement") among Resolution, DCR Investments Ltd., a company controlled by Raymond P. Antony, the current President, Chief Financial Officer and a director of Resolution, and the former directors and officers of Resolution, the former directors and officers of Resolution were replaced with current board of directors and officers, being Raymond P. Antony, Stan G.P. Grad, Peter A. Sider, Murray Palin, Alan R. Breakey and Ron Weibe. In addition, Resolution carried out the Name Change, the Consolidation, the cancellation of the then outstanding options to purchase Resolution Common Shares ("Resolution Options"), the grant of 600,000 new Resolution Options to the current directors and officers of Resolution and the private placement of 3,000,000 units of Resolution at a price of $0.15 per unit all pursuant to the terms of the Resolution Reorganization Agreement. Each unit was comprised of one Resolution Common Share (post-Consolidation) and one-half of one common share purchase warrant ("Resolution Warrants"), with each whole Resolution Warrant entitling the holder to purchase one Resolution Common Share on or before October 26, 2003 upon payment of the exercise price of $0.25 per Resolution Common Share.

Lanfine/Acadia Valley Alberta

On February 15, 2002, Resolution entered into a farm-in agreement which provided Resolution with access to approximately 60 sections of land and 900 kilometres of two dimensional seismic data in the Lanfine/Acadia Valley area of southeastern Alberta. Under the farm-in agreement, Resolution was required to drill three wells (the "Test Wells") on these lands prior to July 15, 2002. Upon completion of the drilling of the Test Wells as set out in the farm-in agreement, Resolution earned a 75% working interest in the section on which the respective Test Well was drilled and in one additional section in the farm-in property as Resolution may select in its sole discretion. Resolution may also elect to continue to drill and earn additional acreage in the area. The area encompassed by the farm-in has gas production from the Belly River, Viking, Detrital and Banff formations as well as oil production from the Detrital and Banff formations. Initial exploration conducted by Resolution has concentrated on developing the Detrital gas potential using the existing seismic database. To date, Resolution has drilled 13 wells under this farm-in agreement and continues to elect and drill option wells under the farm in agreement. This drilling has resulted in four dry holes, one oil well and eight producing gas wells.

Prior to the acquisition of Voltorb and Devinsharpe (collectively the "Acquisition") and the farm-in agreement described herein, the material oil and gas assets of Resolution were located in the Buffalo Head area of southeastern Saskatchewan where Resolution owns a 13.25% working interest in 12 producing horizontal wells located on one section of land. These oil and gas assets are operated by Provident Energy Trust.

Private Placement

On April 18, 2002, Resolution completed a private placement of 14,000,000 Resolution Common Shares at a price of $0.38 per Resolution Common Share for gross proceeds of $5,320,000.

Resolution granted a total of 900,000 Resolution Options, in conjunction with the Acquisition and the private placement, to certain directors, officers, employees and consultants of Resolution and its subsidiaries. These Resolution Options were issued with an exercise price of $0.38 per Resolution Common Share and expire on the fifth anniversary of the date of the grant of such options.

Reportable Industry Segment

Resolution has only one reportable industry segment, with all activities consisting of oil and gas exploration, development and production in western Canada. For its most recently completed fiscal year Resolution's sales mix was comprised of approximately 30% crude oil and 70% natural gas. All of Resolution's revenues are derived from three purchasers.

Significant Acquisitions

Voltorb Resources

On April 18, 2002, Resolution acquired all of the issued and outstanding shares of Voltorb in exchange for 5,040,000 Resolution Common Shares issued at a deemed price of $0.35 per Resolution Common Share for aggregate deemed consideration of $1,764,000.

Voltorb commenced business operations in September, 2000. No shareholder owned or exercised control or direction over more than 10% of the outstanding common shares of Voltorb. The Voltorb acquisition was a related party transaction in that Raymond P. Antony and Peter A. Sider were directors, officers and shareholders of each of Resolution and Voltorb and Alan R. Breakey, was an officer and shareholder of Resolution and a director, officer and shareholder of Voltorb. Raymond P. Antony, Peter Sider and Alan R. Breakey received 399,908 Resolution Commons Shares, 399,953 Resolution Common Shares and 418,423 Resolution Common Shares respectively pursuant to the Voltorb acquisition.

Devinsharpe Resources Ltd.

On April 18, 2002, Resolution acquired all of the issued and outstanding shares of Devinsharpe in exchange for 3,960,000 Resolution Common Shares issued at a deemed price of $0.35 per Resolution Common Share for aggregate deemed consideration of $1,386,000.

Devinsharpe commenced business operations in July, 2000. Other than Stan G.P. Grad, no shareholder owned or exercised control or direction over more than 10% of the outstanding common shares of Devinsharpe. The Devinsharpe acquisition was a related party transaction in that Stan G.P. Grad was a director, officer and shareholder of each of Resolution and Devinsharpe and Ron Weibe, was an officer and shareholder of Resolution and a director, officer and shareholder of Devinsharpe. Stan G.P. Grad and Ron Weibe received 2,099,579 Resolution Common Shares and 104,762 Resolution Common Shares respectively pursuant to the Devinsharpe acquisition.

General

On September 1, 2002, Resolution acquired a producing property at Alsask straddling the Alberta Saskatchewan border. Resolution paid $320,000 for the property which was producing 45 BOE/D at the time of acquisition.

On December 20, 2002, Resolution completed the private placement of 3,033,000 Resolution Common Shares (on a "flow-through" basis) at a price of $0.55 per share for gross proceeds of $1,688,150.

Throughout 2003, management of Resolution has considered the strategic position of Resolution within the Canadian oil and gas industry, and possible methods of enhancing shareholder value on an ongoing basis. In this regard, Resolution management and the board of directors analyzed and considered a variety of proposed corporate transactions, asset-based transactions, and the exploration and development opportunities within Resolution.

On September 29, 2003, Resolution entered into a definitive agreement with Berens providing for a business combination of Resolution and Berens pursuant to a plan of arrangement under the ABCA. Subject to and upon completion of the Resolution Arrangement, Resolution will be a wholly-owned subsidiary of Berens and then will be immediately combined with Berens and the former holders of Resolution Common Shares (other than those holders of Resolution Common Shares who are also dissenting shareholders) will receive cash of $0.34 and 0.465 of one Berens Share for each Resolution Common Share held. In addition, pursuant to the Resolution Arrangement, each outstanding Resolution Option will be exercised prior to the completion of the Resolution Arrangement or terminated upon the Resolution Arrangement by payment of the amount equal to $0.84 less the exercise price per Resolution Option multipled by the number of Resolution Common Shares subject to such Resolution Options.

The completion of the Resolution Arrangement is also a condition precedent to completion of the Amalgamation.

BUSINESS AND PROPERTIES OF RESOLUTION

General

Resolution is an Alberta-based corporation actively engaged in the exploration, development, exploitation, acquisition and production of crude oil, natural gas liquids and natural gas in western Canada, primarily in Alberta. Resolution has developed its crude oil and natural gas reserves primarily through the acquisition and exploitation of new petroleum and natural gas interests and through the internal generation of prospects.

Oil and Gas Principal Properties

The following is a description of Resolution's principal properties as at January 1, 2003. Unless otherwise stated, any references in this section to reserve volumes or production figures from the properties are based on Resolution's working interest therein before deduction of applicable royalties and the proved and probable reserves as at January 1, 2003 updated for production to January 1, 2003 as estimated in the evaluation report prepared by McDaniel & Associates Consultants Ltd. ("McDaniel") dated March 13, 2003 and supplemented by a report dated March 13, 2003 (the "McDaniel Report") in respect of the oil and gas reserves of Resolution.

Lanfine, Alberta

The material oil and gas assets owned by Resolution are concentrated in the Lanfine area of southeastern Alberta.

Resolution has approximately 39,000 net acres of undeveloped land in the Lanfine area. As part of the acquisition in April, 2002, Resolution also acquired a 100% interest in a producing oil well, 100% interest in a gas well and 6.25% interest in a gas well.

On February 15, 2002, Resolution entered into a farm-in agreement with a senior oil and gas company which provided Resolution with access to approximately 60 sections of land and 900 kilometres of two dimensional seismic data in the Lanfine/Acadia Valley area of southeastern Alberta. Under the farm-in agreement, Resolution was committed to drilling three wells on these lands prior to July 15, 2002. After the completion of such drilling commitment, Resolution earned a rolling option to continue to drill and earn additional acreage in the area.

Since January 1, 2003, Resolution drilled 13 wells in the Lanfine area. Of these wells, nine of the wells were drilled on farm-in lands, the remainder on Resolutions' existing land. Results of the drilling operation were eleven producing gas wells and two wells were drilled and abandoned.

Kirkpatrick

Resolution has acquired 3,500 gross acres of land in the Kirk Lake area at an average 75% working interest. A two section 3-D seismic program was shot and a well was drilled and cased for Ellerslie oil in May, 2003.

Sullivan Lake, Alberta

In May, 2002 Resolution acquired 5,760 acres of undeveloped land in the Sullivan Lake area. As part of this acquisition Resolution also acquired 240 kilometres of seismic data. A small one section 3-D seismic program was shot and one well was drilled and abandoned in May, 2003.

Alsask, Alberta and Saskatchewan

In September 2002, Resolution closed the acquisition of a producing oil property straddling the Alberta/Saskatchewan border at Alsask, at a cost of $320,000. The property, when acquired, was producing approximately 45 BOE/D and has subsequently increased to approximately 200 BOE/D through pumping optimizations and recompletions plus the drilling of one additional well and the conservation of solution gas.

Buffalo Head, Saskatchewan

Minor oil and gas assets of Resolution are located in the Buffalo Head area of southeastern Saskatchewan where Resolution owns a 13.25% working interest in 12 horizontal wells located on one section of land. These oil and gas assets are operated by Provident Energy Trust. Resolution's production from this property was 14 BOE/D at December 31, 2002.

Development of the Business

All oil and gas produced by Resolution is sold under spot contracts and 100% of Resolution's revenues are derived from three purchasers. The following table sets forth the undeveloped land holdings of Resolution as at December 31, 2002.

Location	Gross Acres	Net Acres
Alberta	53,500	49,000
Saskatchewan	8,000	960
	61,500	49,960

Resolution's net production of crude oil and natural gas for the years ended June 30, 2002, June 30, 2001 and June 30, 2000 and the six month periods ended December 31, 2002 and June 30, 2003 is set forth below.

	Period Ended June 30, 2003	Period Ended December 31, 2002	Year ended June 30, 2002	Year ended June 30, 2001	Year ended June 30, 2000
Average daily crude oil production (BOPD)	130	88	21	17	23
Average daily natural gas production (Mcf/d)	1,680	1,044	112	9	10

Resolution participated in the drilling of six wells in the six month period ended December 31, 2002. Resolution did not participate in the drilling of any wells for years ended June 30, 2001 and June 30, 2000. Two out of three wells drilled in the year ended June 30, 2002 were abandoned and the six wells drilled in the six month period ended December 31, 2002 were as follows: three) gas wells, one oil well, one suspended well and one well was drilled and abandoned.

The following table summarizes Resolution's working interests in crude oil and natural gas wells which are producing or capable of producing.

	Producing Wells			
	Gas Wells		Oil Wells	
Area	**Gross[1]**	**Net[2]**	**Gross[1]**	**Net[2]**
Lanfine, Alberta	15.0	11.7	2.0	1.8
Alsask, Alberta	1.0	0.1	4.0	4.0
Buffalo Head, Saskatchewan[3]	0	0	12.0	1.6
TOTAL	**16.0**	**11.8**	**18.0**	**7.4**

Notes:

(1) "Gross" wells refer to all wells in which Resolution has a working interest.
(2) "Net" wells refer to the aggregate of the percentage working interest of Resolution in the gross wells.
(3) These wells produce both oil and natural gas.

The table set forth below summarizes the expenditures made by Resolution on exploration activities, including drilling, and development activities, including facilities, for the periods indicated.

	Actual Expenditures				
	July 1, 1999 - June 30, 2000	**July 1, 2000 - June 30, 2001**	**July 1, 2001 - June 30, 2002**	**June 30, 2002 - Dec. 31, 2002**	**January 1, 2003 - June 30, 2003**
Expenditures on Exploration Activities on Oil and Natural Gas Properties	Nil	Nil	$1,281,218	$2,769,790	$4,187,726
Expenditures on Development Activities on Oil and Natural Gas Properties	$8,357	$29,575	$11,485	$0	$0
Acquisition of Producing Properties	$0	$0	$3,064,981	$320,000	$0
TOTAL	**$8,357**	**$29,575**	**$4,357,684**	**$3,089,790**	**$4,187,726**

Oil And Natural Gas Reserves

The crude oil and natural gas reserves of Resolution have been evaluated as at January 1, 2003 by McDaniel in the McDaniel Report. Set forth below are summaries of the crude oil and natural gas reserves of Resolution and the discounted value of future net cash flows therefrom as evaluated in the McDaniel Report using escalating cost and price assumptions and constant cost and price assumptions. Probable additional reserves and estimated future cash flow derived therefrom have been risk weighted by 50% to account for the probability of obtaining production from such reserves. **All evaluation of future net cash flows set forth in the tables are stated prior to any provision for income taxes and indirect costs, including environmental reclamation costs, and after deduction of future capital expenditures. It should not be assumed that the discounted future cash flow set forth in the following summaries represents the fair market value of the reserves.**

Escalating Dollar Economics

	Oil (MBBLS)		Natural Gas (MMCF)		Present Worth of Cash Flows (Before Tax, Net ARTC, M$) Discounted at			
	Gross	Net	Gross	Net	10%	12%	15%	20%
Proved Producing Reserves	82.8	71.5	1,577.2	1,212.7	5,261.7	5,114.8	4,913.1	4,619.1
Proved Non-Producing Reserves	14.4	12.5	0.3	0.3	146.3	143.6	139.8	133.9
Total Proved Reserves	97.2	84.0	1,577.5	1,213.0	5,408.0	5,258.4	5,052.9	4,753.0
Risked Probable Reserves	12.4	10.6	122.3	93.2	385.7	365.5	338.5	301.1
Total Proved plus Risked Probable	109.6	94.6	1,699.8	1,306.2	5,793.7	5,623.9	5,391.4	5,054.1

McDaniel & Associates Consultants Ltd.
Summary of Price Forecasts

Year	Edmonton Light Crude Oil[1] $C/BBL	Heavy Crude Oil[2] $C/BBL	Alberta Average Natural Gas[3] $C/MMBTU	Inflation %	US/CAN Exchange Rate $US/$CAN
Forecast					
2003	39.60	27.60	5.15	2.0	0.640
2004	35.90	25.19	4.85	2.0	0.650
2005	33.70	22.78	4.65	2.0	0.660
2006	33.00	21.86	4.65	2.0	0.670
2007	33.20	21.83	4.65	2.0	0.680
2008	33.90	22.31	4.70	2.0	0.680
2009	34.60	22.78	4.80	2.0	0.680
2010	35.30	23.24	4.90	2.0	0.680
2011	36.00	23.70	5.00	2.0	0.680
2012	36.70	24.15	5.10	2.0	0.680
2013	37.50	24.70	5.20	2.0	0.680
2014	38.20	25.14	5.30	2.0	0.680
2015	38.90	25.58	5.40	2.0	0.680
2016	39.60	26.02	5.50	2.0	0.680

Year	Edmonton Light Crude Oil[(1)] $C/BBL	Heavy Crude Oil[(2)] $C/BBL	Alberta Average Natural Gas[(3)] $C/MMBTU	Inflation %	US/CAN Exchange Rate $US/$CAN
Forecast					
2017	40.40	26.55	5.60	2.0	0.680
2018	41.30	27.17	5.70	2.0	0.680
2019	42.20	27.79	5.85	2.0	0.680
2020	43.00	28.30	5.95	2.0	0.680
2021	43.90	28.90	6.10	2.0	0.680
2022	44.70	29.40	6.20	2.0	0.680
Thereafter	44.70	29.40	6.20	0.0	0.680

Notes:

(1) Edmonton price for 40 API, 0.5% sulphur crude.
(2) Heavy crude oil 12 degrees at Hardisty Alberta.
(3) Average Alberta field price.

Constant Dollar Economics

Resolution

	Oil (MBBLS)		Natural Gas (MMCF)		Present Worth of Cash Flows (Before Tax, Net ARTC, M$) Discounted at			
	Gross	Net	Gross	Net	10%	12%	15%	20%
Proved Producing Reserves	82.8	71.1	1,577.2	1,212.7	6,112.5	5,925.4	5,670.1	5,301.5
Proved Non-Producing Reserves	14.4	12.5	0.3	0.3	162.3	159.2	154.7	147.8
Total Proved Reserves	97.2	83.6	1,577.5	1,213.0	6,274.8	6,084.6	5,824.8	5,449.3
Risked Probable Reserves	12.4	10.6	122.3	93.2	482.3	455.6	420.3	371.5
Total Proved plus Risked Probable	109.6	94.2	1,699.8	1,306.2	6,757.1	6,540.2	6,245.1	5,820.8

The prices utilized by McDaniel in the constant cost and price evaluations were as set out in the following table: These prices were supplied by Resolution.

Crude Oil ($/BBL)	
– Received Price (Light Oil)	41.00
– Received Price (Heavy Oil)	30.25
Natural Gas (@ Field Gate $/MCF)	5.51

Reserve Reconciliation

The following table provides a reconciliation of Resolution's gross total proved and probable reserves as at June 30, 2001 against such reserves as at June 30, 2002 and December 31, 2002.

Natural Gas (MMCF)

	Proved	Probable[1]	Total
June 30, 2001	14.6	1.7	16.3
Additions	336.6	58.6	395.2
Production	33.6	Nil	33.6
June 30, 2002	317.6	60.3	377.9
Additions	1,448.1	62.0	1,510.1
Production	188.2	0	188.2
December 31, 2002	1,577.5	122.3	1,699.8
Oil (MBBL)			
June 30, 2001	25.9	2.8	28.7
Additions	20.8	1.8	22.6
Production	7.7	Nil	7.7
June 30, 2002	39.0	4.6	43.6
Additions	74.7	7.8	82.5
Production	16.5	0	16.5
December 31, 2002	97.2	12.4	109.6

Note:

(1) Risked at 50%

Production

The following table sets forth the average daily production of Resolution's share, before deduction of royalties, of crude oil, natural gas as well as crude oil and natural gas in the aggregate, for the last ten quarterly interim fiscal periods of Resolution, with comparative data for the same periods during the period.

	March 31, 2001	March 31, 2002	March 31, 2003	June 30, 2001	June 30, 2002	June 30, 2003	Sept. 30, 2001	Sept. 30, 2002	Dec. 31, 2001	Dec. 31, 2002
Oil (BBL/D)	19	15	137	17	40	122	22	46	17	135
Natural Gas (Mcf/d)	10	10	1,561	9	450	1,798	10	594	10	1,465
Oil and Gas (BOE/D) (@ 6:1)	20	16	398	18	115	421	23	145	18	379

The following table sets forth the average net prices per BOE (@ 6:1) received, the royalties paid, the operating expenses incurred, the administrative expenses incurred and the net back received by Resolution in respect of its share of production for the last ten quarterly interim fiscal periods of Resolution, with comparative data for the same periods during the period.

	March 31, 2001	March 31, 2002	March 31, 2003	June 30, 2001	June 30, 2002	June 30, 2003	Sept. 30, 2001	Sept. 30, 2002	Dec. 31, 2001	Dec. 31, 2002
Price ($)	36.51	28.90	44.76	40.49	35.81	32.98	35.04	24.70	23.70	30.18
Royalties ($/BOE)	7.71	4.68	9.38	7.31	7.58	6.83	7.91	4.61	4.18	7.51
Operating Expenses ($/BOE)	4.55	12.98	8.13	6.45	16.91	7.50	9.03	8.36	4.88	7.48
Administrative Expenses ($/BOE)	10.42	23.77	5.51	17.30	20.45	4.65	13.55	10.84	30.81	6.03
Interest Expenses ($/BOE)	-	-	-	-	-	-	-	-	-	-
Net Back ($)	13.83	(12.53)	21.74	9.43	(9.13)	14.00	4.55	4.49	(16.17)	9.16

Reserve Life Index

The following table sets forth the reserve life index for Resolution's share of reserves as at January 1, 2003 on both a proved reserve basis and a proved plus probable reserve basis.

	Corporation's Share of Remaining Reserves as at January 1, 2003		Reserve Life Index(3)	
	Oil	Gas	Oil	Gas
	(MBBL)	(MMCF)		
Total Proved				
Gross(1)	97.2	1,577.5	1.8	2.4
Net(2)	84.0	1,213.0	1.6	1.8
Total Proved and Probable				
Gross(1)	109.6	1,699.8	2.0	2.6
Net(2)	94.6	1,306.2	1.8	2.0

Notes:

(1) Gross reserves are defined as the aggregate of the working interest of Resolution and royalty interest reserves before deductions of royalties payable to others.
(2) Net reserves are gross reserves less all royalties payable to others.
(3) The reserves life index is the quotient of Resolution's share of remaining reserves divided by the production from each respective reserve category during the 12 month period ended December 31, 2002.

Hedging Program and Future Commitments

All oil and gas produced by Resolution is sold under spot contracts.

Exploration And Development

No assurance can be given that commercial accumulations of crude oil and natural gas will be discovered as a result of the efforts of Resolution or, if discovered, will be profitably marketed. Securityholders must rely on the ability, expertise, judgment, discretion, integrity and good faith of the management of Resolution. Resolution may need additional financing to continue to operate its business, and there can be no assurance that such financing will be available or, if available, will be provided on reasonable terms. Future development of Resolution's petroleum and natural gas properties may also require additional financing, which may not be available on reasonable terms. If additional financing is provided by the issue of shares from treasury of Resolution, control of Resolution may change and shareholders may suffer additional dilution. To the extent financing is not available, lease expiry dates, work commitments, rental payments and option payments may not be satisfied and could result in a loss of property ownership by Resolution.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables shows selected financial information related to Resolution for the periods indicated. These tables should be read in conjunction with Resolution's financial statements for the respective periods which are attached hereto as Appendix E.

	Period Ended		For Year Ended		
Item[(1)]	June 30, 2003[(2) (3)] ($)	Dec. 31, 2002 ($)	June 30, 2002 ($)	June 30, 2001 ($)	June 30, 2000 ($)
Total Revenues	2,556,024	1,241,028	399,401	246,304	235,457
Net Income (Loss) before income taxes					
- Total	623,102	(133,121)	(1,575,806)	20,288	(39,713)
- Per Share (basic)	0.02	(0.01)	(0.13)	0.01	(0.01)
- Per Share (diluted)	0.02	(0.01)	(0.13)	0.01	(0.01)
Net Income (Loss)					
- Total	372,747	(61,779)	(1,079,452)	20,288	(36,221)
- Per Share (basic)	0.01	(0.01)	(0.09)	0.01	(0.01)
- Per Share (diluted)	0.01	(0.01)	(0.09)	0.01	(0.01)
Total Assets	13,354,249	11,241,419	9,898,644	1,034,287	1,006,449
Total Long Term Debt	Nil	Nil	Nil	Nil	Nil
Cash dividends per Share	Nil	Nil	Nil	Nil	Nil

Notes:

(1) Resolution affected the Consolidation on October 25, 2001.
(2) Based upon unaudited financial information.
(3) The amounts for depletion expense, future tax expense, net income and total assets have been revised from the previous amounts reported. The effects of the revisions are as follows: net income before taxes increased - $159,496; net income after taxes increased - $94,583; total assets increased - $159,496; Shareholders' Equity decreased - $505,191.

The selected financial data presented above is derived from information prepared by Resolution and should be read in conjunction with the audited financial statements of Resolution attached hereto as Appendix E.

ITEM	March 31, 2001 [1] ($)	June 30, 2001[1] ($)	Sept. 30, 2001[1] ($)	Dec. 31, 2001[1] ($)	March 31, 2002[1] ($)	June 30, 2002[1] ($)	Sept. 30, 2002[1] ($)	Dec. 31, 2002[1] ($)	March 31, 2003[1] ($)	June 30, 2003[1][2] ($)
Total Gross Oil and Gas Revenues	65,151	67,377	59,476	35,753	40,828	274,232	321,788	1,052,044	1,437,849	1,264,795
Net Income (Loss) before income taxes										
-Total	(8,371)	(4,071)	(10,738)	(337,530)	(83,621)	(894,822)	(282,481)	149,360	303,314	319,788
-Per Share (basic)	(0.01)	(0.01)	(0.01)	(0.05)	(0.01)	(0.05)	(0.01)	0.01	0.01	0.01
-Per Share (diluted)	(0.01)	(0.01)	(0.01)	(0.05)	(0.01)	(0.05)	(0.01)	0.01	0.01	0.01
Net Income (Loss)										
-Total	(5,287)	(4,071)	(10,738)	(337,530)	(86,883)	(861,030)	(282,481)	220,702	303,314	69,433
-Per Share (basic)	(0.01)	(0.01)	(0.01)	(0.05)	(0.01)	(0.04)	(0.01)	0.01	0.01	0.00
-Per Share (diluted)	(0.01)	(0.01)	(0.01)	(0.05)	(0.01)	(0.04)	(0.01)	0.01	0.01	0.00

Notes:

(1) Based on management prepared, unaudited financial information.

(2) The amounts for depletion expense, future tax expense, net income and total assets have been revised from the previous amounts reported. The effects of the revisions are as follows: net income before taxes increased - $159,496; net income after taxes increased - $94,583; total assets increased - $159,496; Shareholders' Equity decreased - $505,191.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis is a review and comparison of Resolution's financial condition and results of operations for the periods indicated below. Comments relate to and should be read in conjunction with the financial statements of Resolution.

Financial Highlights

The following table sets forth certain financial information of Resolution for the three years ended June 30, 2002, June 30, 2001 and June 30, 2000 and the six month periods ended December 31, 2002 and June 30, 2003.

	Period Ended June 30, 2003[1][2]	Period Ended Dec. 31, 2002	Year Ended June 30		
			2002	2001	2000
Oil & Gas Revenue	2,894,711	1,373,832	410,788	305,837	306,548
Royalties	(476,705)	(260,070)	(58,759)	(65,377)	(73,279)
	2,418,006	1,113,762	352,029	240,460	233,269
Interest and other	138,018	127,266	47,372	5,844	2,188
	2,556,024	1,241,028	399,401	246,304	235,457
Expenses					
Production	579,350	369,511	170,752	51,646	83,546
General & Admin	375,987	351,491	258,791	87,537	84,204
Interest	0	0	15,317	0	1,918
Depletion	977,585	653,147	1,530,347	86,833	105,502
	1,932,922	1,374,149	1,975,207	226,016	275,170
Earnings (Loss) Before Taxes	623,102	(133,121)	(1,575,806)	20,288	(39,713)
Income Taxes					
Current	0	0	3,262	0	(3,492)
Future	250,355	(71,342)	(499,616)	0	0
	250,355	(71,342)	(496,354)	0	(3,492)
Net Earnings (Loss)	372,747	(61,779)	(1,079,452)	20,288	(36,221)
Cash Flow Per Share (Basic)	0.05	0.02	(0.01)	0.01	0.01
Earnings per Share (Basic)	0.01	(0.01)	(0.09)	0.01	(0.01)
Total Assets	13,354,249	11,241,419	9,898,644	1,034,287	1,006,449
Long Term Debt	0	0	0	0	0
Shareholders' Equity	9,756,573	9,983,600	8,638,518	957,671	937,383
Shares Outstanding	32,619,239	32,619,239	29,586,239	10,182,717	10,182,717

Note:

(1) Based upon unaudited financial information.

(2) The amounts for depletion expense, future tax expense, net income and total assets have been revised from the previous amounts reported. The effects of the revisions are as follows: net income before taxes increased - $159,496; net income after taxes increased - $94,583; total assets increased - $159,496; Shareholders' Equity decreased - $505,191.

Results of operations for the six months ended June 30, 2003 as compared to the six months ended June 30, 2002.

The financial results for the six months ended June 30, 2003 show increases in revenue, operating costs, general and administrative expenses and cash flow from operations over the six months ended June 30, 2002. These increases are a result of increased production volumes attributed to the acquisition of two subsidiaries in April, 2002, the acquisition of the Alsask property in September, 2002 and the additional volumes from four new wells in the Lanfine area.

General and administrative expenses increased for the six months ending June 30, 2003, primarily because Resolution had four full time employees commencing on May 1, 2002.

Depreciation and depletion decreased for the six month period ended June 30, 2003 to $977,585 as compared to $1,194,169 for the six months ended June 30, 2002. This overall decrease resulted from an increase due to increased production volumes and capital incurred in 2003, as compared to the ceiling test write-down of $1,113,118 in 2002.

The net income before income taxes for the six months ended June 30, 2003 increased to $623,102 as compared to a loss of $1,227,538 for the six months ended June 30, 2002 due to an increase production volumes attributed to the acquisitions and drilling activity since April, 2002.

Results of operations for the six months ended December 31, 2002 as compared to the year ended June 30, 2002.

Oil and gas sales for the six months ended December 31, 2002 totalled $1,373,832 as compared to $410,788 for the year ended June 30, 2002. This increase was a result of the acquisition completed in September, 2002 along with production volumes added from new wells drilled.

Net oil and gas revenues for the six months ended December 31, 2002 also increased from $352,029 to $1,113,762 as compared to the year ended June 30, 2002. This increase was due to an increase in volumes acquired in September, 2002 along with production increases from new wells drilled.

Expenses before depletion and depreciation totalled $721,002 for the six months ended December 31, 2002 as compared to $444,860 for the year ended June 30, 2002. This net increase was comprised of an increase in operating costs from $170,753 for the year ended June 30, 2002 to $369,511 for the six months ended December 31, 2002, and an increase in general and administrative expenses from $258,791 for the year ended June 30, 2002 to $351,491 for the six months ended December 31, 2002.

The increase in operating expenses resulted from the increase in production volumes and wells related to the acquisition made in September, 2002. The increase in general and administrative expense can be attributed to the increased activity.

The loss for the year ended June 30, 2002 was $1,079,452, whereas during the six month period ended December 31, 2002, Resolution had a net loss of $61,779. The net loss for the six month period ended December 31, 2002 was significantly lower was because of the increase in volumes and revenues along with a reduction in depletion from $1,530,347 for the year ended June 30, 2002, as compared to $653,147 for the six month period ended December 31, 2002.

Results of Operations for the Year Ended June 30, 2002 as Compared to the Year Ended June 30, 2001.

Oil and gas sales for the year ended June 30, 2002 totalled $410,788 as compared to $305,837 for the year ended June 30, 2001. This increase was a result of the acquisition completed in the fourth quarter.

Net oil and gas revenues for the year ended June 30, 2002 also increased from $240,460 to $352,029 as compared to the year ended June 30, 2001. This increase was due to an increase in volumes acquired in the last quarter of 2002.

Expenses before depletion and depreciation totalled $444,860 for the year ended June 30, 2002 as compared to $139,183 for the year ended June 30, 2001. This net increase was comprised of an increase in operating costs from $51,646 for the year ended June 30, 2001 to $170,752 for the year ended June 30, 2002, and an increase in general and administrative expenses from $87,537 for the year ended June 30, 2001 to $258,791 for the year ended June 30, 2002.

The increase in operating expenses resulted from the increase in production volumes and wells related to the Acquisition. The increase in general and administrative expense can be attributed to the increased activity and from certain costs related with the financing completed in the fourth quarter.

The loss for the year ended June 30, 2002 was $1,079,452, whereas during the prior year ended June 30, 2001, Resolution had a net income of $20,288. Net income decreased for 2002 because of the increase in operating costs for the year ended June 30, 2002 along with the increase in general and administrative expenses and a significant increase in depletion and depreciation. Depletion and depreciation for the year ended June 30, 2002 includes a ceiling test write-down of $1,113,118 as compared to no ceiling test write-down for the year ended June 30, 2001.

Results of Operations for the Year Ended June 30, 2001 as Compared to Year Ended June 30, 2000

Oil and gas sales for the year ended June 30, 2001 totalled $305,837 as compared to $306,548 for the year ended June 30, 2000. Volumes decreased by 25% on average for the year but were offset by a corresponding increase in commodity prices.

Net oil and gas revenues for the year increased marginally from $233,269 for the year ended June 30, 2000 to $240,460 for the year ended June 30, 2001. This slight increase was due to a reduction in royalties.

Expenses before depletion and depreciation totalled $139,183 for the year ended June 30, 2001 as compared to $169,668 for the year ended June 30, 2000. This overall decrease resulted primarily from the decrease in operating costs from $83,546 for the year ended June 30, 2000 to $51,646 for the year ended June 30, 2001. This decrease in operating costs was a result of a decrease in average production volumes between 2001 and 2000.

Net earnings for the year ended June 30, 2001 were $20,288 compared to a loss of $36,221 for the year ended June 30, 2000. Net income increased for 2001 because of the decrease in operating costs and depletion for the year ended June 30, 2001 along with the increase in average prices.

Income Taxes

Resolution has available the following approximate amounts at June 30, 2003 which may be deducted, at the annual rates indicated, in determining taxable income of future years:

	Rate	Amount
Canadian oil and gas property expense	10%	$1,571,103
Canadian development expense	30%	$17,899
Canadian exploration expense	100%	$3,306,712
Undepreciated capital cost	20% - 100%	$1,047,759

Resolution has incurred losses for income tax purposes of approximately $427,000. Unless sufficient taxable income is earned in future years these losses will expire as follows:

2006	$73,000
2007	$29,000
2008	$65,000
2009	$260,000

Liquidity and Capital Resources

Capital expenditures on exploration, development and operating activities precede the resulting production and cash flow, often for a significant period. Continued growth and the ability to capitalize on opportunities as they arise require capital resources in excess of funds generated through operating activities. Resolution has not secured a bank credit facility and its strategy is to fund future exploration and development expenditures and acquisitions from cash flow from operations together with the proceeds of equity financings. Management of Resolution believes that funds from these sources will be adequate to meet Resolution's near-term liquidity needs.

As at June 30, 2003, Resolution had working capital of $1,360,549.

Environmental

Resolution believes that it is in substantial compliance with existing environmental laws and regulations applicable to it and is not aware of any proposed environmental legislation or regulations with which it would not be in material compliance. However, the natural gas and crude oil industry may in the future become subject to more stringent environmental protection rules. This could increase the cost of doing business and may have a negative impact on earnings in the future.

To date, Resolution has had no material environmental incidents or lost time accidents. Resolution has provided for site restoration and abandonment costs of $101,171 as at June 30, 2003, net of expected recoveries and based on costs and regulations currently in effect.

DIVIDEND RECORD AND POLICY

Resolution has not declared or paid any dividends on any shares since its incorporation, and does not foresee the declaration or payment of any dividends on the Resolution Common Shares in the near future. Any decision to pay dividends on the Resolution Common Shares will be made by the board of directors on the basis of Resolution' earnings, financial requirements and other conditions existing at such future time and which the Resolution directors consider appropriate in the circumstances.

DESCRIPTION OF SHARE CAPITAL

Resolutions' authorized share capital consists of an unlimited number of Resolution Common Shares of which, as at October 20, 2003, 33,123,939 Resolution Common Shares are issued and outstanding as fully paid and non-assessable. The Resolution Common Shares have attached to them the rights, privileges, restrictions and conditions as hereinafter set forth: (i) each holder of a Resolution Common Share is entitled to receive notice of, to attend and to vote at all meetings of the Shareholders; (ii) the holders of the Resolution Common Shares are entitled to receive dividends if, as and when declared by the board of directors; and (iii) the holders of the Resolution Common Shares are entitled to share equally in the remaining property of Resolution upon liquidation, dissolution or winding-up of Resolution.

CAPITALIZATION

The following table sets forth the capitalization of Resolution as at December 31, 2002, as at June 30, 2003, and as at June 30, 2003 after giving effect to the completion of the Resolution Arrangement. See also the pro forma financial statements of Berens contained in Appendix H to the Information Circular.

Description	Authorized	As at December 31, 2002	As at June 30, 2003	As at June 30, 2003 After Giving Effect to the Resolution Arrangement
Resolution Common Shares	Unlimited	$12,101,347 (32,619,239 Resolution Common Shares) (2)	$11,501,573 (32,619,239 Resolution Common Shares) (2)	Nil(3)
Resolution Warrants(1)	N/A	1,500,000	1,500,000	Nil
Bank Debt		Nil	Nil	Nil

Notes:

(1) Each Resolution Warrant gives the holder the right to acquire one Resolution Common Share at a price of $0.25, at any time prior to October 26, 2003.

(2) Does not include 1,935,000 Resolution Common Shares reserved for issuance pursuant to Resolution Options.

(3) All the Resolution Common Shares will be held by Berens immediately following the Resolution Arrangement and then Berens and Resolution will amalgamate resulting in no Resolution Common Shares being outstanding.

OPTIONS TO PURCHASE SECURITIES AND STOCK OPTION PLAN

The Shareholders have approved a stock option plan (the "Plan") of Resolution dated April 22, 2003.

The purpose of the Plan is to offer to directors, officers, employees and consultants of Resolution and its affiliates the opportunity to acquire a proprietary interest in Resolution, thereby providing an incentive to such persons to promote the best interests of Resolution and to provide Resolution with the ability to attract qualified persons as directors, officers and employees.

The Plan is administered by the directors of Resolution. The Plan provides that options will be issued pursuant to option agreements ("Option Agreements") which shall provide for the expiration of such options on a date not later than five years after the issuance of such option. A maximum number of Resolution Common Shares equal to 10% of the issued and outstanding Resolution Common Shares, from time to time, may be reserved for issue under the Plan provided that options may not be granted in one 12 month period to an individual to purchase in excess of 5% of the then outstanding Resolution Common Shares unless disinterested shareholder approval is obtained. Options issued pursuant to the Plan will have an exercise price determined by the board of directors provided that the exercise price shall not be less than the price permitted by the TSXV.

Subject to the particular provisions of Option Agreements, options granted under the Plan are non-transferable and expire the earlier of five years from the date of grant or 90 days from the date the optionee ceases to be an officer, director, employee or consultant of Resolution. In the event of death of an optionee, options held by the estate of such optionee will expire the earlier of five years from the date of grant or one year from the date of ceasing to be an officer, director, employee or consultant of Resolution due to death.

The following table sets forth options granted to directors and Executive Officers (as defined herein) and employees and consultants of Resolution and which are outstanding as at October 20, 2003.

Group (Number of Persons in Group)	Number of Resolution Common Shares Under Option	Date of Grant	Expiry Date	Exercise Price Per Resolution Common Share	Market Value of Securities Underlying Resolution Option on Date of Grant ($/Security)
Executive Officers (includes Executive Officers who are also Directors) (Five)	550,000	October 26, 2001	October 26, 2006	$0.15	$0.39
	675,000	April 10, 2002	April 10, 2007	$0.38	$0.70
	305,000	February 17, 2003	February 17, 2008	$0.45	$0.45
Directors (excludes directors who are Executive Officers) (One)	50,000	October 26, 2001	October 26, 2006	$0.15	$0.39
	50,000	April 10, 2002	April 10, 2007	$0.38	$0.70
	50,000	January 6, 2003	January 6, 2008	$0.45	$0.45
	25,000	February 17, 2003	February 17, 2008	$0.45	$0.45
Employees and Consultants (Four)	175,000	April 10, 2002	April 10, 2007	$0.38	$0.70
	55,000	February 17, 2003	February 17, 2008	$0.45	$0.45
	1,935,000				

PRIOR SALES OF SECURITIES

The only Resolution Common Shares issued by Resolution in the prior 12 months prior to October 20, 2003 are as follows:

Date	Number of Resolution Common Shares	Issue Price	Reason for Issuance
December 20, 2002	3,033,000	$0.55	Private Placement
September 4, 2003	89,350	$0.25	Exercise of Warrants
October 10, 2003	413,350	$0.25	Exercise of Warrants

PRICE RANGE AND TRADING VOLUMES OF RESOLUTION COMMON SHARES

The Resolution Common Shares are listed and posted for trading on the TSXV under the trading symbol "RRL". The following table sets forth the reported high and low sale prices (which are not necessarily the closing prices) and the trading volumes for the Resolution Common Shares for the periods indicated as reported by sources Resolution believes to be reliable.

Date		Price Range ($) High	Low	Volume
2001				
	Oct. 1 - Dec. 31[(1)]	0.45[(1)]	0.30[(1)]	106,914[(1)]
2002				
	Jan. 1 - March 31	0.70	0.34	163,524
	April 1 - June 30	0.71	0.45	361,452
	June 30 - Sept. 30	0.46	0.37	418,208
	Oct. 1 - Dec. 31	0.45	0.27	2,290,674
2003				
	Jan. 1 - March 31	0.48	0.36	2,092,429
	April 1 - June 30	0.55	0.34	617,798
	June 30 - Sept. 30	0.95	0.51	2,679,116
	April	0.45	0.34	61,332
	May	0.54	0.40	382,666
	June	0.55	0.46	173,800
	July	0.66	0.51	811,127
	August	0.74	0.65	98,700
	September[(2)]	0.95	0.66	1,769,289
	October	1.00	0.86	4,848,759
	November[(3)]	0.99	0.97	275,842

Notes:

(1) Adjusted to reflect a 1:3 Consolidation which occurred on October 26, 2001.
(2) Trading in Resolution Common Shares on the TSXV was halted on September 23, 2003 and reinstated on October 1, 2003.
(3) Up to November 10, 2003.

ESCROWED SECURITIES

An aggregate, 3,644,796 Resolution Common Shares issued pursuant to the acquisition by Resolution of all of the issued and outstanding common shares of each of Voltorb and of Devinsharpe to insiders and related parties of Resolution were deposited under a TSXV Value Securities Escrow Agreement for Tier 2 Issuers and due to be released therefrom as to 10% thereof following the issuance by the TSXV of a notice of the TSXV confirming its final acceptance of the Private Placement and the Acquisition (the "Final Exchange Notice"), and as to 15% thereof on each of the 6, 12, 18, 24, 30 and 36 month anniversaries of the Final Exchange Notice. If at any time following the completion of the Private Placement and the Acquisition Resolution is designated a Tier 1 Issuer, the release of these Resolution Common Shares from escrow will be accelerated (on a retroactive basis) as to 25% thereof following the issuance by the exchange of the Final Exchange Notice and as to 25% thereof on each of the 6, 12, and 18 month anniversary of the Final Exchange Notice. Resolution has made application to the TSXV for the classification of Resolution as a Tier 1 Issuer. If the application is approved all of the Resolution Common Shares subject to the TSXV Value Securities Escrow Agreement will be released November 17, 2003.

Designation of Class	Number of Escrowed Securities and Percentage of Class
Resolution Common Shares	3,644,796 (11.0%)

PRINCIPAL SHAREHOLDERS

As at October 20, 2003 and to the knowledge of the directors and officers of Resolution, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding Resolution Common Shares.

DIRECTORS AND OFFICERS

Name, Address, and Security Holdings

The names, municipalities of residence of the directors and officers of Resolution, their positions and offices held with Resolution, their principal occupations during the past five years and their shareholdings as at October 20, 2003 are as follows:

Name and Municipality of Residence	Position with Resolution	Present Occupation and Positions Held During Last Five Years	Director Since	Number of Resolution Common Shares Owned(1)
Stan G. P. Grad Calgary, Alberta	Chairman and director	Mr. Grad was formerly the President and Chief Executive Officer of Grad & Walker Energy Corporation, an oil and gas exploration and production company which he founded. Grad & Walker Energy Corporation reached the TSE 300 index prior to its sale in July 1997 to Crestar Energy. Mr. Grad is a founding member of the Calgary Stampede Foundation, a director of the Alberta Shock Trauma Air Rescue Society (STARS), Co-Chairman of Stars Canada Society and former Chairman of the STARS Society and STARS Foundation. An alumnus of Southern Alberta Institute of Technology (SAIT), Mr. Grad was awarded an Honorary Bachelor of Applied Technology degree in recognition of his extraordinary contributions to the petroleum industry and the social well-being of Alberta residents.	October 23, 2001	2,527,451(1) (7.6%)
Raymond P. Antony(2) Calgary, Alberta	President, Chief Financial Officer and director	Mr. Antony is currently the President of DCR Investments Inc., which provides services to several companies which are listed on TSX-V and the TSX. Currently, he is a director of First Calgary Petroleums Ltd. (TSX), Adulis Resources Inc. (TSX-V), Ensel Corporation (TSX-V), Wellco Energy Services Inc. (TSX-V) and Sherwood Mining Corporation (TSX-V). During the period 1997 to 2001, Mr. Antony was the President of two private oil and gas companies which were recently acquired by TSX listed companies.	October 23, 2001	662,408 (2.0%)
Peter A. Sider(2) Calgary, Alberta	Director	Since September 1999, Mr. Sider has been providing engineering consulting to various oil and gas companies. Mr. Sider was President, Chief Executive Officer and a director of Netherfield Energy Corporation (TSX-V) from September 1997 to September 1999. From December 1993 to August 1997, Mr. Sider held various positions with Grad & Walker Energy Corporation (TSX), most recently Vice-President, Operations and Chief Operating Officer. Mr. Sider has been a professional engineer since 1981 and has over 24 years experience in the oil and	October 23, 2001	604,953 (1.8%)

Name and Municipality of Residence	Position with Resolution	Present Occupation and Positions Held During Last Five Years	Director Since	Number of Resolution Common Shares Owned[(1)]
		gas business.		
Murray Palin[(2)] Calgary, Alberta	Director	Mr. Palin has been the President of Linray Energy Inc. and Raylin Energy Inc., both private oil and gas companies, during the last five years. Mr. Palin has over 30 years experience in the oil and gas business.	October 23, 2001	607,671 (1.8%)
Alan R. Breakey Bragg Creek, Alberta	Vice President	Mr. Breakey is currently Managing Director of Moose Mountain Resources Inc. which provides geological consulting services to various oil and gas companies. From 1991 to 1994, Mr. Breakey was Vice-President, Exploration for Chancellor Energy Resources Ltd., a company listed on the TSX. Mr. Breakey has been a professional geologist since 1985 and has over 15 years experience in the oil and has business.	October 23, 2001	808,423 (2.4%)
Ron Wiebe Calgary, Alberta	Vice-President	Mr. Wiebe is currently President of G & W Resources Ltd., a private oil and gas company. Mr. Wiebe was a landman for Grad & Walker Energy Corporation from 1989 to 1997. Mr. Wiebe has over 15 years experience in the oil and gas business.	October 23, 2001	214,762 (0.6%)

Notes:

(1) 1,895,713 Common Shares are held by G & W Resources Ltd., a private company controlled by Mr. Grad.
(2) Members of the audit committee.

Pursuant to the provisions of the ABCA, Resolution is required to have an audit committee. The audit committee of Resolution currently consists of Raymond P. Antony, Peter A. Sider and Murray Palin. The general function of the audit committee is to review the overall audit plan and Resolution's system of internal controls, to review the results of the external audit, and to resolve any potential dispute with Resolution's auditors. Resolution does not have an executive committee.

As at October 20, 2003, the directors, officers and insiders of Resolution, as a group, owned, directly or indirectly, 5,425,668 Resolution Common Shares, or approximately 16.5% of the issued and outstanding Resolution Common Shares. The directors and officers also held, in aggregate, 1,705,000 Resolution Options as of October 20, 2003, which, if exercised would increase the beneficial ownership of the officers and directors as a group, to 21.5% of Resolution's outstanding Resolution Common Shares. This group also has Resolution Warrants to acquire 512,500 Resolution Common Shares.

Cease Trade Orders or Bankruptcies

No director, officer or controlling shareholder of Resolution has, within the past ten years, been a director or officer of any other issuer that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions under Canadian securities legislation for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No director, officer or controlling shareholder of Resolution or a personal holding company of any such person has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold such person's assets.

Penalties or Sanctions

No director, officer or controlling shareholder of Resolution has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors and officers of Resolution are associated with other reporting issuers or other corporations which may give rise to conflicts of interest. In accordance with the ABCA, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with Resolution are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of Resolution. Certain of the directors of Resolution have either other employment or other business or time restrictions placed on them and accordingly, these directors of Resolution will only be able to devote part of their time to the affairs of Resolution.

Management

Additional information in respect of the directors and senior management of Resolution is set out below:

Stan G. P. Grad, B.Sc., P. Eng., Chairman and director

Mr. Grad, age 59, was formerly the President and Chief Executive Officer of Grad & Walker Energy Corporation, an oil and gas exploration and production company which he founded. Grad & Walker Energy Corporation reached the TSE 300 index prior to its sale in July 1997 to Crestar Energy. Mr. Grad is a founding member of the Calgary Stampede Foundation, a director of the Alberta Shock Trauma Air Rescue Society (STARS), Co-Chairman of Stars Canada Society and former Chairman of the STARS Society and STARS Foundation. An alumnus of Southern Alberta Institute of Technology (SAIT), Mr. Grad was awarded an Honorary Bachelor of Applied Technology degree in recognition of his extraordinary contributions to the petroleum industry and the social well-being of Alberta residents.

Raymond P. Antony, BComm., C.A., President, Chief Financial Officer and director

Mr. Antony, age 51, is currently the President of DCR Investments Inc., which provides services to several companies which are listed on TSXV and the Toronto Stock Exchange ("TSX"). Currently, he is a director of First Calgary Petroleums Ltd. (TSX), Adulis Resources Inc. (TSXV), Ensel Corporation (TSXV), Wellco Energy Services Inc. (TSXV)and Sherwood Mining Corporation (TSXV). During the period 1997 to 2001, Mr. Antony was the President of two private oil and gas companies which were recently acquired by TSX listed companies.

Peter A. Sider, BSc., P. Eng., Director

Mr. Sider, age 46, has been providing engineering consulting to various oil and gas companies since September 1999. Mr. Sider was President, Chief Executive Officer and a director of Netherfield Energy Corporation (TSXV) from September 1997 to September 1999. From December 1993 to August 1997, Mr. Sider held various positions with Grad & Walker Energy Corporation (TSX), most recently Vice-President, Operations and Chief Operating Officer. Mr. Sider has been a professional engineer since 1981 and has over 24 years experience in the oil and gas business.

Murray Palin, Director

Mr. Palin, age 60, has been the President of Linray Energy Inc. and Raylin Energy Inc., both private oil and gas companies, during the last five years. Mr. Palin has over 30 years experience in the oil and gas business.

Alan R. Breakey, M.Sc., P. Geol., Vice President

Mr. Breakey, age 53, is currently Managing Director of Moose Mountain Resources Inc. which provides geological consulting services to various oil and gas companies. From 1991 to 1994, Mr. Breakey was Vice-President, Exploration for Chancellor Energy Resources Ltd., a company listed on the TSX, Mr. Breakey has been a professional geologist since 1985 and has over 15 years experience in the oil and has business.

Ron Wiebe, Vice-President

Mr. Wiebe, age 46, is currently President of G & W Resources Ltd., a private oil and gas company. Mr. Wiebe was a landman for Grad & Walker Energy Corporation from 1989 to 1997. Mr. Wiebe has over 15 years experience in the oil and gas business.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

As at the date hereof, Resolution has five Executive Officers, three of whom are also directors. "Executive Officer" means the Chairman and any vice-chairman of the board of directors, president, secretary or any vice-president and any officer of Resolution or its subsidiary who performs a policy making function in respect of Resolution. The aggregate cash compensation (including salaries, fees, director's fees, commissions, bonuses paid for services rendered during the most recently completed fiscal year, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned during the most recently completed fiscal year the payment of which was deferred) paid to the Executive Officers (or corporations controlled by Executive Officers), in the capacity as an Executive Officer, for the most recently completed twelve month period ended December 31, 2002 was $168,000.

The following table, presented in accordance with the Regulations made under the *Securities Act* (British Columbia) (the "Regulations"), sets forth all annual and long term compensation for services in all capacities to Resolution for the three most recently completed fiscal years and the twelve month period ended December 31, 2002 (to the extent required by the Regulation), in respect of the individual(s) who were, at the date hereof, acting in a capacity similar to a Chief Executive Officer of Resolution and the four most highly compensated Executive Officers whose compensation was greater than $100,000 ("Named Executive Officers").

Name and Principal Position	Year Ended	Annual Compensation: Salary ($)	Bonus ($)	Other Annual Compensation ($)	Long Term Compensation — Awards: Securities Under Options/ SARS[1] Granted	Restricted Shares or Restricted Share Units ($)	Payouts: LTIP[2] Payouts ($)	All Other Compensation ($)
Raymond P. Antony President	December 31, 2002[3]	Nil	Nil	$42,000[4]	Nil	Nil	Nil	Nil
Robert J. Dales[5] President	June 30, 2001	Nil	Nil	Nil	200,000/0	Nil	Nil	Nil
	June 30, 2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) "SARS" or "Stock appreciation right" means a right granted by Resolution as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of Resolution.

(2) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3) Resolution changed its financial year end to December 31, 2002, this amount was paid during the period from January 1, 2002 to December 31, 2002.

(4) Mr. Antony became an officer of Resolution on October 23, 2001. This amount was paid as a management fee.

(5) Mr. Dales ceased to be an officer of Resolution on October 23, 2001.

During the most recently completed twelve month period ended December 31, 2002, Resolution paid no cash compensation (including salaries, director's fees, commissions, bonuses paid for services rendered, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned by the directors for services rendered) to the directors for services rendered in the capacity as directors.

During the most recently completed twelve month period ended December 31, 2002, directors (including directors who are also Executive Officers) received in aggregate options to purchase 450,000 Resolution Common Shares at an exercise price of $0.38 per Resolution Common Share and having an expiry date of April 10, 2007.

Executive Officers of Resolution who also act as directors of Resolution, do not receive any additional compensation for services rendered in their capacity as directors, other than as paid by Resolution to such Executive Officers in their capacity as Executive Officers.

The following table sets forth, in accordance with the Regulations information in respect of the grants of options to purchase or acquire securities of Resolution (whether or not intended with SARs and free standing SARs) and made during the twelve month period ended December 31, 2002 to the Named Executive Officers.

Name and Position	Securities under Resolution Options/ SAR's Granted (#)	% of Total Resolution Options /SAR's Granted to Employees in Fiscal year	Exercise or Base Price ($/Security)	Market Value of Securities underlying Resolution Options/SAR's on the Date of Grant ($/Security)	Expiration Date
Raymond P. Antony, President and Chief Financial Officer	175,000	11.6%	0.38	0.70	April 10, 2007

The following table sets forth, in accordance with the Regulations, information for each Named Executive Officer in respect of each exercise of Resolution Options and free standing SARs, if any, during the twelve month period ended December 31, 2002 and the fiscal year end value of unexercised Resolution Options and SARs.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Resolution Options at Fiscal Year End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Resolution Options at Fiscal Year-End ($)(1)(2) Exercisable/Unexercisable
Raymond P. Antony, President and Chief Financial Officer	Nil	Nil	131,240/168,760(3) (4)	$15,312/$10,938(3) (4)

Notes:

(1) Unexercised "in-the-money" Resolution Options refer to the Resolution Options in respect of which the market value of the underlying securities as at the financial year-end exceeds the exercise or base price of the Resolution Option.

(2) The aggregate of the difference between the market value of the Resolution Common Shares as at December 31, 2002, being $0.36 per Resolution Common Share and the exercise price.

(3) Effective September 29, 2003, all of these Resolution Options vested and became exercisable.

(4) On February 17, 2003, Mr. Antony was granted 70,000 Resolution Options exercisable at 0.45 per Resolution Common Share.

Resolution has not had and does not currently have any long term incentive plans other than options granted from time to time under the Plan.

Resolution has not made any downward repricing of Resolution Options or stock appreciation rights for Named Executive Officers during the twelve month period ended December 31, 2002.

Resolution does not have any pension or retirement plan which is applicable to the Executive Officers. Resolution has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now or previously has acted as an Executive Officer of Resolution, in connection with or related to the retirement, termination or resignation of such person and Resolution has provided no compensation to such persons as a result of change of control of Resolution, its subsidiaries or affiliates. Resolution is not party to any compensation plan or arrangement with the Executive Officers resulting from the resignation, retirement or termination of employment of such persons.

Resolution does not have in place any employment contract between Resolution or any subsidiary or affiliate thereof and any Named Executive Officer except as hereinafter set forth.

Other than as set forth herein, Resolution did not pay any other compensation to the Executive Officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed fiscal year other than benefits and perquisites which did not amount to $10,000 or greater per individual.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

At no time during the most recently completed financial year was there any indebtedness of any director or officer, or any associate of any such director or officer, to Resolution or to any other entity which is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Resolution.

LEGAL MATTERS

Certain legal matters relating to the Resolution Arrangement have been or will be passed upon by Borden Ladner Gervais LLP, on behalf of Resolution. As at October 20, 2003, the partners and associates of Borden Ladner Gervais LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Resolution Common Shares and no Berens Shares. As at November 10, 2003, the partners and associates of Borden Ladner Gervais LLP, as a group, beneficially owned, directly or indirectly, no Matrix Common Shares.

PROMOTERS

Raymond P. Antony, Stan G.P. Grad and Ron Weibe are the promoters of Resolution. For information as to the number and percentage of Resolution Common Shares beneficially owned, directly or indirectly, or over which control is exercised, by the promoters, or for other information in relation to the promoters, please see "*DIRECTORS AND OFFICERS*".

LEGAL PROCEEDINGS

There are no outstanding legal proceedings involving Resolution or its assets as of the date of the Information Circular which management of Resolution believes to be material to Resolution, nor are any such proceedings known by Resolution to be contemplated.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein or as previously disclosed, Resolution is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or Executive Officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Resolution Common Shares or any associate or affiliate of any of the foregoing in any transaction in the preceding twelve month period or any proposed or ongoing transaction of Resolution which has or will materially affect Resolution.

The acquisition of Voltorb was a related party transaction in that Raymond P. Antony and Peter A. Sider were directors, officers and shareholders of each of Resolution and Voltorb and Alan R. Breakey was an officer and shareholder of Resolution and a director, officer and shareholder of Voltorb. Raymond P. Antony, Peter A. Sider and Alan R. Breakey received 399,908 Resolution Common Shares, 399,953 Resolution Common Shares and 418,423 Resolution Common Shares respectively pursuant to the Voltorb Acquisition. The acquisition of Devinsharpe was a related party transaction in that Stan G.P. Grad was a director, officer and shareholder of each of Resolution and Devinsharpe and Ron Weibe was an officer and shareholder of Resolution and a director, officer and shareholder of Devinsharpe. Stan G.P. Grad and Ron Weibe received 2,099,579 Resolution Common Shares and 104,762 Resolution Common Shares respectively pursuant to Devinsharpe acquisition.

Directors and Executive Officers purchased an aggregate of 420,000 Resolution Common Shares at a price of $0.38 per Resolution Common Share on April 18, 2002 pursuant to a private placement.

An officer of Resolution acquired 60,000 Resolution Common Shares at a price of $0.55 per Resolution Common Share pursuant to a private placement dated December 20, 2002.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Resolution are Deloitte & Touche LLP, Chartered Accountants, Suite 3000, 700 - 2nd Street S.W., Calgary, Alberta, T2P 0S7.

The registrar and transfer agent for the Resolution Common Shares is Valiant Trust Company at its principal offices in Calgary, Alberta.

MATERIAL CONTRACTS

Except for contracts contemplated by the Information Circular and entered into in the ordinary course of business, the only contracts entered into by Resolution in the two years immediately prior to the date hereof which can reasonably be regarded as presently material are the following:

1. Acquisition Agreement between Resolution and Voltorb dated March 26, 2002;

2. Acquisition Agreement between Resolution and Devinsharpe dated March 26, 2002; and

3. Arrangement Agreement between Resolution and Berens dated October 16, 2003.

EXPERTS

The partners and associates of McDaniel have no direct or indirect interest in the property of Resolution and beneficially own, directly or indirectly, less than 1% of the outstanding Resolution Common Shares.

The consolidated financial statements of Resolution as at December 31, 2002 and for the six month period then ended and as at June 30, 2002 and for the year then ended have been audited by Deloitte & Touche LLP, Chartered Accountants, as indicated in their report dated March 21, 2003 and included in Appendix E. As of the date hereof, the partners and employees of Deloitte & Touche LLP do not own, directly or indirectly, any of the Resolution Common Shares.

FINANCIAL STATEMENTS OF RESOLUTION

The audited financial statements for Resolution as at and for the period ended December 31, 2002 together with the auditors' report thereon, and the unaudited financial statements as at and for the six months ended June 30, 2003 are contained in Appendix E to the Information Circular.

APPENDIX E

RESOLUTION FINANCIAL STATEMENTS

RESOLUTION RESOURCES LTD.

FINANCIAL STATEMENTS
(Unaudited)

June 30, 2003

Resolution Resources Ltd.

Balance Sheets **As at**		**June 30,** **2003**		**December 31,** **2002**
(Unaudited)				
Assets				
Current				
Cash and short-term deposits	$	**2,998,943**	$	4,180,176
Accounts receivable		**805,890**		754,293
Prepaid expenses		**59,727**		66,337
		3,864,560		5,000,806
Property and equipment (Note 3)		**9,489,689**		6,240,613
	$	**13,354,249**	$	11,241,419
Liabilities				
Current				
Accounts payable and accrued liabilities	$	**2,504,011**	$	1,053,218
Provision for future site restoration and abandonment costs		**101,171**		62,236
Future income taxes (Note 5)		**992,494**		142,365
Shareholders' Equity				
Share capital (Note 4)		**11,501,573**		12,101,347
Deficit		**(1,745,000)**		(2,117,747)
		9,756,573		9,983,600
	$	**13,354,249**	$	11,241,419

Resolution Resources Ltd.

Statements of Earnings and Deficit

(Unaudited)	**Three months ended June 30, 2003** $	**Six months ended June 30, 2003** $	Three months ended June 30, 2002 $	Six months ended June 30, 2002 $
Revenue				
Oil and gas sales, net of royalties	**1,149,682**	**2,418,006**	242,303	276,525
Other income	**66,993**	**138,018**	40,217	42,815
	1,216,675	**2,556,024**	282,520	319,340
Expenses				
Depletion and depreciation	**430,745**	**977,585**	1,125,595	1,194,169
General and administrative	**178,400**	**375,987**	155,778	189,325
Interest	**--**	**--**	15,317	15,317
Production	**287,742**	**579,350**	129,747	148,067
	896,887	**1,932,922**	1,426,437	1,546,878
Income (loss) before income taxes	**319,788**	**623,102**	(1,143,917)	(1,227,538)
Income taxes				
Current	**--**	**--**	--	3,262
Future	**250,355**	**250,355**	(499,616)	(499,616)
	250,355	**250,355**	(499,616)	(496,354)
Net earnings (loss)	**69,433**	**372,747**	(644,301)	(731,184)
Deficit, beginning of period	**(1,814,433)**	**(2,117,747)**	(1,411,667)	(1,324,784)
Deficit, end of period	**(1,745,000)**	**(1,745,000)**	(2,055,968)	(2,055,968)
Earnings (loss) per share – basic and diluted	**0.00**	**0.01**	(0.04)	(0.06)
Weighted Average Number of Shares (Note 4)				
Basic	32,619,239	32,619,239	17,625,008	12,040,648
Diluted	33,795,019	33,795,019	17,625,008	12,040,648

Resolution Resources Ltd.

Statements of Cash Flows

(Unaudited)	Three months ended June 30, 2003	Six months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2002
	$	$	$	$
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:				
Operating				
Net earnings (loss)	**69,433**	**372,747**	(644,301)	(731,184)
Adjustments for:				
Depletion and depreciation	**430,745**	**977,585**	1,125,595	1,194,169
Future income taxes	**250,355**	**250,355**	(499,616)	(499,616)
	750,533	**1,600,687**	(18,322)	(36,631)
Changes in non-cash working capital	**1,223,829**	**1,405,806**	873,053	871,825
	1,974,362	**3,006,493**	854,731	835,194
Financing				
Proceeds on issuance of shares	**—**	**—**	4,870,480	4,870,480
Investing				
Additions of property and equipment	**(2,105,166)**	**(4,187,726)**	(1,282,818)	(1,298,318)
Cash acquired with acquisitions	**—**	**—**	735,888	735,888
	(2,105,166)	**(4,187,726)**	(546,930)	(562,430)
NET INCREASE (DECREASE) IN CASH AND SHORT-TERM DEPOSITS	**(130,804)**	**(1,181,233)**	5,178,281	5,143,244
CASH AND SHORT-TERM DEPOSITS, BEGINNING OF PERIOD	**3,129,747**	**4,180,176**	656,373	691,410
CASH AND SHORT-TERM DEPOSITS, END OF PERIOD	**2,998,943**	**2,998,943**	5,834,654	5,834,654

1. SIGNIFICANT ACCOUNTING POLICIES

The subsidiaries of the Company were amalgamated effective January 1, 2003.

These interim financial statements follow the same accounting policies and methods as the most recent annual financial statements and include all adjustments necessary to present fairly the results for the interim periods. Certain information and footnote disclosure normally included in the financial statements has been condensed or omitted. These interim financial statements should be read in conjunction with the most recent audited annual consolidated financial statements and notes included in the Company's annual report for the year ended December 31, 2002.

2. CHANGE IN ACCOUNTING STANDARD

Stock-based compensation plan

The Company accounts for its stock-based compensation plan using the intrinsic value of the stock options granted, and as such, no costs have been recognized in the financial statements for stock options granted at market values to employees and directors. Effective July 1, 2002, under Canadian generally accepted accounting principles, the impact of using the fair value method on compensation costs and recorded net earnings must be disclosed.

If the fair-value method for stock options had been used, the Company's net earnings and net earnings per share for the period ended June 30, 2003 would be as follows:

	Three months ended June 30, 2003	Six months ended June 30, 2003
Compensation costs	$7,844	$15,688
Net (loss) earnings:		
As reported	$69,433	$372,747
Pro forma	$61,589	$357,059
Net earnings per share - basic and diluted:		
As reported	$0.00	$0.01
Pro forma	$0.00	$0.01

The fair value method has been calculated using the Black-Scholes option-pricing model assuming an expected annualized volatility of 65%, a risk free rate of return of 4.5%, and an expected life of 5 years, which generated a weighted average fair value of $0.22 per option.

3. PROPERTY AND EQUIPMENT

	June 30, 2003 $	December 31, 2002 $
Oil and gas property and equipment	**16,501,009**	12,316,721
Less accumulated depletion	**7,039,125**	6,103,794
	9,461,884	6,212,927
Office equipment	**105,578**	102,140
Less accumulated depreciation	**77,773**	74,454
	27,805	27,686
	9,489,689	6,240,613

During the three and six months ended June 30, 2003 (three and six months ended June 30, 2002 - $Nil), there were no interest or general and administrative costs capitalized.

For the three and six months ended June 30, 2003, costs of $1,514,680 and $1,514,680 respectively (three and six months ended June 30, 2002 – $1,347,000 and $1,347,000 respectively) relating to undeveloped land and seismic have been excluded from the amounts subject to depletion and depreciation.

For the three and six months ended June 30, 2003, a provision for site restoration of $19,160 and $38,935 respectively (three and six months ended June 30, 2002 – $2,373 and $13,783 respectively) was included in depletion and depreciation expense.

As a result of the ceiling test calculation at June 30, 2002, the Company reduced the carrying value of its petroleum and natural gas properties by $1,113,118. The amount is included in depletion and depreciation expense and accumulated depletion.

4. SHARE CAPITAL

	Number of Shares	**Amount $**
Authorized		
Unlimited number of common shares		
Issued		
Balance, June 30, 2002	29,586,239	**10,694,486**
December 2002 private placement	3,033,000	**1,668,150**
Less share issue costs (net of tax)	-	**(72,289)**
Flow-through share adjustment (ii)	-	**(189,000)**
Balance, December 31, 2002	32,619,239	**12,101,347**
Tax effect on renounced expenditures	-	**(599,774)**
Balance, June 30, 2003	32,619,239	**11,501,573**

(i) On October 26, 2001, the Company completed a private placement of 3,000,000 units at a price of $0.15 per unit, for aggregate proceeds of $450,000. Each unit is comprised of one common share of the Company and one half of one purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share on or before October 26, 2003 upon payment of the exercise price of $0.25 per share (Note 8).

(ii) All flow-through share commitments have been spent as of June 30, 2003.

Stock options

The Company has established an incentive stock option plan for its directors, officers, employees, consultants and management company employees. The number of common shares reserved for issuance under the incentive stock option plan was 2,000,000 at June 30, 2003. At no time will more than 2,000,000 shares be under option pursuant to the plan. The number of shares under option at any specific time to any one optionee shall not exceed 5% of the issued and outstanding common share capital of the Company (aggregate number of options to consultants not to exceed 2% of the issued and outstanding common shares). Employee options may be exercised in cumulative annual amounts of 33.33% on or after each of the first two anniversary dates of the grant and monthly amounts of 2.78% during the third year. Directors and officers' options may be exercised in cumulative monthly amounts of 4.17% from the date of the grant.

4. **SHARE CAPITAL (Continued)**

At June 30, 2003, 1,935,000 options were outstanding and exercisable at various dates to April, 2007.

	June 30, 2003	
	Number of Shares	Weighted Average Exercise Price $
Outstanding, December 31, 2002	1,500,000	0.29
Granted	435,000	0.45
Outstanding, June 30, 2003	1,935,000	0.33

The following table summarizes outstanding and exercisable options as at June 30, 2003:

Exercise Price $	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price $	Number of Options Exercisable	Weighted Average Exercise Price $
0.15	600,000	4.00	0.15	441,995	0.15
0.38	900,000	4.50	0.38	468,480	0.38
0.45	435,000	4.75	0.45	80,475	0.45
	1,935,000			990,950	

Exercise Price $	Number of Warrants Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price $	Number of Warrants Exercisable	Weighted Average Exercise Price $
0.25	1,500,000	1.00	0.25	1,500,000	0.25

5. INCOME TAXES

At June 30, 2003, the Company has available the following approximate amounts which may be deducted, at the annual rates indicated, in determining taxable income of future years.

	Rate %	Amount $
Canadian oil and gas property expense	10	**1,571,103**
Canadian development expense	30	**17,899**
Canadian exploration expense	100	**3,306,712**
Undepreciated capital costs	20 - 100	**1,047,759**

The Company has incurred losses for income tax purposes of approximately $427,000, which expire as follows:

	$
2006	**73,000**
2007	**29,000**
2008	**65,000**
2009	**260,000**

During the second quarter of 2003, the Federal and Alberta taxation authorities substantially enacted a five year income tax rate reduction. The impact of these reductions was not material to the Company.

6. RELATED PARTY TRANSACTIONS

For the six months ended June 30, 2003, management fees in the amount of $144,000 (2002 – $Nil) were paid to companies controlled by officers of the Company and are included in general and administrative expenses.

For the three months ended June 30, 2003, management fees amounted to $72,000 (2002 – $Nil).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7. COMMITMENTS AND GUARANTEES

The Company has various guarantees and indemnifications in place in the ordinary course of business, none of which, as assessed by management, are expected to have a significant impact on the Company's financial statements or operations.

8. SUBSEQUENT EVENTS

On September 29, 2003, Berens Energy Ltd. ("Berens") and Resolution Resources Ltd. entered into an arrangement agreement pursuant to which they will combine their businesses and assets and continue as Berens Energy Ltd., a public oil and natural gas exploration and production company under the leadership of the current Berens management team.

Under the terms of the transaction, Resolution shareholders will receive $0.84 for each Common Share of Resolution held, comprised of $0.34 cash and 0.465 of a Berens common share. Upon completion of the transaction, the combined company will have approximately 33.2 million common shares outstanding.

In October, 2003, 504,700 common shares of the Company were issued on the exercise of purchase warrants at a price of $0.25 per common share.

Consolidated Financial Statements of

RESOLUTION RESOURCES LTD.

December 31, 2002 and June 30, 2002

Deloitte & Touche LLP
3000, 700 Second Street SW
Calgary AB Canada T2P 0S7

Telephone: +1-403-267-1700
Facsimile: +1-403-264-2871

Deloitte & Touche

Auditors' Report

To the Shareholders of
Resolution Resources Ltd.:

We have audited the consolidated balance sheets of **Resolution Resources Ltd.** as at December 31, 2002 and June 30, 2002 and the consolidated statements of loss and deficit and of cash flows for the six month period ended December 31, 2002 and the year ended June 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and June 30, 2002 and the results of its operations and its cash flows for the six month period ended December 31, 2002 and the year ended June 30, 2002 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
March 21, 2003

(signed) "DELOITTE & TOUCHE LLP"
Chartered Accountants

RESOLUTION RESOURCES LTD.

Consolidated Statements of Loss and Deficit

	December 31, 2002 (6 months) $	June 30, 2002 (12 months) $
REVENUE		
Oil and gas sales, net of royalties	**1,113,762**	352,029
Other income	**127,266**	47,372
	1,241,028	399,401
EXPENSES		
Depletion and depreciation	**653,147**	1,530,347
General and administrative	**351,491**	258,791
Interest	-	15,317
Production	**369,511**	170,752
	1,374,149	1,975,207
LOSS BEFORE INCOME TAXES	**(133,121)**	(1,575,806)
PROVISION FOR (RECOVERY OF) INCOME TAXES (Note 7)		
Current	-	3,262
Future	**(71,342)**	(499,616)
	(71,342)	(496,354)
NET LOSS	**(61,779)**	(1,079,452)
DEFICIT, BEGINNING OF PERIOD	**(2,055,968)**	(976,516)
DEFICIT, END OF PERIOD	**(2,117,747)**	(2,055,968)
LOSS PER SHARE		
Basic and diluted	**(0.01)**	(0.09)
WEIGHTED AVERAGE SHARES		
Basic and diluted	**29,767,560**	11,615,894

RESOLUTION RESOURCES LTD.

Consolidated Balance Sheets

	December 31, 2002 $	June 30, 2002 $
ASSETS		
CURRENT		
Cash and cash equivalents	**4,180,176**	5,834,654
Accounts receivable	**754,293**	224,440
Prepaid expenses	**66,337**	70,332
	5,000,806	6,129,426
Property and equipment (Note 5)	**6,240,613**	3,769,218
	11,241,419	9,898,644
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	**1,053,218**	1,145,329
Provision for future site restoration	**62,236**	37,484
Future income taxes (Note 7)	**142,365**	77,313
	1,257,819	1,260,126
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	**12,101,347**	10,694,486
Deficit	**(2,117,747)**	(2,055,968)
	9,983,600	8,638,518
	11,241,419	9,898,644

APPROVED BY THE BOARD

(signed) "R. Antony", Director

(signed) "P. Sider", Director

RESOLUTION RESOURCES LTD.

Consolidated Statements of Cash Flows

	December 31, 2002 (6 months) $	June 30, 2002 (12 months) $
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING		
Net loss	**(61,779)**	(1,079,452)
Adjustments for:		
Depletion and depreciation	**653,147**	1,530,347
Future income taxes	**(71,342)**	(499,616)
	520,026	(48,721)
Changes in non-cash working capital (Note 8)	**(617,969)**	874,290
	(97,943)	825,569
FINANCING		
Proceeds on issuance of shares	**1,543,255**	5,320,480
INVESTING		
Cash acquired with acquisitions	**-**	735,888
Additions to property and equipment	**(3,099,790)**	(1,309,803)
Proceeds on sale of property and equipment	**-**	42,301
	(3,099,790)	(531,614)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(1,654,478)**	5,614,435
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**5,834,654**	220,219
CASH AND CASH EQUIVALENTS, END OF PERIOD	**4,180,176**	5,834,654
Represented by:		
Cash	**1,180,176**	131,460
Short-term deposits	**3,000,000**	5,703,194
	4,180,176	5,834,654

Notes to the Consolidated Financial Statements
Six Month Period Ended December 31, 2002 and Year Ended June 30, 2002

1. NATURE OF OPERATIONS AND NAME CHANGE

On October 26, 2001, the Company changed its name to Resolution Resources Ltd. The Company is primarily engaged in the exploration for and development of petroleum and natural gas in Western Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

Management is responsible for the preparation of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using appropriate accounting policies, methods and estimates as selected by management giving consideration to the Company's circumstances.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Voltorb Resources Ltd. ("Voltorb") and Devinsharpe Resources Ltd. ("Devinsharpe").

Petroleum and natural gas operations

The Company follows the full cost method of accounting for its petroleum and natural gas operations. Under this method, all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the disposition of properties are normally applied against capitalized costs, except for significant disposals, for which a gain or loss is included in earnings.

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated gross proven petroleum and natural gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Depreciation of capital assets is provided for as follows:

Well equipment	Unit-of-production method
Office equipment	20% declining-balance method

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Petroleum and natural gas operations (Continued)

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end sales prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks and short-term deposits with original maturities of less than one year.

Revenue recognition

Petroleum and natural gas sales are recognized when the commodities are delivered to purchasers.

Future site restoration costs

Estimated future costs of restoring the Company's oil and gas properties are being provided on the unit-of-production basis. Such costs are expensed quarterly and accumulated in the provision account based upon estimated gross proven reserves and current production levels. When expenditures are made to restore a property, the accrued provision is charged with these expenditures.

Income taxes

The Company follows the liability method of tax allocation. Future income tax assets and liabilities are measured based upon temporary differences between the carrying value of assets and liabilities and their tax basis. Income tax expense (recovery) is computed based on the change during the year in the future tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantially enacted.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Joint operations

Substantially all petroleum and natural gas activities are conducted jointly with others. These consolidated financial statements reflect only the Company's proportionate interest in such activities.

Flow-through shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Share capital is reduced and future income taxes are increased by the estimated tax cost of the renounced tax expenditures as the funds are spent.

Per share amounts

Basic earnings per common share are computed by dividing earnings by the weighted average number of common shares outstanding for the year. Diluted per common share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

Stock-compensation plan

The Company has established an incentive stock option plan for its directors, officers, employees, consultants and management company employees. Consideration received on the exercise of stock options under the plan is recorded as share capital. Compensation costs have not been recognized for share options granted to directors, officers and employees at market prices.

Financial instruments

Fair value

The Company has estimated the fair value of its financial instruments which include cash equivalents, accounts receivable and accounts payable and accrued liabilities. The Company has determined that the carrying amounts of such financial instruments approximate fair value.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments (Continued)

Credit risk

The majority of the accounts receivable are in respect of oil and natural gas operations. The Company generally extends unsecured credit to these customers and therefore, the collection of accounts receivables may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit loss in the collection of accounts receivables to date.

3. CHANGE IN ACCOUNTING STANDARD

Stock-based compensation plan

The Company accounts for its stock-based compensation plan using the intrinsic value of the stock options granted, and as such, no costs have been recognized in the consolidated financial statements for stock options granted at market values to employees and directors. Effective July 1, 2002, under Canadian generally accepted accounting principles, the impact of using the fair value method on compensation costs and recorded net earnings must be disclosed. Since there were no options granted after July 1, 2002, there is no compensation cost as of December 31, 2002.

4. ACQUISITION OF VOLTORB RESOURCES LTD. AND DEVINSHARPE RESOURCES LTD.

Effective April 18, 2002, the Company acquired all the issued and outstanding shares of Voltorb and Devinsharpe. The results of Voltorb's and Devinsharpe's operations have been included in the consolidated financial statements since that date. Both companies are primarily engaged in the exploration and development of petroleum and natural gas in Western Canada. The aggregate purchase price was $3,135,282, in exchange for 9,000,000 common shares of the Company. The acquisitions were considered related party transactions. The value ascribed to the common shares issued was determined based on the carrying amount of the companies acquired.

4. ACQUISITION OF VOLTORB RESOURCES LTD. AND DEVINSHARPE RESOURCES LTD. (Continued)

Assets Acquired	Voltorb $	Devinsharpe $	**Total** **$**
Non-cash current assets	233,204	47,386	**280,590**
Liabilities	(651,040)	(295,137)	**(946,177)**
Property and equipment	1,650,008	1,414,973	**3,064,981**
	1,232,172	1,167,222	**2,399,394**
Cash acquired	366,108	369,780	**735,888**
	1,598,280	1,537,002	**3,135,282**
Consideration			
Common shares	5,040,000	3,960,000	**9,000,000**

5. PROPERTY AND EQUIPMENT

	December 31, 2002 **$**	June 30, 2002 $
Oil and gas property and equipment	**12,316,721**	8,436,320
Less accumulated depletion	**6,103,794**	4,687,364
	6,212,927	3,748,956
Office equipment	**102,140**	92,139
Less accumulated depreciation	**74,454**	71,877
	27,686	20,262
	6,240,613	3,769,218

During the period ended December 31, 2002 (year ended June 30, 2002 - $Nil), there were no interest or general and administrative costs capitalized.

For the period ended December 31, 2002, costs of $1,514,680 (year ended June 30, 2002 - $1,347,000) relating to undeveloped land and seismic have been excluded from the amounts subject to depletion and depreciation.

At December 31, 2002, the total costs relating to future site restoration are estimated at $203,956 (June 30, 2002 - $96,300).

6. SHARE CAPITAL

	Number of Shares	Amount $
Authorized		
Unlimited number of common shares		
Issued		
Balance, June 30, 2001	10,182,717	**1,934,187**
October 26, 2001		
Share consolidation (i)	(6,788,478)	-
	3,394,239	**1,934,187**
October 2001 private placement (ii)	3,000,000	**450,000**
April 2002 purchase of private companies (iii)	9,000,000	**3,135,282**
April 2002 private placement (iv)	14,000,000	**5,320,000**
May 2002 purchase of assets (v)	192,000	**115,200**
Less share issue costs (net of tax)	-	**(260,183)**
Balance, June 30, 2002	29,586,239	**10,694,486**
December 2002 private placement (vi)	3,033,000	**1,668,150**
Less share issue costs (net of tax)	-	**(72,289)**
Flow-through share adjustment (vii)	-	**(189,000)**
Balance, December 31, 2002	32,619,239	**12,101,347**

i) On October 26, 2001, the Company completed a reorganization which included a consolidation of its presently issued and outstanding shares on a three-for-one basis. There were 10,182,717 common shares of the Company issued and outstanding. After giving effect to the share consolidation, there were 3,394,239 common shares issued and outstanding. No restatement of the prior year's earnings (loss) per share was required after taking the share consolidation into affect.

ii) On October 26, 2001, the Company completed a private placement of 3,000,000 units at a price of $0.15 per unit, for aggregate proceeds of $450,000. Each unit is comprised of one common share of the Company and one half of one purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share on or before October 26, 2003 upon payment of the exercise price of $0.25 per share.

6. SHARE CAPITAL (Continued)

iii) Effective April 18, 2002, the Company completed the acquisition of all the issued and outstanding shares of Voltorb and Devinsharpe. The Company acquired all of the issued and outstanding common shares of the two companies in exchange for 9,000,000 shares of the Company for aggregate consideration of $3,135,282.

iv) On April 18, 2002, the Company completed a private placement issue of 14,000,000 common shares at a price of $0.38 per common share for gross proceeds of $5,320,000.

v) On May 9, 2002, the Company acquired 5,760 acres of undeveloped property for a consideration of 192,000 common shares with an estimated value of $0.60 per share.

vi) On December 20, 2002, the Company completed a private placement issue of 3,033,000 flow-through common shares at a price of $0.55 per common share for gross proceeds of $1,668,150.

vii) Adjustment for the income tax impact of expenditures made in the current period which were renounced to subscribers under previously issued flow-through shares of Voltorb and Devinsharpe.

Flow-through shares

Share capital includes flow-through shares issued pursuant to certain provisions of the Income Tax Act (Canada). Under the terms of these share issues where the proceeds are used for eligible expenditures, the related tax deductions may be renounced to subscribers. As the funds are spent, a future tax liability is established, with a corresponding reduction to share capital.

As at December 31, 2002, the Company has $1,573,236 of unspent flow-through share commitments.

6. SHARE CAPITAL (Continued)

Stock options

The Company has established an incentive stock option plan for its directors, officers, employees, consultants and management company employees. The number of common shares reserved for issuance under the incentive stock option plan was 2,000,000 at December 31, 2002. At no time will more than 2,000,000 shares be under option pursuant to the plan. The number of shares under option at any specific time to any one optionee shall not exceed 5% of the issued and outstanding common share capital of the Company (aggregate number of options to consultants not to exceed 2% of the issued and outstanding common shares). Employee options may be exercised in cumulative annual amounts of 33.33% on or after each of the first two anniversary dates of the grant and monthly amounts of 2.78% during the third year. Directors and officers' options may be exercised in cumulative monthly amounts of 4.17% from the date of the grant.

At December 31, 2002, 1,500,000 options were outstanding and exercisable at various dates to April, 2007.

	December 31, 2002		June 30, 2002	
	Number of Shares	**Weighted Average Exercise Price $**	Number of Shares	Weighted Average Exercise Price $
Outstanding, beginning of year	**1,500,000**	**0.29**	915,000	0.10
Granted	-	-	1,500,000	0.29
Cancelled	-	-	(915,000)	-
Outstanding, end of year	**1,500,000**	**0.29**	1,500,000	0.29

6. SHARE CAPITAL (Continued)

Stock options (Continued)

The following table summarizes outstanding and exercisable options as at December 31, 2002:

Exercise Price $	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price $	Number of Options Exercisable	Weighted Average Exercise Price $
0.15	600,000	4.00	0.15	349,982	0.15
0.38	900,000	4.50	0.38	241,644	0.38
	1,500,000			591,626	

Exercise Price $	Number of Warrants Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price $	Number of Warrants Exercisable	Weighted Average Exercise Price $
0.25	1,500,000	1.00	0.25	1,500,000	0.25

7. INCOME TAXES

The provision for income taxes differs from the expected amount calculated by applying the combined federal and provincial tax rates to earnings before taxes. The difference results from the following items:

	December 31, 2002 (6 months) $	June 30, 2002 (12 months) $
Expected income tax expense (recovery) at combined federal and provincial rates of approximately 42.1% (June 30, 2002 - 42.6%)	**(56,071)**	(655,692)
Alberta Royalty Tax Credits	**(26,051)**	-
Crown payments not deductible for tax purposes	**129,131**	41,539
Resource allowance	**(68,610)**	2,680
Share issue deductions	**(48,389)**	-
Non-deductible expenses	**-**	10,478
Rate adjustment	**-**	75,872
Other	**(1,352)**	28,769
	(71,342)	(496,354)

The major components of the future income tax liability at December 31, 2002, using an effective rate of 42.1% (June 30, 2002 - 42.6%) are as follows:

	December 31, 2002 (6 months) $	June 30, 2002 (12 months) $
Carrying amount of assets and liabilities in excess of tax basis	**530,596**	342,368
Unused loss carryforwards	**(179,936)**	(78,226)
Share issue costs	**(208,295)**	(186,829)
	142,365	77,313

7. INCOME TAXES (Continued)

The Company has available the following approximate amounts which may be deducted, at the annual rates indicated, in determining taxable income of future years.

	Rate %	Amount $
Canadian oil and gas property expense	10	**1,554,459**
Canadian development expense	30	**21,088**
Canadian exploration expense	100	**2,743,613**
Undepreciated capital costs	20 - 100	**599,496**

The Company has incurred losses for income tax purposes of approximately $427,000, the related benefit of which has not been recognized in the consolidated financial statements. Unless sufficient taxable income is earned in future years, these losses will expire as follows:

	$
2006	**73,000**
2007	**29,000**
2008	**65,000**
2009	**260,000**

8. CHANGES IN NON-CASH WORKING CAPITAL

	December 31, 2002 (6 months) $	June 30, 2002 (12 months) $
Accounts receivable	**(529,853)**	(418,192)
Prepaid expenses	**3,995**	(128,582)
Accounts payable and accrued liabilities	**(92,111)**	1,421,064
	(617,969)	874,290

9. RELATED PARTY TRANSACTIONS

Effective April 18, 2002, the Company acquired all of the issued and outstanding shares of two private companies. The directors and officers of the Company were also directors, officers and shareholders of the private companies acquired (see Note 4). These transactions have been measured at their book value amount.

9. RELATED PARTY TRANSACTIONS (Continued)

On May 9, 2002, the Company acquired 5,760 acres of undeveloped property from a private corporation controlled by an officer of the Company. The purchase price of $165,727 was paid in a combination of cash and common shares.

Management fees in the amount of $124,000 (June 30, 2002 - $55,000) were paid to companies controlled by officers of the Company and are included in general and administrative expenses.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10. COMPARATIVE FIGURES

Certain of the prior year's figures have been reclassified to conform to the current year's presentation.

Grant Thornton LLP
Chartered Accountants
Management Consultants
Canadian Member Firm of
Grant Thornton International

Grant Thornton

Resolution Energy Inc.
Financial Statements
June 30, 2001

Contents

Grant Thornton

Grant Thornton

Grant Thornton LLP
Chartered Accountants
Management Consultants
Canadian Member Firm of
Grant Thornton International

Auditors' Report

To the Shareholders of
Resolution Energy Inc.

We have audited the balance sheets of Resolution Energy Inc. as at June 30, 2001 and 2000 and the statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "Grant Thornton LLP"

Calgary, Alberta
August 23, 2001

Chartered Accountants

Suite 2800, 500 – 4 Avenue S.W.
Calgary, Alberta
T2P 2V6
Tel: (403) 260-2500
Fax: (403) 260-2571

Resolution Energy Inc.
Statements of Earnings and Deficit

Year Ended June 30	2001	2000
Revenue		
Oil and gas sales, net of royalties	$ 240,460	$ 233,269
Other income	5,844	2,188
	246,304	235,457
Expenses		
Depreciation and depletion	85,769	104,215
General and administrative	87,537	84,204
Interest	-	1,918
Production expenses	51,646	83,546
Provision for future site restoration	1,064	1,287
	226,016	275,170
Earnings (loss) before income taxes	20,288	(39,713)
Income taxes (Note 6)		
Current	-	3,492
Net earnings (loss)	$ 20,288	$ (36,221)
Earnings (loss) per common share	$ 0.00	$ (0.00)

Deficit, beginning of year	$ (996,804)	$ (960,583)
Net earnings (loss)	20,288	(36,221)
Deficit, end of year	$ (976,516)	$ (996,804)

See accompanying notes to the financial statements.

Resolution Energy Inc.
Balance Sheets

June 30	2001	2000
Assets		
Current		
Cash and cash equivalents	$ 220,219	$ 99,212
Accounts receivable	28,588	29,815
Prepaid expenses	-	4,294
	248,807	133,321
Property and equipment (Note 3)	785,480	873,128
	$ 1,034,287	$ 1,006,449
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 52,915	$ 46,429
Provision for future site restoration (Note 4)	23,701	22,637
	76,616	69,066
Shareholders' Equity		
Share capital (Note 5)	1,934,187	1,934,187
Deficit	(976,516)	(996,804)
	957,671	937,383
	$ 1,034,287	$ 1,006,449

On behalf of the Board

(Signed) "Robert J. Dales" Director (Signed) "Francis Lefaivre" Director

See accompanying notes to the financial statements.

Resolution Energy Inc.
Statements of Cash Flows

Year Ended June 30	2001	2000
Increase (decrease) in cash and cash equivalents		
Operating		
Earnings (loss)	$ 20,288	$ (36,221)
Charges to earnings not involving cash		
Depreciation and depletion	85,769	104,215
Provision for future site restoration	1,064	1,287
	107,121	69,281
Change in non-cash operating working capital (Note 7)	16,082	(19,395)
	123,203	49,886
Investing		
Additions to property and equipment	(29,575)	(8,357)
Proceeds on sale of property and equipment	31,454	-
	1,879	(8,357)
Change in non-cash investing working capital (Note 7)	(4,075)	7,494
	(2,196)	(863)
Increase in cash and cash equivalents	121,007	49,023
Cash and cash equivalents		
Beginning of year	99,212	50,189
End of year	$ 220,219	$ 99,212
Cash flow from operations per common share	$ 0.01	$ 0.01

See accompanying notes to the financial statements.

Resolution Energy Inc.
Notes to the Financial Statements
June 30, 2001

1. Nature of operations

The Company is primarily engaged in the exploration for and development of petroleum and natural gas in Western Canada.

2. Summary of significant accounting policies

a) Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks and short-term deposits with original maturities of three months or less. Bank borrowings are considered to be financing activities.

b) Petroleum and natural gas operations

i) Capitalized Costs

The Company follows the full cost method of accounting for its petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the disposition of properties are normally applied against capitalized costs, except for significant disposals for which a gain or loss is included in earnings.

ii) Depreciation and Depletion

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated gross proven petroleum and natural gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Depreciation of capital assets is provided for as follows:

Well equipment	composite unit-of-production method
Office equipment	20% declining balance method

2. Summary of significant accounting policies (Continued)

iii) Ceiling Test

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end or average prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings.

c) Future site restoration costs

Estimated future costs of restoring the Company's oil and gas properties are being provided on the unit-of-production basis. Such costs are expensed quarterly and accumulated in the provision account based upon estimated gross proven reserves and current production levels. When expenditures are made to restore a property, the accrued provision is charged with these expenditures.

d) Income taxes

Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse. The recognition of future income tax assets is limited to the amount that is more likely than not to be realized.

e) Joint operations

Substantially all petroleum and natural gas activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

f) Flow-through shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Share capital is reduced and future income taxes are increased by the estimated tax cost of the renounced tax expenditures when the flow-through shares are issued.

2. Summary of significant accounting policies (Continued)

g) Earnings (loss) per share

Earnings (loss) per share is calculated based upon the weighted average number of shares outstanding during the year. The exercise of options outstanding at year-end is not materially dilutive.

h) Incentive Stock Option Plan

The Company has established an Incentive Option Plan for its directors, officers, employees, consultants and management company employees. Consideration received on the exercise of stock options under the Plan is recorded as share capital. Compensation costs have not been recognized for share options granted to directors, officers and employees.

i) Financial instruments

The Company has estimated the fair value of its financial instruments which include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company has used valuation methodologies and market information available as at year end and has determined that the carrying amounts of such financial instruments approximate fair value in all cases.

j) Use of estimates

The preparation of the financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from and affect the results reported in the financial statements.

Resolution Energy Inc.
Notes to the Financial Statements
June 30, 2001

3. **Property and equipment**	2001	2000
Exploration and development costs	$ 3,316,703	$ 3,335,286
Accumulated depletion	(2,735,028)	(2,673,755)
	581,675	661,531
Well equipment	623,617	606,914
Office equipment	87,837	87,837
	711,454	694,751
Accumulated depreciation	(507,649)	(483,154)
	203,805	211,597
	$ 785,480	$ 873,128

During the years ended June 30, 2001 and 2000, there were no interest or general and administrative costs capitalized and there were no costs excluded from the calculation of depreciation and depletion.

The ceiling test for the year ended June 30, 2001 was completed using year end prices of $39.29 (2000 - $44.34) per Bbl of oil and $1.00 (2000 - $1.00) per MCF of gas.

4. Provision for future site restoration

	2001	2000
Accumulated provision		
Beginning of year	$ 22,637	$ 21,350
Provision	1,064	1,287
End of year	$ 23,701	$ 22,637

At June 30, 2001, the total net costs relating to future site restoration and abandonments are estimated at $33,800 (2000 - $33,800).

5. Share capital

a) Authorized:

Unlimited number of common shares

b) Issued:

	Number of Shares	Total
Balance, June 30, 1999, 2000 and 2001	10,182,717	$ 1,934,187

c) Stock Options

The Company has established an Incentive Stock Option Plan for its directors, officers, employees, consultants and management company employees. At no time will more than 2,000,000 shares be under option pursuant to the Plan (1999 – 10% of the issued and outstanding common shares). The number of Shares under Option at any specific time to any one Optionee shall not exceed 5% of the issued and outstanding common share capital of the Company (aggregate number of options to consultants not to exceed 2% of the issued and outstanding common shares). Employee options may be exercised in cumulative annual amounts of 33.33% on or after each of the first two anniversary dates of the grant and monthly amounts of 2.78% during the third year. Directors and officers options may be exercised in cumulative monthly amounts of 4.17% from the date of the grant.

At June 30, 2001, 915,000 (2000 – 195,000) options with an exercise price of $0.10 (2000 - $0.27) were outstanding and exercisable at various dates to May 30, 2006.

	2001 Shares	**2001** Weighted Average Exercise Price	2000 Shares	2000 Weighted Average Exercise Price
Outstanding at beginning of year	**195,000**	**$ 0.27**	195,000	$ 0.27
Granted	**720,000**	**$ 0.10**	-	$ -
Exercised	-	$ -	-	$ -
Cancelled	-	$ -	-	$ -
Outstanding at end of year	**915,000**	**$ 0.10**	195,000	$ 0.27

During the year 195,000 options originally granted at an exercise price of $0.27 were repriced at $0.10 with no change in expiry date.

Resolution Energy Inc.
Notes to the Financial Statements
June 30, 2001

5. Share capital (Continued)

Range of Exercise Price	Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$ 0.10	915,000	4.03	$ 0.10	195,000	$ 0.10

The number of common shares reserved for issuance under the Incentive Stock Option plan was 2,000,000 at June 30, 2001 (1,018,272 at June 30, 2000).

d) **Weighted average number of common shares**	**2001**	2000
Weighted average number of common shares outstanding during the year	**10,182,717**	10,182,717

6. Income taxes

a) The provision for income taxes differs from the expected amount calculated by applying the combined Federal and Provincial tax rate to earnings before taxes. The difference results from the following items:

	2001	2000
Expected income tax expense (recovery) at combined Federal and Provincial rates of approximately 45.6% (2000 – 45.6%)	$ **9,251**	$ (16,299)
Crown payments not deductible for tax purposes	**24,453**	26,914
Resource allowance	**(14,757)**	(12,920)
Other	**(4,966)**	(10,330)
Loss carry-forward utilized	**(13,981)**	-
Non-recognized loss carry-forward	**-**	9,143
Current (recovery)	$ **-**	$ (3,492)

b) The June 30, 2000 current tax provision arises from an over estimation of the 1999 current tax provision.

6. Income taxes (Continued)

c) The Company has available the following approximate amounts which may be deducted, at the annual rates indicated, in determining taxable income of future years:

	Rate	Amount
Canadian oil and gas property expense	10%	$ 446,000
Canadian development expense	30%	$ 43,000
Canadian exploration expense	100%	$ 135,000
Undepreciated capital cost	20% - 100%	$ 101,000

The Company has incurred losses for income tax purposes of approximately $93,000 (2000 - $120,000), the related benefit of which has not been recognized in the financial statements. Unless sufficient taxable income is earned in future years these losses will expire as follows:

2006	$ 73,000
2007	20,000

7. Supplemental cash flow information

	2001	2000
Change in non-cash operating working capital		
Accounts receivable	$ 1,227	$ 21,760
Prepaid expenses	4,294	-
Income taxes	-	(21,495)
Accounts payable and accrued liabilities	10,561	(19,660)
	$ 16,082	$ (19,395)
Change in non cash investing working capital		
Accounts payable and accrued liabilities	$ (4,075)	$ 7,494
Interest received	$ 5,884	$ 2,188
Cash and cash equivalents consist of:		
Cash on hand and balances with banks	$ 40,031	$ 11,868
Money market funds	180,188	87,344
	$ 220,219	$ 99,212

APPENDIX F

INFORMATION CONCERNING MATRIX PETROLEUM INC.

MATRIX PETROLEUM INC.

Matrix was originally incorporated under the *Company Act* (British Columbia) on August 31, 1967 under the name "Trumpeter Mines Ltd. (N.P.L.)". Effective September 28, 1977, the Corporation changed its name to "Loredi Resources Ltd.". Effective September 26, 1986, the Corporation consolidated all of its issued and outstanding shares on a 5:1 basis and changed its name to "Marlin Developments Ltd.". The Corporation was continued into the Province of Alberta pursuant to Articles of Continuance effective December 13, 2001 under the name "Matrix Petroleum Inc.".

Matrix's principal offices are located at Suite 1630, First Alberta Place 777 – 8th Avenue S.W., Calgary, Alberta T2P 3R5, and its registered office is located at Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Matrix has one wholly-owned subsidiary, Skookum Mining Limited, incorporated under the laws of the Province of Alberta.

The Common Shares trade on the TSXV under the symbol "MXI".

GENERAL DEVELOPMENT OF THE BUSINESS

Matrix has been actively engaged in the exploration for and development and production of oil and natural gas, primarily in Central and Eastern Alberta, since December, 2001.

In September 2001, Wesley G. Heatherington was appointed the President of Matrix.

In November 2001, Matrix raised $1,001,000 through the private placement of 2,860,000 Common Shares on a flow-through basis.

In December 2001, a special shareholders meeting was held to approve a corporate name change from Marlin Developments Ltd. to Matrix Petroleum Inc. reflecting new management and focus on oil and gas exploration and development in Western Canada. A new trading symbol was granted by the TSXV: "MXI".

In February 2002, David Weiss was appointed manager, geology. Matrix placed its first operated well on production. The well was obtained through a farm-in agreement of a suspended gas well with identified upside in the Three Hills Creek field. Matrix closed the sale of some of its real estate property held in British Columbia with one investment remaining in a development in Abbotsford, British Columbia.

In May 2002, the new board of directors was appointed at the annual general meeting that included Wesley G. Heatherington, Glenn D. Hockley, G.W. Scott Laird, J.G. (Jeff) Lawson and Douglas R. Martin.

In June 2002, Matrix placed its second operated well on production in the Sedalia field.

In July-September 2002, Matrix entered into several farm-in agreements with drilling commitments and operated its first drilling project with a new gas discovery in the Esther area.

In October 2002, Matrix changed its 2002 financial year end from October 31 to December 31.

In November 2002, Matrix placed two wells on production in the Viking and Bodo fields of Eastern Alberta. The wells were obtained through farm-in agreement with a senior producer.

In December 2002, Matrix raised $1,065,000 through the private placement of 2,662,500 Common Shares on a flow-through basis. Matrix drilled a second successful gas well in the Esther field and participated in an oil well drilled in the Michichi East field in Central Alberta.

The year 2002 marked the first year in Matrix's history where it has acted as an operator of drilling and production operations. Prospects drilled in 2002 included both farm-in opportunities and in-house generated plays on successful crown mineral acquisitions.

In 2002, Matrix drilled seven gross wells (4.65 net) in 2002 resulting in two gross (1.0 net) gas wells, one gross (0.4 net) oil well and four (3.25 net) dry holes. The gas prospects are located within the Esther field in Eastern Alberta and the oil prospect is located in the Michichi field of Central Alberta. Matrix also entered into several farm-in agreements in 2002 in areas with identified exploitation opportunities within existing wellbores in Eastern and Central Alberta. As a result of successful field work relating to these prospects, Matrix brought on four gross (3.75 net) gas wells during 2002 and increased production from an initial rate of 70 boed to an exit rate of 240 boed.

During the first two quarters of fiscal 2003, the Corporation has drilled two gross (2.0 net) gas wells. One of these gas wells was the result of a successful re-entry of an existing abandoned well bore in the Sedalia area that was placed on production in June of 2003 and the other was a new well drilled in the Esther area at the end of the second quarter which was placed on production at the end of July 2003. This well more than doubled the Corporation's gas production, but is located in an existing gas pool that is in competitive drainage, resulting in maximized production rates and a shortened reserve life index.

In addition, the Corporation has completed equipping and tie-in operations on two (1.0 net) gas wells in the Esther area as well as the completion operations and pumping battery facilities for one (0.4 net) oil well in the Michichi area. These wells were originally drilled in 2002 and were placed on production in the first quarter of 2003.

Exploitation opportunities completed in the first two quarters of 2003 resulted in four (2.85 net) gas wells being placed on production. These projects included the equipping and reactivation of a gas well at Kneller (1.0 net), the workover and tie-in of two (1.5 net) suspended gas wells in the Greenstreet, Saskatchewan field and the tie-in of a suspended gas well (0.35 net) in the Paddle River area.

In February – March 2003, Matrix raised $1,065,050 through the private placement of 3,043,000 Common Shares.

Effective July 15, 2003, Matrix's wholly-owned subsidiary, 1030241 Alberta Ltd., and Skookum Mining Limited ("Skookum") completed an amalgamation pursuant to which the former shareholders of Skookum received 0.180574 of a Common Share for each common share of Skookum formerly held by them. Pursuant to this amalgamation, Matrix issued an aggregate of 632,009 Common Shares at a deemed price of $0.35 per Common Share. Skookum was a "Capital Pool Corporation", with no assets other than cash in its treasury.

On November 7, 2003, Matrix entered into the Amalgamation Agreement with Berens providing for a business combination with Berens on the basis provided therein.

DESCRIPTION OF THE BUSINESS AND OPERATIONS

Exploration and Development Strategy

The business plan of Matrix is to create sustainable and profitable growth in the oil and gas industry in Western Canada. The Corporation focused on growth through drilling and exploitation opportunities in Eastern and Central Alberta and Western Saskatchewan.

Principal Properties

The following is a description of Matrix's principal oil and natural gas properties. The term "net" when used to describe Matrix's share of production, means the total of Matrix's working interest share before deducting royalties owned by others. Unless otherwise specified, gross and net acres and well count information are as at June 30, 2003. Reserve amounts are as at January 1, 2003 based on escalating costs and price assumptions, as evaluated in the report of Paddock Lindstrom & Associates Ltd. ("Paddock Lindstrom") dated March 10, 2003, and a supplementary report dated November 3, 2003 in respect of an evaluation of the recently drilled Esther 1-25-30-03 W4M and 16-26-30-03 W4M wells as at October 1, 2003 (collectively, the "Paddock Lindstrom Report") (see "Oil and Natural Gas Reserves").

Huxley

Huxley is a gas property located 70 miles north of Calgary, Alberta. The property consists of 6 producing gas wells in which Matrix holds a varying 10 to 50 percent working interest. The wells produce gas and associated NGLs from the Belly River and Mannville formations. Established reserves for the property as of December 31, 2002 were 160.0 mboe. Average production from the property for the six months ended June 30, 2003 was approximately 52 boed net to Matrix.

Kneller

Kneller is a gas property located 150 miles north of Calgary, Alberta. The property consists of 1 producing gas well in which Matrix holds a 100 percent working interest, that was placed on production in February, 2003. Established reserves for the property as of December 31, 2002 were 49.8 mboe. Average production from the property for the six months ended June 30, 2003 was 67 boed.

Michichi

Michichi is an oil property located 85 miles northeast of Calgary, Alberta The property consists of a pumping oil well in which Matrix holds a 40 percent working interest, that was completed and placed on production in February, 2003. Established reserves for the property as of December 31, 2002 were 28.6 mboe. Average production from the property for the six months ended June 30, 2003 was 10 boed net to Matrix.

The Corporation also participated in the drilling of a successful follow-up oil well in the area in the third quarter of 2003 in which Matrix holds a 36% working interest. The well was placed on production in October 2003 and is currently producing approximately 10 boed (3 boed net to Matrix).

Provost (Bodo)

Provost (Bodo) is a gas property located 180 miles northeast of Calgary, Alberta. The property consists of 1 producing gas well in which Matrix holds a 100 percent working interest. The well produces gas from the Colony formation and was placed on production in November 2003. Established reserves for the property as of December 31, 2002 were 14.2 mboe. Average production from the property for the six months ended June 30, 2003 was approximately 65 boed net to Matrix.

Provost (Esther)

Provost (Esther) is a gas property located 180 miles northeast of Calgary, Alberta. The property consists of 4 producing gas wells in which Matrix holds working interests ranging from 50 to 100 percent. Two wells were cased at the end of 2002 and placed on production in February 2003. Established reserves as of December 31, 2002 attributable to these two wells were 62.5 mboe. Average production from the Provost (Esther) property for the six months ended June 30, 2003 was approximately 35 boed net to Matrix.

The company drilled two new wells in the Esther property (Esther 1-25-30-03 W4M and 16-26-30-03 W4M) in June and July of 2003 that were placed on production in the third quarter of 2003. The 1-25 well added significant gas production volumes to the company averaging approximately 560 boed in August 2003. A supplemental independent evaluation completed by Paddock Lindstrom dated November 3, 2003 calculated established reserves of 219.1 mboe attributable to these two new wells as of October 1, 2003.

Provost (Sedalia)

Provost (Sedalia) is a gas property located 160 miles northeast of Calgary, Alberta. The property consists of 2 producing gas wells in which Matrix holds a 100 percent working interest. One well was producing at year end 2002 and had established reserves attributed to it as of December 31, 2002 of 32.5 mboe. The other well on the property was completed as a result of a reentry of an abandoned well and was placed on production in June 2003. Engineering evaluation on this well has yet to be completed. Average production from the property for the six months ended June 30, 2003 was approximately 31 boed.

Three Hills Creek

Three Hills Creek is a gas property located 75 miles north of Calgary, Alberta. The property consists of 1 producing gas well in which Matrix holds a 75 percent working interest. The well produces gas and associated NGLs from the Pekisko formation. Established reserves for the property as of December 31, 2002 were 26.3 mboe. Average production from the property in for the six months ended June 30, 2003 was approximately 14 boed net to Matrix.

Viking-Kinsella

Viking-Kinsella is a gas property located 185 miles northeast of Calgary, Alberta. The property consists of 1 producing gas well in which Matrix holds a 100 percent working interest. The well produces gas from the Colony formation.

Established reserves for the property as of December 31, 2002 were 31.2 mboe. Average production from the property for the six months ended June 30, 2003 was approximately 67 boed.

Greenstreet, Saskatchewan

Greenstreet, Saskatchewan is a gas property located 225 miles northeast of Calgary, Alberta. The property consists of 2 producing gas wells in which Matrix holds a varying 50 to 100 percent working interest. The wells were placed on production in April 2003. Established reserves for the property as of December 31, 2002 were 82.0 mboe. Average production from the property for the six months ended June 30, 2003 was 29 boed net to Matrix.

Minor Properties

Matrix has interests in several minor producing oil and gas properties (collectively, the "Minor Properties) located in Western Canada. Included in these holdings are interests in three properties that are made up of 2 producing gas wells, and 1 producing oil well in which Matrix holds a varying 3 to 35 percent working interest. Matrix's established reserves for the interests in the minor properties as of December 31, 2002 were 10.9 mboe. Average production from the minor properties for the six months ended June 30, 2003 was 23 boed net to Matrix.

Oil and Natural Gas Reserves

Paddock Lindstrom, an independent petroleum engineering firm of Calgary, Alberta prepared the Paddock Lindstrom Report, evaluating as of January 1, 2003 (and as of October 1, 2003 in respect of the two new wells at Provost (Esther)), the crude oil, natural gas and natural gas liquids reserves attributable to the properties of Matrix. The following tables summarize Paddock Lindstrom's evaluation of Matrix's interest in reserves and future net production revenue from these reserves. All evaluations of future net production revenues set forth in the following tables are stated prior to any provision for income tax and indirect costs but after estimated environmental reclamation costs. **It should not be assumed that the present worth of future net cash flow represents fair market value of the reserves. Cash flows in respect of probable additional reserves have been reduced by a 50% factor to reflect the risk of recovery. There is no assurance that the price and cost assumptions in the constant price and cost and escalating cost and price assumptions will be attained and variances could be material.**

Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Escalating Price Assumptions)
January 1, 2003

	Matrix's interest in reserves						Present Value Cash Flow (Including ARTC)			
	Crude oil (Mstb)		Natural gas (Mmcf)		Natural gas liquids (Mstb)		Undis-	Discounted at		
	Gross	Net	Gross	Net	Gross	Net	counted	10%	15%	20%
							$(000)	$(000)	$(000)	$(000)
Proved										
Producing	3.5	3.3	1,130.0	863.7	39.8	26.7	3,517.7	2,588.7	2,328.6	2,133.0
Non-Producing	23.0	20.7	947.5	656.5	8.1	5.9	2,173.3	1,747.2	1,605.8	1,488.5
Total Proved	26.5	24.0	2,077.5	1,520.1	47.9	32.6	5,690.9	4,335.9	3,934.4	3,621.5
Probable Additional	11.1	10.0	985.3	728.4	12.0	8.0	2,864.7	1,640.6	1,360.3	1,162.2
Total Proved Probable	37.6	34.1	3,062.8	2,248.5	59.8	40.6	8,555.6	5,976.5	5,294.7	4,783.7
50% Risk Reduction	(5.5)	(5.0)	(492.7)	(364.2)	(6.0)	(4.0)	(1,432.4)	(820.3)	(680.1)	(581.1)
Risked Proved and Probable	32.0	29.1	2,570.1	1,884.3	53.8	36.6	7,123.3	5,156.2	4,614.5	4,202.6

Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Constant Price Assumptions)
January 1, 2003

	Matrix's interest in reserves						Present Value Cash Flow (including ARTC)			
	Crude oil (Mstb)		Natural gas (Mmcf)		Natural gas liquids (Mstb)		Undis-	Discounted at		
	Gross	Net	Gross	Net	Gross	Net	counted	10%	15%	20%
							$(000)	$(000)	$(000)	$(000)
Proved										
Producing	3.5	3.3	1,129.9	871.4	39.8	25.9	4,747.8	3,409.0	3,041.3	2,766.7
Non-Producing	22.8	20.5	947.5	660.3	8.1	5.9	2,939.4	2,348.9	2,156.9	1,998.9
Total Proved	26.3	23.8	2,077.3	1,531.7	47.8	31.8	7,687.2	5,757.9	5,198.3	4,765.6
Probable Additional	11.1	10.0	985.3	736.7	12.0	7.7	3,727.9	2,128.8	1,760.0	1,498.5
Total Proved and Probable	37.4	33.7	3,062.7	2,268.4	59.8	39.6	11,415.1	7,886.6	6,958.3	6,264.1
50% Risk Reduction	(5.5)	(5.0)	(492.7)	(368.4)	(6.0)	(3.9)	(1,863.9)	(1,064.4)	(880.0)	(749.3)
Risked Proved and Probable	31.8	28.8	2,570.0	1,900.1	53.8	35.7	9,551.1	6,822.3	6,078.3	5,514.9

Notes:

(1) Columns may not add due to rounding.

(2) "Gross" means the total of Matrix's working interest and/or royalty interest share in the total remaining recoverable reserves before deducting royalties owned by others.

"Net" means the total of Matrix's working interest and/or royalty interest share after deducting the amounts attributable to the royalties owned by others including Crown and freehold royalties.

"Crude Oil" means a mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is a liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas.

"Natural Gas" means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets the specifications for use as a domestic, commercial or industrial fuel.

"Natural Gas Liquids" means those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or are recovered from field separators, scrubbers, or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.

"Proved Reserves" means those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

"Proved Producing Reserves" means those Proved Reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments.

"Proved Non-Producing Reserves" means those Proved Reserves that are not currently producing either due to lack of facilities and/or markets.

"Proved Undeveloped Reserves" means Proved Reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled. Proved Reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

"Probable Additional Reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable Additional Reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(3) The escalating cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas base case prices and inflation as forecast by Paddock Lindstrom are as follows:

Year	WTI Cushing $US/Bbl	CDN/US Exchange Rate	WTI @ Cushing $C/Bbl	EDM Ref Price $C/Bbl	Hardisty 25 API $C/Bbl	Heavy 12 API $C/Bbl	Cromer 29 API $C/Bbl	Condensate $C/Bbl	Butane $C/Bbl	Propane $C/Bbl	Ethane $C/Bbl	Sulphur $/Lt
2003	26.00	0.650	40.00	38.96	31.96	27.96	36.23	38.96	25.32	23.38	17.07	5.00
2004	24.00	0.650	36.92	35.86	29.86	25.86	33.35	35.86	23.31	21.52	15.95	10.00
2005	22.50	0.650	34.62	33.53	27.41	23.33	31.19	33.53	21.80	20.12	15.08	15.00
2006	22.95	0.650	35.31	34.20	27.96	23.80	31.81	34.20	22.23	20.52	15.46	20.00
2007	23.41	0.650	36.01	34.89	28.52	24.28	32.45	34.89	22.68	20.93	15.65	20.40
2008	23.88	0.650	36.73	35.59	29.09	24.76	33.09	35.59	23.13	21.35	15.83	20.81
2009	24.35	0.650	37.47	36.30	29.67	25.26	33.76	36.30	23.59	21.78	16.01	21.22
2010	24.84	0.650	38.22	37.02	30.27	25.76	34.43	37.02	24.07	22.21	16.19	21.65
2011	25.34	0.650	38.98	37.76	30.87	26.28	35.12	37.76	24.55	22.66	16.37	22.08
2012	25.85	0.650	39.76	38.52	31.49	26.80	35.82	38.52	25.04	23.11	16.55	22.52
2013	26.36	0.650	40.56	39.29	32.12	27.34	36.54	39.29	25.54	23.57	16.72	22.97
2014	26.89	0.650	41.37	40.08	32.76	27.89	37.27	40.08	26.05	24.05	16.90	23.43
2015	27.43	0.650	42.20	40.88	33.42	28.44	38.02	40.88	26.57	24.53	17.07	23.90
2016	27.98	0.650	43.04	41.69	34.09	29.01	38.78	41.69	27.10	25.02	17.24	24.38
2017	28.54	0.650	43.90	42.53	34.77	29.59	39.55	42.53	27.64	25.52	17.56	24.87
2018	29.11	0.650	44.78	43.38	35.46	30.18	40.34	43.38	28.20	26.03	17.91	25.36
2019	29.69	0.650	45.67	44.25	36.17	30.79	41.15	44.25	28.76	26.55	18.27	25.87
2020	30.28	0.650	46.59	45.13	36.89	31.40	41.97	45.13	29.34	27.08	18.64	26.39

Year	Henry Hub $US/ Mmbtu	AECO C C$/ Mmbtu	Aggre-gator C$/ Mmbtu	Alberta 1 Yr. Firm C$/ Mmbtu	Alberta Spot C$/ Mmbtu	Alberta AGRP C$/ Mmbtu	Sask. Spot C$/ Mmbtu	Sask ProvGas C$/ Mmbtu	Sumas Spot C$/ Mmbtu	B.C. Spot Plant Gate C$/ Mmbtu	B.C. Canwest Plant Gate C$/ Mmbtu	B.C. Canwest Wellhead C$/ Mmbtu
2003	4.15	5.60	5.13	5.43	5.43	5.25	5.23	5.23	6.13	5.54	5.54	5.13
2004	3.90	5.20	4.83	5.03	5.03	4.91	4.93	4.93	5.70	5.10	5.10	4.68
2005	3.70	4.88	4.60	4.70	4.70	4.64	4.70	4.70	5.34	4.73	4.73	4.30
2006	3.75	4.94	4.76	4.76	4.76	4.76	4.86	4.86	5.37	4.74	4.74	4.31
2007	3.80	5.00	4.81	4.81	4.81	4.81	4.91	4.91	5.40	4.76	4.76	4.31
2008	3.85	5.06	4.87	4.87	4.87	4.87	4.97	4.97	5.42	4.77	4.77	4.32
2009	3.90	5.12	4.93	4.93	4.93	4.93	5.03	5.03	5.49	4.82	4.82	4.36
2010	3.95	5.18	4.98	4.98	4.98	4.98	5.08	5.08	5.56	4.88	4.88	4.41
2011	4.00	5.24	5.04	5.04	5.04	5.04	5.14	5.14	5.62	4.93	4.93	4.45
2012	4.05	5.30	5.09	5.09	5.09	5.09	5.19	5.19	5.69	4.98	4.98	4.49
2013	4.10	5.36	5.15	5.15	5.15	5.15	5.25	5.25	5.76	5.03	5.03	4.54
2014	4.15	5.41	5.20	5.20	5.20	5.20	5.30	5.30	5.82	5.09	5.09	4.58
2015	4.20	5.47	5.25	5.25	5.25	5.25	5.35	5.35	5.89	5.14	5.14	4.62
2016	4.25	5.53	5.31	5.31	5.31	5.31	5.41	5.41	5.95	5.19	5.19	4.66
2017	4.33	5.63	5.40	5.40	5.40	5.40	5.50	5.50	6.06	5.28	5.28	4.75
2018	4.42	5.74	5.51	5.51	5.51	5.51	5.61	5.61	6.19	5.39	5.39	4.84
2019	4.50	5.86	5.62	5.62	5.62	5.62	5.72	5.72	6.31	5.50	5.50	4.94
2020	4.60	5.98	5.73	5.73	5.73	5.73	5.83	5.83	6.44	5.61	5.61	5.04

(4) Product prices used in the constant price evaluation were those prices estimated to be in effect at December 2002. The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Paddock Lindstrom Report. In addition, operating and capital costs have not been increased on an inflationary basis. The following sets forth the December 2002 product price schedule in the Paddock Lindstrom Report:

Average Oil Price	$ 41.55/bbl
Average Gas price	$ 6.08/Mcf
Average Condensate Price	$ 43.71/bbl
Average Propane Price	$ 25.38/bbl
Average Butane Price	$ 30.68/bbl

(5) The ARTC was calculated for the proved reserves based on applicable regulation in effect at January 1, 2003. The ARTC program was assumed to continue indefinitely.

(6) The extent and character of all factual data supplied by Matrix were accepted by Paddock Lindstrom as represented. The crude oil and natural gas reserve calculations and any projections upon which the Paddock Lindstrom Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted.

In addition, Paddock Lindstrom evaluated as at October 1, 2003, the crude oil, natural gas and natural gas liquids reserves attributable to the two new wells located at Esther 1-25-30-03 W4M and Esther 16-26-30-03 W4M. The following tables summarize Paddock Lindstrom's evaluation of Matrix's interest in the reserves and future net production revenue from the reserves attributable to these wells.

Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Escalating Price Assumptions)
October 1, 2003

	Matrix's interest in reserves						Present Value Cash Flow (Including ARTC)			
	Crude oil (Mstb)		Natural gas (Mmcf)		Natural gas liquids (Mstb)		Undis- counted	Discounted at		
	Gross	Net	Gross	Net	Gross	Net	$(000)	10% $(000)	15% $(000)	20% $(000)
Proved										
Producing	-	-	1,054.0	801.1	-	-	3,668.1	3,315.8	3,181.2	3,065.5
Non-Producing	-	-	-	-	-	-	-	-	-	-
Total Proved	-	-	1,054.0	801.1	-	-	3,668.1	3,315.8	3,181.2	3,065.5
Probable Additional	-	-	521.4	406.7	-	-	1,643.6	1,044.2	899.9	800.7
Total Proved Probable	-	-	1,575.4	1,207.8	-	-	5,311.7	4,360.0	4,081.1	3,866.2
50% Risk Reduction	(-)	(-)	(260.7)	(203.4)	(-)	(-)	(821.8)	(522.1)	(450.0)	(400.4)
Risked Proved and Probable	-	-	1,314.7	1,004.5	-	-	4,489.9	3,837.9	3,631.1	3,465.8

Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Constant Price Assumptions)
October 1, 2003

	Matrix's interest in reserves						Present Value Cash Flow (including ARTC)			
	Crude oil (Mstb)		Natural gas (Mmcf)		Natural gas liquids (Mstb)		Undis- counted	Discounted at		
	Gross	Net	Gross	Net	Gross	Net	$(000)	10% $(000)	15% $(000)	20% $(000)
Proved										
Producing	-	-	1,052.7	780.3	-	-	3,491.8	3,107.5	2,963.4	2,840.8
Non-Producing	-	-	-	-	-	-	-	-	-	-
Total Proved	-	-	1,052.7	780.3	-	-	3,491.8	3,107.5	2,936.4	2,840.8
Probable Additional	-	-	520.8	400.7	-	-	1,747.8	1,095.0	935.7	825.6
Total Proved and Probable	-	-	1,573.6	1,181.0	-	-	5,239.6	4,202.5	3,899.1	3,666.4
50% Risk Reduction	(-)	(-)	(260.4)	(200.4)	(-)	(-)	(873.9)	(547.5)	(467.9)	(412.8)
Risked Proved and Probable	-	-	1,313.1	980.7	-	-	4,365.7	3,655.0	3,431.3	3,253.6

Notes:

(1) Columns may not add due to rounding.

(2) "Gross" means the total of Matrix's working interest share in the total remaining recoverable reserves before deducting royalties owned by others.

"Net" means the total of Matrix's working interest and/or royalty interest share after deducting the amounts attributable to the royalties owned by others including Crown and freehold royalties.

"Crude Oil" means a mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is a liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas.

"Natural Gas" means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets the specifications for use as a domestic, commercial or industrial fuel.

"Natural Gas Liquids" means those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or are recovered from field separators, scrubbers, or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.

"Proved Reserves" means those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

"Proved Producing Reserves" means those Proved Reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments.

"Proved Non-Producing Reserves" means those Proved Reserves that are not currently producing either due to lack of facilities and/or markets.

"Proved Undeveloped Reserves" means Proved Reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled. Proved Reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

"Probable Additional Reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable Additional Reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

(3) The escalating cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas base case prices and inflation as forecast by Paddock Lindstrom are as follows:

Year	WTI Cushing $US/Bbl	CDN/US Exchange Rate	WTI @ Cushing $C/Bbl	EDM Ref Price $C/Bbl	Hardisty 25 API $C/Bbl	Heavy 12 API $C/Bbl	Cromer 29 API $C/Bbl	Condensate $C/Bbl	Butane $C/Bbl	Propane $C/Bbl	Ethane $C/Bbl	Sulphur $/Lt
2003	29.00	0.730	39.73	38.69	28.69	21.69	35.98	38.69	25.15	23.21	19.02	25.00
2004	26.00	0.720	36.11	35.05	28.05	24.05	32.60	35.05	22.78	21.03	19.02	20.00
2005	24.00	0.710	33.80	32.72	26.72	21.50	30.43	32.72	21.27	19.63	14.89	20.40
2006	23.50	0.700	33.57	32.47	26.35	21.02	30.20	32.47	21.10	19.48	15.52	20.81
2007	23.97	0.700	34.24	33.12	26.87	21.44	30.80	33.12	21.53	19.87	15.68	21.22
2008	24.45	0.700	34.93	33.78	27.41	21.87	31.41	33.78	21.96	20.27	15.85	21.65
2009	24.94	0.700	35.63	34.46	27.96	22.31	32.04	34.46	22.40	20.67	16.01	22.08
2010	25.44	0.700	36.34	35.14	28.52	22.76	32.68	35.14	22.84	21.09	16.33	22.52
2011	25.95	0.700	37.07	35.85	29.09	23.21	33.34	35.85	23.30	21.51	16.66	22.97
2012	26.46	0.700	37.81	36.56	29.67	23.68	34.00	36.56	23.77	21.94	16.99	23.43
2013	26.99	0.700	38.56	37.30	30.27	24.15	34.68	37.30	24.24	22.38	17.33	23.90
2014	27.53	0.700	39.33	38.04	30.87	24.63	35.38	38.04	24.73	22.82	17.68	24.38
2015	28.08	0.700	40.12	38.80	31.49	25.12	36.09	38.80	25.22	23.28	18.03	24.87
2016	28.65	0.700	40.92	39.58	32.12	25.63	36.81	39.58	25.73	23.75	18.39	25.36
2017	29.22	0.700	41.74	40.37	32.76	26.14	37.54	40.37	26.24	24.22	18.76	25.87
2018	29.80	0.700	42.58	41.18	33.42	26.66	38.29	41.18	26.77	24.71	19.13	26.39
2019	30.40	0.700	43.43	42.00	34.08	27.20	39.06	42.00	27.30	25.20	19.52	26.92
2020	31.01	0.700	44.30	42.84	34.77	27.74	39.84	42.84	27.85	25.70	19.91	27.46

Year	Henry Hub $US/ Mmbtu	AECO C C$/ Mmbtu	Aggre-gator C$/ Mmbtu	Alberta 1 Yr Firm C$/ Mmbtu	Alberta Spot C$/ Mmbtu	Alberta AGRP C$/ Mmbtu	Sask. Spot C$/ Mmbtu	Sask ProvGas C$/ Mmbtu	Sumas Spot C$/ Mmbtu	B.C. Spot Plant Gate C$/ Mmbtu	B.C. Canwest Plant Gate C$/ Mmbtu	B.C. Canwest Wellhead C$/ Mmbtu
2003	5.10	6.21	5.73	6.03	6.03	5.85	5.83	5.83	6.74	6.14	6.14	5.74
2004	5.00	6.15	5.77	5.97	5.97	5.85	5.87	5.87	6.69	6.09	6.09	5.67
2005	4.00	4.82	4.54	4.64	4.64	4.58	4.64	4.64	5.37	4.76	4.76	4.33
2006	4.05	4.96	4.77	4.77	4.77	4.77	4.87	4.87	5.52	4.89	4.89	4.46
2007	4.10	5.01	4.83	4.83	4.83	4.83	4.93	4.93	5.59	4.95	4.95	4.50
2008	4.15	5.07	4.88	4.88	4.88	4.88	4.98	4.98	5.65	5.00	5.00	4.55
2009	4.20	5.12	4.93	4.93	4.93	4.93	5.03	5.03	5.72	5.05	5.05	4.59
2010	4.28	5.22	5.02	5.02	5.02	5.02	5.12	5.12	5.83	5.15	5.15	4.68
2011	4.37	5.33	5.13	5.13	5.13	5.13	5.23	5.23	5.95	5.26	5.26	4.78
2012	4.46	5.44	5.23	5.23	5.23	5.23	5.33	5.33	6.07	5.36	5.36	4.87
2013	4.55	5.54	5.33	5.33	5.33	5.33	5.43	5.43	6.19	5.47	5.47	4.97
2014	4.64	5.65	5.44	5.44	5.44	5.44	5.54	5.54	6.31	5.58	5.58	5.07
2015	4.73	5.77	5.55	5.55	5.55	5.55	5.65	5.65	6.44	5.69	5.69	5.17
2016	4.82	5.88	5.66	5.66	5.66	5.66	5.76	5.76	6.57	5.80	5.80	5.28
2017	4.92	6.00	5.77	5.77	5.77	5.77	5.87	5.87	6.70	5.92	5.92	5.38
2018	5.02	6.12	5.89	5.89	5.89	5.89	5.99	5.99	6.83	6.04	6.04	5.49
2019	5.12	6.24	6.01	6.01	6.01	6.01	6.11	6.11	6.97	6.16	6.16	5.60
2020	5.22	6.37	6.13	6.13	6.13	6.13	6.23	6.23	7.11	6.28	6.28	5.71

(4) Product prices used in the constant price evaluation were those prices estimated to be in effect at September 2003. The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Paddock Lindstrom Report. In addition, operating and capital costs have not been increased on an inflationary basis. The following sets forth the September 2003 product price schedule in the Paddock Lindstrom Report:

Average Gas price	$ 5.48/Mcf

(5) The ARTC was calculated for the proved reserves based on applicable regulation in effect at January 1, 2003. The ARTC program was assumed to continue indefinitely.

(6) The extent and character of all factual data supplied by Matrix were accepted by Paddock Lindstrom as represented. The crude oil and natural gas reserve calculations and any projections upon which the Paddock Lindstrom Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted.

Undeveloped Lands

The following table sets out Matrix's undeveloped land holdings as at June 30, 2003.

	Acres As at June 30, 2003	
	Gross[(1)]	Net[(2)]
Alberta	18,487.5	7,923.5
Saskatchewan	99.8	49.9
Total	18,587.3	7,973.4

Notes:

(1) "Gross" refers to the total acres in which Matrix has an interest.

(2) "Net" refers to the total acres in which Matrix has an interest, multiplied by the percentage working interest therein owned by Matrix.

Wells

The following table sets forth the number and status of wells in which, at June 30, 2003, Matrix had an interest, which are producing or which Matrix considers to be capable of production.

	Crude Oil				Natural Gas			
	Producing		Shut-In(1)		Producing		Shut-In(1)	
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Alberta	2.00	0.45	1.00	0.35	18.00	10.43	4.00	1.11
Saskatchewan	-	-	-	-	2.00	1.50	-	-
Total	2.00	0.45	1.00	0.35	20.00	11.93	4.00	1.11

Notes:

(1) "Shut-in" wells means wells which have encountered and are capable of producing crude oil but which are not producing due to lack of available transportation facilities, available markets or other reasons.

(2) "Gross" wells are defined as the total number of wells in which Matrix has an interest.

(3) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by Matrix's percentage working interest therein.

Drilling History

The following table sets forth, for the periods indicated, the number and status of gross and net exploratory and development wells in which Matrix has participated in drilling.

	Six Months Ended June 30, 2003		Fourteen Months Ended December 31, 2002		Year Ended October 31, 2001	
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Crude Oil	-	-	1.0	0.4	-	-
Natural Gas	2.0	2.0	2.0	1.0	2.0	0.25
Dry(3)	-	-	4.0	3.25	-	-
TOTAL	2.0	2.0	7.0	4.65	2.0	0.25

Notes:

(1) "Gross wells" means the number of wells in which Matrix or its predecessors owned an interest.

(2) "Net wells" means the aggregate of the percentage interests of Matrix or its predecessors in the Gross wells.

(3) "Dry" refers to a well which is not productive. A productive well is a well which is capable of producing oil and gas in quantities considered by the operator to be sufficient to justify the costs required to complete, equip and produce the well.

(4) In the 2002 calendar year, Matrix changed its fiscal year end from October 31 to December 31.

Production History, Prices Received and Capital Expenditures

The following table sets forth certain information respecting production, product prices received and expenditures made by Matrix for each quarter in the most recently completed financial year of Matrix. In the 2002 calendar year, Matrix changed its fiscal year end from October 31 to December 31.

	Three Months Ended January 31, 2002	Three Months Ended April 30, 2002	Three Months Ended July 31, 2002	Three Months Ended October 31, 2002	Fourteen Months Ended December 31, 2002
Average Daily Production					
Oil & NGLs (bbls/d)	17	29	17	22	21
Natural gas (mcfd)	311	417	529	659	575
Combined (BOE/D)	69	98	105	132	117
Average Prices Received[1]					
Crude Oil & NGLs ($/bbl)	20.99	23.64	30.76	29.76	28.09
Natural gas ($/mcf)	3.44	3.90	3.50	4.09	4.45
Combined ($/BOE)	20.68	23.59	22.61	25.38	26.96
Royalties ($/BOE)	3.69	4.53	2.13	5.91	6.17
Operating Expenses ($/BOE)[2]	4.34	5.47	4.48	4.86	5.06
Field Netback Received ($/BOE)	12.65	13.59	16.0	14.61	15.73
Dollar Amounts Expended ($000's)					
Property Acquisition	-	74	137	117	245
Property Disposition	-	-	-	-	-
Exploration, including drilling	-	4	124	535	931
Development	16	17	48	203	432
Facilities & Equipment (net)	10	63	85	42	411

Notes:

(1) Excludes other income.

(2) Operating expenses are expenses incurred in the operation of producing properties and include items such as field staff salaries, power, fuel, chemicals, repairs and maintenance, property taxes, processing and treating fees, overhead fees (in the case of properties that are not owned 100 percent by Matrix) and other costs.

Matrix's crude oil production for the fourteen months ended December 31, 2002 was approximately 100% light quality crude oil (32° API or greater).

For the fourteen months ended December 31, 2002, approximately 18.5% of Matrix's gross revenue was derived from crude oil and NGL production and approximately 81.5% was derived from natural gas production.

Marketing

Matrix continues to pursue optimal markets for its existing oil, natural gas and natural gas liquids production. Matrix non-operated production is sold on the "spot market". A significant portion of Matrix current production is "taken in kind" and marketed directly. The benefits realized are more timely receipt of revenue and minimization of third party marketing fees.

On February 18, 2003 the Corporation entered into a hedging agreement with an arm's length third party whereby 500 GJ/d of the Corporation's natural gas is contracted for the period of April 1, 2003 to October 31, 2003 with a floor price of $6.50 per GJ and a ceiling of $7.34 per GJ.

SELECTED FINANCIAL AND OPERATIONAL INFORMATION

The following tables set forth certain selected annual financial and operational information of Matrix for the periods indicated.

Annual Data

(In $'s except share amounts)

	Fourteen Months Ended December 31, 2002	Year Ended October 31, 2001	Year Ended October 31, 2000
Gross Revenues (net of royalties)	1,031,186	1,040,854	563,626
Cash Flow from Operations	473,274	745,552	264,296
$ Per Share – Basic	0.04	0.065	0.040
– Diluted	0.04	0.061	0.038
Net Income (loss)	531,817	526,138	203,349
$ Per Share – Basic and Diluted	0.05	0.06	0.02
Total Assets	5,344,251	2,567,350	2,031,466
Long Term Debt	-	-	-
Capital Expenditures, Net	2,019,123	355,155	27,501
Working Capital	1,624,506	893,788	471,811
Common Shares Outstanding at Year End			
– Basic	14,759,662	8,790,162	8,415,162
– Diluted	15,259,662	9,390,162	9,190,162

Quarterly Data

(In $'s except share amounts)

	2002					2001			
	Fourteen Months Ended Dec. 31, 2002	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Gross Revenue	1,337,488	307,925	218,443	205,751	131,295	123,978	387,715	419,794	269,751
Cash Flow from operations	473,274	116,234	96,393	30,216	40,014	135,677	248,442	252,678	108,755
$ per share, basic	.04	.01	.008	.003	.003	.02	.03	.03	.01
$ per share, diluted	.04	.01	.008	.003	.003	.02	.03	.03	.01
Net Income (loss)	531,817	354,918	(16,436)	5,110	(8,124)	(31,309)	226,294	237,538	93,615
$ per share, basic	.05	.03	(.001)	.0004	(.0007)	(.004)	.03	.03	.01
$ per share, diluted	.05	.03	(.001)	.0004	(.0007)	(.004)	.03	.03	.01

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis (the "MD&A") of financial conditions and results of operations should be read in conjunction with the unaudited interim financial statements and notes thereto for the six months ended June 30, 2003 and the audited financial statements and MD&A for the fourteen months ended December 31, 2002. Where amounts are expressed as barrel or oil equilavent (boe), gas volumes have been converted to barrels of oil at six thousand cubic feet per barrel.

It should be noted that as a result of the Corporation changing its fiscal year end to December 31 from October 31 in 2002, the comparative financial periods used herein are reflected accordingly.

Six Months Ended July 30, 2002 Compared to Six Months Ended June 30, 2003

Natural Gas and Petroleum Production

Overall production, on a barrel of oil equivalent (boe) basis, increased 285% to 393 boed in the six months ended June 30, 2003 compared to 102 boed for the comparable reporting period in 2002. Volumes for the second quarter 2003 increased 349% to 471 boed when compared to 105 boed in the three month reporting period ended July 31, 2002.

Natural gas production averaged 2,145 mcfd or 91% of the total boe sales during the six months ended June 30, 2002 and have increased 353% over the comparable reporting period ended July 31, 2002 signifying the Corporation's primary focus on gas development.

Petroleum production averaged 35 boed for the six months ended June 30, 2003 representing a 52% increase over the comparable reporting period ended July 31, 2002.

Natural Gas and Petroleum Revenue and Pricing

Petroleum and natural gas revenues increased 639% to $3,134,246 in the first six months of 2003 as compared to $424,194 in the six months ended July 31, 2002. Cash flows from operations increased almost ten fold to $1,307,802 in the six months ended June 30, 2003 as compared to $124,926 in the comparable six month period ended July 31, 2002. The significant increase in revenue and cash flows from operations are primarily attributed to the Corporation's 285% increase in production combined with the 102% increase in natural gas prices as compared to the six month period ended July 31, 2002.

The Corporation realized an average natural gas price of $7.45 per mcf in the first six months of 2003, an increase of 102% as compared to the six month period ended July 31, 2002 which averaged $3.68 per mcf. The Corporation realized an average petroleum and natural gas liquids price of $37.72 per bbl in the first six months 2003, an increase of 44% as compared to the six month period ended July 31, 2002 which averaged $26.24 per bbl.

During the reporting period the Corporation entered into a hedging agreement with an arm's length third party whereby 500 GJ/d or 21% of the Corporation's natural gas is contracted for the period of April 1, 2003 to October 31, 2003 with a floor price of $6.50 per GJ and a ceiling of $7.34 per GJ..

Royalties and Operating Costs

Royalties, net of ARTC, increased to $911,996 during the first six months of 2003 as compared to $59,984 in the six month period ended July 31, 2002. As a percentage of gross natural gas and petroleum revenues, royalties increased to 29% in the first six months of 2003 as compared to 14% in the six month period ended July 31, 2002. This increase is primarily associated with additional gross-overriding royalty costs associated with a portion of the new production volumes that have been brought on since 2002.

Operating costs increased to $468,134 ($6.59 per boe) during the first six months of 2003 as compared to $91,004 ($4.93 per boe) in 2002. The 34% increase per boe is the result of the combination of a one time correction of approximately $60,000 of compression and processing fees from a prior period being booked in 2003 as a result of a third party audit review and the higher overall cost of fees being charged at facilities and pipelines to handle and process the Corporation's gas volumes.

General and Administrative

General and administrative expenses increased 33% to $215,659 during the first six months 2003 as compared to $162,032 during the comparable six month period ended July 31, 2002. However on a per barrel of oil equivalent basis, general and administrative expenses have decreased 65% to $3.03 per boe in the first six months of 2003 as compared to $8.63 per boe in 2002. This reflects the Corporation's improved operating efficiencies through increased production volumes.

Depletion and Depreciation

Depletion and Depreciation expense ("depletion") increased 189% to $537,000 ($7.55 per boe) during the first six months 2003 as compared to $185,497 ($10.14 per boe) during the six month period ended July 31, 2002. This increase is the result of the combination of higher production volumes and capital base, however it should be noted on a barrel of oil equivalent basis depletion and depreciation have decreased by 34%.

Other Income

The Corporation earned other income totaling $32,345 ($0.45 per boe) during the first six months 2003 as compared to $62,997 ($0.69 per boe) in 2002. This income is primarily interest on cash deposits, but in the six months ended July 31, 2002 it also included $49,245 of gains on the sale of investments.

Investing Activities

Capital expenditures totaled $2,265,571 in the first six months 2003 comprised of $609,096 exploration and development activities, $996,392 in land expenditures and $660,083 in gathering and production facilities.

Working Capital and Long Term Debt

At June 30, 2003 the Corporation had available working capital of $1,692,337 with no debt and a recently updated revolving bank credit facility that has been increased to $1,200,000.

The Corporation's cash flows from operations, as well as funds that are available from the banks credit facility are sufficient to meet the Corporation's currently approved corporate capital commitments. Should the Corporation wish to make a significant acquisition of property or enter into additional exploration or development beyond what is projected to date, it may be required to seek additional debt financing or raise additional equity.

Financing Activities

No financing activities were completed during the three month period ended June 30, 2003. On February 21, 2003 the Corporation completed a brokered private placement of 1,500,000 common shares and on March 4, 2003 the Corporation completed a private placement of 1,543,000 common shares that when combined raised gross proceeds of $1.1 million...

Fourteen Months Ended December 31, 2002 Compared to Year Ended October 31, 2001

Production sales

Matrix achieved a 29% increase in production levels with average production of 117 boed in the fourteen months ended December 31, 2002 compared to an average of 91 boed in the twelve months ended October 31, 2001. More importantly Matrix exited the year at 240 boed which represents an increase of over 240% in production from the first three months ended January 31, 2002 average of 69 boed...

Natural gas production represents 82% of total sales in 2002 compared to 77% in 2001.

	2002	2001
Natural Gas (mcfd)	575	419
Crude Oil & NGLs (bbls/d)	21	21
Total BOE/d	117	91

Revenues

Matrix's revenue stream from oil and gas operations remained relatively flat for the fourteen months ended December 31, 2002 with total sales of $1,337,488 compared to total sales for the twelve months ended October 31, 2001 of $1,201,238. The two additional months of revenue included in the 2002 reporting period and the 29% average production increase in 2002 were offset by lower commodity prices received during the year.

Revenue ($thousands)	2002	2001
Natural gas	$1090.2	$914.4
Oil & NGLs	$247.3	$286.8
Total	$1337.5	$1201.2
Product Prices		
Natural Gas (per Mcf)	$4.45	$5.98
Oil And NGLs (per bbl)	$28.09	$37.28
Total per BOE	$26.96	$36.19

Average gas prices decreased by 26% to $4.45/mcf in 2002 compared to $5.98/mcf in 2001 and average oil and liquid prices decreased by 25% to $28.09/bbl in 2002 compared to $37.28/bbl in 2001.

Operating Expenses

Operating expensed for the fourteen months ended December 31, 2002 totaled $250,780 or $5.06/boe compared to $183,213 or $5.52/boe for the twelve months ended October 31, 2001. These operating costs are reflective of the low maintenance gas operations with the most significant operating expensed being third party transportation and plant processing fees.

General and Administrative Expenses

Matrix's active role in pursuing oil and gas opportunities required additional costs to be incurred to build the Management team and to establish the resources facilities to aid the continued growth of Matrix.

As a result of these additions and associated costs, general and administrative expenses increased to $338,969 from the $123,469 incurred in 2001. Matrix capitalized $83,342 of general and administrative costs during the fourteen months ended December 31, 2002 that were associated with development and exploration prospects of Matrix. On a per boe basis, net general and administrative expense was $6.83/boe over the fourteen month reporting period ended December 31, 2002 compared to $3.72/boe over the twelve months ended October 31, 2001.

Depletion, Depreciation and Amortization

Depletion and depreciation totaling $367,963 ($7.42/boe) was recognized during the fourteen months ended December 31, 2002 compared to $219,414 ($6.61/boe) in 2001. The costs associated with the activities of exploring for and developing oil and gas properties in the past fourteen months, have resulted in a larger cost base applicable to depletion and depreciation.

At December 31, 2002, future site restoration and abandonment costs totaling $59,746 have been reorganized as of a liability on the balance sheet.

Royalties

Petroleum and natural gas royalties, net of ARTC, totaled $306,302 or $6.18/boe for the fourteen months ended December 31, 2002 compared to $160,384 or $4.83/boe for the twelve months ended October 31, 2001. Higher royalty costs in 2002 are primarily reflective of the gross-overriding royalties associated with the farm-in prospects completed in 2002. The abnormally low royalty costs in 2001 resulted from an additional one time ARTC recovery during the year.

Royalties as a percentage of revenues over the fourteen months ended December 31, 2002 was 22.9% compared to 13.4% for the twelve months ended October 31, 2001.

Other Income

Matrix earned other income totaling $39,942 during the fourteen months ended December 31, 2002 compared to $20,234 in the twelve months ended October 31, 2001 which was realized from interest on cash deposits.

Liquidity and Capital Resources

Matrix had net working capital excluding bank debt of $1,624,506 at December 31, 2002, and $893,788 at October 31, 2001. Bank debt was $Nil at December 31, 2002 and $198,033 at October 31, 2001, with an available line of credit of $650,000 beginning in May 2002.

Business Risks and Competitive Conditions

The business of exploring for, developing and producing oil and natural gas reserves is inherently risky. There is substantial risk that the manpower and capital employed will not result in the finding of new reserves in economic quantities. There is risk that the sale of Matrix reserves may be delayed indefinitely due to process constraints, lack of pipeline capacity or lack of markets. The price Matrix receives for its oil and gas reserves fluctuates continuously and for the most part is beyond its control. Matrix is also subject to the risks associated with owning oil and gas properties, including environmental risks such as the pollution of air, land and water. In all areas of Matrix business, it competes against entities that may have greater technical and financial resources. Matrix growth is dependent upon external sources of financing which may not be available on acceptable terms.

Matrix mitigates these risks by contracting management services from Matrix and contracting other professional services when required. To control cost and pace of development, Matrix acquires reasonable interests in each prospect. Matrix diversifies its oil and gas market portfolio among various marketers and aggregators and among a variety of contracts with respect to pricing and term. Finally, all levels of Matrix operations are adequately insured.

Conflicts of Interest

Certain directors of Matrix may have interests in other oil and gas companies and oil and gas properties which may from time to time conflict with the interests of Matrix. Any such conflicts will be resolved in accordance with the requirements of the ABCA.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Matrix consists of an unlimited number of Common Shares without nominal or par value. As of the date hereof there are 18,734,671 Common Shares issued and outstanding. In addition, as at the date hereof, there are an aggregate of 1,102,333 Common Shares reserved for issuance upon the exercise of stock options.

A summary of the rights, privileges, restrictions and conditions attaching to Matrix's share capital is as set forth below.

Common Shares

Subject to the provisions of the ABCA, the holders of Common Shares are entitled to receive notice of, to attend and vote at all meetings of the shareholders of Matrix and are entitled to one vote, in person or by proxy, for each Common Share held.

The holders of Common Shares are entitled to receive, if, as and when declared by the directors of Matrix, non-cumulative dividends at such rate and payable on such date as may be determined from time to time by the directors of Matrix.

On the liquidation, dissolution or winding-up of Matrix, or any other distribution of the assets of Matrix among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of Matrix.

CAPITALIZATION

The following table sets forth the consolidated capitalization of Matrix as at December 31, 2002 and June 30, 2003.

	Authorized	Outstanding as at December 31, 2002 (audited)	Outstanding as at June 30, 2003 (unaudited)
Share Capital			
Common Shares[(1)(2)]	Unlimited	$6,403,025 (14,759,662 Common Shares)	$5,260,344 (17,802,662 Common Shares)
Long-term Bank Debt[(3)]	-	-	-

Notes:

(1) As at the date hereof, 1,102,333 Common Shares are reserved for issuance upon exercise of outstanding stock options at an average price of $0.32 per Common Share.

(2) Does not include (i) an aggregate of 632,009 Common Shares issued to former shareholders of Skookum Mining Limited ("Skookum") pursuant to the amalgamation of Skookum and Matrix's wholly-owned subsidiary, 1030241 Alberta Ltd., effective July 15, 2003; and (ii) an aggregate of 300,000 flow-through Common Shares issued upon exercise of previously outstanding common share purchase warrants in September of 2003.

(3) Matrix has a $1,200,000 revolving credit facility with a Canadian chartered bank.

PRINCIPAL SHAREHOLDERS

To the knowledge of Matrix, and based on existing information, as at the date hereof, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the Common Shares except as set out in the table below.

Name and Municipality of Residence	Number of Common Shares	Percent
Longbow Capital Inc. Calgary, Alberta	4,272,000[(1)]	22.8%
Glenn D. Hockley Calgary, Alberta	1,956,234[(2)]	10.4%

Notes:

(1) Longbow Capital Inc. exercises control and direction over these shares with respect to voting matters. Certain of these shares are beneficially owned by certain partnerships where Longbow Capital Inc. either acts as General Partner or owns all of the outstanding securities of the General Partner.

(2) Of the foregoing shares, 1,244,124 are held by Marawyntor Assets Ltd., a corporation over which Mr. Hockley exercises control and direction.

PRIOR SALES

In the 12 months prior to the date hereof, the following Common Shares have been issued:

Date of Issuance	Number of Common Shares	Issue Price per Common Share	Aggregate Issue Price	Consideration Received
September, 2003	300,000 (flow-through)[(1)]	$0.30	$90,000	Cash
July, 2003	632,009 (common)[(2)]	$0.35	$221,203	Assets
March, 2003	3,043,000 (common)	$0.35	$1,065,050	Cash
December, 2002	2,662,500 (flow-through)	$0.40	$1,065,000	Cash
December, 2002	250,000 (common)	$0.35	$87,500	Cash

Notes:

(1) Issued upon exercise of previously outstanding common share purchase warrants of the Corporation.

(2) These shares were issued in consideration for all of the issued and outstanding securities of Skookum Mining Limited. See "General Development of the Business".

DIRECTORS AND OFFICERS

The names and municipalities of residence, the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, the period served, the position held and the principal occupation during the last five years of each of the directors and senior officers of the Corporation are set forth below. Directors serve until the next meeting of shareholders or until a successor is elected or appointed.

Name and Municipality of Residence	Number of Shares Beneficially Owned	Date First Appointed	Position Held	Principal Occupation
Wesley G. Heatherington Calgary, Alberta	587,500	September, 2001	President, Chief Executive Officer & Director	President of Matrix since September 6, 2001; prior thereto, Eastern Area Manager for Magin Energy Inc. from July, 1997; prior thereto, Production Manager, Torrington Resources Ltd. from 1994.
Glenn D. Hockley[(1)(2)(3)] Calgary, Alberta	1,956,234	April, 2001	Director	President of Eravista Energy Corp. (a private oil and gas company) from 1998 to present; prior thereto, Chairman of Torrington Resources Ltd. from 1993.
G. W. Scott Laird[(1)(2)] Calgary, Alberta	50,000	May, 2002	Director	Independent businessman and financial consultant; most recently, a Partner at Griffiths McBurney & Partners from September, 1996 to January, 2002.
J. G. (Jeff) Lawson[(3)] Calgary, Alberta	100,000	May, 2002	Director	Partner, Burnet, Duckworth & Palmer LLP, Barristers and Solicitors since January 1, 1999; prior thereto, Associate, Burnet, Duckworth & Palmer LLP.
Douglas R. Martin[(1)(2)(3)] Calgary, Alberta	Nil	May, 2002	Director	Director of Enermark and President of Charles Avenue Capital Corp. (a private merchant banking company).

Notes:

(1) Member of the Audit Committee.

(2) Member of the Risk and Reserves Committee.

(3) Member of the Compensation Committee.

(4) As at the date hereof the directors and officers as a group hold 2,693,734 Common Shares representing 14.4% of the issued and outstanding Common Shares.

The information as to shares beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to Matrix by the respective directors and officers.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or promoter of the Matrix has, within the last 10 years, been a director, officer or promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any statutory exemption for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No director, officer or promoter of Matrix, within the last 10 years, has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud.

Personal Bankruptcies

No director, officer or promoter of Matrix, or a shareholder holding sufficient securities of Matrix to affect materially the control of Matrix, or a personal holding company of any such persons, has, within the 10 years preceding the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or being subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Conflicts of Interest

Directors and officers of Matrix may, from to time, be involved with the business and operations of other oil and gas issuers, in which case a conflict may arise. See "Risk Factors".

MANAGEMENT

Wesley G. Heatherington – President, Chief Executive Officer and Director

Mr. Heatherington was most recently the Eastern Area Manager of Magin Energy Inc. from July of 1998 through August of 2001, prior to Magin's acquisition by NCE Petrofund. Prior thereto, Mr. Heatherington was the production manager and production coordinator of Torrington Resources Ltd. from November of 1994 through July of 1998 and from June of 1986 through April of 1994 held positions of increasing responsibility with Texaco Canada Resources and Texco Petroleum Inc.

Glenn D. Hockley - Director

Mr. Hockley is one of Matrix largest shareholders and has been President of Eravista Energy Corp. (a private oil and gas company) from 1998 to present. Prior to that Mr. Hockley was Chairman of Torrington Resources Ltd. Mr. Hockley provides mentorship through his experience of being involved with numerous successful small oil and gas companies from their inception.

J.G. (Jeff) Lawson - Director

Jeff Lawson is a Partner at the law firm of Burnet, Duckworth & Palmer LLP, located in Calgary, Alberta. Mr. Lawson specializes in securities law and has extensive experience in both private and public offerings and merger and acquisitions activities. He acts as counsel to a number of industrial and resources companies, as a director or officer of a number of publicly listed entities and serves as a director of certain non-profit and charitable organizations. Mr. Lawson received an LLB from the University of Alberta in 1993.

Douglas R. Martin – Director

Doug currently is a member of the Board of various companies within Calgary and is the Chairman and Director of Enerplus Income Fund, one of the largest Energy Income funds in Canada. He also is President of Charles Avenue Capital Corp. (a private merchant company). He has been part of Senior Management of numerous oil and gas companies in the past including Pursuit Resources, Coho Energy & Dome Petroleum.

G.W. Scott Laird – Director

Mr. Laird is currently an independent businessman. His career includes 20+ years of involvement in the investment banking and financial services industry including being a partner with Griffiths, McBurney & Partners from September 1996 to January 2002. During his career, Mr. Laird has been directly involved in many equity financings and merger and acquisition advisory assignments.

HUMAN RESOURCES

Matrix currently employs 2 full-time employees and 4 part-time consultants.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation earned during each of the last three fiscal years by the President and Chief Executive Officer of Matrix (the "Named Executive Officer"). No other officer or employee of Matrix received in excess of $100,000 per annum by way of salary and bonuses.

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Period Ended	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Wesley Heatherington[(1)(2)] President and Chief Executive Officer	Dec. 31/02 Oct. 31/01	105,800[(3)] 90,700	5,000 -	- -	- 300,000	- -	- -	- -
Gordon M. Steene[(2)]	Oct. 31/01 Oct. 31/00	30,000 60,000	- -	- -	- -	- -	- -	- -

Notes:

(1) Mr. Heatherington was appointed the President of Matrix on September 6, 2001 and his salary for 2001 is presented on an annualized basis.

(2) Effective September 6, 2001, Mr. Steene resigned as an officer of Matrix and Mr. Heatherington was appointed the President of Matrix.

(3) In the year 2002, Matrix changed its fiscal year end from October 31 to December 31. Accordingly, compensation for the year ended December 31, 2002 reflects Mr. Heatherington's salary for a 14-month period, rather than a 12-month period. On an annualized basis, for the 12 months ended October 31, 2002, Mr. Heatherington received an annual salary of $90,700. Effective November 1, 2002, Mr. Heatherington's base salary was increased to $95,000. It was further increased to $105,000 effective June 1, 2003.

Stock Options

No stock options were granted to the Named Executive Officer during the fourteen months ended December 31, 2002. No stock options were exercised during the fourteen months ended December 31, 2002 by the Named Executive Officer.

The following table sets out the aggregate option exercises during the fourteen months ended December 31, 2002 and the option values at December 31, 2002 for options held by the Named Executive Officer.

Aggregated Option Exercises During the Fourteen Months Ended December 31, 2002 and December 31, 2002 Option Values

Named Executive Officer	Common Shares Acquired on Exercise (#)	Aggregate Value Realized (C$)	Unexercised Options at December 31, 2002 (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at December 31, 2002 (C$) Exercisable/ Unexercisable
Wesley G. Heatherington President and Chief Executive Officer	Nil	Nil	200,000/100,000	12,000/6,000

Note:

(1) The figures set forth above were calculated using the last closing trading price ($0.31) of the Common Shares on the TSXV on or prior to December 31, 2002.

Retirement Plans

Matrix has no retirement plans, pension plans or other forms of funded or unfunded retirement compensation for its employees.

Employment Contracts, Termination of Employment and Change in Control Arrangements

Matrix is party to employment agreements dated September 6, 2001 and February 18, 2002 (the "Employment Agreements"), which provide for the respective employment by Matrix of Wesley Heatherington as the President of Matrix and for the employment by Matrix of Dave Weiss as the Manager, Geology of Matrix. The agreements provide that Mr. Heatherington's base salary is fixed at an amount equal to $95,000 per annum, and Mr. Weiss's base salary is fixed at an amount of $93,000 per annum, in each case as may be increased by the board of directors of Matrix. The agreements provide, among other things, that Matrix may terminate the agreements at any time, in the case of Mr. Heatherington, by providing to the employee a sum equal to 3 months of base salary, plus an additional month's pay for each year of service of the employee, beginning September 6, 2001, to a maximum of 12 months, and, in the case of Mr. Weiss, by providing the employee a sum equal to any amounts payable under the agreement plus any additional payments required under the employment laws of the Province of Alberta. The agreements also provide that the employee may terminate the agreement in the event of a change of control of Matrix. In such case, the employees will be entitled to a severance payment equal to up to 18 months base salary for Mr. Weiss and 24 months base salary for Mr. Heatherington.

Other

Other than the foregoing, the aggregate value of other compensation (including benefits) paid by Matrix and its subsidiaries to executive officers of Matrix did not exceed the lesser of $10,000 times the number of executive officers and 10% of the cash compensation paid to executive officers during the fourteen months ended December 31, 2002.

Compensation of Directors

Directors are not paid any annual retainer fees and not paid for attendance at board or committee meetings, but are entitled to be reimbursed for all reasonable expenses incurred in order to attend such meetings. Directors are also entitled to participate in Matrix's stock option plan.

Stock Option Plan

Matrix has adopted a stock option plan (the "Plan") for directors, officers and employees of, and consultants and service providers to, Matrix which permits the granting of options to purchase up to a maximum of 10% of the issued and outstanding Common Shares. The number of options and the exercise price thereof is set by the Board of Directors or the option committee thereof, at the time of grant, provided that the exercise price shall not be less than the current market price of the Common Shares on the TSXV less any applicable discounts permitted by the TSXV. The maximum number of Common Shares that may be reserved for issuance pursuant to options granted under the Plan and pursuant to any other share compensation arrangements may not exceed 10% of the number of outstanding Common Shares, and the maximum number of Common Shares issuable to any one individual pursuant to the Plan and pursuant to any other share compensation arrangements, within a one year period, may not exceed 5% of the outstanding Common Shares. The Plan does not provide for financial assistance to optionees in respect of the exercise of stock options. The options granted under the Plan may be exercisable for a period (to a maximum of five years), and may vest at such times as the Board of Directors, or the option committee thereof, may determine at the time of grant, subject to the rules of any stock exchange or other regulatory body having jurisdiction. At present, options to purchase 1,102,333 Common Shares are issued and outstanding, the particulars of which are as set forth below:

Person	Number of Common Shares under Option	Exercise Price per Common Share	Date of Grant	Expiry Date
Executive Officer (1 person)	300,000	$0.25	September 6, 2001	September 6, 2006
	100,000	$0.40	May 6, 2003	May 6, 2008
Directors (4 persons)	325,000	$0.35	June 25, 2002	June 25, 2007
	108,333	$0.40	May 6, 2003	May 6, 2008
Employees (1 person)	200,000	$0.25	February 18, 2002	February 18, 2007
	60,000	$0.40	April 1, 2003	April 1, 2008
Consultant (1 person)	9,000	$0.40	September 16, 2002	September 16, 2007
Total	1,102,333			

PRICE RANGE AND TRADING VOLUME

The Common Shares are listed and posted for trading on the TSXV under the symbol MXI. The following table sets forth the high and low trading prices and the volume of Common Shares traded as reported on the TSXV for the periods indicated:

	High	Low	Trading Volume
2002			
First Quarter	0.25	0.16	36,400
Second Quarter	0.55	0.17	384,071
Third Quarter	0.40	0.35	383,100
Fourth Quarter	0.40	0.30	58,360
2003			
January	0.37	0.26	8,700
February	0.41	0.38	47,300
March	0.51	0.42	164,132
April	0.48	0.36	11,700
May	0.61	0.48	143,500
June	0.75	0.60	174,250
July	0.90	0.70	884,000
August	0.98	0.76	227,500
September	0.90	0.70	228,067
October	0.80	0.74	252,455
November (1-11)	0.80	0.72	82,100

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director, executive officer or other senior officer of Matrix, or any associate of any such director or officer is, or has been at any time since the beginning of the most recently completed financial year of Matrix, indebted to Matrix nor is, or at any time since the beginning of the most recently completed has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Matrix.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and senior officers of Matrix, any shareholder who beneficially owns more than 10% of the Common Shares of Matrix, or any known associate or affiliate of such persons in any transaction since the commencement of Matrix's last completed financial year or in any proposed transaction which has materially affected or would materially affect Matrix or any of its subsidiaries except as disclosed in this Information Circular.

DIVIDEND RECORD AND POLICY

Matrix has not paid any dividends on the Common Shares and does not intend to pay dividends on the Common Shares in the foreseeable future. The future payment of dividends will be dependent upon the financial requirements of Matrix to fund future growth, the financial condition of Matrix and other factors the board of directors of Matrix may consider appropriate in the circumstances.

LEGAL PROCEEDINGS

Management of Matrix is not aware of any existing or contemplated legal proceedings material to Matrix, to which Matrix is a party or to which any of its properties are subject.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contract entered into by Matrix in the two years immediately prior to the date hereof which can reasonably be regarded as presently material to Matrix is the Amalgamation Agreement.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Matrix are Collins Barrow, Calgary LLP, chartered accountants, Calgary, Alberta.

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta is the registrar and transfer agent for the Common Shares.

APPENDIX G

MATRIX FINANCIAL STATEMENTS

Matrix Petroleum Inc.

(formerly Marlin Developments Ltd.)

Financial Statements

December 31, 2002 and October 31, 2001 and 2000

Collins Barrow

Chartered Accountants & Consultants

Collins Barrow Calgary LLP
1400 First Alberta Place
777 - 8th Avenue S.W.
Calgary, Alberta, Canada
T2P 3R5

T. 403.298.1500
F. 403.298.5814

email: calgary@collinsbarrow.com

Auditors' Report

To the Directors
Matrix Petroleum Inc.
(formerly Marlin Developments Ltd.)

We have audited the balance sheet of Matrix Petroleum Inc. (formerly Marlin Developments Ltd.) as at December 31, 2002 and the statements of operations and retained earnings (deficit) and cash flows for the fourteen months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the fourteen month period then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The results for the years ended October 31, 2001 and 2000 were reported on by another firm of chartered accountants who expressed unqualified opinions in their auditors' report dated January 31, 2002 and March 9, 2001, respectively.

Collins Barrow Calgary LLP

CHARTERED ACCOUNTANTS

Calgary, Alberta
February 28, 2003
(except for note 11 which is
dated November 12, 2003)

Auditors' Report

To the Shareholders
Matrix Petroleum Inc.
(formerly Marlin Developments Ltd.)

We have audited the balance sheets of Matrix Petroleum Inc. (formerly Marlin Developments Ltd.) as at October 31, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

"ABERCROMBY RATHGEBER"

Chartered Accountants

Surrey, British Columbia
January 31, 2002

Matrix Petroleum Inc.

(formerly Marlin Developments Ltd.)

Balance Sheet

	June 30, 2003 *(unaudited)*	December 31, 2002	October 31, 2001
Assets			
Current assets			
Cash and cash equivalents	$ 2,596,635	$ 2,057,370	$ 838,860
Accounts receivable	311,951	357,897	194,106
	2,908,586	2,415,267	1,032,966
Investments (note 4)	258,112	258,112	527,872
Property and equipment (note 5)	4,412,443	2,670,872	1,006,512
	$ 7,579,141	$ 5,344,251	$ 2,567,350
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	$ 953,249	$ 790,761	$ 139,178
Income taxes payable	263,000	-	8,570
	1,216,249	790,761	147,748
Credit facilities (note 6)	-	-	189,463
Provision for future site restoration	72,746	59,746	46,546
Future income taxes (note 7)	356,000	32,000	-
	1,644,995	882,507	383,757
Shareholders' Equity			
Share capital (note 8)	5,260,344	6,403,025	4,656,691
Retained earnings (deficit)	673,802	(1,941,281)	(2,473,098)
	5,934,146	4,461,744	2,183,593
	$ 7,579,141	$ 5,344,251	$ 2,567,350

Approved by the Board,

(signed) *"Wesley G. Heatherington"* , Director

(signed) *"Douglas R. Martin"* , Director

Matrix Petroleum Inc.

(formerly Marlin Developments Ltd.)

Statement of Operations and Retained Earnings (Deficit)

	Six Months Ended June 30, 2003 (unaudited)	Six Months Ended July 31, 2002 (unaudited)	Fourteen Months Ended December 31, 2002	Year Ended October 31, 2001	Year Ended October 31, 2000
Revenue					
Petroleum and natural gas sales	$ 3,134,246	$ 424,194	$ 1,337,488	$ 1,201,238	$ 659,614
Less: Royalties	911,996	59,984	306,302	160,384	95,988
	2,222,250	364,210	1,031,186	1,040,854	563,626
Expenses					
Operating costs	468,134	91,004	250,780	183,213	193,730
General and administrative	215,659	162,032	338,969	123,469	109,229
Interest on bank loan	-	-	-	8,854	9,767
Depletion and depreciation	537,000	185,497	367,963	219,414	60,947
	1,220,793	438,533	957,712	534,950	373,673
Income (loss) from operations before other income	1,001,457	(74,323)	73,474	505,904	189,953
Other income					
Interest	32,345	13,752	31,837	20,234	13,396
Gain on sale of investments	-	49,245	8,105	-	-
	32,345	62,997	39,942	20,234	13,396
Income (loss) before income taxes	1,033,802	(11,326)	113,416	526,138	203,349
Income taxes (recovery)					
- current	263,000	-	-	-	-
- future (note 7)	97,000	-	(418,401)	-	-
	360,000	-	(418,401)	-	-
Net income (loss)	673,802	(11,326)	531,817	526,138	203,349
Deficit, beginning of period	(1,941,281)	(2,481,222)	(2,473,098)	(2,999,236)	(3,202,585)
Elimination of deficit through reduction of stated capital (note 8[c])	1,941,281	-	-	-	-
Retained earnings (deficit), end of period	$ 673,802	$ (2,492,548)	$ (1,941,281)	$ (2,473,098)	$ (2,999,236)
Net income per share (note 8[i]) Basic and diluted	$ 0.04	$ 0.00	$ 0.05	$ 0.06	$ 0.02

Matrix Petroleum Inc.

(formerly Marlin Developments Ltd.)

Statement of Cash Flows

	Six Months Ended June 30, 2003 *(unaudited)*	Six Months Ended July 31, 2002 *(unaudited)*	Fourteen Months Ended December 31, 2002	Year Ended October 31, 2001	Year Ended October 31, 2000
Operating activities					
Net income (loss)	$ 673,802	$ (11,326)	$ 531,817	$ 526,138	$ 203,349
Items not affecting cash					
Depletion and depreciation	537,000	185,497	367,963	219,414	60,947
Gain on sale of investments	-	(49,245)	(8,105)	-	-
Future income taxes (recovery)	97,000	-	(418,401)	-	-
	1,307,802	124,926	473,274	745,552	264,296
Changes in non-cash working capital	(164,213)	473,363	106,101	(171,683)	81,828
	1,143,589	598,289	579,375	573,869	346,124
Financing activities					
Repayment of credit facilities	-	(196,393)	(198,033)	(5,328)	(2,364)
Issuance of common shares, net of repurchases and share issuance costs	1,025,600	46,880	2,196,735	75,000	-
Changes in non-cash working capital	-	(10,140)	-	-	-
	1,025,600	(159,653)	1,998,702	69,672	(2,364)
Investing activities					
Proceeds on sale of investments	-	275,922	275,925	11,993	53,963
Acquisition of property and equipment	(2,265,571)	(558,547)	(2,019,123)	(355,155)	(27,501)
Changes in non-cash working capital	635,647	-	383,631	-	-
	(1,629,924)	(282,625)	(1,359,567)	(343,162)	26,462
Increase in cash and cash equivalents	539,265	156,011	1,218,510	300,379	370,222
Cash and cash equivalents, beginning of period	2,057,370	1,913,013	838,860	538,481	168,259
Cash and cash equivalents, end of period	$ 2,596,635	$ 2,069,024	$ 2,057,370	$ 838,860	$ 538,481
Cash and cash equivalents is comprised of:					
Cash	$ 397,115	$ 498,495	$ 1,511,387	$ 838,860	$ 538,481
Term deposits	2,199,520	1,570,529	545,983	-	-
	$ 2,596,635	$ 2,069,024	$ 2,057,370	$ 838,860	$ 538,481

1. Company activities

Matrix Petroleum Inc. (the "Company") is a public company incorporated under the Business Corporation Act (Alberta and British Columbia) engaged in the acquisition, exploration, development and production of petroleum and natural gas reserves in Western Canada.

2. Basis of presentation

On December 13, 2001, the Company changed its name from Marlin Developments Ltd. to Matrix Petroleum Inc.

Effective October 1, 2002, the Company changed its fiscal year-end from October 31 to December 31. The new fiscal year allows the Company's reporting to be on a basis consistent with similar companies in the oil and gas industry. In accordance with National Policy Statement 51, the Company's financial statements have been presented for the fourteen months ended December 31, 2002 and for the years ended October 31, 2001 and 2000. The interim financial statements have been presented for the six months ended June 30, 2003 and July 31, 2002.

Certain of the prior period's figures have been reclassified to conform with the current period's presentation.

3. Summary of significant accounting policies

(a) Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term deposits with an initial maturity of ninety days or less.

(b) Investments

Investments in joint ventures, where the Company does not have joint control, are valued at the lower of cost and net realizable value. Income from investments is recognized to the extent that it is received or receivable.

(c) Petroleum and natural gas operations

Capitalized costs

The Company follows the full cost method of accounting for petroleum and natural gas operations whereby all costs of acquiring, exploring and developing petroleum and natural gas reserves are initially capitalized. Such costs include those related to lease acquisition, geological and geophysical expenses, lease rentals on non-producing properties, costs of drilling both productive and non-productive wells, lease and well equipment, and that portion of general and administrative expenses directly attributable to exploration and development activities. Proceeds from the sale of petroleum and natural gas properties are accounted for as a reduction of capitalized costs, with no gain or loss recognized unless such a sale would alter the rate of depletion and depreciation by 20% or more.

Depletion and depreciation

Depletion and depreciation of petroleum and natural gas properties is calculated using the unit-of-production method based on production volumes, before royalties, in relation to total proved reserves as estimated by independent reservoir engineers. Natural gas volumes and reserves are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of natural gas to one barrel of oil.

Ceiling test

The carrying amount of property and equipment, net of recorded future income taxes and site restoration costs, is limited to the sum of estimated undiscounted future net cash flows from proven reserves and the cost, less impairment of undeveloped properties. Estimated future capital costs, general and administrative expenses, interest expense and applicable income taxes are deducted in determining estimated future net cash flows from proven reserves. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair market value.

The Company applies this ceiling test to capitalized costs to ensure that such costs do not exceed the estimated undiscounted value of future net revenues for the production of its total proved reserves, plus the cost of its undeveloped lands net of impairments. Future net revenues are calculated using period-end sales prices and include an allowance for estimated future general and administrative expenses, financing costs, site restoration costs, and income taxes.

Future site restoration costs

Estimated future site restoration and abandonment costs are provided for over the life of the total proved reserves on a unit-of-production basis. Costs, which include the cost of production equipment removal and environmental cleanup, are estimated each period by management in consultation with the Company's engineers based on current costs and technology in accordance with the current legislation and industry practices. The annual charge is included in the depletion expense and actual site restoration and abandonment expenditures are applied against the accumulated provision account as incurred.

Joint ventures

Most of the Company's exploration and production activities are conducted jointly with others and accordingly these financial statements reflect only the Company's proportionate interest in such activities.

(d) Revenue recognition

Revenue from the sale of oil and gas production is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

(e) Depreciation

Other property and equipment is depreciated on the declining balance method at annual rates of 20% to 30% per annum.

(f) Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

(g) Flow-through shares

The Company, from time to time, issues flow-through shares to finance a portion of its petroleum and natural gas exploration activities. The exploration and development expenditures funded by flow-through shares are renounced to investors in accordance with tax legislation. The estimated value of the tax pools foregone is reflected as a reduction in share capital with a corresponding increase in the future income tax liability, when the qualifying expenditures are made.

(h) Stock-based compensation

The Company has a stock-based compensation plan, as described in note 8(g). Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation arrangements. The Company has elected to continue to use the intrinsic value-based method of accounting for stock options granted to employees, officers and directors whereby no compensation expense is recorded for stock options that have an exercise price equal to or greater than the fair value of the stock at the date options are granted. However, the Company will disclose the pro-forma results of using the fair value method, under which compensation expense is recorded based on the estimated fair value of the options as determined at the date of grant. Stock options granted to consultants are accounted for using the fair value method. The above recommendations have been applied for options granted subsequent to January 1, 2002.

Any consideration received by the Company on exercise of stock options is credited to share capital.

(i) Diluted income/loss per share

Diluted income/loss per share is calculated using the treasury stock method, whereby it is assumed that proceeds from the exercise of stock options are used by the Company to repurchase Company shares at the weighted average market price during the period.

(j) Measurement uncertainty

The amounts recorded for depletion and depreciation of oil and gas properties, the provision for site restoration and abandonment costs and the ceiling test are based on estimates. These estimates include proven reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions.

The amounts disclosed relating to the fair value of stock options issued and the resulting pro forma income effect (note 8[h]) are based on estimates of the future volatility of the Company's share price, expected lives of the options, expected dividends and other relevant assumptions.

By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

4. Investments

The Company holds investments in joint ventures and rental properties held for sale as follows:

	June 30, 2003	December 31, 2002	October 31, 2001
Interests in joint ventures	$ 258,112	$ 258,112	$ 258,112
Rental properties held for sale	-	-	269,760
	$ 258,112	$ 258,112	$ 527,872

5. Property and equipment

	June 30, 2003		
	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties including exploration and development thereon	$ 5,741,237	$ 1,339,334	$ 4,401,903
Other	21,692	11,152	10,540
	$ 5,762,929	$ 1,350,486	$ 4,412,443

	December 31, 2002		
	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties including exploration and development thereon	$ 3,475,666	$ 816,334	$ 2,659,332
Other	21,692	10,152	11,540
	$ 3,497,358	$ 826,486	$ 2,670,872

	October 31, 2001		
	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties including exploration and development thereon	$ 1,463,476	$ 464,234	$ 999,242
Other	14,759	7,489	7,270
	$ 1,478,235	$ 471,723	$ 1,006,512

During the period ended June 30, 2003, the Company capitalized general and administrative expenses in the amount of $37,265 (July 31, 2002 - $39,524; December 31, 2002 - $83,342; October 31, 2001 - $47,480; October 31, 2000 - $NIL) of total general and administrative expenses incurred of $252,924 (July 31, 2002 - $223,059; December 31, 2002 - $422,311; October 31, 2001 - $170,949).

Costs of undeveloped land amounting to $539,000 (July 31, 2002 - $650,000; December 31, 2002 - $297,406; October 31, 2001 - $181,280; October 31, 2000 - $NIL) have been excluded from the depletion and depreciation calculation.

Future site restoration costs are estimated in aggregate to be $171,000 (July 31, 2002 - $214,500; December 31, 2002 - $214,500; October 31, 2001 - $214,500; October 31, 2000 - $214,500) of which $13,000 (July 31, 2002 - $21,925; December 31, 2002 - $13,200; October 31, 2001 - $17,624; October 31, 2000 - $4,000) has been charged to earnings in the current period.

6. Credit facilities

	June 30, 2003	December 31, 2002	October 31, 2001
(a) Mortgages at bank prime rate, repaid during the period	$ -	$ -	$ 198,033
Less: Current portion	-	-	8,570
	$ -	$ -	$ 189,463

(b) The Company has available a revolving production loan to a maximum of $650,000, bearing interest at the bank's prime rate plus 1% per annum and secured by a $5,000,000 demand debenture which provides for a fixed and floating charge over all of the Company's present and future assets and assignment of any long-term gas contracts. Under the terms of this agreement, the Company is required to meet certain financial covenants.

7. Income taxes

(a) Significant components of the future income tax liability are as follows:

	June 30, 2003	December 31, 2002	October 31, 2001
Temporary differences related to property and equipment and future site restoration	$ 372,000	$ 55,255	$(459,120)
Share issuance costs	(16,000)	(2,081)	-
Attributed Canadian Royalty income deduction carry-forward	-	(21,174)	(27,489)
Valuation allowance	-	-	486,609
	$ 356,000	$ 32,000	$ -

(b) The provision for income tax expense differs from the result which would be obtained by applying the combined effective Canadian federal and provincial income tax rates of approximately 40.62% (July 31, 2002 - 42.21%; December 31, 2002 - 42.21%, October 31, 2001 and 2000 - 43.45%) to income (loss) before income taxes. The difference results from the following items:

	Six Months Ended		Fourteen Months Ended	Year Ended	
	June 30 2003	July 31, 2002	December 31, 2002	October 31, 2001	2000
Expected current income tax	$ 419,930	$ (4,780)	$ 47,873	$ 228,607	$ 88,355
Increase (decrease) in taxes resulting from:					
Non-deductible crown charges, net of ARTC	143,051	12,640	43,186	56,229	30,860
Resource allowance	(206,397)	(13,899)	(62,429)	(87,136)	(20,717)
Previously unrecognized benefit of non-capital losses and other temporary differences	-	-	(450,401)	(198,434)	(98,498)
Other	3,416	6,039	3,370	734	-
	$ 360,000	$ -	$ (418,401)	$ -	$ -

8. Share capital

(a) Authorized

Unlimited common voting shares

(b) Issued

	June 30, 2003		December 31, 2002		October 31, 2001	
	Number	Stated Value	Number	Stated Value	Number	Stated Value
Common shares						
Balance, beginning of period	14,759,662	$ 6,403,025	8,790,162	$ 4,656,691	8,415,162	$ 4,581,691
Issued for cash	3,043,000	1,065,050	250,000	87,500	-	-
Elimination of deficit through reduction of stated capital (note 8[c])	-	(1,941,281)	-	-	-	-
Flow-through shares issued, net of tax cost of $244,000 (2002 - $452,996; 2001 - $NIL) (note 8[d])	-	(244,000)	5,722,500	1,663,004	375,000	75,000
Repurchased pursuant to Normal Course Issuer Bid (note 8[e])	-	-	(3,000)	(600)	-	-
Share issuance costs, net of future income taxes of $17,000 (2002 - $2,595; 2001 - $NIL)	-	(22,450)	-	(3,570)	-	-
	3,043,000	(1,142,681)	5,969,500	1,746,334	375,000	75,000
Balance, end of period	17,802,662	$ 5,260,344	14,759,662	$ 6,403,025	8,790,162	$ 4,656,691

(c) Pursuant to a shareholder's resolution dated April 30, 2003, the stated capital of the Company was reduced by the December 31, 2002 deficit of $1,941,281.

(d) During the period ended December 31, 2002, the Company completed flow-through common shares issuances totaling 5,722,500 shares for proceeds of $2,116,000.

As at December 31, 2002, expenditures relating to all shares had been renounced but a tax adjustment had been recorded only on $1,001,000 being actual expenditures incurred to December 31, 2002. Of the further $1,115,000 flow-through expenditures to be incurred in 2003, $610,000 was spent prior to June 30, 2003 with $505,000 remaining to be incurred during the remainder of the year.

On September 6, 2001, the Company issued 375,000 flow-through common shares and 300,000 warrants to acquire additional flow-through shares at $0.30 per common share until September 6, 2003. The shares were issued to an officer and director of the Company for total cash proceeds of $75,000. All of the outstanding warrants were exercised subsequent to June 30, 2003.

(e) The Company commenced a Normal Course Issuer Bid on April 18, 2001, allowing it to purchase up to 420,758 common shares for cancellation until April 17, 2002. From the period November 1, 2001 to April 17, 2002, the Company repurchased 3,000 common shares for $600 which has been charged to share capital.

(f) On December 12, 2001, the Company amended its authorized share capital to allow the Company to issue an unlimited number of common shares. Effective April 30, 2003, the Articles of the Company were further amended such that the Company's authorized share capital consists only of an unlimited number of common shares.

(g) Stock Option Plan

Stock options entitling the holder to purchase shares from the Company have been granted to directors, officers and employees of the Company, and to its consultants and service providers. The plan permits the granting of options to purchase up to a maximum of 10% annually of the issued and outstanding common shares of the Company. The vesting period, number of options and exercise price, thereof is set by the Board of Directors of the Company, but shall not be less than the market price of the shares less any applicable discount permitted by the TSX Venture Exchange. The maximum number of common shares issuable to any one individual in a year may not exceed 5% of the issued and outstanding common shares of the Company.

A summary of the Company's stock option plan as of June 30, 2003, December 31, 2002 and October 31, 2001 and changes during the periods then ended is set forth below:

	June 30, 2003		December 31, 2002		October 31, 2001	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	834,000	$ 0.29	300,000	$ 0.25	-	$ -
Granted	268,333	0.40	534,000	0.31	300,000	0.25
Outstanding, end of period	1,102,333	$ 0.32	834,000	$ 0.29	300,000	$ 0.25
Exercisable, end of period	408,333	$ 0.29	200,000	$ 0.25	100,000	$ 0.25

The following table summarizes the stock options outstanding at June 30, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Options	Weighted Average Exercise Price
$ 0.25	500,000	$ 0.25	3.4 years	266,667	$ 0.25
$0.35 - $0.40	602,333	0.37	4.4 years	141,666	0.36
Total	1,102,333	$ 0.32		408,333	$ 0.29

(h) On a pro forma basis, had the Company adopted the fair value method of accounting for stock based compensation, the compensation cost, net income and net income per share would have been as follows:

	Six Months Ended June 30, 2003	Six Months Ended July 31, 2002	Fourteen Months Ended December 31, 2002
Stock based compensation costs	$ 25,300	$ 8,200	$ 24,800
Net income (loss)			
As reported	673,802	(11,326)	531,817
Pro forma	648,502	(19,526)	507,017
Net income per share			
Basic and diluted			
As reported	0.04	0.00	0.05
Pro forma	0.04	0.00	0.04

The pro forma amounts shown above do not include the compensation costs associated with stock options granted prior to January 1, 2002. The total fair value of stock options issued during the six months ended June 30, 2003, calculated at the date of grant, was estimated to be $92,700 (December 31, 2002 - $120,000; July 31, 2002 - $117,000) using the Black-Scholes options pricing model with the following weighted average assumptions:

	Six Months Ended June 30, 2003	Six Months Ended July 31, 2002	Period Ended December 31, 2002
Weighted average fair value of options granted ($/option)	0.35	0.22	0.22
Risk-free interest rate (%)	4.5	4.0	4.0
Expected life (years)	5.0	5.0	5.0
Expected volatility (%)	88.0	88.0	88.0
Expected dividend yield (%)	NIL	NIL	NIL

(i) Net income per share

Net income per share has been calculated using the basic and diluted weighted average number of common shares outstanding during the period of 16,801,270 shares (July 31, 2002 - 11,791,598; December 31, 2002 - 11,662,265; October 31, 2001 - 8,486,097; October 31, 2000 - 8,415,162). The exercise of all stock options and warrants would not be materially dilutive.

9. Risk management

The nature of the Company's operations result in exposure to fluctuations in commodity prices. The Company may from time to time manage its exposure to this risk through the use of physical commodity contracts. The contracts have firm physical delivery obligations and are, therefore, considered forward commitment contracts not financial instruments.

The Company has entered into an agreement to deliver 500 GJ/d of gas production for the period from April 1, 2003 to October 31, 2003 at a price range of $6.50/GJ to $7.34/GJ.

10. Financial instruments

The Company had determined that the fair value of the financial instruments consisting of current assets and current liabilities are not materially different from the carrying value of such instruments reported on the balance sheet. A substantial portion of the Company's accounts receivable are with commodity marketers and joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risk.

11. Subsequent events

(a) Effective July 7, 2003, the Company increased its credit line as disclosed in note 6(b) from $650,000 to $1,200,000.

(b) On May 28, 2003, the Company entered into an amalgamation agreement with Skookum Mining Limited ("Skookum"), a capital pool corporation under the rules of the TSX Venture Exchange. Pursuant to the terms of the agreement, the Company has acquired all of Skookum's outstanding shares in exchange for 632,009 shares of the Company. The acquisition will be recorded as a non-arm's length transaction, as the Company and Skookum share common shareholders and directors, with the Company as the continuing entity. The aggregate purchase price will be determined based on the fair value, which is equal to the carrying value, of Skookum's net assets. The transaction closed July 15, 2003 and received regulatory approval August 8, 2003.

(c)

Effective November 7, 2003, the Company entered into an amalgamation agreement with Berens Energy Ltd. ("Berens") whereby all of the outstanding shares of the Company will be acquired by Berens.

Under the proposed agreement, each shareholder of the Company is entitled to receive 0.51 of a Berens' common share in exchange for every one common share of the Company. The amalgamation will be recorded using the purchase method of accounting with Berens as the acquirer. Completion of the amalgamation is subject to shareholder and regulatory approval and is contingent upon the successful closing of a plan of arrangement whereby Berens will acquire Resolution Resources Ltd.

APPENDIX H

PRO-FORMA FINANCIAL STATEMENTS

Berens Energy Ltd.
Pro-Forma Balance Sheet – Berens with Resolution
(Unaudited)

	Berens June 30, 2003	Resolution June 30, 2003	Pro-forma Adjustments	Notes	Pro-forma June 30, 2003
ASSETS					
Current					
Cash and cash equivalents	$8,047,013	$2,998,943	(998,400)	2(a)	$5,222,015
			375,000	2(b)	
			6,400,000	2(c)	
			(11,600,541)	2(d)	
Interest and other receivables	45,087	805,890			850,977
Prepaid expenses and other assets	6,143	59,727			65,870
	8,098,243	3,864,560			6,138,862
Capital assets	45,172	9,489,689	19,503,587	2(d)	29,038,448
Goodwill	-	-	2,098,074	2(d)	2,098,074
	$8,143,415	$13,354,249			$37,275,384
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current					
Accounts payable and accrued charges	$1,846	$2,504,011	600,000	2(d)	$3,105,857
Provision for future site restoration and abandonment costs	-	101,171			101,171
	1,846	2,605,182			3,207,028
Future income taxes	-	992,494	2,098,074	2(d)	3,090,568
Shareholders' equity					
Capital stock	19,724,262	11,501,573	375,000	2(b)	43,558,881
			6,400,000	2(c)	
			17,059,619	2(d)	
			(11,501,573)	2(d)	
Deficit	(11,582,693)	(1,745,000)	(998,400)	2(a)	(12,581,093)
			1,745,000	2(d)	
	8,141,569	9,756,573			30,977,788
	$8,143,415	$13,354,249			$37,275,384

See accompanying notes to unaudited pro-forma financial statements.

Berens Energy Ltd.
Pro-Forma Balance Sheet – Berens/Resolution with Matrix
(Unaudited)

	Berens/ Resolution Pro-forma June 30, 2003	Matrix June 30, 2003	Pro-forma Adjustments	Notes	Pro-forma June 30, 2003
ASSETS					
Current					
Cash and cash equivalents	$5,222,015	$2,596,635	352,907	3(a)	8,482,760
			221,203	3(b)	
			90,000	3(c)	
Interest and other receivables	850,977	311,951			1,162,928
Prepaid expenses and other assets	65,870	-			65,870
	6,138,862	2,908,586			9,711,558
Investments	-	258,112			258,112
Capital assets	29,038,448	4,412,443	6,008,154	3(e)	39,459,045
Goodwill	2,098,074	-	2,265,080	3(e)	4,363,154
	$37,275,384	$7,579,141			53,791,869
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current					
Accounts payable and accrued charges	$3,105,857	$953,249	365,000	3(d)	4,544,106
			120,000	3(e)	
Income taxes payable	-	263,000			263,000
	3,105,857	1,216,249			4,807,106
Provision for future site restoration and abandonment costs	101,171	72,746			173,917
Future income taxes	3,090,568	356,000	30,600	3(c)	5,361,658
			(131,400)	3(d)	
			2,015,890	3(e)	
Shareholders' equity					
Capital stock	43,558,881	5,260,344	352,907	3(a)	56,263,881
			221,203	3(b)	
			59,400	3(c)	
			12,705,000	3(e)	
			(5,893,854)	3(e)	
Retained earnings (deficit)	(12,581,093)	673,802	(233,600)	3(d)	(12,814,693)
			(673,802)	3(e)	
	30,977,788	5,934,146			43,449,188
	$37,275,384	$7,579,141			53,791,869

See accompanying notes to unaudited pro-forma financial statements.

Berens Energy Ltd.
Pro-Forma Statement of Operations – Berens with Resolution
For the Six Months Ended December 31, 2002
(Unaudited)

	Six Months Ended December 31, 2002 $		Pro-Forma Adjustments $	Notes	Pro-Forma $
	Berens (note 2)	**Resolution**			
Revenue					
Oil and gas sales, net of royalties	-	1,113,762			1,113,762
Other income	-	127,266			127,266
	-	1,241,028			1,241,028
Expenses					
Depletion and depreciation	-	653,147	293,733	2(e)	946,880
General and administrative	-	351,491			351,491
Production	-	369,511			369,511
	-	1,374,149			1,667,882
Loss Before Income Taxes	-	(133,121)			(426,854)
Provision for (Recovery of) Income Taxes					
Current	-	-			-
Future	-	(71,342)	(123,634)	2(e)	(194,976)
Net Loss	-	(61,779)	(170,099)		(231,878)
Loss per share (note 2(f))					$(0.01)

See accompanying notes to unaudited pro-forma financial statements.

Berens Energy Ltd.
Pro-Forma Statement of Operations – Berens/Resolution with Matrix
For the Six Months Ended December 31, 2002
(Unaudited)

	Six Months Ended December 31, 2002 $		Pro-Forma Adjustments $	Notes	Pro-Forma $
	Berens/ Resolution	**Matrix**			
Revenue					
Oil and gas sales, net of royalties	1,113,762	639,264			1,753,026
Other income	127,266	19,338			146,604
	1,241,028	658,602			1,899,630
Expenses					
Depletion and depreciation	946,880	204,644	67,564	3(f)	1,219,088
General and administrative	351,491	150,272			501,763
Loss on investment	-	41,140			41,140
Production	369,511	141,794			511,305
	1,667,882	537,850			2,273,296
Loss Before Income Taxes	(426,854)	120,752			(373,666)
Provision for (Recovery of) Income Taxes					
Current	-	-			-
Future	(194,976)	(418,401)	(24,323)	3(f)	(637,700)
Net Income (Loss)	(231,878)	539,153			264,034
Loss per share (note 3(g))					$0.01

See accompanying notes to unaudited pro-forma financial statements.

Berens Energy Ltd.
Pro-Forma Statement of Operations – Berens with Resolution
For the Six Months Ended June 30, 2003
(Unaudited)

	Six Months Ended June 30, 2003 $		Pro-Forma Adjustments $	Notes	Pro-Forma $
	Berens (note 2)	**Resolution**			
Revenue					
Oil and gas sales, net of royalties	-	2,418,006			2,418,006
Other income	-	138,018			138,018
	-	2,556,024			2,556,024
Expenses					
Depletion and depreciation	-	977,585	480,302	2(e)	1,457,887
General and administrative	-	375,987			375,987
Production	-	579,350			579,350
	-	1,932,922			2,413,224
Income Before Income Taxes	-	623,102			142,800
Provision for Income Taxes					
Current	-	-			-
Future	-	250,355	(192,980)	2(e)	57,375
Net Income	-	372,747	(287,322)		85,425
Net Income per share (note 2(f))					$0.00

See accompanying notes to unaudited pro-forma financial statements.

Berens Energy Ltd.
Pro-Forma Statement of Operations – Berens/Resolution with Matrix
For the Six Months Ended June 30, 2003
(Unaudited)

	Six Months Ended June 30, 2003 $		Pro-Forma Adjustments $	Notes	Pro-Forma $
	Berens/ Resolution	Matrix			
Revenue					
Oil and gas sales, net of royalties	2,418,006	2,222,250			4,640,256
Other income	138,018	32,345			170,363
	2,556,024	2,254,595			4,810,619
Expenses					
Depletion and depreciation	1,457,887	537,000	822,247	3(f)	2,817,134
General and administrative	375,987	215,659			591,646
Production	579,350	468,134			1,047,484
	2,413,224	1,220,793			4,456,264
Income Before Income Taxes	142,800	1,033,802			354,355
Provision for Income Taxes					
Current	-	263,000			263,000
Future	57,375	97,000	(296,009)	3(f)	(141,634)
	57,375	360,000			121,366
Net Income	85,425	673,802			232,989
Net Income per share (note 3(g))					$0.01

See accompanying notes to unaudited pro-forma financial statements.

Berens Energy Ltd.

Notes to Pro-Forma Financial Statements
(Unaudited)

1. Basis of Presentation

These unaudited pro-forma financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for inclusion in the management proxy circular of Matrix Petroleum Inc. ("Matrix") dated November 12, 2003, relating to the amalgamation (the "Amalgamation") of Matrix and 1075129 Alberta Ltd. (a wholly-owned subsidiary of Berens Energy Ltd. ("Berens")). These unaudited pro-forma financial statements are based on the historical financial statements of Berens, Resolution Resources Ltd. ("Resolution") and Matrix, together with other information available to Berens management.

The unaudited pro-forma financial statements have been prepared to give effect to: (i) the plan of arrangement (the "Plan of Arrangement") with Resolution whereby Berens will acquire Resolution for $0.84 comprised of a cash payment of $0.34 and 0.465 of a Berens common share for each issued and outstanding common share of Resolution; and (ii) the Amalgamation whereby Berens will issue 0.51 of a Berens common share (10,116,872 Berens common shares) for each common share of Matrix issued and outstanding. The Amalgamation is contingent on the prior closing of the Plan of Arrangement described in the information circular and proxy statement of Resolution dated October 20, 2003. The financial statements illustrate pro-forma adjustments for Berens and Resolution as an initial step. The pro-forma statements of Berens and Resolution are then adjusted to reflect on a pro-forma basis the Amalgamation.

The Plan of Arrangement and Amalgamation have been accounted for under the purchase method of accounting. These pro-forma financial statements should be read in conjunction with the June 30, 2003 unaudited financial statements of Berens, Resolution and Matrix.

These pro-forma financial statements are not necessarily indicative of the results that actually would have occurred if the events reflected herein had been in effect on the dates indicated, or of the results which may be obtained in the future.

2. Pro-Forma Adjustments and Assumptions – Berens with Resolution

The pro-forma balance sheet gives effect to the Plan of Arrangement and the Amalgamation as if they had occurred as at June 30, 2003 and the pro-forma statements of operations for the six month periods ended December 31, 2002 and June 30, 2003 give effect to the Plan of Arrangement and Amalgamation as if they occurred on July 1, 2002 and on January 1, 2003 respectively. The pro-forma statements of operations for 2002 has only been prepared for a six month period because (i) Berens was established in March 2002 for the sole purpose of developing certain battery technology which was disposed of on May 15, 2003 and had no other business operations during 2002 and, (ii) Resolution had minimal production activity during the period from January 1, 2002 to June 30, 2002.

Pro-forma statements of operations for Berens reflecting the disposition of the battery development activity would show no activity and would not provide any meaningful information incrementally to the historical statements of Resolution. Pro-forma statements of operations are represented by Resolution's results for the six month period ended December 31, 2002 and the six month period ended June 30, 2003, Resolution changed its year end in 2002 from June 30 to December 31. Prior to July 1, 2002, Resolution had little or no oil and gas production, averaging less than 20 barrels of oil equivalent per day in the 12 months ended June 30, 2002. Resolution did not achieve any meaningful oil and gas production and reserve additions prior to July 1, 2002.

Accounting policies used in the preparation of these pro-forma financial statements are in accordance with those disclosed in Berens' and Resolution's audited financial statements for the year ended December 31, 2002 and these pro-forma financial statements should be read in conjunction with those audited financial statements.

These pro-forma financial statements give effect to the following transactions, assumptions and adjustments:

(a) Cash payment for termination of Resolution options
Under the terms of the Plan of Arrangement it is assumed that Resolution option holders will elect to have their options terminated prior to the closing of the Plan of Arrangement for a cash payment of $998,400. This payment has been reflected as a reduction in cash and an increase in the deficit.

(b) Issue of Warrants by Resolution
1,500,000 Resolution warrants exercisable at a price of $0.25 expired on October 26, 2003. It is assumed that all warrants will be exercised for a total cash payment to Resolution of $375,000.

(c) Equity Financing by Berens
Berens issued 6,400,000 common shares at $1.00 per share on November 7, 2003 for total proceeds of $6,400,000. There are no fees associated with this financing.

(d) Acquisition of Resolution
The total cost of acquiring Resolution is $29,260,160. The purchase price reflects the cost of acquiring 34,119,239 common shares of Resolution at $0.84 per share plus the estimated transaction costs of $600,000 for a total of $29,260,160. The purchase price is comprised of a cash payment of $0.34 ($11,600,541) and 0.465 of a Berens common share for each common share of Resolution outstanding (15,865,446 Berens common shares) valued at $17,059,619 and $600,000 in estimated transactions costs included in accounts payable. The acquisition of Resolution using the purchase method of accounting and a preliminary allocation of the purchase price to the fair value of the assets and liabilities acquired for the purpose of preparing the pro-forma balance sheet is as follows:

	$
Cash and short-term deposits	2,998,943
Accounts receivable	805,890
Prepaid expenses	59,727
Oil and natural gas properties	28,993,276
Goodwill	2,098,074
Total assets	34,955,910
Accounts payable and accrued liabilities	(2,504,011)
Provision for future site restoration	(101,171)
Future income taxes	(3,090,568)
Net cost	29,260,160

The adjustments to the Berens financial statements to reflect the above purchase allocation are as follows:

Oil and natural gas properties	19,503,587
Goodwill on acquisition	2,098,074
Future income taxes – net addition related to the acquisition	(2,098,074)
Elimination of Resolution share capital	11,501,573
Elimination of Resolution deficit	(1,745,000)
Net cost	29,260,160

(e) Depletion and depreciation
As a result of the increase in amounts added to the oil and gas properties the provision for depletion and depreciation has been increased on a per barrel of production basis by an additional $6.10 for the six month period ended December 31, 2002 ($293,733 and the related income tax reduction of $123,634) and an additional $6.48 per barrel for the six month period ended June 30, 2003 ($480,302 and related income tax reduction of $192,980).

(f) Income (loss) per share
The pro-forma income (loss) per share is based on the number of Berens common shares outstanding at June 30, 2003 (11,399,000 Berens common shares) adjusted to account for the equity financing in (c) above of 6,400,000 Berens common shares and the 15,865,446 Berens common shares issued on the acquisition of Resolution in (d) above for a total number of Berens common shares outstanding of 33,664,446.

3. **Pro-Forma Adjustments and Assumptions – Berens/Resolution with Matrix**

The pro-forma balance sheet gives effect to the proposed transactions as if they had occurred as at June 30, 2003 and the pro-forma statements of operations for the six month periods ended December 31, 2002 and June 30, 2003 give effect to the proposed transactions as if they occurred on July 1, 2002 and on January 1, 2003 respectively. The pro-forma statement of operations for 2002 has been prepared for a six month period to match time frames with the Berens/Resolution pro-forma period. In addition Matrix did not achieve any meaningful oil and gas production for the period prior to July 2002.

Accounting policies used in the preparation of these pro-forma financial statements are in accordance with those disclosed in Berens', Resolution's and Matrix's audited financial statements for the year ended December 31, 2002 and these pro-forma financial statements should be read in conjunction with those audited financial statements.

These pro-forma financial statements give effect to the following transactions, assumptions and adjustments:

(a) Exercise of stock options
Matrix option holders intend to exercise their stock options prior to the Amalgamation at an average exercise price of $0.32 per common share for total cash proceeds to Matrix of $352,907 resulting in an increase in cash and the issue of 1,102,333 common shares in the capital of Matrix credited to share capital.

(b) Issue of common shares for purchase of Skookum Mining Limited
Matrix issued 632,009 common shares at a deemed price of $0.35 in July 2003 in consideration for the purchase of Skookum Mining Limited ("Skookum"). The purchase amount of $221,203 has been allocated to cash as Skookum's only asset was a cash balance.

(c) Warrant exercise
In September 2003 warrants of Matrix were exercised for 300,000 flow through common shares at a price of $0.30 or $90,000 in total. The proceeds are allocated to share capital for $59,400 and to future taxes $30,600.

(d) Severance payments
On the effective date of the Amalgamation severance obligations are due to Matrix officers and employees in the amount of $365,000. This payment is recorded as an account payable of $365,000, an increase in the deficit of $233,600 and a reduction of future taxes of $131,400.

(e) Acquisition of Matrix
Under the proposed Amalgamation, Berens is to issue 0.51 of a Berens common share (10,116,872 Berens common shares) for each issued and outstanding common share of Matrix (19,837,004 Matrix common shares which included the common shares of Matrix issued on 3(a), (b) and (c) above). Based on Berens' preliminary estimate of the fair value of the Matrix assets less liabilities to be acquired in connection with the Amalgamation, the cost of acquiring all of the common shares of Matrix has been set at $12,705,000 or $1.26 per Berens common share, plus $120,000 in estimated transaction costs (included in accounts payable) for a total cost of $12,825,000. The acquisition of Matrix using the purchase method of accounting and a preliminary allocation of the purchase price to the fair value of the assets and liabilities acquired for the purpose of preparing the Berens/Resolution pro-forma balance sheet is as follows:

	$
Cash and short-term deposits	3,260,745
Accounts receivable	311,951
Investments	258,112
Oil and natural gas properties	10,420,597
Goodwill	2,265,080
Total assets	16,516,485
Accounts payable and accrued liabilities	(953,249)
Income taxes payable	(263,000)

Provision for future site restoration	(72,746)
Future income taxes	(2,402,490)
Net cost	12,825,000

The adjustments to the Berens financial statements to reflect the above purchase allocation are as follows:

Oil and natural gas properties	6,008,154
Goodwill on acquisition	2,265,080
Future income taxes – net addition related to the acquisition	(2,015,890)
Elimination of Matrix share capital	5,893,854
Elimination of Matrix retained earnings	673,802
Net cost	12,825,000

(f) Depletion and depreciation

As a result of the increase in amounts added to the oil and gas properties the provision for depletion and depreciation has been increased on a per barrel of production basis by $1.07 for the six month period ended December 31, 2002 ($67,564 and the related income tax effect of $24,323) and increased $5.65 per barrel for the six month period ended June 30, 2003 ($822,247 and related income tax effect of $296,009).

(g) Income (loss) per share

The pro-forma income (loss) per share is based on the pro-forma number of Berens common shares outstanding at June 30, 2003 (11,399,000 Berens common shares) adjusted to reflect the equity financing in 2(c) above of 6,400,000 Berens common shares; the 15,865,446 Berens common shares issued on the acquisition of Resolution in 2(d) above; and the 10,116,872 Berens common shares issued on the acquisition of Matrix in 3(d) above for a total number of Berens common shares outstanding of 43,781,318.

APPENDIX I

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA):

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5)

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On:

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

MATRIX PETROLEUM INC.

Instrument of Proxy
For the Special Meeting of Shareholders
To be Held on December 12, 2003

The undersigned shareholder of Matrix Petroleum Inc. (the "Company") hereby appoints Wesley G. Heatherington, President and Chief Executive Officer of the Company, of the City of Calgary, in the Province of Alberta or, failing him, Glenn D. Hockley, a Director of the Company, of the City of Calgary, in the Province of Alberta or, instead of either of the foregoing, ______________________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the special meeting of the shareholders of the Company (the "Meeting") to be held on December 12, 2003 at 10:00 a.m. at the offices of Burnet, Duckworth & Palmer LLP located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.

Capitalized terms used in this Instrument of Proxy and not defined herein shall have the meanings given to them in the Management Proxy Circular of the Company dated November 12, 2003 (the "Information Circular").

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner (check (√) the appropriate box):

1. **FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR)** a special resolution, the full text of which is set forth in the Information Circular, approving the Amalgamation Agreement and the Amalgamation involving the Company, Berens Energy Ltd. and its wholly-owned subsidiary, 1075129 Alberta Ltd., all as more particularly set forth in the Information Circular and in the Amalgamation Agreement attached at Appendix "A" to the Information Circular; and

2. at the discretion of the said proxyholders, upon any permitted amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY. WHERE THE SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, THE SHARES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED IN FAVOUR OF THE ABOVE MATTERS.

EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER, OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND TO ACT FOR HIM AND ON HIS BEHALF AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

Dated this ______ day of ________________, 2003.

____
(signature of shareholder)

____
(name of shareholder – please print)

(*see over for notes*)

NOTES:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If the instrument of proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Company's Secretary, c/o Computershare Trust Company of Canada, Proxy Deparment, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. The Depositary (see below for address and telephone number) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

To accompany certificates for
Common Shares
of

MATRIX PETROLEUM INC.

This Letter of Transmittal, properly completed, signed and delivered in accordance with the instructions set out below, together with all other required documents, must accompany certificates for common shares (the "Matrix Shares") of Matrix Petroleum Inc. ("Matrix") in order to be exchanged for common shares ("Berens Shares") of Berens Energy Ltd. ("Berens") in connection with the proposed amalgamation (the "Amalgamation") under the *Business Corporations Act* (Alberta) involving Berens, 1075129 Alberta Ltd. ("Subco"), Matrix and holders of Matrix Shares ("Matrix Shareholders") to be considered at a special meeting of Matrix Shareholders to be held on December 12, 2003.

Pursuant to the Amalgamation, Matrix Shareholders will receive 0.51 of a Berens Shares for each issued and outstanding Matrix Share held by such Matrix Shareholder. No fractional Berens Shares shall be issued to holders of Matrix Shares and in lieu of any fractional entitlement, the number of Berens Shares to be issued to each former holder of Matrix Shares shall be rounded up to the next greater whole number of Berens Shares if the fractional entitlement is equal to or greater than 0.5, and shall be rounded down to the next lesser whole number of Berens Shares if the fractional entitlement is less than 0.5 (subject to only one (1) rounding per holder of Matrix Shares).

Capitalized terms used but not defined herein which are defined in the Management Proxy Circular of Matrix dated November 12, 2003 (the "Information Circular") have the meanings set out in the Information Circular.

TO: **BERENS ENERGY LTD.**
AND TO: **VALIANT TRUST COMPANY, as Depositary**

DESCRIPTION OF MATRIX SHARES TRANSMITTED (if insufficient space, attach a list in the form below)		
*Number of Matrix Shares Deposited	Certificate No(s).	Name in which Registered

Unless otherwise indicated, the total number of Matrix Shares evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 5.

The undersigned registered holder(s) of Matrix Shares hereby represents and warrants that the undersigned has good and sufficient authority to deposit, sell and transfer the Matrix Shares represented by the enclosed certificate(s) (the "Deposited Shares") and that such Deposited Shares are free from all liens, charges, encumbrances, claims and adverse interests. The certificate(s) described above are enclosed and the undersigned irrevocably deposits the Deposited Shares in exchange for Berens Shares to which the undersigned is entitled pursuant to the Amalgamation. The undersigned transmits the certificate(s) described above representing Deposited Shares to be dealt with in accordance with this Letter of Transmittal. It is understood that upon: (a) receipt of this Letter of Transmittal and the certificate(s) described above; and (b) completion of the Amalgamation, the Depositary will, as soon as practicable, cancel the certificate(s) described above and send to the undersigned certificate(s) for the number of Berens Shares to which the undersigned is entitled pursuant to the Amalgamation.

Unless otherwise indicated in this Letter of Transmittal under "Special Registration Instructions", the undersigned requests that the Depositary issue the certificate(s) for Berens Shares in the name(s) of the undersigned. Similarly, unless otherwise indicated under "Special Delivery Instructions", the undersigned requests that the Depositary mail the certificate(s) for Berens Shares by first class mail to the undersigned at the address specified herein. If no address is specified, the undersigned acknowledges that the Depositary will forward the certificate(s) to the address of the undersigned as shown on the share register maintained by the transfer agent for Matrix.

In the event that the Amalgamation does not proceed for any reason, the certificate(s) representing Deposited Shares that accompany this Letter of Transmittal will be returned to the undersigned at the address specified herein.

SPECIAL REGISTRATION INSTRUCTIONS

To be completed ONLY if the certificate(s) for Berens Shares are to be issued in the name of someone other than the person(s) indicated below under "Shareholder Signature(s)". See Instruction 2 below. If this box is completed, the signature must be guaranteed. See Instruction 3 below.

Issue certificate(s) to:

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

____
(Telephone – Business Hours)

____
(Social Insurance or Tax Identification Number)

SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the certificates for Berens Shares are to be sent to someone other than the person(s) indicated below under "Shareholder Signatures" or to such persons at an address other than that appearing above or are to be held by the Depositary for pick-up by such persons or any person designated by them in writing. See Instruction 5 below. If this box is completed, the signature must be guaranteed. See Instruction 3 below.

Mail certificate(s) to:

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

____
(Telephone – Business Hours)

☐ Hold certificate(s) for pick-up at the office of the Depositary at which this Letter of Transmittal is deposited.

INSTRUCTIONS - SHAREHOLDER SIGNATURE(S)

This box must be signed by the undersigned exactly as the name(s) appear(s) on the Matrix Share certificate(s) or by transferee(s) of original registered holder(s) authorized to become new registered holder(s) by certificates and documents transmitted with this Letter of Transmittal. See Instruction 2 below. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, please provide the information described in Instruction 4.

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

____
(Telephone – Business Hours)

____
(Social Insurance or Tax Identification Number)

Dated:______________________________

SIGNATURE OF SHAREHOLDER(S)

____

____

GUARANTEE OF SIGNATURE(S)

____

Authorized Signature on behalf of an Eligible Institution.
See Instruction 2 below.

INSTRUCTIONS

1. **Use of Letter of Transmittal**

(a) This Letter of Transmittal, or a manually executed facsimile copy thereof, properly completed and duly executed as required by the instructions set forth below, together with accompanying certificates representing the Deposited Shares and all other documents required by this Letter of Transmittal, must be received by the Depositary at the office specified below.

(b) The method of delivery of this Letter of Transmittal, certificates representing Deposited Shares and all other required documents is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents are actually received. Berens recommends that such documents be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, Berens recommends that registered mail with return receipt be used and that proper insurance be obtained. Matrix Shareholders whose Matrix Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Matrix Shares.

2. **Signatures**

This Letter of Transmittal must be completed and signed by the holder of Matrix Shares or by such holder's duly authorized representative (in accordance with Instruction 4).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares or if certificate(s) for Berens Shares are to be issued to a person other than the registered holder(s): (i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and (ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 3 below.

3. **Guarantee of Signatures**

If: (a) this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, (b) the Berens Shares are to be sent to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of the transfer agent of Matrix, or (c) if Deposited Shares are to be returned to a person other than such registered owner(s), or sent to an address other than the address of the registered owner(s) as shown on the registers of the transfer agent of Matrix, such signature must be guaranteed by a Canadian Schedule No. 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States (each, an "Eligible Institution"), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

4. **Fiduciaries, Representatives and Authorizations**

Where this Letter of Transmittal or any certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either Berens or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5. **Miscellaneous**

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included in a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Shares are registered in different forms (e.g. "Joe Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted.

(d) Additional copies of the Information Circular and the Letter of Transmittal may be obtained from the Depositary at the address listed below.

6. **Lost Certificates**

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements that will include a statutory declaration and indemnity. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number so that you may be contacted in respect to the foregoing.

Office of the Depositary, Valiant Trust Company

By Mail, Hand and Courier

510, 550 – 6th Avenue S.W.
Calgary, AB
T2P 0S2

Telephone: (403) 233-2801
Facsimile: (403) 233-2857
Email: Valiant@telusplanet.net

Any questions and requests for assistance may be directed by Matrix Shareholders to the Depositary at its telephone number and location set out above.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Press Release dated November 10, 2003

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Berens Energy Ltd. concurrently with the filing of this Form CB.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of

Berens Energy Ltd.

By: Dell Chapman
Name: DELL CHAPMAN
Title: V.P. FINANCE & C.F.O.

Date: Nov 14, 2003

EXHIBITS

EXHIBIT 1

Berens Energy Ltd. – Matrix Petroleum Inc.

Joint News Release – For Immediate Release

Berens Energy Ltd. and Matrix Petroleum Inc. enter into Amalgamation Agreement

Calgary, November 10, 2003 – Berens Energy Ltd. ("Berens") and Matrix Petroleum Inc. ("Matrix") (TSXV: MXI) are pleased to announce that they have entered into an agreement pursuant to which, subject to satisfaction of certain conditions, Berens will acquire all the issued and outstanding common shares of Matrix (the "Transaction"). Under the terms of the Transaction, Matrix shareholders will receive 0.51 of a Berens common share, for each common share of Matrix. Berens will create a wholly-owned subsidiary of Berens which will amalgamate with Matrix, and former shareholders of Matrix will receive the Berens Shares, pro rata to their respective shareholdings in Matrix. Upon completion of the Transaction and the previously announced proposed Plan of Arrangement with Resolution Resources Ltd. ("Resolution"), the combined company will have approximately 43,500,000 common shares outstanding. The Amalgamation Agreement contains non-solicitation provisions and, under certain circumstances, a mutual termination fee. Berens also has the right to match any superior proposal.

Berens and Matrix are arm's length parties and the Transaction has the unanimous support of the respective directors of Berens and Matrix.

Securityholders of Matrix will be asked to consider the Transaction at a special meeting expected to be held on or about December 12, 2003. Matrix expects to mail an Information Circular to its securityholders on or about November 14, 2003. The Transaction will require the approval of 66⅔% of the votes cast by Matrix securityholders and will be subject to all requisite regulatory approvals and other customary conditions, including approval of the TSX Venture Exchange. Closing is expected to occur shortly after that meeting. Shareholders of Matrix (including management and directors) holding approximately 45% of the outstanding securities of Matrix have agreed to vote in favour of the Transaction.

Matrix has exhibited continued growth since the inception of a new management team at the end of 2001. The company began with 70 boed and has grown to over 900 boed current production. The proposed Transaction with Berens is expected to provide for continued growth into the future with a company with experienced leadership, a large inventory of lands at its disposal for the creation of new prospects, and a sound balance sheet.

Berens is a private company which commenced operations in May 2003 after its shareholders approved a reorganization of the company which had previously been involved in a technology venture. On October 1, 2003 Berens jointly announced with Resolution that they had entered into an arrangement agreement pursuant to which Berens and Resolution would combine their respective business and assets and continue as Berens Energy Ltd., a public oil and natural gas exploration and production company under the leadership of the current Berens management team. The proposed business combination of Berens and Resolution is scheduled to close on or about November 20, 2003. The closing of the Berens – Resolution transaction is a condition to Berens' acquisition of Matrix.

Berens currently has approximately 11.4 million common shares outstanding and, on closing of the proposed arrangement with Resolution, and a previously announced equity financing, will have approximately 33.7 million shares outstanding, no debt and approximately $2.0 million in cash. Assuming the successful acquisition of Matrix, Berens will have approximately 43.5 million shares outstanding, no debt and approximately $5.0 million in cash to provide additional capital for growth.

On a pro forma basis, assuming the successful completion of each of the Resolution and Matrix acquisitions, the combined company will have a production base of approximately 1,800 boe/d comprised of 83% natural gas and 17% oil and natural gas liquids. It should be noted that approximately 600 boe/d of the newly acquired Matrix production is in competitive drainage with an offsetting producing well. Therefore the production rate will be maximized in the near term, generating significant cash flow but resulting in a short reserve life for this well. The Matrix assets are primarily located in East Central Alberta with over 95% of their production being natural gas. In excess of 70% of Matrix's production is in the Sedalia/Esther/Provost area and synergistic to the Resolution assets in the Sedalia/Lanfine area. The remaining Matrix assets (with less than 30% of the production) are located nearby in the areas of Michichi, Huxley, Viking-Kinsella and Greentstreet. The Matrix acquisition is consistent with the Berens strategy to continue to expand its position in its core Sedalia/Lanfine area anticipated to be acquired through the Resolution transaction as well as build its growth opportunities into central Alberta. The combined company will also hold approximately 65,000 net acres of undeveloped land as well as access through farmin to an additional 25,000 gross acres with an inventory of natural gas prospects focused in east central and central Alberta. On a pro forma basis combined loss carry forwards and tax pools will be approximately $24.0 million.

The current management team of Berens, led by R. D. (Bob) Steele, CEO, Dan Botterill, President and COO, and Dell Chapman, VP, Finance and CFO, will assume their respective positions with the combined company. The board of directors of Berens will be comprised of Messrs. Robert Steele, Paul McGarvey, Philip Swift and James Conroy, all of whom are current directors of Berens, and Ray Antony, currently the President and a director of Resolution. One further individual will be added to the board of directors of Berens, as mutually agreed upon by Berens and Matrix.

Bob Steele has been the CEO and a director of Berens since its inception in March 2002 when it was named Plurion Systems Limited. Prior thereto, Mr. Steele was one of the founders, the President and CEO of Stellarton Energy Corporation. Stellarton became a public company in 1996 with an initial $1.00 per share stock offering and sold for a total of $7.00 per share in two transactions in late 1999 and early 2001. Mr. Steele has over 30 years of successful experience in exploration, production and oil field service. Mr. Steele brings experience in starting up and building companies, and in dealing with the financial community and public markets.

Dan Botterill joined Berens on July 2, 2003 and was formerly Senior Vice President of Samson Canada Ltd., a private oil and gas company. During his term, Samson Canada grew through profitable development, exploration and acquisitions from 7,000 to 20,000 boe/d. Mr. Botterill has over 25 years of successful experience in oil and gas acquisitions, production and exploration.

Dell Chapman has been the Vice President, Finance and CFO of Berens since June 2003. Mr. Chapman was the Vice President, Finance and CFO of Stellarton from 1997 to 2001. Stellarton grew from a startup with no production in 1995 to 6,500 boe/d (at 6:1) when it was sold.

Paul McGarvey is an independent Calgary based businessman who has been on the Berens board of directors since March 2002. Philip Swift is a founding partner and Co-Chairman of ARC Financial Limited and has been on the Berens board since May 2002. James Conroy is the managing partner of Conroy Ross Partners Limited, a Calgary based executive search firm and has been on the Berens board since July 2003. Ray Antony, President of Resolution will join the Berens board at the closing of the Berens-Resolution transaction.

For further information, please contact:

Berens Energy Ltd.
4305, 400 – 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

R. D. (Bob) Steele, CEO
Telephone: (403) 265-5588 Ext. 24

Dell Chapman, VP Finance and CFO
Telephone: (403) 265-5588 Ext. 27
Facsimile: (403) 265-5587

Matrix Petroleum Inc.
1630, 777 – 8th Avenue S.W.
Calgary, Alberta T2P 3R5

Wesley Heatherington, President and CEO
Telephone: (403) 266-3399
Facsimile: (403) 262-5353

Completion of the Transaction is subject to a number of conditions, including, but not limited to, shareholder approval and TSX Venture Exchange acceptance. The Transaction cannot close until the required approvals are obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Information Circular to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Matrix should be considered highly speculative.

Information provided herein contains forward-looking statements. The reader is cautioned that assumptions used in the preparation of such information, which are considered reasonable by Berens and Matrix at the time of preparation may prove to be incorrect. Actual results achieved will vary from the information provided and the variations may be material. There is no representation by Berens and Matrix that actual results achieved will be the same in whole or in part as those indicated in the forward-looking statements.